# Semiannual Report

June 30, 2014

**Ivy Funds Variable Insurance Portfolios**

Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Pathfinder Moderate – Managed Volatility
Pathfinder Moderately Aggressive – Managed Volatility
Pathfinder Moderately Conservative – Managed Volatility
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy

Global Bond
Global Natural Resources
Growth
High Income
International Core Equity
International Growth
Limited-Term Bond
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value



IVY FUNDS
*Variable Insurance Portfolios*

# CONTENTS
## Ivy Funds VIP



Henry J. Herrmann, CFA

**Dear Shareholder,**

Over the past six months domestic equities exhibited the ability to shake off negative geopolitical headlines, as major stock indexes touched record high territory. Beyond potential headwinds on the global front — which included not only the continuing unrest in the Middle East but also Russia's push into Crimea — the markets were confronted by an exceptionally brutal winter in much of the U.S. that resulted in weaker-than-expected economic growth in the first half of calendar 2014.

Looking more broadly, markets moved in ways that were at odds with traditional patterns, as stocks and bonds rallied simultaneously. Although many investors expected yields to climb in 2014, the reverse occurred over the first six months of the calendar year. The yield on the benchmark 10-year Treasury, which had moved above 3% in December, ended June at 2.53%, or essentially where it stood a year ago. This move reflected slow economic improvement and continued very low inflation.

Internationally, the European Central Bank took the unprecedented step of imposing negative interest rates on short-term bank deposits. The move, which essentially charges lenders for holding their money, was one of several that European policymakers have taken in a bid to boost lackluster growth. In China, meanwhile, officials announced their own series of measures designed to boost slowing growth.

Looking ahead in the U.S., we expect economic improvement to continue. While some have argued that the equity gains have pushed stocks into bubble territory, we continue to feel this view is misplaced. Although there is always the potential for a bout of volatility, corporate earnings have continued to rise and moderate economic growth, low inflation and an improving jobs picture all provide a positive environment for stocks. Meanwhile, we expect interest rates to rise amid expected economic improvement and the Federal Reserve's unwinding of policies implemented during the financial crisis.

We will continue closely monitoring these and other economic developments in the months ahead.

## Economic Snapshot

|  | 6/30/2014 | 12/31/2013 |
|---|---|---|
| S&P 500 Index | 1,960.23 | 1,848.36 |
| MSCI EAFE Index | 1,972.12 | 1,915.60 |
| 10-Year Treasury Yield | 2.53% | 3.04% |
| U.S. unemployment rate | 6.10% | 6.70% |
| 30-year fixed mortgage rate | 4.30% | 4.54% |
| Oil price per barrel | $105.37 | $98.42 |

*Sources: Bloomberg, U.S. Department of Labor, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Henry J Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy Funds VIP Portfolios, the Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative Portfolios (collectively, the "Pathfinder Portfolios") and the Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility Portfolios (collectively, the "Managed Volatility Portfolios") will indirectly bear their pro rata share of the expenses incurred by the underlying funds. These expenses are not included in the Pathfinder Portfolios or Managed Volatility Portfolios annualized expense ratios or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2014.

## Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

| Portfolio | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 12-31-13 | Ending Account Value 6-30-14 | Expenses Paid During Period* | Beginning Account Value 12-31-13 | Ending Account Value 6-30-14 | Expenses Paid During Period* | |
| Pathfinder Aggressive | $1,000 | $1,041.80 | $0.41 | $1,000 | $1,024.40 | $0.40 | 0.08% |
| Pathfinder Conservative | $1,000 | $1,022.60 | $0.40 | $1,000 | $1,024.44 | $0.40 | 0.07% |
| Pathfinder Moderate | $1,000 | $1,033.50 | $0.20 | $1,000 | $1,024.62 | $0.20 | 0.03% |
| Pathfinder Moderately Aggressive | $1,000 | $1,040.00 | $0.20 | $1,000 | $1,024.62 | $0.20 | 0.03% |
| Pathfinder Moderately Conservative | $1,000 | $1,028.20 | $0.20 | $1,000 | $1,024.55 | $0.20 | 0.05% |
| Pathfinder Moderate – Managed Volatility | $1,000 | $1,032.80 | $1.83 | $1,000 | $1,023.01 | $1.82 | 0.36%[3] |
| Pathfinder Moderately Aggressive – Managed Volatility | $1,000 | $1,037.90 | $2.85 | $1,000 | $1,021.95 | $2.83 | 0.57%[4] |
| Pathfinder Moderately Conservative – Managed Volatility | $1,000 | $1,026.20 | $3.65 | $1,000 | $1,021.23 | $3.64 | 0.72%[5] |
| Asset Strategy | $1,000 | $ 991.30 | $4.78 | $1,000 | $1,019.99 | $4.85 | 0.97% |
| Balanced | $1,000 | $1,056.50 | $5.14 | $1,000 | $1,019.78 | $5.05 | 1.01% |
| Bond | $1,000 | $1,035.20 | $3.97 | $1,000 | $1,020.88 | $3.94 | 0.79% |
| Core Equity | $1,000 | $1,066.00 | $4.86 | $1,000 | $1,020.05 | $4.75 | 0.96% |
| Dividend Opportunities | $1,000 | $1,070.70 | $5.18 | $1,000 | $1,019.84 | $5.05 | 1.00% |
| Energy | $1,000 | $1,197.70 | $6.48 | $1,000 | $1,018.91 | $5.96 | 1.19% |
| Global Bond | $1,000 | $1,039.50 | $3.16 | $1,000 | $1,021.70 | $3.13 | 0.62% |
| Global Natural Resources | $1,000 | $1,143.60 | $7.07 | $1,000 | $1,018.16 | $6.66 | 1.34% |
| Growth | $1,000 | $1,051.50 | $4.92 | $1,000 | $1,020.00 | $4.85 | 0.97% |
| High Income | $1,000 | $1,049.90 | $4.51 | $1,000 | $1,020.40 | $4.44 | 0.89% |
| International Core Equity | $1,000 | $1,084.10 | $6.04 | $1,000 | $1,019.03 | $5.86 | 1.16% |
| International Growth | $1,000 | $1,066.20 | $5.89 | $1,000 | $1,019.12 | $5.75 | 1.15% |
| Limited-Term Bond | $1,000 | $1,012.60 | $4.03 | $1,000 | $1,020.77 | $4.04 | 0.81% |
| Micro Cap Growth | $1,000 | $ 990.80 | $6.57 | $1,000 | $1,018.20 | $6.66 | 1.33% |
| Mid Cap Growth | $1,000 | $1,037.90 | $5.60 | $1,000 | $1,019.33 | $5.55 | 1.10% |
| Money Market | $1,000 | $1,000.00 | $0.80 | $1,000 | $1,024.04 | $0.81 | 0.15% |
| Real Estate Securities | $1,000 | $1,168.90 | $6.72 | $1,000 | $1,018.55 | $6.26 | 1.26% |
| Science and Technology | $1,000 | $1,051.00 | $5.85 | $1,000 | $1,019.13 | $5.75 | 1.14% |
| Small Cap Growth | $1,000 | $1,004.90 | $5.61 | $1,000 | $1,019.15 | $5.65 | 1.14% |
| Small Cap Value | $1,000 | $1,061.10 | $5.98 | $1,000 | $1,019.03 | $5.86 | 1.16% |
| Value | $1,000 | $1,064.40 | $5.06 | $1,000 | $1,019.86 | $4.95 | 1.00% |

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2014, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding offering cost was 0.30%.

(4)Annualized expense ratio based on the period excluding offering cost was 0.40%.

(5)Annualized expense ratio based on the period excluding offering cost was 0.47%.

The above illustrations are based on ongoing costs only.

### Pathfinder Aggressive – Asset Allocation

| | |
|---|---|
| Ivy Funds VIP Growth | 17.2% |
| Ivy Funds VIP International Growth | 15.2% |
| Ivy Funds VIP Limited-Term Bond | 14.4% |
| Ivy Funds VIP International Core Equity | 10.3% |
| Ivy Funds VIP Money Market | 9.5% |
| Ivy Funds VIP Small Cap Value | 9.0% |
| Ivy Funds VIP Value | 8.0% |
| Ivy Funds VIP Mid Cap Growth | 7.9% |
| Ivy Funds VIP Small Cap Growth | 7.9% |
| Cash and Cash Equivalents | 0.6% |

### Pathfinder Conservative – Asset Allocation

| | |
|---|---|
| Ivy Funds VIP Money Market | 43.7% |
| Ivy Funds VIP Limited-Term Bond | 19.7% |
| Ivy Funds VIP Dividend Opportunities | 13.4% |
| Ivy Funds VIP Growth | 11.4% |
| Ivy Funds VIP International Core Equity | 5.2% |
| Ivy Funds VIP Small Cap Growth | 3.0% |
| Ivy Funds VIP Value | 2.1% |
| Ivy Funds VIP Mid Cap Growth | 1.0% |
| Cash and Cash Equivalents | 0.5% |

### Pathfinder Moderate – Asset Allocation

| | |
|---|---|
| Ivy Funds VIP Money Market | 28.9% |
| Ivy Funds VIP Dividend Opportunities | 15.4% |
| Ivy Funds VIP Limited-Term Bond | 14.6% |
| Ivy Funds VIP Growth | 12.3% |
| Ivy Funds VIP International Growth | 10.3% |
| Ivy Funds VIP International Core Equity | 5.2% |
| Ivy Funds VIP Small Cap Growth | 5.0% |
| Ivy Funds VIP Value | 3.1% |
| Ivy Funds VIP Small Cap Value | 3.0% |
| Ivy Funds VIP Mid Cap Growth | 2.0% |
| Cash and Cash Equivalents | 0.2% |

### Pathfinder Moderately Aggressive – Asset Allocation

| | |
|---|---|
| Ivy Funds VIP Money Market | 19.2% |
| Ivy Funds VIP Dividend Opportunities | 15.3% |
| Ivy Funds VIP Limited-Term Bond | 14.5% |
| Ivy Funds VIP Growth | 12.3% |
| Ivy Funds VIP International Core Equity | 10.4% |
| Ivy Funds VIP International Growth | 10.2% |
| Ivy Funds VIP Small Cap Value | 6.1% |
| Ivy Funds VIP Small Cap Growth | 6.0% |
| Ivy Funds VIP Value | 3.0% |
| Ivy Funds VIP Mid Cap Growth | 3.0% |
| Cash and Cash Equivalents | 0.0% |

### Pathfinder Moderately Conservative – Asset Allocation

| | |
|---|---|
| Ivy Funds VIP Money Market | 33.8% |
| Ivy Funds VIP Limited-Term Bond | 19.6% |
| Ivy Funds VIP Dividend Opportunities | 13.4% |
| Ivy Funds VIP Growth | 12.3% |
| Ivy Funds VIP International Core Equity | 5.2% |
| Ivy Funds VIP International Growth | 5.1% |
| Ivy Funds VIP Small Cap Growth | 4.0% |
| Ivy Funds VIP Value | 3.1% |
| Ivy Funds VIP Mid Cap Growth | 2.0% |
| Ivy Funds VIP Small Cap Value | 1.0% |
| Cash and Cash Equivalents | 0.5% |

*The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.*

Pathfinder Portfolios *(in thousands)* JUNE 30, 2014 (UNAUDITED)

## Pathfinder Aggressive

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Growth | 1,339 | $15,216 |
| Ivy Funds VIP International Core Equity | 473 | 9,089 |
| Ivy Funds VIP International Growth | 1,440 | 13,446 |
| Ivy Funds VIP Limited-Term Bond | 2,592 | 12,741 |
| Ivy Funds VIP Mid Cap Growth | 672 | 7,009 |
| Ivy Funds VIP Money Market | 8,409 | 8,409 |
| Ivy Funds VIP Small Cap Growth | 579 | 6,964 |
| Ivy Funds VIP Small Cap Value | 448 | 7,982 |
| Ivy Funds VIP Value | 1,003 | 7,113 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.4%** | | **$87,969** |

(Cost: $83,475)

| SHORT-TERM SECURITIES – 0.7% | Principal | |
|---|---|---|
| Master Note | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) | $ 578 | **$ 578** |

(Cost: $578)

| | |
|---|---|
| **TOTAL INVESTMENT SECURITIES – 100.1%** | **$88,547** |
| (Cost: $84,053) | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)** | **(19)** |
| **NET ASSETS – 100.0%** | **$88,528** |

### Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $87,969 | $ — | $— |
| Short-Term Securities | — | 578 | — |
| Total | $87,969 | $578 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

## Pathfinder Conservative

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Dividend Opportunities | 1,877 | $ 16,553 |
| Ivy Funds VIP Growth | 1,232 | 14,000 |
| Ivy Funds VIP International Core Equity | 336 | 6,461 |
| Ivy Funds VIP Limited-Term Bond | 4,917 | 24,165 |
| Ivy Funds VIP Mid Cap Growth | 119 | 1,246 |
| Ivy Funds VIP Money Market | 53,830 | 53,830 |
| Ivy Funds VIP Small Cap Growth | 309 | 3,714 |
| Ivy Funds VIP Value | 357 | 2,528 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.5%** | | **$122,497** |

(Cost: $117,763)

| SHORT-TERM SECURITIES – 0.4% | Principal | |
|---|---|---|
| Master Note | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) | $ 439 | **$ 439** |

(Cost: $439)

| | |
|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.9%** | **$122,936** |
| (Cost: $118,202) | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%** | **192** |
| **NET ASSETS – 100.0%** | **$123,128** |

### Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $122,497 | $ — | $— |
| Short-Term Securities | — | 439 | — |
| Total | $122,497 | $439 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

## Pathfinder Moderate

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Dividend Opportunities | 16,348 | $144,153 |
| Ivy Funds VIP Growth | 10,144 | 115,256 |
| Ivy Funds VIP International Core Equity | 2,536 | 48,769 |
| Ivy Funds VIP International Growth | 10,299 | 96,204 |
| Ivy Funds VIP Limited-Term Bond | 27,823 | 136,747 |
| Ivy Funds VIP Mid Cap Growth | 1,802 | 18,802 |
| Ivy Funds VIP Money Market | 270,746 | 270,746 |
| Ivy Funds VIP Small Cap Growth | 3,885 | 46,694 |
| Ivy Funds VIP Small Cap Value | 1,602 | 28,553 |
| Ivy Funds VIP Value | 4,036 | 28,624 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.8%** | | **$934,548** |

(Cost: $867,953)

| SHORT-TERM SECURITIES – 0.0% | Principal | |
|---|---|---|
| Master Note | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) | $ 222 | **$ 222** |

(Cost: $222)

| | |
|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.8%** | **$934,770** |
| (Cost: $868,175) | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%** | **2,101** |
| **NET ASSETS – 100.0%** | **$936,871** |

### Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $934,548 | $ — | $— |
| Short-Term Securities | — | 222 | — |
| Total | $934,548 | $222 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

## Pathfinder Moderately Aggressive

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Dividend Opportunities . . . . . . | 19,409 | $ 171,146 |
| Ivy Funds VIP Growth . . | 12,043 | 136,839 |
| Ivy Funds VIP International Core Equity . . . . . . . . . . . . | 6,021 | 115,796 |
| Ivy Funds VIP International Growth . . . . . . . . . . . | 12,227 | 114,216 |
| Ivy Funds VIP Limited-Term Bond . . . . . . . | 33,033 | 162,353 |
| Ivy Funds VIP Mid Cap Growth . . . . . . . . . . | 3,209 | 33,486 |
| Ivy Funds VIP Money Market . . . . . . . . . . . | 214,300 | 214,300 |
| Ivy Funds VIP Small Cap Growth . . . . . . . | 5,536 | 66,541 |
| Ivy Funds VIP Small Cap Value . . . . . . . . | 3,804 | 67,802 |
| Ivy Funds VIP Value . . . | 4,792 | 33,984 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 100.0%** | | **$1,116,463** |

(Cost: $1,021,988)

| SHORT-TERM SECURITIES – 0.1% | Principal | |
|---|---|---|
| *Master Note* | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) . . . . . . . . . . . . . . | $ 631 | $ 631 |

(Cost: $631)

| **TOTAL INVESTMENT SECURITIES – 100.1%** | | **$1,117,094** |
|---|---|---|

(Cost: $1,022,619)

| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)** | | **(603)** |
|---|---|---|
| **NET ASSETS – 100.0%** | | **$1,116,491** |

**Notes to Schedule of Investments**

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds . . . . . . . | $1,116,463 | $ — | $— |
| Short-Term Securities . . . . | — | 631 | — |
| Total . . . . . . | $1,116,463 | $631 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

## Pathfinder Moderately Conservative

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Dividend Opportunities . . . . . . . | 4,581 | $ 40,399 |
| Ivy Funds VIP Growth . . . . | 3,280 | 37,268 |
| Ivy Funds VIP International Core Equity . . . . . . . . . . . . | 820 | 15,770 |
| Ivy Funds VIP International Growth . . | 1,665 | 15,555 |
| Ivy Funds VIP Limited-Term Bond . . . . . . . . . | 11,997 | 58,962 |
| Ivy Funds VIP Mid Cap Growth . . . . . . . . . . . | 583 | 6,080 |
| Ivy Funds VIP Money Market . . . . . . . . . . . . | 102,147 | 102,147 |
| Ivy Funds VIP Small Cap Growth . . . . . . . . . . . | 1,005 | 12,081 |
| Ivy Funds VIP Small Cap Value . . . . . . . . . . . . . | 173 | 3,078 |
| Ivy Funds VIP Value . . . . | 1,305 | 9,256 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.5%** | | **$300,596** |

(Cost: $284,454)

| SHORT-TERM SECURITIES – 0.2% | Principal | |
|---|---|---|
| *Master Note* | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) . . . . $ | 544 | $ 544 |

(Cost: $544)

| **TOTAL INVESTMENT SECURITIES – 99.7%** | | **$301,140** |
|---|---|---|

(Cost: $284,998)

| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%** | | **1,084** |
|---|---|---|
| **NET ASSETS – 100.0%** | | **$302,224** |

**Notes to Schedule of Investments**

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds . . . . . . . . | $300,596 | $ — | $— |
| Short-Term Securities . . . . . . | — | 544 | — |
| Total . . . . . . . . | $300,596 | $544 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

### Pathfinder Moderate –
### Managed Volatility – Asset Allocation

| | |
|---|---|
| Ivy Funds VIP Money Market | 28.0% |
| Ivy Funds VIP Dividend Opportunities | 14.9% |
| Ivy Funds VIP Limited-Term Bond | 14.1% |
| Ivy Funds VIP Growth | 11.8% |
| Ivy Funds VIP International Growth | 9.8% |
| Ivy Funds VIP International Core Equity | 5.0% |
| Ivy Funds VIP Small Cap Growth | 4.9% |
| Ivy Funds VIP Value | 2.9% |
| Ivy Funds VIP Small Cap Value | 2.9% |
| Ivy Funds VIP Mid Cap Growth | 1.9% |
| Cash and Cash Equivalents | 3.8% |

### Pathfinder Moderately Aggressive –
### Managed Volatility – Asset Allocation

| | |
|---|---|
| Ivy Funds VIP Money Market | 18.5% |
| Ivy Funds VIP Dividend Opportunities | 14.8% |
| Ivy Funds VIP Limited-Term Bond | 14.0% |
| Ivy Funds VIP Growth | 11.8% |
| Ivy Funds VIP International Core Equity | 9.9% |
| Ivy Funds VIP International Growth | 9.8% |
| Ivy Funds VIP Small Cap Growth | 5.8% |
| Ivy Funds VIP Small Cap Value | 5.8% |
| Ivy Funds VIP Mid Cap Growth | 2.9% |
| Ivy Funds VIP Value | 2.9% |
| Cash and Cash Equivalents | 3.8% |

### Pathfinder Moderately Conservative –
### Managed Volatility – Asset Allocation

| | |
|---|---|
| Ivy Funds VIP Money Market | 33.1% |
| Ivy Funds VIP Limited-Term Bond | 19.0% |
| Ivy Funds VIP Dividend Opportunities | 13.0% |
| Ivy Funds VIP Growth | 12.0% |
| Ivy Funds VIP International Core Equity | 5.0% |
| Ivy Funds VIP International Growth | 5.0% |
| Ivy Funds VIP Small Cap Growth | 3.9% |
| Ivy Funds VIP Value | 3.0% |
| Ivy Funds VIP Mid Cap Growth | 2.0% |
| Ivy Funds VIP Small Cap Value | 1.0% |
| Cash and Cash Equivalents | 3.0% |

*The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.*

### Pathfinder Moderate – Managed Volatility

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Dividend Opportunities . . . . . . . . | 1,780 | $ 15,695 |
| Ivy Funds VIP Growth . . . . | 1,106 | 12,570 |
| Ivy Funds VIP International Core Equity . . . . . . . . . . | 275 | 5,289 |
| Ivy Funds VIP International Growth . . . . . . . . . . . . . | 1,121 | 10,469 |
| Ivy Funds VIP Limited-Term Bond . . . . . . . . . . | 3,052 | 14,998 |
| Ivy Funds VIP Mid Cap Growth . . . . . . . . . . . . . | 198 | 2,061 |
| Ivy Funds VIP Money Market . . . . . . . . . . . . . | 29,769 | 29,769 |
| Ivy Funds VIP Small Cap Growth . . . . . . . . . . . . . | 432 | 5,196 |
| Ivy Funds VIP Small Cap Value . . . . . . . . . . . . . | 175 | 3,123 |
| Ivy Funds VIP Value . . . . . | 439 | 3,116 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 96.2%** | | **$102,286** |

(Cost: $104,385)

| SHORT-TERM SECURITIES – 3.2% | Principal | |
|---|---|---|
| *Master Note* | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) . . . | $ 3,391 | $ 3,391 |

(Cost: $3,391)

| **TOTAL INVESTMENT SECURITIES – 99.4%** | | **$105,677** |
|---|---|---|

(Cost: $107,776)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6% | | 675 |
|---|---|---|
| **NET ASSETS – 100.0%** | | **$106,352** |

### Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at June 30, 2014 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Value | Unrealized Appreciation |
|---|---|---|---|---|---|
| E-mini S&P 500 Index | Long | 9-19-14 | 4 | $1,771 | $9 |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds . . . . . . . . | $102,286 | $ — | $— |
| Short-Term Securities . . . . . . | — | 3,391 | — |
| Total . . . . . . . . | $102,286 | $3,391 | $— |
| Futures Contracts | $ 9 | $ — | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

### Pathfinder Moderately Aggressive – Managed Volatility

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Dividend Opportunities . . . . . . . . . | 523 | $ 4,611 |
| Ivy Funds VIP Growth . . . . . | 325 | 3,692 |
| Ivy Funds VIP International Core Equity . . . . . . . . . . . | 162 | 3,113 |
| Ivy Funds VIP International Growth . . . . . . . . . . . . . . | 329 | 3,078 |
| Ivy Funds VIP Limited-Term Bond . . . . . . . . . . . . . . . | 895 | 4,401 |
| Ivy Funds VIP Mid Cap Growth . . . . . . . . . . . . . . | 87 | 906 |
| Ivy Funds VIP Money Market . . . . . . . . . . . . . . | 5,819 | 5,819 |
| Ivy Funds VIP Small Cap Growth . . . . . . . . . . . . . . | 151 | 1,816 |
| Ivy Funds VIP Small Cap Value . . . . . . . . . . . . . . | 103 | 1,832 |
| Ivy Funds VIP Value . . . . . . | 129 | 916 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 96.2%** | | **$30,184** |

(Cost: $30,880)

| SHORT-TERM SECURITIES – 3.9% | Principal | |
|---|---|---|
| *Master Note* | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) . . . . | $1,209 | $ 1,209 |

(Cost: $1,209)

| **TOTAL INVESTMENT SECURITIES – 100.1%** | | **$31,393** |
|---|---|---|

(Cost: $32,089)

| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%) | | (18) |
|---|---|---|
| **NET ASSETS –100.0%** | | **$31,375** |

See Accompanying Notes to Financial Statements.

## Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at June 30, 2014 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Value | Unrealized Appreciation |
|---|---|---|---|---|---|
| E-mini S&P 500 Index | Long | 9-19-14 | 4 | $390 | $3 |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $30,184 | $ — | $— |
| Short-Term Securities | — | 1,209 | — |
| Total | $30,184 | $1,209 | $— |
| Futures Contracts | $ 3 | $ — | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

## Pathfinder Moderately Conservative – Managed Volatility

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Funds VIP Dividend Opportunities | 311 | $ 2,739 |
| Ivy Funds VIP Growth | 223 | 2,529 |
| Ivy Funds VIP International Core Equity | 55 | 1,065 |
| Ivy Funds VIP International Growth | 113 | 1,054 |
| Ivy Funds VIP Limited-Term Bond | 819 | 4,025 |
| Ivy Funds VIP Mid Cap Growth | 40 | 414 |
| Ivy Funds VIP Money Market | 6,984 | 6,984 |
| Ivy Funds VIP Small Cap Growth | 69 | 833 |
| Ivy Funds VIP Small Cap Value | 12 | 209 |
| Ivy Funds VIP Value | 88 | 627 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 97.0%** | | **$20,479** |

(Cost: $20,704)

| SHORT-TERM SECURITIES – 2.9% | Principal | |
|---|---|---|
| *Master Note* | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) | $ 632 | $ 632 |

(Cost: $632)

| **TOTAL INVESTMENT SECURITIES – 99.9%** | | **$21,111** |
|---|---|---|

(Cost: $21,336)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1% | | 14 |
|---|---|---|
| **NET ASSETS – 100.0%** | | **$21,125** |

## Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $20,479 | $ — | $— |
| Short-Term Securities | — | 632 | — |
| Total | $20,479 | $632 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **61.6%** |
| Consumer Discretionary | 20.0% |
| Financials | 13.0% |
| Information Technology | 11.6% |
| Industrials | 6.2% |
| Energy | 4.5% |
| Health Care | 3.2% |
| Materials | 2.4% |
| Telecommunication Services | 0.7% |
| **Bullion (Gold)** | **6.3%** |
| **Purchased Options** | **0.1%** |
| **Bonds** | **4.0%** |
| Corporate Debt Securities | 3.3% |
| Loans | 0.7% |
| United States Government and Government Agency Obligations | 0.0% |
| **Cash and Cash Equivalents** | **28.0%** |

## Country Weightings

| | |
|---|---|
| **North America** | **39.9%** |
| United States | 39.9% |
| **Pacific Basin** | **14.5%** |
| Hong Kong | 8.4% |
| Japan | 4.4% |
| Other Pacific Basin | 1.7% |
| **Europe** | **11.2%** |
| United Kingdom | 6.5% |
| Other Europe | 4.7% |
| **Bullion (Gold)** | **6.3%** |
| **Cash and Cash Equivalents and Options** | **28.1%** |

## Top 10 Equity Holdings

| Company | Country | Sector |
|---|---|---|
| Galaxy Entertainment Group | Hong Kong | Consumer Discretionary |
| Delta Topco Ltd. | United Kingdom | Consumer Discretionary |
| Las Vegas Sands, Inc. | United States | Consumer Discretionary |
| AIA Group Ltd. | Hong Kong | Financials |
| Media Group Holdings LLC | United States | Consumer Discretionary |
| Nielsen Holdings N.V. | United States | Industrials |
| Panasonic Corp. | Japan | Consumer Discretionary |
| Occidental Petroleum Corp. | United States | Energy |
| Applied Materials, Inc. | United States | Information Technology |
| Nomura Holdings, Inc. | Japan | Financials |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

# Asset Strategy *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 1.6%** | | |
| Boeing Co. (The) (A) | 110 | $ 14,021 |
| Precision Castparts Corp. | 55 | 13,781 |
| | | 27,802 |
| **Airlines – 0.4%** | | |
| Japan Airlines Corp. (B) | 129 | 7,109 |
| **Application Software – 1.9%** | | |
| Adobe Systems, Inc. (A)(C) | 191 | 13,806 |
| Intuit, Inc. (A) | 215 | 17,331 |
| | | 31,137 |
| **Asset Management & Custody Banks – 0.8%** | | |
| Apollo Global Management LLC | 44 | 1,214 |
| Blackstone Group L.P. (The) | 119 | 3,986 |
| KKR & Co. L.P. | 339 | 8,241 |
| | | 13,441 |
| **Auto Parts & Equipment – 0.9%** | | |
| Continental AG (B) | 70 | 16,236 |
| **Automobile Manufacturers – 1.0%** | | |
| Ford Motor Co. | 1,013 | 17,469 |
| **Biotechnology – 2.1%** | | |
| Amgen, Inc. | 126 | 14,927 |
| Biogen Idec, Inc. (C) | 40 | 12,675 |
| Gilead Sciences, Inc. (A)(C) | 113 | 9,361 |
| | | 36,963 |
| **Casinos & Gaming – 8.3%** | | |
| Dynam Japan Holdings Co. Ltd. (B) | 861 | 2,572 |
| Galaxy Entertainment Group (B) | 10,745 | 85,955 |
| Las Vegas Sands, Inc. | 656 | 49,983 |
| Macau Legend Development Ltd. (B)(C) | 4,687 | 3,247 |
| | | 141,757 |
| **Construction Machinery & Heavy Trucks – 1.0%** | | |
| Caterpillar, Inc. | 161 | 17,528 |
| **Consumer Electronics – 1.5%** | | |
| Panasonic Corp. (B) | 1,959 | 23,859 |
| Sony Corp. (B) | 128 | 2,117 |
| | | 25,976 |
| **Data Processing & Outsourced Services – 1.3%** | | |
| Alliance Data Systems Corp. (C) | 45 | 12,515 |
| Visa, Inc., Class A | 50 | 10,578 |
| | | 23,093 |
| **Diversified Banks – 1.5%** | | |
| Societe Generale (B) | 193 | 10,099 |
| Wells Fargo & Co. | 284 | 14,922 |
| | | 25,021 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Diversified Chemicals – 0.8%** | | |
| Dow Chemical Co. (The) (A) | 269 | $ 13,827 |
| **Diversified Metals & Mining – 0.8%** | | |
| Freeport-McMoRan Copper & Gold, Inc., Class B | 368 | 13,432 |
| **Electronic Equipment & Instruments – 0.5%** | | |
| FUJIFILM Holdings Corp. (B) | 332 | 9,250 |
| **Home Entertainment Software – 0.5%** | | |
| Activision Blizzard, Inc. | 377 | 8,405 |
| **Industrial Conglomerates – 0.8%** | | |
| Hutchison Whampoa Ltd., Ordinary Shares (B) | 985 | 13,472 |
| **Integrated Oil & Gas – 2.2%** | | |
| Chevron Corp. | 66 | 8,642 |
| Exxon Mobil Corp. | 83 | 8,397 |
| Occidental Petroleum Corp. | 213 | 21,892 |
| | | 38,931 |
| **Internet Retail – 0.8%** | | |
| Amazon.com, Inc. (C) | 40 | 13,024 |
| **Internet Software & Services – 1.6%** | | |
| Facebook, Inc., Class A (C) | 134 | 9,030 |
| Tencent Holdings Ltd. (B) | 1,241 | 18,919 |
| | | 27,949 |
| **Investment Banking & Brokerage – 2.2%** | | |
| Goldman Sachs Group, Inc. (The) | 102 | 17,146 |
| Nomura Holdings, Inc. (B) | 2,957 | 20,931 |
| | | 38,077 |
| **IT Consulting & Other Services – 1.0%** | | |
| Cognizant Technology Solutions Corp., Class A (C) | 359 | 17,548 |
| **Life & Health Insurance – 4.6%** | | |
| AIA Group Ltd. (B) | 8,833 | 44,391 |
| MetLife, Inc. (A) | 326 | 18,135 |
| Prudential Financial, Inc. | 193 | 17,124 |
| | | 79,650 |
| **Managed Health Care – 0.5%** | | |
| Humana, Inc. | 61 | 7,778 |
| **Movies & Entertainment – 7.5%** | | |
| Delta Topco Ltd. (C)(D) | 56,728 | 59,281 |
| Legend Pictures LLC (C)(D)(M) | 10 | 18,250 |
| Media Group Holdings LLC (C)(D)(E)(M) | 19 | 40,864 |
| Twenty-First Century Fox, Inc., Class A (A) | 291 | 10,222 |
| | | 128,617 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Multi-Line Insurance – 2.9%** | | |
| Allianz AG, Registered Shares (B) | 124 | $ 20,663 |
| American International Group, Inc. | 322 | 17,580 |
| Axa S.A. (B) | 522 | 12,474 |
| | | 50,717 |
| **Oil & Gas Exploration & Production – 1.1%** | | |
| ConocoPhillips (A) | 213 | 18,222 |
| **Oil & Gas Storage & Transportation – 1.2%** | | |
| Plains GP Holdings L.P., Class A | 651 | 20,809 |
| **Pharmaceuticals – 0.6%** | | |
| Bristol-Myers Squibb Co. | 90 | 4,366 |
| Roche Holdings AG, Genusscheine (B) | 22 | 6,502 |
| | | 10,868 |
| **Railroads – 0.7%** | | |
| Union Pacific Corp. | 128 | 12,738 |
| **Reinsurance – 1.0%** | | |
| Swiss Re Ltd. (B) | 199 | 17,679 |
| **Research & Consulting Services – 1.7%** | | |
| Nielsen Holdings N.V. | 594 | 28,770 |
| **Semiconductor Equipment – 1.3%** | | |
| Applied Materials, Inc. | 959 | 21,621 |
| **Semiconductors – 1.5%** | | |
| Advanced Micro Devices, Inc. (C) | 445 | 1,865 |
| MediaTek, Inc. (B) | 76 | 1,285 |
| Taiwan Semiconductor Manufacturing Co. Ltd. (B) | 1,408 | 5,965 |
| Texas Instruments, Inc. | 360 | 17,215 |
| | | 26,330 |
| **Specialty Chemicals – 0.8%** | | |
| LyondellBasell Industries N.V., Class A | 136 | 13,271 |
| **Systems Software – 1.2%** | | |
| Microsoft Corp. | 242 | 10,075 |
| Oracle Corp. | 260 | 10,533 |
| | | 20,608 |
| **Technology Hardware, Storage & Peripherals – 0.8%** | | |
| Apple, Inc. (A) | 145 | 13,497 |
| Hewlett-Packard Co. | 19 | 626 |
| | | 14,123 |
| **Wireless Telecommunication Service – 0.7%** | | |
| NTT DoCoMo, Inc. (B) | 693 | 11,853 |
| **TOTAL COMMON STOCKS – 61.6%** | | $1,061,101 |

(Cost: $934,701)

Asset Strategy (in thousands) JUNE 30, 2014 (UNAUDITED)

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Value |
|---|---|---|
| Adobe Systems, Inc., Call $72.50, Expires 7-18-14, OTC (Ctrpty: Citibank N.A.) | 261 | $ 33 |
| Apple, Inc.: | | |
| Call $92.86, Expires 7-18-14, OTC (Ctrpty: Bank of America N.A.) | 658 | 113 |
| Call $97.14, Expires 8-15-14, OTC (Ctrpty: UBS AG) | 819 | 148 |
| Caterpillar, Inc., Call $110.00, Expires 8-15-14, OTC (Ctrpty: Citibank N.A.) | 408 | 82 |
| ConocoPhillips, Call $87.50, Expires 8-15-14, OTC (Ctrpty: Deutsche Bank AG) | 1,471 | 154 |
| DAX Index: | | |
| Put EUR9,600.00, Expires 8-15-14, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F) | 253 | 176 |
| Put EUR9,600.00, Expires 8-15-14, OTC (Ctrpty: Societe Generale Bank) (F) | 253 | 176 |
| Dow Chemical Co. (The): | | |
| Call $52.50, Expires 7-18-14, OTC (Ctrpty: Citibank N.A.) | 578 | 19 |
| Call $57.50, Expires 9-19-14, OTC (Ctrpty: Citibank N.A.) | 578 | 15 |
| EURO STOXX 50 Index: | | |
| Put EUR3,150.00, Expires 8-15-14, OTC (Ctrpty: Bank of America N.A.) (F) | 384 | 184 |
| Put EUR3,175.00, Expires 8-15-14, OTC (Ctrpty: JPMorgan Chase Bank N.A.) (F) | 384 | 219 |
| Hewlett-Packard Co., Call $36.00, Expires 7-18-14, OTC (Ctrpty: Societe Generale Bank) | 1,414 | 8 |
| iShares MSCI Emerging Markets ETF, Put $41.00, Expires 8-15-14, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 8,057 | 205 |

| PURCHASED OPTIONS (Continued) | Number of Contracts (Unrounded) | Value |
|---|---|---|
| S&P 500 Index, Put $1,875.00, Expires 8-15-14 | 353 | $ 326 |
| Texas Instruments, Inc., Call $47.00, Expires 7-18-14, OTC (Ctrpty: Deutsche Bank AG) | 200 | 23 |
| Wells Fargo & Co.: | | |
| Call $52.50, Expires 7-18-14, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 858 | 62 |
| Call $55.00, Expires 8-15-14, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 317 | 6 |
| **TOTAL PURCHASED OPTIONS – 0.1%** | | **$ 1,949** |
| (Cost: $2,858) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Automobile Manufacturers – 0.4% | | |
| Aston Martin Holdings Ltd., 10.250%, 7-15-18 (G)(H) | $ 6,294 | 6,406 |
| Movies & Entertainment – 2.9% | | |
| Circuit of the Americas LLC, Series A, 16.000%, 7-31-18 | 2,500 | 1,250 |
| Circuit of the Americas LLC, Series B, 16.000%, 7-31-18 (H) | 3,211 | 1,606 |
| Delta Topco Ltd., 10.000%, 11-24-60 (D)(H) | 47,573 | 47,573 |
| | | 50,429 |
| **TOTAL CORPORATE DEBT SECURITIES – 3.3%** | | **$56,835** |
| (Cost: $60,068) | | |

| LOANS | Principal | Value |
|---|---|---|
| Movies & Entertainment – 0.7% | | |
| Circuit of the Americas LLC, 6.000%, 6-30-17 (I) | 600 | 600 |
| Formula One Holdings Ltd. and Alpha Topco Ltd., 9.250%, 10-16-19 (I) | 10,400 | 10,829 |
| | | 11,429 |
| **TOTAL LOANS – 0.7%** | | **$11,429** |
| (Cost: $10,876) | | |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations – 0.0% | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 5.500%, 9-15-17 (J) | $ 144 | $ 2 |
| 5.500%, 3-15-23 (J) | 91 | 9 |
| 5.500%, 10-15-25 (J) | 327 | 49 |
| 6.000%, 11-15-35 (J) | 203 | 41 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 5.500%, 6-25-23 (J) | 142 | 20 |
| 5.500%, 8-25-33 (J) | 207 | 35 |
| 5.500%, 4-25-34 (J) | 358 | 69 |
| 5.500%, 11-25-36 (J) | 469 | 93 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 5.500%, 3-20-32 (J) | 101 | 4 |
| 5.000%, 7-20-33 (J) | 30 | 1 |
| 5.500%, 11-20-33 (J) | 175 | 7 |
| 5.500%, 7-20-35 (J) | 166 | 32 |
| | | 362 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%** | | **$ 362** |
| (Cost: $1,471) | | |

| BULLION – 6.3% | Troy Ounces | |
|---|---|---|
| Gold | 82 | **$108,658** |
| (Cost: $111,563) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper – 27.0% | | |
| American Honda Finance Corp. (GTD by Honda Motor Co.), 0.080%, 7-9-14 (K) | $10,000 | 10,000 |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.090%, 7-10-14 (K) | 5,000 | 5,000 |
| Apple, Inc., 0.070%, 8-1-14 (K) | 6,000 | 6,000 |
| Army & Air Force Exchange Service, 0.110%, 8-18-14 (K) | 5,000 | 4,999 |
| Baxter International, Inc., 0.160%, 7-16-14 (K) | 10,000 | 9,999 |
| Becton Dickinson & Co.: | | |
| 0.130%, 7-1-14 (K) | 6,000 | 6,000 |
| 0.140%, 7-30-14 (K) | 6,850 | 6,849 |
| BMW U.S. Capital LLC (GTD by BMW AG): | | |
| 0.090%, 7-10-14 (K) | 8,000 | 8,000 |
| 0.170%, 8-14-14 (K) | 5,800 | 5,799 |
| BorgWarner, Inc., 0.270%, 7-16-14 (K) | 5,000 | 4,999 |

Asset Strategy *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper (Continued)** | | |
| Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.160%, 9-24-14 (K) | $ 8,000 | $ 7,997 |
| Coca-Cola Co. (The): | | |
| 0.090%, 7-25-14 (K) | 3,500 | 3,500 |
| 0.110%, 8-12-14 (K) | 7,000 | 6,999 |
| 0.110%, 8-13-14 (K) | 5,000 | 4,999 |
| Corporacion Andina de Fomento: | | |
| 0.110%, 7-18-14 (K) | 5,000 | 5,000 |
| 0.140%, 8-25-14 (K) | 11,000 | 10,998 |
| Danaher Corp., 0.090%, 7-9-14 (K) | 10,000 | 10,000 |
| Diageo Capital plc (GTD by Diageo plc), 0.250%, 7-3-14 (K) | 5,000 | 5,000 |
| Ecolab, Inc., 0.240%, 7-14-14 (K) | 5,000 | 5,000 |
| Essilor International S.A., 0.100%, 7-18-14 (K) | 5,000 | 5,000 |
| Exxon Mobil Corp., 0.060%, 7-10-14 (K) | 5,000 | 5,000 |
| Fannie Mae Discount Notes: | | |
| 0.040%, 7-14-14 (K) | 11,000 | 11,000 |
| 0.030%, 7-28-14 (K) | 22,000 | 21,998 |
| 0.030%, 7-29-14 (K) | 5,093 | 5,093 |
| Federal Home Loan Bank: | | |
| 0.040%, 8-1-14 (K) | 5,550 | 5,550 |
| 0.030%, 8-29-14 (K) | 5,000 | 5,000 |
| General Mills, Inc.: | | |
| 0.130%, 7-1-14 (K) | 9,000 | 9,000 |
| 0.160%, 7-11-14 (K) | 5,590 | 5,590 |
| Google, Inc., 0.060%, 7-23-14 (K) | 10,000 | 10,000 |
| Hewlett-Packard Co., 0.280%, 7-28-14 (K) | 15,000 | 14,997 |
| Honeywell International, Inc., 0.090%, 7-18-14 (K) | 5,000 | 5,000 |
| International Business Machines Corp.: | | |
| 0.080%, 8-6-14 (K) | 5,750 | 5,750 |
| 0.080%, 8-13-14 (K) | 5,000 | 5,000 |
| John Deere Capital Corp., 0.090%, 7-15-14 (K) | $10,000 | $10,000 |
| Kellogg Co., 0.150%, 7-17-14 (K) | 8,000 | 7,999 |
| Kroger Co. (The): | | |
| 0.190%, 7-1-14 (K) | 1,533 | 1,533 |
| 0.230%, 7-25-14 (K) | 8,000 | 7,999 |
| L Oreal USA, Inc., 0.090%, 7-8-14 (K) | 5,000 | 5,000 |
| McCormick & Co., Inc., 0.240%, 8-5-14 (K) | 10,000 | 9,998 |
| Microsoft Corp., 0.090%, 8-27-14 (K) | 7,000 | 6,999 |
| NBCUniversal Enterprise, Inc., 0.230%, 7-7-14 (K) | 5,000 | 5,000 |
| PACCAR Financial Corp. (GTD by PACCAR, Inc.), 0.080%, 7-30-14 (K) | 15,000 | 14,998 |
| PepsiCo, Inc., 0.060%, 7-18-14 (K) | 15,000 | 14,999 |
| Procter & Gamble Co. (The), 0.060%, 7-23-14 (K) | 10,000 | 10,000 |
| Roche Holdings, Inc.: | | |
| 0.120%, 7-14-14 (K) | 6,000 | 6,000 |
| 0.080%, 7-15-14 (K) | 30,000 | 29,998 |
| Siemens Capital Co. LLC (GTD by Siemens AG), 0.120%, 7-28-14 (K) | 15,000 | 14,997 |
| St. Jude Medical, Inc., 0.230%, 8-5-14 (K) | 5,000 | 4,999 |
| Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank): | | |
| 0.140%, 7-8-14 (K) | 4,000 | 4,000 |
| 0.100%, 7-22-14 (K) | 5,000 | 5,000 |
| Total Capital Canada Ltd. (GTD by Total S.A.), 0.160%, 8-19-14 (K) | 10,000 | 9,998 |
| Virginia Electric and Power Co., 0.210%, 7-9-14 (K) | 10,000 | 9,999 |
| Wal-Mart Stores, Inc., 0.070%, 7-7-14 (K) | 17,700 | 17,699 |
| Wisconsin Electric Power Co., 0.180%, 7-7-14 (K) | $18,361 | $ 18,360 |
| Wisconsin Gas LLC, 0.110%, 7-10-14 (K) | 10,000 | 10,000 |
| | | 466,691 |
| **Master Note – 0.4%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (L) | 6,419 | 6,419 |
| **Municipal Obligations – Taxable – 0.4%** | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.020%, 7-1-14 (L) | 2,200 | 2,200 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.020%, 7-1-14 (L) | 5,000 | 5,000 |
| | | 7,200 |
| **TOTAL SHORT-TERM SECURITIES – 27.8%** | | **$ 480,310** |
| (Cost: $480,315) | | |
| **TOTAL INVESTMENT SECURITIES – 99.8%** | | **$1,720,644** |
| (Cost: $1,601,852) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%** | | **4,015** |
| **NET ASSETS – 100.0%** | | **$1,724,659** |

**Notes to Consolidated Schedule of Investments**

(A)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(B)Listed on an exchange outside the United States.

(C)No dividends were paid during the preceding 12 months.

(D)Restricted securities. At June 30, 2014, the Portfolio owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Delta Topco Ltd. | 1-23-12 to 5-1-12 | 56,728 | $ 38,396 | $ 59,281 |
| Legend Pictures LLC | 12-18-12 | 10 | 18,161 | 18,250 |
| Media Group Holdings LLC | 4-23-13 | 19 | 40,864 | 40,864 |
| | | Principal | | |
| Delta Topco Ltd., 10.000%, 11-24-60 | 1-23-12 to 6-18-12 | $47,573 | 48,063 | 47,573 |
| | | | $145,484 | $165,968 |

The total value of these securities represented 9.6% of net assets at June 30, 2014.

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (EUR—Euro).

(G) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $6,406 or 0.4% of net assets.

(H) Payment-in-kind bonds.

(I) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014.

(J) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(K) Rate shown is the yield to maturity at June 30, 2014.

(L) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

(M) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Portfolio and consolidated as described in note 6 of the financial statements.

The following forward foreign currency contracts were outstanding at June 30, 2014:

| Type | Currency | Counterparty | Principal Amount of Contract (Denominated in Indicated Currency) | Settlement Date | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| Sell | Japanese Yen | UBS AG | 1,275,017 | 7-29-14 | $ — | $ 55 |
| Sell | Japanese Yen | Citibank N.A. | 2,049,838 | 7-29-14 | — | 90 |
| Sell | Japanese Yen | Morgan Stanley International | 2,983,714 | 7-29-14 | — | 119 |
| Sell | Japanese Yen | Goldman Sachs International | 1,344,068 | 7-29-14 | — | 52 |
| | | | | | $ — | $316 |

The following total return swap agreements were outstanding at June 30, 2014:

| Counterparty | # of Shares | Underlying Security | Termination Date | Notional Amount | Financing Fee# | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|
| Citibank N.A. | 49,364 | Apple, Inc. | 05-23-15 | $ 4,587 | USD LIBOR + 0.380% | $ 99 |
| Societe Generale Bank | 167,500 | CBS Corp., Class B | 05-22-15 | 10,408 | USD LIBOR + 0.340% | 316 |
| JPMorgan Chase Bank N.A. | 351,100 | CBS Corp., Class B | 05-26-15 | 21,817 | USD LIBOR + 0.340% | 1,129 |
| Deutsche Bank AG | 124,450 | ConocoPhillips | 05-22-15 | 10,669 | USD LIBOR + 0.980% | 117 |
| Deutsche Bank AG | 248,901 | Twenty-First Century Fox, Inc., Class A | 05-22-15 | 8,749 | USD LIBOR + 0.980% | (57) |
| Barclays Bank plc | 307,900 | Phillips 66 | 05-25-15 | 22,764 | USD LIBOR + 0.400% | (289) |
| UBS AG | 213,700 | Wynn Resorts Ltd. | 05-22-15 | 44,356 | USD LIBOR + 1.050% | 1,048 |
| | | | | | | $2,363 |

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following written options were outstanding at June 30, 2014 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Adobe Systems, Inc. | Citibank N.A. | Put | 261 | July 2014 | $ 60.00 | $ 39 | $ (1) |
| | Citibank N.A. | Call | 261 | July 2014 | 80.00 | 30 | (1) |
| Apple, Inc. | UBS AG | Call | 819 | August 2014 | 107.14 | 28 | (27) |
| Caterpillar, Inc. | Citibank N.A. | Put | 408 | August 2014 | 90.00 | 29 | (6) |
| ConocoPhillips | Deutsche Bank AG | Put | 981 | August 2014 | 72.50 | 43 | (12) |
| | Deutsche Bank AG | Call | 1,471 | August 2014 | 92.50 | 24 | (35) |
| Dow Chemical Co. (The) | Citibank N.A. | Call | 578 | July 2014 | 55.00 | 24 | (3) |
| Texas Instruments, Inc. | Deutsche Bank AG | Put | 200 | July 2014 | 38.00 | 6 | —* |
| Wells Fargo & Co. | Morgan Stanley & Co., Inc. | Put | 541 | July 2014 | 49.00 | 11 | (4) |
| | | | | | | $234 | $(89) |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $ 942,706 | $ — | $118,395 |
| Purchased Options | 326 | 1,623 | — |
| Corporate Debt Securities | — | 6,406 | 50,429 |
| Loans | — | — | 11,429 |
| United States Government Agency Obligations | — | 362 | — |
| Bullion | 108,658 | — | — |
| Short-Term Securities | — | 480,310 | — |
| Total | $1,051,690 | $488,701 | $180,253 |
| Swap Agreements | $ — | $ 2,709 | $ — |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts | $ — | $ 316 | $ — |
| Swap Agreements | $ — | $ 346 | $ — |
| Written Options | $ — | $ 89 | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Corporate Debt Securities | Loans |
|---|---|---|---|
| Beginning Balance 1-1-14 | $129,492 | $50,731 | $11,479 |
| Net realized gain (loss) | — | — | — |
| Net change in unrealized appreciation (depreciation) | (11,138) | (1,215) | (9) |
| Purchases | 41 | 4,933 | — |
| Sales | — | (4,020) | (50) |
| Amortization/Accretion of premium/discount | — | — | 9 |
| Transfers into Level 3 during the period | — | — | 23 |
| Transfers out of Level 3 during the period | — | — | (23) |
| Ending Balance 6-30-14 | $118,395 | $50,429 | $11,429 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-14 | $ (11,138) | $ (1,215) | $ (9) |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended June 30, 2014.

Information about Level 3 fair value measurements:

| | Fair Value at 6-30-14 | Valuation Technique(s) | Unobservable Input(s) | Input Value(s) |
|---|---|---|---|---|
| **Assets** | | | | |
| Common Stocks | $118,395 | Discounted cash flows model | Long-term growth rate | 2.5% |
| | | | Weighted average cost of capital | 8.8 to 9.5% |
| | | | Illiquidity discount | 9.5 to 10% |
| Corporate Debt Securities | 2,856 | Broker quotes | Broker quotes | 50 |
| | 47,573 | Discounted cash flows model | Long-term growth rate | 2.5% |
| | | | Weighted average cost of capital | 8.8% |
| | | | Illiquidity discount | 10% |
| Loans | 11,429 | Third-party valuation service | Broker quotes | 100 to 104.125 |

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital of illiquidity discount inputs could result in a lower fair value measurement.

Asset Strategy (in thousands) JUNE 30, 2014 (UNAUDITED)

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

## Country Diversification

| (as a % of net assets) | |
|---|---|
| United States | 39.9% |
| Hong Kong | 8.4% |
| United Kingdom | 6.5% |
| Japan | 4.4% |
| Germany | 2.1% |
| Switzerland | 1.3% |
| France | 1.3% |
| China | 1.1% |
| Other Countries | 0.6% |
| Other+ | 34.4% |

*+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS
## Balanced

## Asset Allocation

| | |
|---|---|
| **Stocks** | **73.4%** |
| Industrials | 13.0% |
| Consumer Discretionary | 12.9% |
| Information Technology | 11.5% |
| Financials | 10.6% |
| Energy | 9.6% |
| Consumer Staples | 8.4% |
| Materials | 3.7% |
| Health Care | 3.7% |
| **Bonds** | **25.7%** |
| Corporate Debt Securities | 21.9% |
| United States Government and Government Agency Obligations | 3.7% |
| Other Government Securities | 0.1% |
| **Cash and Cash Equivalents** | **0.9%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Applied Materials, Inc. | Information Technology |
| PNC Financial Services Group, Inc. (The) | Financials |
| Union Pacific Corp. | Industrials |
| Limited Brands, Inc. | Consumer Discretionary |
| ConocoPhillips | Energy |
| Schlumberger Ltd. | Energy |
| Apple, Inc. | Information Technology |
| Anheuser-Busch InBev S.A. ADR | Consumer Staples |
| Rockwell Automation, Inc. | Industrials |
| JPMorgan Chase & Co. | Financials |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Balanced *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 4.3%** | | |
| Boeing Co. (The) | 42 | $ 5,382 |
| Honeywell International, Inc. | 66 | 6,097 |
| Precision Castparts Corp. | 23 | 5,704 |
| | | 17,183 |
| **Airlines – 0.9%** | | |
| Southwest Airlines Co. | 141 | 3,779 |
| **Apparel Retail – 1.8%** | | |
| Limited Brands, Inc. | 125 | 7,338 |
| **Application Software – 2.6%** | | |
| Autodesk, Inc. (A) | 96 | 5,390 |
| Intuit, Inc. | 70 | 5,637 |
| | | 11,027 |
| **Asset Management & Custody Banks – 1.5%** | | |
| Northern Trust Corp. | 94 | 6,042 |
| **Brewers – 1.6%** | | |
| Anheuser-Busch InBev S.A. ADR | 59 | 6,804 |
| **Broadcasting – 1.5%** | | |
| CBS Corp., Class B | 101 | 6,289 |
| **Cable & Satellite – 2.3%** | | |
| Comcast Corp., Class A | 102 | 5,496 |
| Time Warner Cable, Inc. | 27 | 4,036 |
| | | 9,532 |
| **Casinos & Gaming – 0.7%** | | |
| Las Vegas Sands, Inc. | 40 | 3,041 |
| **Construction Machinery & Heavy Trucks – 1.4%** | | |
| Cummins, Inc. | 38 | 5,878 |
| **Consumer Finance – 1.5%** | | |
| American Express Co. | 67 | 6,366 |
| **Data Processing & Outsourced Services – 2.5%** | | |
| Alliance Data Systems Corp. (A) | 23 | 6,384 |
| FleetCor Technologies, Inc. (A) | 29 | 3,796 |
| | | 10,180 |
| **Distillers & Vintners – 2.9%** | | |
| Brown-Forman Corp., Class B | 70 | 6,607 |
| Constellation Brands, Inc. (A) | 58 | 5,129 |
| | | 11,736 |
| **Diversified Chemicals – 3.0%** | | |
| Dow Chemical Co. (The) | 119 | 6,134 |
| PPG Industries, Inc. | 30 | 6,368 |
| | | 12,502 |
| **Electrical Components & Equipment – 1.6%** | | |
| Rockwell Automation, Inc. | 54 | 6,771 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Home Improvement Retail – 1.4%** | | |
| Home Depot, Inc. (The) | 72 | $ 5,797 |
| **Hotels, Resorts & Cruise Lines – 0.9%** | | |
| Hyatt Hotels Corp., Class A (A) | 59 | 3,580 |
| **Household Products – 1.5%** | | |
| Colgate-Palmolive Co. | 92 | 6,238 |
| **Industrial Conglomerates – 1.3%** | | |
| 3M Co. | 38 | 5,372 |
| **Industrial Gases – 0.7%** | | |
| Praxair, Inc. | 22 | 2,962 |
| **Industrial Machinery – 1.7%** | | |
| Pall Corp. | 47 | 4,022 |
| Pentair, Inc. (A) | 42 | 2,993 |
| | | 7,015 |
| **Internet Retail – 1.3%** | | |
| Amazon.com, Inc. (A) | 17 | 5,424 |
| **IT Consulting & Other Services – 1.5%** | | |
| Cognizant Technology Solutions Corp., Class A (A) | 128 | 6,251 |
| **Managed Health Care – 0.9%** | | |
| UnitedHealth Group, Inc. | 46 | 3,744 |
| **Motorcycle Manufacturers – 1.5%** | | |
| Harley-Davidson, Inc. | 86 | 6,014 |
| **Movies & Entertainment – 1.5%** | | |
| Twenty-First Century Fox, Inc. | 185 | 6,329 |
| **Multi-Line Insurance – 1.5%** | | |
| American International Group, Inc. | 117 | 6,375 |
| **Oil & Gas Equipment & Services – 3.2%** | | |
| National Oilwell Varco, Inc. | 74 | 6,094 |
| Schlumberger Ltd. | 58 | 6,841 |
| | | 12,935 |
| **Oil & Gas Exploration & Production – 3.1%** | | |
| ConocoPhillips | 82 | 7,055 |
| Noble Energy, Inc. | 75 | 5,833 |
| | | 12,888 |
| **Oil & Gas Refining & Marketing – 1.5%** | | |
| Phillips 66 | 78 | 6,310 |
| **Oil & Gas Storage & Transportation – 1.8%** | | |
| Plains GP Holdings L.P., Class A | 102 | 3,269 |
| Regency Energy Partners L.P. | 131 | 4,223 |
| | | 7,492 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Other Diversified Financial Services – 3.2%** | | |
| Citigroup, Inc. | 130 | $ 6,104 |
| JPMorgan Chase & Co. | 118 | 6,770 |
| | | 12,874 |
| **Packaged Foods & Meats – 1.1%** | | |
| Mead Johnson Nutrition Co. | 49 | 4,528 |
| **Personal Products – 1.3%** | | |
| Estee Lauder Co., Inc. (The), Class A | 74 | 5,473 |
| **Pharmaceuticals – 2.8%** | | |
| GlaxoSmithKline plc ADR | 99 | 5,278 |
| Johnson & Johnson | 61 | 6,362 |
| | | 11,640 |
| **Property & Casualty Insurance – 1.1%** | | |
| Travelers Co., Inc. (The) | 50 | 4,685 |
| **Railroads – 1.8%** | | |
| Union Pacific Corp. | 74 | 7,381 |
| **Regional Banks – 1.8%** | | |
| PNC Financial Services Group, Inc. (The) | 86 | 7,632 |
| **Semiconductor Equipment – 1.9%** | | |
| Applied Materials, Inc. | 347 | 7,832 |
| **Semiconductors – 1.3%** | | |
| Microchip Technology, Inc. | 112 | 5,457 |
| **Technology Hardware, Storage & Peripherals – 1.7%** | | |
| Apple, Inc. | 74 | 6,830 |
| **TOTAL COMMON STOCKS – 73.4%** | | **$303,526** |
| (Cost: $197,005) | | |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Aerospace & Defense – 0.2%** | | |
| General Dynamics Corp., 1.000%, 11-15-17 | $ 500 | 495 |
| Northrop Grumman Corp., 1.750%, 6-1-18 | 250 | 249 |
| | | 744 |
| **Apparel Retail – 0.6%** | | |
| Limited Brands, Inc.: | | |
| 6.900%, 7-15-17 | 250 | 284 |
| 6.625%, 4-1-21 | 1,460 | 1,659 |
| 5.625%, 2-15-22 | 414 | 448 |
| | | 2,391 |

Balanced *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Apparel, Accessories & Luxury Goods – 0.2%** | | |
| LVMH Moet Hennessy – Louis Vuitton, | | |
| 1.625%, 6-29-17 (B) | $1,000 | $1,011 |
| **Asset Management & Custody Banks – 0.3%** | | |
| Ares Capital Corp., | | |
| 4.875%, 11-30-18 | 1,200 | 1,275 |
| **Auto Parts & Equipment – 0.1%** | | |
| Delphi Corp., | | |
| 5.000%, 2-15-23 | 411 | 442 |
| **Automobile Manufacturers – 1.6%** | | |
| Ford Motor Co., Convertible, | | |
| 4.250%, 11-15-16 | 2,000 | 3,996 |
| Toyota Motor Credit Corp.: | | |
| 0.516%, 5-17-16 (C) | 500 | 502 |
| 2.050%, 1-12-17 | 500 | 514 |
| 2.000%, 10-24-18 | 400 | 404 |
| Volkswagen Group of America, Inc., | | |
| 2.125%, 5-23-19 (B) | 1,250 | 1,251 |
| | | 6,667 |
| **Biotechnology – 0.5%** | | |
| Amgen, Inc.: | | |
| 2.125%, 5-15-17 | 750 | 769 |
| 2.200%, 5-22-19 | 1,300 | 1,298 |
| | | 2,067 |
| **Brewers – 0.2%** | | |
| Heineken N.V., | | |
| 1.400%, 10-1-17 (B) | 250 | 250 |
| SABMiller Holdings, Inc., | | |
| 2.200%, 8-1-18 (B) | 500 | 505 |
| | | 755 |
| **Broadcasting – 0.0%** | | |
| Discovery Communications LLC, | | |
| 3.300%, 5-15-22 | 200 | 199 |
| **Cable & Satellite – 0.1%** | | |
| Pearson Funding Five plc, | | |
| 3.250%, 5-8-23 (B) | 300 | 285 |
| **Consumer Finance – 1.4%** | | |
| American Express Credit Corp., | | |
| 2.125%, 7-27-18 | 100 | 102 |
| American Honda Finance Corp.: | | |
| 0.602%, 5-26-16 (B)(C) | 500 | 502 |
| 2.125%, 10-10-18 | 150 | 152 |
| Capital One Bank USA N.A.: | | |
| 2.150%, 11-21-18 | 500 | 503 |
| 2.250%, 2-13-19 | 1,000 | 1,007 |
| Charles Schwab Corp. (The), | | |
| 2.200%, 7-25-18 | 300 | 305 |
| Discover Bank, | | |
| 2.000%, 2-21-18 | 250 | 251 |
| Ford Motor Credit Co. LLC, | | |
| 3.875%, 1-15-15 | 500 | 509 |
| **Consumer Finance (Continued)** | | |
| General Motors Financial Co., Inc., | | |
| 2.750%, 5-15-16 | $ 448 | $ 455 |
| Hyundai Capital America, | | |
| 2.875%, 8-9-18 (B) | 250 | 257 |
| IntercontinentalExchange Group, Inc., | | |
| 2.500%, 10-15-18 | 100 | 102 |
| SLM Corp., | | |
| 4.875%, 6-17-19 | 500 | 515 |
| Total System Services, Inc., | | |
| 2.375%, 6-1-18 | 1,100 | 1,101 |
| | | 5,761 |
| **Data Processing & Outsourced Services – 0.2%** | | |
| Fidelity National Financial, Inc., | | |
| 6.600%, 5-15-17 | 800 | 901 |
| **Distillers & Vintners – 0.5%** | | |
| Beam, Inc.: | | |
| 1.875%, 5-15-17 | 300 | 301 |
| 1.750%, 6-15-18 | 250 | 246 |
| Brown-Forman Corp., | | |
| 1.000%, 1-15-18 | 1,000 | 976 |
| Constellation Brands, Inc., | | |
| 3.750%, 5-1-21 | 670 | 667 |
| | | 2,190 |
| **Distributors – 0.1%** | | |
| LKQ Corp., | | |
| 4.750%, 5-15-23 | 282 | 278 |
| **Diversified Banks – 3.3%** | | |
| ABN AMRO Bank N.V., | | |
| 2.500%, 10-30-18 (B) | 800 | 812 |
| Banco Hipotecario Nacional: | | |
| 7.916%, 7-25-09 (B)(D) | 17 | — |
| 8.000%, 3-31-11 (B)(D) | 4 | — |
| Bank of America Corp.: | | |
| 1.050%, 3-22-16 (C) | 1,000 | 1,007 |
| 2.000%, 1-11-18 | 400 | 403 |
| Bank of New York Mellon Corp. (The), | | |
| 2.100%, 1-15-19 | 500 | 503 |
| Bank of Nova Scotia (The): | | |
| 1.450%, 4-25-18 | 500 | 496 |
| 2.050%, 10-30-18 | 200 | 201 |
| Barclays Bank plc, | | |
| 2.500%, 2-20-19 | 1,000 | 1,013 |
| BNP Paribas, | | |
| 2.450%, 3-17-19 | 1,600 | 1,610 |
| BNP Paribas S.A., | | |
| 5.186%, 6-29-49 (B) | 1,100 | 1,121 |
| Commonwealth Bank of Australia, | | |
| 2.250%, 3-13-19 | 1,350 | 1,361 |
| HSBC USA, Inc., | | |
| 1.625%, 1-16-18 | 200 | 200 |
| National Australia Bank Ltd., | | |
| 2.300%, 7-25-18 | 250 | 255 |
| Nordea Bank AB, | | |
| 1.625%, 5-15-18 (B) | 300 | 298 |
| **Diversified Banks (Continued)** | | |
| Skandinaviska Enskilda Banken AB, | | |
| 2.375%, 3-25-19 (B) | $1,000 | $ 1,009 |
| Societe Generale N.A., | | |
| 5.922%, 4-29-49 (B) | 1,000 | 1,068 |
| Swedbank AB (publ), | | |
| 1.750%, 3-12-18 (B) | 300 | 300 |
| Wells Fargo & Co.: | | |
| 1.500%, 1-16-18 | 250 | 250 |
| 2.150%, 1-15-19 | 500 | 504 |
| Westpac Banking Corp., | | |
| 2.250%, 7-30-18 | 1,000 | 1,019 |
| | | 13,430 |
| **Diversified Metals & Mining – 0.3%** | | |
| Anglo American plc, | | |
| 4.125%, 4-15-21 (B) | 500 | 512 |
| Freeport-McMoRan Copper & Gold, Inc., | | |
| 2.375%, 3-15-18 | 150 | 152 |
| Glencore Funding LLC, | | |
| 3.125%, 4-29-19 (B) | 500 | 510 |
| Teck Resources, | | |
| 3.000%, 3-1-19 | 100 | 102 |
| | | 1,276 |
| **Electric Utilities – 0.1%** | | |
| Electricite de France S.A., | | |
| 2.150%, 1-22-19 (B) | 500 | 502 |
| PPL Energy Supply LLC, | | |
| 4.600%, 12-15-21 | 100 | 99 |
| Southern Co. (The), | | |
| 2.450%, 9-1-18 | 150 | 154 |
| | | 755 |
| **Environmental & Facilities Services – 0.1%** | | |
| Ecolab, Inc., | | |
| 1.450%, 12-8-17 | 500 | 501 |
| **Fertilizers & Agricultural Chemicals – 0.3%** | | |
| Monsanto Co.: | | |
| 2.750%, 4-15-16 | 500 | 518 |
| 2.125%, 7-15-19 | 600 | 600 |
| | | 1,118 |
| **Food Distributors – 0.3%** | | |
| Campbell Soup Co., | | |
| 2.500%, 8-2-22 | 700 | 660 |
| ConAgra Foods, Inc.: | | |
| 1.300%, 1-25-16 | 250 | 252 |
| 1.900%, 1-25-18 | 200 | 200 |
| General Mills, Inc., | | |
| 0.527%, 1-29-16 (C) | 250 | 251 |
| | | 1,363 |
| **Food Retail – 0.1%** | | |
| Kroger Co. (The), | | |
| 2.300%, 1-15-19 | 500 | 505 |

Balanced *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **General Merchandise Stores – 0.1%** | | |
| Dollar General Corp.: | | |
| 4.125%, 7-15-17 | $ 100 | $ 107 |
| 1.875%, 4-15-18 | 250 | 248 |
| | | 355 |
| **Health Care Supplies – 0.5%** | | |
| C.R. Bard, Inc., 1.375%, 1-15-18 | 500 | 496 |
| Express Scripts Holding Co., 2.250%, 6-15-19 | 1,500 | 1,493 |
| Mallinckrodt International Finance S.A., 3.500%, 4-15-18 | 250 | 249 |
| | | 2,238 |
| **Homebuilding – 0.1%** | | |
| Toll Brothers Finance Corp., 4.375%, 4-15-23 | 500 | 491 |
| **Hotels, Resorts & Cruise Lines – 0.1%** | | |
| Hyatt Hotels Corp., 3.375%, 7-15-23 | 250 | 244 |
| **Household Products – 0.1%** | | |
| Church & Dwight Co., Inc., 2.875%, 10-1-22 | 250 | 242 |
| **Industrial Conglomerates – 0.1%** | | |
| General Electric Capital Corp., 0.959%, 4-2-18 (C) | 500 | 507 |
| **Industrial Gases – 0.3%** | | |
| Airgas, Inc., 1.650%, 2-15-18 | 500 | 496 |
| Praxair, Inc.: | | |
| 1.250%, 11-7-18 | 400 | 391 |
| 3.000%, 9-1-21 | 500 | 511 |
| | | 1,398 |
| **Industrial Machinery – 0.6%** | | |
| Eaton Corp., 1.500%, 11-2-17 | 1,940 | 1,942 |
| Ingersoll-Rand Global Holding Co. Ltd., 2.875%, 1-15-19 | 350 | 359 |
| | | 2,301 |
| **Integrated Telecommunication Services – 0.9%** | | |
| AT&T, Inc., 2.300%, 3-11-19 | 3,750 | 3,785 |
| Verizon Communications, Inc., 3.650%, 9-14-18 | 100 | 107 |
| | | 3,892 |
| **Internet Retail – 0.1%** | | |
| Amazon.com, Inc., 0.650%, 11-27-15 | 250 | 250 |
| **Investment Banking & Brokerage – 0.8%** | | |
| Goldman Sachs Group, Inc. (The): | | |
| 2.900%, 7-19-18 | $ 450 | $ 464 |
| 2.625%, 1-31-19 | 1,000 | 1,013 |
| Morgan Stanley: | | |
| 2.125%, 4-25-18 | 500 | 505 |
| 2.500%, 1-24-19 | 1,500 | 1,517 |
| | | 3,499 |
| **Leisure Products – 0.1%** | | |
| Mattel, Inc., 2.500%, 11-1-16 | 250 | 258 |
| **Life & Health Insurance – 0.2%** | | |
| AIA Group Ltd., 2.250%, 3-11-19 (B) | 800 | 800 |
| Prudential Financial, Inc., 2.300%, 8-15-18 | 100 | 102 |
| | | 902 |
| **Managed Health Care – 0.4%** | | |
| Aetna, Inc., 2.200%, 3-15-19 | 800 | 802 |
| WellPoint, Inc., 1.875%, 1-15-18 | 1,000 | 1,007 |
| | | 1,809 |
| **Metal & Glass Containers – 0.1%** | | |
| BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (B) | 555 | 596 |
| **Movies & Entertainment – 0.4%** | | |
| News American, Inc., 3.000%, 9-15-22 | 1,000 | 984 |
| Viacom, Inc.: | | |
| 2.500%, 9-1-18 | 100 | 102 |
| 2.200%, 4-1-19 | 700 | 701 |
| | | 1,787 |
| **Multi-Utilities – 0.1%** | | |
| Origin Energy Finance Ltd., 3.500%, 10-9-18 (B) | 200 | 208 |
| **Oil & Gas Drilling – 0.1%** | | |
| Transocean, Inc., 2.500%, 10-15-17 | 500 | 511 |
| **Oil & Gas Equipment & Services – 0.2%** | | |
| National Oilwell Varco, Inc., 1.350%, 12-1-17 | 250 | 250 |
| Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.250%, 8-1-17 (B) | 500 | 499 |
| | | 749 |
| **Oil & Gas Exploration & Production – 0.6%** | | |
| BP Capital Markets plc (GTD by BP plc), 2.241%, 9-26-18 | 400 | 407 |
| **Oil & Gas Exploration & Production** (Continued) | | |
| ConocoPhillips, 1.050%, 12-15-17 | $ 400 | $ 396 |
| Devon Energy Corp., 2.250%, 12-15-18 | 500 | 506 |
| EOG Resources, Inc., 2.500%, 2-1-16 | 1,000 | 1,028 |
| ONEOK Partners L.P., 3.200%, 9-15-18 | 100 | 104 |
| | | 2,441 |
| **Oil & Gas Storage & Transportation – 0.2%** | | |
| Buckeye Partners L.P., 2.650%, 11-15-18 | 400 | 407 |
| Kinder Morgan Energy Partners L.P., 2.650%, 2-1-19 | 500 | 506 |
| | | 913 |
| **Other Diversified Financial Services – 2.2%** | | |
| BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.), 2.050%, 9-30-18 | 100 | 101 |
| CIT Group, Inc., 3.875%, 2-19-19 | 1,000 | 1,016 |
| Citigroup, Inc., 2.550%, 4-8-19 | 3,250 | 3,276 |
| Daimler Finance North America LLC, 2.375%, 8-1-18 (B) | 150 | 154 |
| Fidelity National Information Services, Inc., 2.000%, 4-15-18 | 250 | 249 |
| Fifth Street Finance Corp., 4.875%, 3-1-19 | 1,300 | 1,356 |
| JPMorgan Chase & Co.: | | |
| 3.450%, 3-1-16 | 1,000 | 1,043 |
| 3.150%, 7-5-16 | 500 | 521 |
| 7.900%, 4-29-49 | 500 | 560 |
| Total Capital, 2.125%, 8-10-18 | 300 | 305 |
| Total Capital Canada Ltd., 1.450%, 1-15-18 | 200 | 200 |
| | | 8,781 |
| **Packaged Foods & Meats – 0.3%** | | |
| Kraft Foods, Inc., 4.125%, 2-9-16 | 1,000 | 1,052 |
| **Personal Products – 0.2%** | | |
| Estee Lauder Co., Inc. (The), 2.350%, 8-15-22 | 600 | 570 |
| Kimberly-Clark Corp., 0.344%, 5-15-16 (C) | 250 | 250 |
| | | 820 |
| **Pharmaceuticals – 0.6%** | | |
| Forest Laboratories, Inc., 5.000%, 12-15-21(B) | 1,258 | 1,379 |
| Perrigo Co. Ltd., 2.300%, 11-8-18 (B) | 945 | 944 |
| | | 2,323 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Property & Casualty Insurance – 0.1%** | | |
| Berkshire Hathaway Finance Corp., | | |
| 2.000%, 8-15-18 | $ 250 | $ 254 |
| Berkshire Hathaway, Inc., | | |
| 1.550%, 2-9-18 | 250 | 251 |
| | | 505 |
| **Railroads – 0.2%** | | |
| Burlington Northern Santa Fe LLC, | | |
| 3.050%, 3-15-22 | 400 | 402 |
| Kansas City Southern de Mexico S.A. de C.V., | | |
| 2.350%, 5-15-20 | 300 | 287 |
| Union Pacific Corp., | | |
| 2.250%, 2-15-19 | 250 | 254 |
| | | 943 |
| **Regional Banks – 0.4%** | | |
| BB&T Corp., | | |
| 1.450%, 1-12-18 | 300 | 299 |
| PNC Bank N.A., | | |
| 2.200%, 1-28-19 | 750 | 757 |
| SunTrust Banks, Inc., | | |
| 2.350%, 11-1-18 | 500 | 506 |
| | | 1,562 |
| **Semiconductors – 0.1%** | | |
| Broadcom Corp., | | |
| 2.700%, 11-1-18 | 250 | 259 |
| **Soft Drinks – 0.2%** | | |
| PepsiCo, Inc., | | |
| 2.250%, 1-7-19 | 750 | 765 |
| **Specialty Chemicals – 0.1%** | | |
| RPM International, Inc., | | |
| 3.450%, 11-15-22 | 250 | 243 |
| **Systems Software – 0.3%** | | |
| CA, Inc., | | |
| 2.875%, 8-15-18 | 150 | 153 |
| Oracle Corp., | | |
| 2.250%, 10-8-19 | 1,200 | 1,199 |
| | | 1,352 |
| **Trucking – 0.1%** | | |
| Ryder System, Inc.: | | |
| 2.450%, 11-15-18 | 100 | 102 |
| 2.350%, 2-26-19 | 400 | 403 |
| | | 505 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Wireless Telecommunication Service – 0.5%** | | |
| American Tower Corp., | | |
| 4.700%, 3-15-22 | $995 | $ 1,066 |
| Crown Castle International Corp., | | |
| 5.250%, 1-15-23 | 623 | 649 |
| Virgin Media Finance plc, | | |
| 4.875%, 2-15-22 | 200 | 189 |
| | | 1,904 |
| **TOTAL CORPORATE DEBT SECURITIES – 21.9%** | | $90,519 |
| (Cost: $87,030) | | |

**OTHER GOVERNMENT SECURITIES**

| | Principal | Value |
|---|---|---|
| **Canada – 0.1%** | | |
| TransCanada PipeLines Ltd., | | |
| 0.750%, 1-15-16 | 250 | 251 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 0.1%** | | $ 251 |
| (Cost: $250) | | |

**UNITED STATES GOVERNMENT AGENCY OBLIGATIONS**

| | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations – 0.8%** | | |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.000%, 9-1-17 | 84 | 87 |
| 5.000%, 1-1-18 | 34 | 36 |
| 5.500%, 4-1-18 | 4 | 4 |
| 5.000%, 5-1-18 | 26 | 28 |
| 4.500%, 7-1-18 | 412 | 438 |
| 7.000%, 9-1-25 | 60 | 66 |
| 6.500%, 10-1-28 | 154 | 177 |
| 6.500%, 2-1-29 | 77 | 88 |
| 7.500%, 4-1-31 | 77 | 88 |
| 7.000%, 7-1-31 | 97 | 113 |
| 7.000%, 9-1-31 | 171 | 201 |
| 6.500%, 2-1-32 | 341 | 391 |
| 7.000%, 2-1-32 | 227 | 261 |
| 7.000%, 3-1-32 | 87 | 102 |
| 7.000%, 7-1-32 | 145 | 165 |
| 6.000%, 9-1-32 | 663 | 758 |
| 6.000%, 2-1-33 | 72 | 82 |
| 5.500%, 5-1-33 | 182 | 204 |
| 5.500%, 6-1-33 | 106 | 120 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations (Continued)** | | |
| U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1997-A, Class 3-A, | | |
| 8.293%, 12-15-26 | $ 50 | $ 60 |
| | | 3,469 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.8%** | | $ 3,469 |
| (Cost: $3,124) | | |

**UNITED STATES GOVERNMENT OBLIGATIONS**

| | Principal | Value |
|---|---|---|
| **Treasury Obligations – 2.9%** | | |
| U.S. Treasury Notes: | | |
| 0.875%, 1-31-17 | 1,250 | 1,255 |
| 0.625%, 2-15-17 | 9,200 | 9,177 |
| 0.625%, 5-31-17 | 1,500 | 1,490 |
| | | 11,922 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.9%** | | $ 11,922 |
| (Cost: $11,912) | | |

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| **Commercial Paper – 0.7%** | | |
| United Technologies Corp., | | |
| 0.070%, 7-1-14 (E) | 2,907 | 2,907 |
| **Master Note – 0.3%** | | |
| Toyota Motor Credit Corp., | | |
| 0.104%, 7-2-14 (F) | 1,246 | 1,246 |
| **TOTAL SHORT-TERM SECURITIES – 1.0%** | | $ 4,153 |
| (Cost: $4,153) | | |
| **TOTAL INVESTMENT SECURITIES – 100.1%** | | $413,840 |
| (Cost: $303,474) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)** | | (225) |
| **NET ASSETS – 100.0%** | | $413,615 |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $14,773 or 3.6% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Rate shown is the yield to maturity at June 30, 2014.

Balanced *(in thousands)* JUNE 30, 2014 (UNAUDITED)

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $303,526 | $ — | $— |
| Corporate Debt Securities | — | 90,519 | — |
| Other Government Securities | — | 251 | — |
| United States Government Agency Obligations | — | 3,469 | — |
| United States Government Obligations | — | 11,922 | — |
| Short-Term Securities | — | 4,153 | — |
| Total | $303,526 | $110,314 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---:|
| **Bonds** | **94.6%** |
| Corporate Debt Securities | 55.1% |
| United States Government and Government Agency Obligations | 34.1% |
| Municipal Bonds | 2.7% |
| Other Government Securities | 2.1% |
| Mortgage-Backed Securities | 0.6% |
| **Cash and Cash Equivalents** | **5.4%** |

## Quality Weightings

| | |
|---|---:|
| **Investment Grade** | **86.9%** |
| AAA | 1.4% |
| AA | 36.7% |
| A | 16.6% |
| BBB | 32.2% |
| **Non-Investment Grade** | **7.7%** |
| BB | 5.3% |
| B | 2.3% |
| Below CCC | 0.1% |
| **Cash and Cash Equivalents** | **5.4%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.*

*We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Apparel Retail – 2.5%** | | |
| Limited Brands, Inc.: . . . . . . . | | |
| 8.500%, 6-15-19 . . . . . . . | $3,485 | $4,278 |
| 7.000%, 5-1-20 . . . . . . . . . | 1,000 | 1,149 |
| 5.625%, 2-15-22 . . . . . . . | 2,665 | 2,885 |
| | | 8,312 |
| **Automobile Manufacturers – 0.5%** | | |
| General Motors Co., | | |
| 3.500%, 10-2-18 (A) . . . . . | 1,500 | 1,534 |
| **Brewers – 1.2%** | | |
| SABMiller plc, | | |
| 6.500%, 7-15-18 (A) . . . . . | 3,000 | 3,511 |
| **Broadcasting – 2.3%** | | |
| CBS Corp., | | |
| 8.875%, 5-15-19 . . . . . . . | 3,500 | 4,537 |
| Discovery Communications LLC, | | |
| 3.300%, 5-15-22 . . . . . . . | 3,000 | 2,985 |
| | | 7,522 |
| **Cable & Satellite – 1.9%** | | |
| DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., | | |
| 3.800%, 3-15-22 . . . . . . . | 2,500 | 2,580 |
| Time Warner, Inc., | | |
| 4.750%, 3-29-21 . . . . . . . | 3,000 | 3,325 |
| | | 5,905 |
| **Coal & Consumable Fuels – 0.6%** | | |
| Peabody Energy Corp., | | |
| 6.500%, 9-15-20 . . . . . . . | 2,000 | 2,015 |
| **Consumer Finance – 2.3%** | | |
| Ford Motor Credit Co. LLC, | | |
| 4.250%, 9-20-22 . . . . . . . | 4,000 | 4,265 |
| Hyundai Capital America, | | |
| 2.875%, 8-9-18 (A) . . . . . . | 3,000 | 3,086 |
| | | 7,351 |
| **Data Processing & Outsourced Services – 1.5%** | | |
| Alliance Data Systems Corp., | | |
| 5.250%, 12-1-17 (A) . . . . . | 4,500 | 4,703 |
| **Department Stores – 1.0%** | | |
| Macy's Retail Holdings, Inc., | | |
| 3.875%, 1-15-22 . . . . . . . | 3,000 | 3,130 |
| **Distributors – 1.0%** | | |
| QVC, Inc., | | |
| 5.125%, 7-2-22 . . . . . . . . | 3,000 | 3,192 |
| **Diversified Banks – 2.4%** | | |
| Bank of America Corp.: . . . . | | |
| 5.650%, 5-1-18 . . . . . . . . | 2,000 | 2,266 |
| 7.625%, 6-1-19 . . . . . . . . | 2,000 | 2,470 |
| HSBC Holdings plc, | | |
| 5.100%, 4-5-21 . . . . . . . . | 2,500 | 2,840 |
| | | 7,576 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Diversified Chemicals – 1.4%** | | |
| Dow Chemical Co. (The), | | |
| 8.550%, 5-15-19 . . . . . . . | $3,500 | $4,498 |
| **Diversified Metals & Mining – 1.9%** | | |
| Glencore Funding LLC, | | |
| 3.125%, 4-29-19 (A) . . . . . | 2,500 | 2,550 |
| Rio Tinto Finance (USA) Ltd., | | |
| 3.750%, 9-20-21 . . . . . . . | 3,500 | 3,684 |
| | | 6,234 |
| **Electric Utilities – 1.0%** | | |
| Detroit Edison Co. (The), | | |
| 3.900%, 6-1-21 . . . . . . . . | 3,000 | 3,237 |
| **Electronic Equipment & Instruments – 1.3%** | | |
| Xerox Corp., | | |
| 6.350%, 5-15-18 . . . . . . . | 3,452 | 4,011 |
| **Electronic Manufacturing Services – 1.8%** | | |
| Jabil Circuit, Inc.: . . . . . . . . . | | |
| 7.750%, 7-15-16 . . . . . . . | 2,000 | 2,263 |
| 8.250%, 3-15-18 . . . . . . . | 3,150 | 3,751 |
| | | 6,014 |
| **Environmental & Facilities Services – 2.3%** | | |
| Republic Services, Inc., | | |
| 4.750%, 5-15-23 . . . . . . . | 3,000 | 3,317 |
| Waste Management, Inc., | | |
| 4.600%, 3-1-21 . . . . . . . . | 3,600 | 3,982 |
| | | 7,299 |
| **Food Distributors – 0.3%** | | |
| Wm. Wrigley Jr. Co., | | |
| 3.375%, 10-21-20 (A) . . . . | 1,000 | 1,035 |
| **Food Retail – 0.8%** | | |
| Kroger Co. (The), | | |
| 6.800%, 12-15-18 . . . . . . | 2,245 | 2,657 |
| **Forest Products – 1.5%** | | |
| Georgia-Pacific LLC, | | |
| 5.400%, 11-1-20 (A) . . . . . | 4,000 | 4,616 |
| **Health Care Services – 1.2%** | | |
| Medco Health Solutions, Inc., | | |
| 4.125%, 9-15-20 . . . . . . . | 3,500 | 3,755 |
| **Health Care Supplies – 0.8%** | | |
| DENTSPLY International, Inc., | | |
| 4.125%, 8-15-21 . . . . . . . | 2,500 | 2,593 |
| **Homebuilding – 1.3%** | | |
| Toll Brothers Finance Corp., | | |
| 4.375%, 4-15-23 . . . . . . . | 4,055 | 3,984 |
| **Hotels, Resorts & Cruise Lines – 0.4%** | | |
| Marriott International, Inc., | | |
| 3.375%, 10-15-20 . . . . . . | 1,277 | 1,324 |
| **Household Products – 0.9%** | | |
| Procter & Gamble Co. (The), | | |
| 8.000%, 9-1-24 . . . . . . . . | 2,000 | 2,809 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Industrial Conglomerates – 0.8%** | | |
| WESCO Distribution, Inc., | | |
| 5.375%, 12-15-21 (A) . . . . | $2,375 | $2,428 |
| **Industrial Machinery – 1.3%** | | |
| Ingersoll-Rand Global Holding Co. Ltd., | | |
| 2.875%, 1-15-19 . . . . . . . | 4,000 | 4,100 |
| **Integrated Telecommunication Services – 1.3%** | | |
| Telefonos de Mexico S.A.B de C.V. (GTD by America Movil S.A.B. de C.V.), | | |
| 5.500%, 11-15-19 . . . . . . | 3,500 | 3,991 |
| **Investment Banking & Brokerage – 1.3%** | | |
| Goldman Sachs Group, Inc. (The), | | |
| 6.000%, 6-15-20 . . . . . . . | 3,500 | 4,079 |
| **Leisure Products – 0.5%** | | |
| Hasbro, Inc., | | |
| 3.150%, 5-15-21 . . . . . . . | 1,500 | 1,508 |
| **Multi-Utilities – 3.1%** | | |
| Dominion Resources, Inc., Series F, | | |
| 5.250%, 8-1-33 . . . . . . . . | 2,500 | 2,810 |
| Duke Energy Indiana, Inc., | | |
| 3.750%, 7-15-20 . . . . . . . | 3,000 | 3,207 |
| NorthWestern Corp., | | |
| 6.340%, 4-1-19 . . . . . . . . | 3,000 | 3,517 |
| | | 9,534 |
| **Oil & Gas Equipment & Services – 0.7%** | | |
| Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), | | |
| 6.500%, 1-31-19 . . . . . . . | 2,000 | 2,372 |
| **Oil & Gas Exploration & Production – 2.5%** | | |
| EQT Corp., | | |
| 8.125%, 6-1-19 . . . . . . . . | 3,494 | 4,371 |
| Plains Exploration & Production Co., | | |
| 6.125%, 6-15-19 . . . . . . . | 3,000 | 3,315 |
| | | 7,686 |
| **Oil & Gas Storage & Transportation – 1.3%** | | |
| Copano Energy LLC and Copano Energy Finance Corp., | | |
| 7.125%, 4-1-21 . . . . . . . . | 984 | 1,115 |
| Tennessee Gas Pipeline Co., | | |
| 7.000%, 3-15-27 . . . . . . . | 2,000 | 2,519 |
| Williams Co., Inc. (The), | | |
| 4.550%, 6-24-24 . . . . . . . | 460 | 464 |
| | | 4,098 |
| **Other Diversified Financial Services – 2.1%** | | |
| Citigroup, Inc., . . . . . . . . . . . | | |
| 2.550%, 4-8-19 . . . . . . . . | 2,500 | 2,520 |
| JPMorgan Chase & Co., . . . . | | |
| 6.000%, 1-15-18 . . . . . . . | 3,500 | 4,007 |
| | | 6,527 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Pharmaceuticals – 0.4%** | | |
| Mylan, Inc., | | |
| 2.550%, 3-28-19 . . . . . | $1,300 | $ 1,309 |
| | | |
| **Property & Casualty Insurance – 1.0%** | | |
| Berkshire Hathaway, Inc., | | |
| 3.750%, 8-15-21 . . . . . | 3,000 | 3,211 |
| | | |
| **Railroads – 1.0%** | | |
| Burlington Northern Santa Fe LLC, | | |
| 3.050%, 3-15-22 . . . . . | 3,000 | 3,013 |
| | | |
| **Systems Software – 1.1%** | | |
| CA, Inc., | | |
| 5.375%, 12-1-19 . . . . . | 3,000 | 3,372 |
| | | |
| **Trucking – 0.6%** | | |
| Penske Truck Leasing Co. L.P., | | |
| 2.875%, 7-17-18 (A) . . | 2,000 | 2,047 |
| | | |
| **Water Utilities – 0.7%** | | |
| California Water Service Co., | | |
| 5.875%, 5-1-19 . . . . . . | 2,000 | 2,319 |
| | | |
| **Wireless Telecommunication Service – 1.3%** | | |
| American Tower Corp., | | |
| 4.700%, 3-15-22 . . . . . | 3,000 | 3,215 |
| Crown Castle International Corp., | | |
| 5.250%, 1-15-23 . . . . . | 1,027 | 1,071 |
| | | 4,286 |
| | | |
| **TOTAL CORPORATE DEBT SECURITIES – 55.1%** | | $174,697 |

(Cost: $164,586)

## MORTGAGE-BACKED SECURITIES

| | Principal | Value |
|---|---|---|
| **Non-Agency REMIC/CMO – 0.6%** | | |
| MASTR Adjustable Rate Mortgage Trust 2005-1, | | |
| 3.643%, 3-25-35 (B) . . . | 1,913 | 184 |
| Merrill Lynch Mortgage Trust 2005-CIP1, | | |
| 4.949%, 7-12-38 (B) . . . | 1,650 | 1,651 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1, | | |
| 2.457%, 2-25-34 (B) . . . | 463 | 54 |
| Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC, | | |
| 2.377%, 3-25-34 (B) . . . | 856 | 62 |
| | | 1,951 |
| | | |
| **TOTAL MORTGAGE-BACKED SECURITIES – 0.6%** | | $ 1,951 |

(Cost: $4,835)

## MUNICIPAL BONDS

| | Principal | Value |
|---|---|---|
| **Massachusetts – 0.9%** | | |
| Cmnwlth of MA, Fed Hwy Grant Anticipation Notes (Accelerated Bridge Prog), Ser 2010A, | | |
| 4.285%, 12-15-18 . . . . . . | $ 2,500 | $ 2,772 |
| | | |
| **New York – 1.8%** | | |
| NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, | | |
| 11.000%, 3-1-29 (A) . . . . | 4,000 | 5,637 |
| | | |
| **TOTAL MUNICIPAL BONDS – 2.7%** | | $ 8,409 |

(Cost: $6,577)

## OTHER GOVERNMENT SECURITIES

| | Principal | Value |
|---|---|---|
| **Canada – 1.1%** | | |
| Province de Quebec, | | |
| 7.140%, 2-27-26 (B) . . . . | 2,500 | 3,312 |
| | | |
| **Israel – 1.0%** | | |
| State of Israel, | | |
| 4.000%, 6-30-22 . . . . . . | 3,000 | 3,190 |
| | | |
| **TOTAL OTHER GOVERNMENT SECURITIES – 2.1%** | | $ 6,502 |

(Cost: $5,806)

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Agency Obligations – 4.4%** | | |
| Federal Home Loan Bank, | | |
| 2.000%, 2-14-28 (B) . . . . | 10,000 | 9,291 |
| Federal National Mortgage Association, | | |
| 1.500%, 4-25-28 . . . . . . | 4,750 | 4,419 |
| | | 13,710 |
| | | |
| **Mortgage-Backed Obligations – 25.0%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 4.000%, 6-15-26 . . . . . . | 4,723 | 5,101 |
| 4.500%, 6-15-27 . . . . . . | 510 | 523 |
| 4.000%, 11-15-36 . . . . . | 1,299 | 1,366 |
| 4.500%, 9-15-37 . . . . . . | 1,234 | 1,271 |
| 4.500%, 8-15-39 . . . . . . | 1,807 | 1,885 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 4.186%, 12-25-20 . . . . . | 4,000 | 4,441 |
| 5.000%, 6-1-23 . . . . . . . | 1,164 | 1,269 |
| 4.000%, 7-1-25 . . . . . . . | 1,778 | 1,905 |
| 3.000%, 1-1-33 . . . . . . . | 931 | 946 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal Home Loan Mortgage Corp. Fixed Rate Pass-Through Certificates: | | |
| 3.000%, 8-1-28 . . . . . . . | $ 4,733 | $ 4,869 |
| 3.000%, 9-1-28 . . . . . . . | 4,683 | 4,829 |
| 3.500%, 10-1-28 . . . . . . | 5,144 | 5,399 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 5.000%, 6-25-18 . . . . . . | 791 | 837 |
| 3.000%, 2-25-25 . . . . . . | 3,853 | 3,991 |
| 5.500%, 11-25-36 (C) . . | 1,842 | 362 |
| 5.500%, 4-25-37 . . . . . . | 959 | 1,033 |
| 4.000%, 5-25-39 . . . . . . | 1,196 | 1,250 |
| 4.500%, 6-25-40 . . . . . . | 1,091 | 1,163 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 5.432%, 2-1-16 . . . . . . . | 1,878 | 1,989 |
| 5.508%, 4-1-17 . . . . . . . | 3,485 | 3,763 |
| 4.500%, 9-1-19 . . . . . . . | 884 | 938 |
| 4.530%, 12-1-19 . . . . . . | 7,329 | 8,212 |
| 5.500%, 10-1-21 . . . . . . | 1,657 | 1,798 |
| 6.000%, 6-1-22 . . . . . . . | 1,150 | 1,265 |
| 6.000%, 9-1-22 . . . . . . . | 1,922 | 2,144 |
| 5.000%, 9-1-23 . . . . . . . | 1,307 | 1,425 |
| 3.000%, 7-1-28 . . . . . . . | 4,666 | 4,818 |
| 5.500%, 2-1-35 . . . . . . . | 1,143 | 1,300 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 2.500%, 9-20-40 . . . . . . | 4,261 | 4,310 |
| 2.000%, 3-16-42 . . . . . . | 5,219 | 5,120 |
| 0.347%, 6-17-45 (B)(C) . . | 105 | 1 |
| | | 79,523 |
| | | |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 29.4%** | | $93,233 |

(Cost: $94,897)

## UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Treasury Obligations – 4.7%** | | |
| U.S. Treasury Notes: | | |
| 2.125%, 8-15-21 (D) . . . | 10,000 | 9,990 |
| 2.000%, 2-15-23 . . . . . . | 5,000 | 4,852 |
| | | 14,842 |
| | | |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.7%** | | $14,842 |

(Cost: $15,025)

Bond *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper – 2.8% | | |
| United Technologies Corp., 0.070%, 7-1-14 (E) | $5,966 | $ 5,966 |
| USAA Capital Corp., 0.060%, 7-1-14 (E) | 3,000 | 3,000 |
| | | 8,966 |
| Master Note – 2.0% | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (F) | 6,182 | 6,182 |
| **TOTAL SHORT-TERM SECURITIES – 4.8%** | | **$ 15,148** |
| (Cost: $15,148) | | |
| **TOTAL INVESTMENT SECURITIES – 99.4%** | | **$314,782** |
| (Cost: $306,874) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%** | | **1,766** |
| **NET ASSETS – 100.0%** | | **$316,548** |

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $31,147 or 9.8% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014.

(C)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(D)All or a portion of the security position has been pledged as collateral on open futures contracts.

(E)Rate shown is the yield to maturity at June 30, 2014.

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at June 30, 2014 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Market Value | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|
| U.S. 10-Year Treasury Note | Short | 9-30-14 | 162 | $(20,278) | $ (9) |
| U.S. 2-Year Treasury Note | Short | 10-3-14 | 29 | (6,368) | 4 |
| U.S. 5-Year Treasury Note | Short | 10-3-14 | 119 | (14,216) | 16 |
| | | | | $(40,862) | $11 |

# SCHEDULE OF INVESTMENTS

## Bond *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Debt Securities | $— | $174,697 | $— |
| Mortgage-Backed Securities | — | 1,951 | — |
| Municipal Bonds | — | 8,409 | — |
| Other Government Securities | — | 6,502 | — |
| United States Government Agency Obligations | — | 93,233 | — |
| United States Government Obligations | — | 14,842 | — |
| Short-Term Securities | — | 15,148 | — |
| Total | $— | $314,782 | $— |
| Futures Contracts | $20 | $ — | $— |
| **Liabilities** | | | |
| Futures Contracts | $ 9 | $ — | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **96.8%** |
| Consumer Discretionary | 21.1% |
| Industrials | 18.5% |
| Information Technology | 14.8% |
| Financials | 10.0% |
| Health Care | 9.0% |
| Consumer Staples | 8.9% |
| Energy | 8.5% |
| Materials | 6.0% |
| **Cash and Cash Equivalents** | **3.2%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Canadian Pacific Railway Ltd. | Industrials |
| Applied Materials, Inc. | Information Technology |
| Bank of America Corp. | Financials |
| American International Group, Inc. | Financials |
| Shire Pharmaceuticals Group plc ADR | Health Care |
| Adobe Systems, Inc. | Information Technology |
| Anheuser-Busch InBev S.A. ADR | Consumer Staples |
| Noble Energy, Inc. | Energy |
| Citigroup, Inc. | Financials |
| CBS Corp., Class B | Consumer Discretionary |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Core Equity (in thousands) JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Application Software – 4.9%** | | |
| Adobe Systems, Inc. (A) | 237 | $17,164 |
| Autodesk, Inc. (A) | 141 | 7,961 |
| | | 25,125 |
| **Auto Parts & Equipment – 1.4%** | | |
| Delphi Automotive plc | 107 | 7,341 |
| **Automobile Manufacturers – 1.4%** | | |
| Ford Motor Co. | 425 | 7,330 |
| **Biotechnology – 3.4%** | | |
| Alexion Pharmaceuticals, Inc. (A) | 49 | 7,719 |
| Biogen Idec, Inc. (A) | 32 | 9,964 |
| | | 17,683 |
| **Brewers – 3.2%** | | |
| Anheuser-Busch InBev S.A. ADR | 141 | 16,241 |
| **Broadcasting – 3.0%** | | |
| CBS Corp., Class B | 252 | 15,642 |
| **Cable & Satellite – 5.2%** | | |
| Charter Communications, Inc., Class A (A) | 38 | 6,082 |
| Comcast Corp., Class A | 199 | 10,654 |
| Time Warner Cable, Inc. | 68 | 10,046 |
| | | 26,782 |
| **Construction Machinery & Heavy Trucks – 2.2%** | | |
| Cummins, Inc. | 74 | 11,448 |
| **Data Processing & Outsourced Services – 3.8%** | | |
| Alliance Data Systems Corp. (A) | 23 | 6,525 |
| MasterCard, Inc., Class A | 176 | 12,909 |
| | | 19,434 |
| **Diversified Banks – 3.5%** | | |
| Bank of America Corp. | 1,160 | 17,834 |
| **Diversified Chemicals – 4.4%** | | |
| Dow Chemical Co. (The) | 271 | 13,962 |
| PPG Industries, Inc. | 41 | 8,574 |
| | | 22,536 |
| **Home Improvement Retail – 1.6%** | | |
| Home Depot, Inc. (The) | 99 | 8,023 |
| **Hypermarkets & Super Centers – 1.5%** | | |
| Costco Wholesale Corp. | 67 | $ 7,701 |
| **Industrial Machinery – 8.2%** | | |
| Flowserve Corp. | 144 | 10,677 |
| Pall Corp. | 146 | 12,492 |
| Parker Hannifin Corp. | 44 | 5,570 |
| Pentair, Inc. (A) | 182 | 13,154 |
| | | 41,893 |
| **Internet Retail – 0.6%** | | |
| TripAdvisor, Inc. (A) | 27 | 2,923 |
| **Motorcycle Manufacturers – 2.4%** | | |
| Harley-Davidson, Inc. | 178 | 12,443 |
| **Movies & Entertainment – 2.7%** | | |
| Twenty-First Century Fox, Inc. | 411 | 14,072 |
| **Multi-Line Insurance – 3.4%** | | |
| American International Group, Inc. | 323 | 17,635 |
| **Oil & Gas Exploration & Production – 4.3%** | | |
| Cabot Oil & Gas Corp. | 185 | 6,299 |
| Noble Energy, Inc. | 208 | 16,094 |
| | | 22,393 |
| **Oil & Gas Refining & Marketing – 2.8%** | | |
| Phillips 66 | 180 | 14,503 |
| **Oil & Gas Storage & Transportation – 1.4%** | | |
| MarkWest Energy Partners L.P. | 99 | 7,101 |
| **Other Diversified Financial Services – 3.1%** | | |
| Citigroup, Inc. | 337 | 15,882 |
| **Packaged Foods & Meats – 1.8%** | | |
| Mead Johnson Nutrition Co. | 101 | 9,438 |
| **Pharmaceuticals – 5.6%** | | |
| Bristol-Myers Squibb Co. | 229 | 11,094 |
| Shire Pharmaceuticals Group plc ADR | 74 | 17,332 |
| | | 28,426 |
| **Railroads – 6.5%** | | |
| Canadian Pacific Railway Ltd. | 130 | 23,457 |
| Kansas City Southern | 95 | 10,160 |
| | | 33,617 |
| **Research & Consulting Services – 1.6%** | | |
| Nielsen Holdings N.V. | 175 | $ 8,477 |
| **Restaurants – 2.8%** | | |
| Chipotle Mexican Grill, Inc., Class A (A) | 11 | 6,695 |
| YUM! Brands, Inc. | 96 | 7,796 |
| | | 14,491 |
| **Semiconductor Equipment – 3.9%** | | |
| Applied Materials, Inc. | 879 | 19,821 |
| **Semiconductors – 2.2%** | | |
| Texas Instruments, Inc. | 242 | 11,551 |
| **Specialty Chemicals – 1.6%** | | |
| LyondellBasell Industries N.V., Class A | 83 | 8,124 |
| **Tobacco – 2.4%** | | |
| Philip Morris International, Inc. | 145 | 12,222 |
| **TOTAL COMMON STOCKS – 96.8%** | | **$498,132** |
| (Cost: $368,319) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 1.1%** | | |
| United Technologies Corp., 0.070%, 7-1-14 (B) | $5,545 | 5,545 |
| **TOTAL SHORT-TERM SECURITIES – 1.1%** | | **$ 5,545** |
| (Cost: $5,545) | | |
| **TOTAL INVESTMENT SECURITIES – 97.9%** | | **$503,677** |
| (Cost: $373,864) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.1%** | | **10,951** |
| **NET ASSETS – 100.0%** | | **$514,628** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2014.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $498,132 | $ — | $— |
| Short-Term Securities | — | 5,545 | — |
| Total | $498,132 | $5,545 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

# Dividend Opportunities

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.2%** |
| Industrials | 15.7% |
| Consumer Discretionary | 15.1% |
| Financials | 12.7% |
| Information Technology | 11.9% |
| Energy | 11.7% |
| Health Care | 10.9% |
| Consumer Staples | 10.2% |
| Materials | 6.8% |
| Telecommunication Services | 1.7% |
| Utilities | 1.5% |
| **Cash and Cash Equivalents** | **1.8%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| JPMorgan Chase & Co. | Financials |
| Schlumberger Ltd. | Energy |
| Microchip Technology, Inc. | Information Technology |
| Anheuser-Busch InBev S.A. ADR | Consumer Staples |
| Union Pacific Corp. | Industrials |
| Wells Fargo & Co. | Financials |
| Home Depot, Inc. (The) | Consumer Discretionary |
| Limited Brands, Inc. | Consumer Discretionary |
| Applied Materials, Inc. | Information Technology |
| Wynn Resorts Ltd. | Consumer Discretionary |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Dividend Opportunities *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Advertising – 1.8%** | | |
| Omnicom Group, Inc. (A) | 127 | $ 9,009 |
| **Aerospace & Defense – 4.1%** | | |
| Boeing Co. (The) | 76 | 9,714 |
| Honeywell International, Inc. | 118 | 11,010 |
| | | 20,724 |
| **Apparel Retail – 2.4%** | | |
| Limited Brands, Inc. | 203 | 11,934 |
| **Asset Management & Custody Banks – 1.2%** | | |
| Northern Trust Corp. | 98 | 6,312 |
| **Automobile Manufacturers – 2.0%** | | |
| Ford Motor Co. | 594 | 10,246 |
| **Brewers – 2.9%** | | |
| Anheuser-Busch InBev S.A. ADR | 133 | 15,286 |
| **Cable & Satellite – 2.1%** | | |
| Comcast Corp., Class A | 193 | 10,371 |
| **Casinos & Gaming – 2.3%** | | |
| Wynn Resorts Ltd. | 56 | 11,567 |
| **Construction Machinery & Heavy Trucks – 3.9%** | | |
| Allison Transmission Holdings, Inc. | 310 | 9,652 |
| Caterpillar, Inc. | 95 | 10,275 |
| | | 19,927 |
| **Consumer Electronics – 1.3%** | | |
| Garmin Ltd. | 109 | 6,611 |
| **Data Processing & Outsourced Services – 1.1%** | | |
| Paychex, Inc. | 131 | 5,457 |
| **Distillers & Vintners – 1.5%** | | |
| Diageo plc ADR | 58 | 7,439 |
| **Diversified Banks – 2.6%** | | |
| Wells Fargo & Co. | 253 | 13,321 |
| **Diversified Chemicals – 4.0%** | | |
| Dow Chemical Co. (The) | 180 | 9,263 |
| PPG Industries, Inc. | 53 | 11,044 |
| | | 20,307 |
| **Electric Utilities – 1.5%** | | |
| PPL Corp. | 217 | 7,721 |
| **Home Improvement Retail – 2.4%** | | |
| Home Depot, Inc. (The) | 157 | 12,723 |
| **Household Products – 2.0%** | | |
| Colgate-Palmolive Co. | 146 | 9,953 |
| **Industrial Conglomerates – 1.0%** | | |
| 3M Co. | 35 | 4,956 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrial Gases – 1.0%** | | |
| Airgas, Inc. | 46 | $ 4,955 |
| **Industrial Machinery – 2.2%** | | |
| Eaton Corp. | 145 | 11,180 |
| **Industrial REITs – 1.2%** | | |
| ProLogis | 152 | 6,233 |
| **Integrated Oil & Gas – 3.0%** | | |
| Exxon Mobil Corp. | 47 | 4,737 |
| Occidental Petroleum Corp. | 101 | 10,319 |
| | | 15,056 |
| **Integrated Telecommunication Services – 1.7%** | | |
| Verizon Communications, Inc. | 177 | 8,639 |
| **Investment Banking & Brokerage – 2.0%** | | |
| Goldman Sachs Group, Inc. (The) | 59 | 9,954 |
| **Oil & Gas Equipment & Services – 3.2%** | | |
| Schlumberger Ltd. | 139 | 16,412 |
| **Oil & Gas Storage & Transportation – 5.5%** | | |
| Energy Transfer Equity L.P. | 142 | 8,393 |
| MarkWest Energy Partners L.P. | 132 | 9,457 |
| Phillips 66 Partners L.P. | 42 | 3,181 |
| Plains GP Holdings L.P., Class A | 202 | 6,468 |
| | | 27,499 |
| **Other Diversified Financial Services – 3.5%** | | |
| JPMorgan Chase & Co. | 301 | 17,368 |
| **Packaged Foods & Meats – 1.7%** | | |
| Mead Johnson Nutrition Co. | 90 | 8,395 |
| **Pharmaceuticals – 10.9%** | | |
| Bristol-Myers Squibb Co. | 226 | 10,949 |
| GlaxoSmithKline plc ADR | 150 | 8,027 |
| Johnson & Johnson | 109 | 11,367 |
| Merck & Co., Inc. | 135 | 7,798 |
| Pfizer, Inc. | 364 | 10,796 |
| Teva Pharmaceutical Industries Ltd. ADR | 120 | 6,272 |
| | | 55,209 |
| **Property & Casualty Insurance – 2.2%** | | |
| ACE Ltd. | 106 | 11,003 |
| **Railroads – 3.0%** | | |
| Union Pacific Corp. | 152 | 15,126 |
| **Research & Consulting Services – 1.5%** | | |
| Nielsen Holdings N.V. | 155 | 7,508 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Semiconductor Equipment – 2.4%** | | |
| Applied Materials, Inc. | 527 | $ 11,894 |
| **Semiconductors – 6.6%** | | |
| Analog Devices, Inc. | 143 | 7,756 |
| Microchip Technology, Inc. | 328 | 15,986 |
| Texas Instruments, Inc. | 201 | 9,627 |
| | | 33,369 |
| **Specialty Chemicals – 1.8%** | | |
| LyondellBasell Industries N.V., Class A | 92 | 8,964 |
| **Specialty Stores – 0.8%** | | |
| Tiffany & Co. | 41 | 4,060 |
| **Technology Hardware, Storage & Peripherals – 1.8%** | | |
| Apple, Inc. | 99 | 9,205 |
| **Tobacco – 2.1%** | | |
| Philip Morris International, Inc. | 126 | 10,586 |
| **TOTAL COMMON STOCKS – 98.2%** | | **$496,479** |
| (Cost: $376,088) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 1.0%** | | |
| Army & Air Force Exchange Service, 0.090%, 7-16-14 (B) | $2,000 | 2,000 |
| United Technologies Corp., 0.070%, 7-1-14 (B) | 3,123 | 3,123 |
| | | 5,123 |
| **Master Note – 0.7%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (C) | 3,739 | 3,739 |
| **Municipal Obligations – Taxable – 0.2%** | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.020%, 7-1-14 (C) | 315 | 315 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser E (GTD by Chevron Corp.), 0.030%, 7-1-14 (C) | 379 | 379 |
| | | 694 |

Dividend Opportunities *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| SHORT-TERM SECURITIES (Continued) | Value |
|---|---|
| **TOTAL SHORT-TERM SECURITIES – 1.9%** | **$ 9,556** |
| (Cost: $9,556) | |
| **TOTAL INVESTMENT SECURITIES – 100.1%** | **$506,035** |
| (Cost: $385,644) | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)** | **(665)** |
| **NET ASSETS – 100.0%** | **$505,370** |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $496,479 | $ — | $— |
| Short-Term Securities | — | 9,556 | — |
| Total | $496,479 | $9,556 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **96.0%** |
| Energy | 89.4% |
| Industrials | 5.9% |
| Financials | 0.7% |
| **Cash and Cash Equivalents** | **4.0%** |

## Country Weightings

| | |
|---|---|
| **North America** | **88.2%** |
| United States | 82.5% |
| Canada | 5.7% |
| **Europe** | **5.8%** |
| **Bahamas/Caribbean** | **1.3%** |
| **Pacific Basin** | **0.7%** |
| **Cash and Cash Equivalents** | **4.0%** |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Schlumberger Ltd. | Energy | Oil & Gas Equipment & Services |
| Halliburton Co. | Energy | Oil & Gas Equipment & Services |
| Baker Hughes, Inc. | Energy | Oil & Gas Equipment & Services |
| Core Laboratories N.V. | Energy | Oil & Gas Equipment & Services |
| EOG Resources, Inc. | Energy | Oil & Gas Exploration & Production |
| Weatherford International Ltd. | Energy | Oil & Gas Equipment & Services |
| Cimarex Energy Co. | Energy | Oil & Gas Exploration & Production |
| Noble Energy, Inc. | Energy | Oil & Gas Exploration & Production |
| Continental Resources, Inc. | Energy | Oil & Gas Exploration & Production |
| Occidental Petroleum Corp. | Energy | Integrated Oil & Gas |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Energy (in thousands) JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Coal & Consumable Fuels – 1.6%** | | |
| Cameco Corp. | 40 | $ 788 |
| Foresight Energy L.P. (A) | 42 | 858 |
| Peabody Energy Corp. | 36 | 585 |
| | | 2,231 |
| **Construction & Engineering – 2.1%** | | |
| Fluor Corp. | 39 | 2,969 |
| **Electrical Components & Equipment – 0.6%** | | |
| SolarCity Corp. (A) | 12 | 879 |
| **Industrial Machinery – 1.7%** | | |
| Flowserve Corp. | 32 | 2,368 |
| **Integrated Oil & Gas – 5.9%** | | |
| Chevron Corp. | 9 | 1,149 |
| Exxon Mobil Corp. | 22 | 2,180 |
| Occidental Petroleum Corp. | 30 | 3,033 |
| Royal Dutch Shell plc, Class A (B) | 16 | 656 |
| Suncor Energy, Inc. | 34 | 1,460 |
| | | 8,478 |
| **Oil & Gas Drilling – 5.0%** | | |
| Helmerich & Payne, Inc. | 21 | 2,462 |
| Nabors Industries Ltd. | 64 | 1,874 |
| Patterson-UTI Energy, Inc. | 79 | 2,758 |
| | | 7,094 |
| **Oil & Gas Equipment & Services – 28.1%** | | |
| Baker Hughes, Inc. | 56 | 4,203 |
| Basic Energy Services, Inc. (A) | 77 | 2,238 |
| Cameron International Corp. (A) | 28 | 1,913 |
| Core Laboratories N.V. | 24 | 3,959 |
| Dril-Quip, Inc. (A) | 23 | 2,545 |
| FMC Technologies, Inc. (A) | 27 | 1,640 |
| Forum Energy Technologies, Inc. (A) | 66 | 2,417 |
| Halliburton Co. | 89 | 6,299 |
| National Oilwell Varco, Inc. | 24 | 1,948 |
| Oceaneering International, Inc. | 9 | 664 |
| Schlumberger Ltd. | 57 | 6,693 |
| Superior Energy Services, Inc. | 59 | 2,134 |
| Weatherford International Ltd. (A) | 157 | 3,616 |
| | | 40,269 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Oil & Gas Exploration & Production – 32.0%** | | |
| Anadarko Petroleum Corp. | 27 | $ 2,912 |
| Antero Resources Corp. (A) | 19 | 1,263 |
| Athlon Energy, Inc. (A) | 35 | 1,691 |
| Bonanza Creek Energy, Inc. (A) | 35 | 2,027 |
| Cabot Oil & Gas Corp. | 57 | 1,937 |
| Canadian Natural Resources Ltd. | 56 | 2,564 |
| Cimarex Energy Co. | 24 | 3,436 |
| CNOOC Ltd. ADR | 5 | 968 |
| Concho Resources, Inc. (A) | 9 | 1,308 |
| ConocoPhillips | 14 | 1,239 |
| Continental Resources, Inc. (A) | 20 | 3,098 |
| Devon Energy Corp. | 9 | 703 |
| EOG Resources, Inc. | 34 | 3,916 |
| Gulfport Energy Corp. (A) | 26 | 1,642 |
| Memorial Resource Development Corp. (A) | 58 | 1,405 |
| Newfield Exploration Co. (A) | 45 | 1,987 |
| Noble Energy, Inc. | 42 | 3,257 |
| Oasis Petroleum LLC (A) | 26 | 1,464 |
| Parsley Energy, Inc., Class A (A) | 116 | 2,790 |
| Pioneer Natural Resources Co. | 6 | 1,367 |
| Rice Energy, Inc. (A) | 51 | 1,564 |
| RSP Permian, Inc. (A) | 41 | 1,335 |
| Southwestern Energy Co. (A) | 44 | 2,008 |
| | | 45,881 |
| **Oil & Gas Refining & Marketing – 5.9%** | | |
| Marathon Petroleum Corp. | 26 | 1,991 |
| Marathon Petroleum Corp. L.P. | 34 | 2,160 |
| Phillips 66 | 22 | 1,778 |
| Tesoro Corp. | 25 | 1,455 |
| Valero Energy Corp. | 23 | 1,130 |
| | | 8,514 |
| **Oil & Gas Storage & Transportation – 10.9%** | | |
| Enbridge, Inc. | 29 | 1,358 |
| Energy Transfer Equity L.P. | 35 | 2,039 |
| MarkWest Energy Partners L.P. | 29 | 2,076 |
| Phillips 66 Partners L.P. | 37 | 2,796 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Oil & Gas Storage & Transportation (Continued)** | | |
| Plains GP Holdings L.P., Class A | 32 | $ 1,017 |
| Targa Resources Corp. | 19 | 2,666 |
| Valero Energy Partners L.P. | 22 | 1,107 |
| Williams Co., Inc. (The) | 45 | 2,590 |
| | | 15,649 |
| **Railroads – 1.4%** | | |
| Canadian Pacific Railway Ltd. | 11 | 1,956 |
| **Specialized Finance – 0.7%** | | |
| CME Group, Inc. | 14 | 1,007 |
| **Trading Companies & Distributors – 0.1%** | | |
| NOW, Inc. (A) | 6 | 214 |
| **TOTAL COMMON STOCKS – 96.0%** | | **$137,509** |
| (Cost: $100,374) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 0.9%** | | |
| United Technologies Corp., 0.070%, 7-1-14 (C) | $1,213 | 1,213 |
| **Master Note – 4.5%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (D) | 6,474 | 6,474 |
| **TOTAL SHORT-TERM SECURITIES – 5.4%** | | **$ 7,687** |
| (Cost: $7,687) | | |
| **TOTAL INVESTMENT SECURITIES – 101.4%** | | **$145,196** |
| (Cost: $108,061) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4%)** | | **(1,967)** |
| **NET ASSETS – 100.0%** | | **$143,229** |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at June 30, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

Energy (in thousands) JUNE 30, 2014 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $137,509 | $ — | $— |
| Short-Term Securities | — | 7,687 | — |
| Total | $137,509 | $7,687 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

## Country Diversification

| (as a % of net assets) | |
|---|---|
| United States | 82.5% |
| Canada | 5.7% |
| Netherlands | 2.8% |
| Switzerland | 2.5% |
| Bermuda | 1.3% |
| Other Countries | 1.2% |
| Other+ | 4.0% |

*+Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Bonds** | **87.4%** |
| Corporate Debt Securities | 60.1% |
| United States Government and Government Agency Obligations | 23.4% |
| Other Government Securities | 3.9% |
| **Cash and Cash Equivalents and Equities** | **12.6%** |

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **53.8%** |
| AA | 24.3% |
| A | 0.3% |
| BBB | 29.2% |
| **Non-Investment Grade** | **33.6%** |
| BB | 20.5% |
| B | 9.3% |
| CCC | 2.5% |
| Non-rated | 1.3% |
| **Cash and Cash Equivalents and Equities** | **12.6%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.*

*We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

## Country Weightings

| | |
|---|---|
| **North America** | **36.6%** |
| United States | 30.4% |
| Other North America | 6.2% |
| **Europe** | **27.6%** |
| Luxembourg | 5.8% |
| Netherlands | 5.5% |
| United Kingdom | 5.2% |
| Russia | 4.2% |
| Other Europe | 6.9% |
| **South America** | **18.9%** |
| Brazil | 9.0% |
| Columbia | 3.5% |
| Other South America | 6.4% |
| **Pacific Basin** | **9.6%** |
| Singapore | 4.0% |
| Other Pacific Basin | 5.6% |
| **Bahamas/Caribbean** | **2.4%** |
| **Other** | **0.3%** |
| **Cash and Cash Equivalents** | **4.6%** |

Global Bond *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Finance – 1.4%** | | |
| Banco Latinoamericano de Comercio Exterior S.A. | 9 | $ 264 |
| **Diversified Chemicals – 0.5%** | | |
| Dow Chemical Co. (The) | 2 | 89 |
| **Electric Utilities – 1.6%** | | |
| Alupar Investimento S.A. (A) | 11 | 82 |
| PPL Corp. | 4 | 127 |
| Transmissora Alianca de Energia Eletrica S.A. (A) | 10 | 91 |
| | | 300 |
| **Integrated Oil & Gas – 1.0%** | | |
| Royal Dutch Shell plc, Class A (A) | 5 | 196 |
| **Oil & Gas Drilling – 0.7%** | | |
| Seadrill Partners LLC | 4 | 126 |
| **Pharmaceuticals – 2.0%** | | |
| Bristol-Myers Squibb Co. | 3 | 122 |
| GlaxoSmithKline plc (A) | 9 | 235 |
| | | 357 |
| **Semiconductors – 0.7%** | | |
| Intel Corp. | 4 | 139 |
| **Water Utilities – 0.1%** | | |
| Aguas Andinas S.A. (A) | 34 | 22 |
| **TOTAL COMMON STOCKS – 8.0%** | | **$1,493** |
| (Cost: $1,254) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Aerospace & Defense – 1.0%** | | |
| Embraer Overseas Ltd., 6.375%, 1-24-17 | $100 | 110 |
| TransDigm, Inc., 6.000%, 7-15-22 (B) | 82 | 84 |
| | | 194 |
| **Agricultural Products – 0.5%** | | |
| Corporacion Pesquera Inca S.A.C., 9.000%, 2-10-17 | 100 | 98 |
| **Airlines – 2.3%** | | |
| Aeropuertos Argentina 2000 S.A., 10.750%, 12-1-20 (B) | 50 | 52 |
| Guanay Finance Ltd., 6.000%, 12-15-20 (B) | 250 | 264 |
| TAM Capital 2, Inc., 9.500%, 1-29-20 (B) | 100 | 107 |
| | | 423 |
| **Auto Parts & Equipment – 1.1%** | | |
| Schaeffler Holding Finance B.V., 6.875%, 8-15-18 (B)(C) | 200 | 211 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Broadcasting – 1.7%** | | |
| Globo Comunicacoe e Participacoes S.A., 6.250%, 12-20-49 (D) | $300 | $ 314 |
| **Cable & Satellite – 2.9%** | | |
| Net Servicos de Comunicacao S.A., 7.500%, 1-27-20 | 120 | 128 |
| Numericable Group S.A., 6.000%, 5-15-22 (B) | 200 | 208 |
| VTR Finance B.V., 6.875%, 1-15-24 (B) | 200 | 214 |
| | | 550 |
| **Coal & Consumable Fuels – 1.7%** | | |
| PT Adaro Indonesia: | | |
| 7.625%, 10-22-19 (B) | 200 | 210 |
| 7.625%, 10-22-19 | 100 | 105 |
| | | 315 |
| **Construction & Engineering – 2.8%** | | |
| OAS Investments GmbH, 8.250%, 10-19-19 (B) | 200 | 207 |
| Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6-30-21 (B) | 109 | 118 |
| Odebrecht Offshore Drilling Finance, 6.750%, 10-1-22 (B) | 193 | 206 |
| | | 531 |
| **Construction Materials – 2.8%** | | |
| C5 Capital (SPV) Ltd., 4.511%, 12-29-49 (B)(D) | 150 | 129 |
| CEMEX S.A.B. de C.V., 9.000%, 1-11-18 (B) | 350 | 376 |
| Hillman Group, Inc. (The), 6.375%, 7-15-22 (B) | 25 | 25 |
| | | 530 |
| **Consumer Finance – 1.7%** | | |
| Banco Latinoamericano de Comercio Exterior S.A., 3.750%, 4-4-17 (B) | 300 | 311 |
| **Diversified Banks – 5.8%** | | |
| Banco Bradesco S.A., 4.125%, 5-16-16 (B) | 200 | 209 |
| Banco Cruzeiro do Sul S.A., 7.000%, 7-8-13 (E) | 115 | 17 |
| Bancolombia S.A., 4.250%, 1-12-16 | 100 | 104 |
| Caixa Economica Federal, 4.250%, 5-13-19 (B) | 150 | 151 |
| Societe Generale N.A., 5.922%, 4-29-49 (B) | 100 | 107 |
| State Bank of India: | | |
| 4.500%, 10-23-14 | 100 | 101 |
| 3.622%, 4-17-19 (B) | 200 | 201 |
| VTB Capital S.A., 6.000%, 4-12-17 (B) | 200 | 212 |
| | | 1,102 |
| **Diversified Metals & Mining – 2.7%** | | |
| Suzano Trading Ltd., 5.875%, 1-23-21 (B) | $ 100 | $104 |
| Uralkali Finance Ltd., 3.723%, 4-30-18 (B) | 200 | 194 |
| Vedanta Resources plc, 6.000%, 1-31-19 (B) | 200 | 207 |
| | | 505 |
| **Electric Utilities – 3.3%** | | |
| Emgesa S.A. E.S.P., 8.750%, 1-25-21 (F) | COP302,000 | 174 |
| Listrindo Capital B.V., 6.950%, 2-21-19 (B) | $ 200 | 215 |
| Majapahit Holding B.V., 7.750%, 10-17-16 | 100 | 113 |
| Rural Electrification Corp. Ltd., 4.250%, 1-25-16 | 100 | 103 |
| | | 605 |
| **Food Distributors – 1.2%** | | |
| Olam International Ltd., 7.500%, 8-12-20 | 100 | 111 |
| Olam International Ltd., Convertible, 6.000%, 10-15-16 | 100 | 111 |
| | | 222 |
| **Household Appliances – 0.4%** | | |
| Controladora Mabe S.A. de C.V.: | | |
| 6.500%, 12-15-15 | 50 | 53 |
| 6.500%, 12-15-15 (B) | 25 | 26 |
| | | 79 |
| **Independent Power Producers & Energy Traders – 0.5%** | | |
| China Resources Power Holdings Co. Ltd., 3.750%, 8-3-15 | 100 | 102 |
| **Industrial Conglomerates – 0.6%** | | |
| Rearden G Holdings EINS GmbH, 7.875%, 3-30-20 (B) | 100 | 106 |
| **Integrated Oil & Gas – 1.4%** | | |
| Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.), 4.875%, 3-17-20 | 250 | 257 |
| **Integrated Telecommunication Services – 2.3%** | | |
| TBG Global Pte. Ltd., 4.625%, 4-3-18 (B) | 200 | 203 |
| Verizon Communications, Inc., 3.650%, 9-14-18 | 200 | 213 |
| | | 416 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **IT Consulting & Other Services – 1.1%** | | |
| iGATE Corp., | | |
| 4.750%, 4-15-19 (B) . . $ | 200 | $204 |
| | | |
| **Marine – 1.1%** | | |
| SCF Capital Ltd., | | |
| 5.375%, 10-27-17 . . | 200 | 202 |
| | | |
| **Oil & Gas Drilling – 3.2%** | | |
| Lancer Finance Co. (SPV) Ltd., | | |
| 5.850%, 12-12-16 (B) . . | 39 | 40 |
| Noble Group Ltd., | | |
| 4.875%, 8-5-15 . . . . | 100 | 104 |
| Oro Negro Drilling Pte. Ltd., | | |
| 7.500%, 1-24-19 (B) . . . | 200 | 204 |
| QGOG Atlantic/Alaskan Rigs Ltd., | | |
| 5.250%, 7-30-18 (B) . . | 243 | 252 |
| | | 600 |
| | | |
| **Oil & Gas Exploration & Production – 3.3%** | | |
| Novatek Finance Ltd., | | |
| 5.326%, 2-3-16 (B) . . | 200 | 209 |
| Pacific Rubiales Energy Corp.: | | |
| 5.375%, 1-26-19 (B) . . | 100 | 104 |
| 7.250%, 12-12-21 (B) . . | 100 | 111 |
| Pan American Energy LLC, | | |
| 7.875%, 5-7-21 . . . . | 100 | 105 |
| YPF Sociedad Anonima, | | |
| 8.875%, 12-19-18 (B) . . | 80 | 84 |
| | | 613 |
| | | |
| **Oil & Gas Refining & Marketing – 1.2%** | | |
| Offshore Drilling Holding S.A., | | |
| 8.375%, 9-20-20 (B) . . | 200 | 222 |
| | | |
| **Oil & Gas Storage & Transportation – 0.8%** | | |
| Empresas Publicas de Medellin E.S.P., | | |
| 8.375%, 2-1-21 (F) . . COP274,000 | | 155 |
| | | |
| **Other Diversified Financial Services – 2.3%** | | |
| Citigroup, Inc., | | |
| 8.400%, 4-29-49 . . . $ | 75 | 86 |
| MTS International Funding Ltd., | | |
| 5.000%, 5-30-23 (B) . . | 350 | 339 |
| | | 425 |
| | | |
| **Packaged Foods & Meats – 3.5%** | | |
| BFF International Ltd.: | | |
| 7.250%, 1-28-20 . . . | 100 | 116 |
| 8.500%, 4-27-71 . . . | 200 | 207 |
| JBS Finance II Ltd., | | |
| 8.250%, 1-29-18 (B) . . | 100 | 106 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Packaged Foods & Meats** (Continued) | | |
| JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), | | |
| 7.750%, 10-28-20 (B) . . $ | 200 | $ 213 |
| | | 642 |
| | | |
| **Paper Products – 1.2%** | | |
| Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.): | | |
| 4.750%, 1-19-18 (B) . . | 25 | 27 |
| 4.375%, 5-15-23 (B) . . | 200 | 198 |
| | | 225 |
| | | |
| **Regional Banks – 1.1%** | | |
| OJSC Russian Agricultural Bank, | | |
| 5.100%, 7-25-18 (B) . . . | 200 | 202 |
| | | |
| **Restaurants – 0.6%** | | |
| Arcos Dorados Holdings, Inc., | | |
| 10.250%, 7-13-16 (F) . . | BRL250 | 107 |
| | | |
| **Specialized Consumer Services – 0.3%** | | |
| B-Corp Merger Sub, Inc., | | |
| 8.250%, 6-1-19 . . . . $ | 50 | 52 |
| | | |
| **Steel – 1.7%** | | |
| Evraz Group S.A., | | |
| 7.400%, 4-24-17 . . . | 200 | 206 |
| Steel Capital S.A., | | |
| 6.700%, 10-25-17 . . | 100 | 107 |
| | | 313 |
| | | |
| **Wireless Telecommunication Service – 2.0%** | | |
| American Tower Corp., | | |
| 3.400%, 2-15-19 . . . | 125 | 131 |
| Indosat Palapa Co. B.V., | | |
| 7.375%, 7-29-20 (B) . . | 100 | 108 |
| VimpleCom Holdings B.V., | | |
| 9.000%, 2-13-18 (B)(F) . . | RUB5,000 | 142 |
| | | 381 |
| | | |
| **TOTAL CORPORATE DEBT SECURITIES – 60.1%** | | **$11,214** |
| (Cost: $11,023) | | |

### OTHER GOVERNMENT SECURITIES

| | Principal | Value |
|---|---|---|
| **Argentina – 0.8%** | | |
| City of Buenos Aires, | | |
| 12.500%, 4-6-15 . . . $ | 150 | 153 |

| OTHER GOVERNMENT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Luxembourg – 0.8%** | | |
| BC Luxco 1 S.A., | | |
| 7.375%, 1-29-20 . . . . . $ 150 | | $ 155 |
| | | |
| **Russia – 1.1%** | | |
| Russian Federation, | | |
| 3.500%, 1-16-19 (B) . . . . . | 200 | 203 |
| | | |
| **Supranational – 0.3%** | | |
| Central American Bank for Economic Integration, | | |
| 5.375%, 9-24-14 . . . . . | 58 | 59 |
| | | |
| **Venezuela – 0.9%** | | |
| Corporacion Andina de Fomento, | | |
| 3.750%, 1-15-16 . . . . . | 155 | 160 |
| | | |
| **TOTAL OTHER GOVERNMENT SECURITIES – 3.9%** | | **$ 730** |
| (Cost: $724) | | |

### UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Treasury Obligations – 23.4%** | | |
| U.S. Treasury Notes: | | |
| 0.875%, 2-28-17 . . . . . | 1,500 | 1,505 |
| 0.625%, 8-31-17 . . . . . | 1,500 | 1,483 |
| 0.750%, 12-31-17 . . . . | 1,250 | 1,234 |
| 1.750%, 5-15-22 . . . . . | 145 | 140 |
| | | 4,362 |
| | | |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 23.4%** | | **$ 4,362** |
| (Cost: $4,397) | | |

### SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Master Note – 4.4%** | | |
| Toyota Motor Credit Corp., | | |
| 0.104%, 7-2-14 (G) . . . | 830 | 830 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 4.4%** | | **$ 830** |
| (Cost: $830) | | |
| **TOTAL INVESTMENT SECURITIES – 99.8%** | | **$18,629** |
| (Cost: $18,228) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%** | | 44 |
| **NET ASSETS – 100.0%** | | **$18,673** |

Global Bond *(in thousands)* JUNE 30, 2014 (UNAUDITED)

**Notes to Schedule of Investments**

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $7,625 or 40.8% of net assets.

(C)Payment-in-kind bonds.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014.

(E)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, COP – Columbian Peso and RUB – Russian Ruble).

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $1,493 | $ — | $— |
| Corporate Debt Securities | — | 11,162 | 52 |
| Other Government Securities | — | 730 | — |
| United States Government Obligations | — | 4,362 | — |
| Short-Term Securities | — | 830 | — |
| Total | $1,493 | $17,084 | $52 |

During the period ended June 30, 2014, securities totaling $152 were transferred from Level 3 to Level 2 primarily due to the increased availability of observable market data due to increased market activity or information for these securities. There were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

## Country Diversification

| (as a % of net assets) | |
|---|---|
| United States | 30.4% |
| Brazil | 9.0% |
| Luxembourg | 5.8% |
| Netherlands | 5.5% |
| United Kingdom | 5.2% |
| Russia | 4.2% |
| Singapore | 4.0% |
| Columbia | 3.5% |
| Mexico | 3.1% |
| Panama | 3.1% |

## Country Diversification (Continued)

| | |
|---|---|
| Indonesia | 2.9% |
| Argentina | 2.8% |
| Chile | 2.7% |
| Austria | 2.3% |
| India | 2.2% |
| Ireland | 1.8% |
| France | 1.7% |
| British Virgin Islands | 1.3% |
| Cayman Islands | 1.1% |
| Other Countries | 2.8% |
| Other+ | 4.6% |

*+Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.2%** |
| Energy | 65.2% |
| Materials | 20.4% |
| Industrials | 11.7% |
| Financials | 0.9% |
| Utilities | 0.0% |
| **Cash and Cash Equivalents** | **1.8%** |

## Country Weightings

| | |
|---|---|
| **North America** | **83.8%** |
| United States | 76.7% |
| Canada | 7.1% |
| **Europe** | **13.2%** |
| United Kingdom | 7.7% |
| Other Europe | 5.5% |
| **Bahamas/Caribbean** | **1.2%** |
| **Pacific Basin** | **0.0%** |
| **Cash and Cash Equivalents** | **1.8%** |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Halliburton Co. | United States | Energy | Oil & Gas Equipment & Services |
| Schlumberger Ltd. | United States | Energy | Oil & Gas Equipment & Services |
| Dow Chemical Co. (The) | United States | Materials | Diversified Chemicals |
| Baker Hughes, Inc. | United States | Energy | Oil & Gas Equipment & Services |
| Weatherford International Ltd. | Switzerland | Energy | Oil & Gas Equipment & Services |
| Rio Tinto plc | United Kingdom | Materials | Diversified Metals & Mining |
| BHP Billiton plc | United Kingdom | Materials | Diversified Metals & Mining |
| Suncor Energy, Inc. | Canada | Energy | Integrated Oil & Gas |
| Freeport-McMoRan Copper & Gold, Inc., Class B | United States | Materials | Diversified Metals & Mining |
| Continental Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Bermuda – 1.2%** | | |
| Nabors Industries Ltd. . . . . . | 76 | $ 2,245 |
| | | |
| **Canada – 7.1%** | | |
| Canadian Natural Resources Ltd. . . . . . . . . . . . . . . . . . | 56 | 2,585 |
| Canadian Pacific Railway Ltd. . . . . . . . . . . . . . . . . | 27 | 4,936 |
| Suncor Energy, Inc. . . . . . . . | 128 | 5,441 |
| Yamana Gold, Inc. . . . . . . . . | 95 | 778 |
| | | 13,740 |
| | | |
| **China – 0.0%** | | |
| China Metal Recycling (Holdings) Ltd. . . . . . . . . . | 1,900 | — |
| | | |
| **Netherlands – 2.5%** | | |
| Chicago Bridge & Iron Co. N.V., NY Shares . . . . . . . . | 30 | 2,077 |
| Core Laboratories N.V. . . . . | 16 | 2,748 |
| | | 4,825 |
| | | |
| **Switzerland – 3.0%** | | |
| Weatherford International Ltd. (A) . . . . . . . . . . . . . . . | 248 | 5,706 |
| | | |
| **United Kingdom – 7.7%** | | |
| Anglo American plc . . . . . . . | 33 | 806 |
| BHP Billiton plc . . . . . . . . . . | 176 | 5,677 |
| Pentair, Inc. (A) . . . . . . . . . . | 22 | 1,551 |
| Randgold Resources Ltd. ADR . . . . . . . . . . . . . . . . . | 13 | 1,083 |
| Rio Tinto plc . . . . . . . . . . . . . | 107 | 5,681 |
| | | 14,798 |
| | | |
| **United States – 76.7%** | | |
| Anadarko Petroleum Corp. . . . . . . . . . . . . . . . . . | 36 | 3,908 |
| Antero Resources Corp. (A) . . . . . . . . . . . . . | 33 | 2,159 |
| Axiall Corp. . . . . . . . . . . . . . | 67 | 3,155 |
| Baker Hughes, Inc. . . . . . . . . | 78 | 5,788 |
| Cabot Oil & Gas Corp. . . . . . | 52 | 1,779 |
| Cameron International Corp. (A) . . . . . . . . . . . . . | 42 | 2,857 |
| Caterpillar, Inc. . . . . . . . . . . . | 34 | 3,678 |
| CME Group, Inc. . . . . . . . . . | 26 | 1,820 |
| Concho Resources, Inc. (A) . . . . . . . . . . . . . . | 24 | 3,461 |
| ConocoPhillips . . . . . . . . . . . | 20 | 1,710 |
| Continental Resources, Inc. (A) . . . . . . . . . . . . . . | 32 | 5,089 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **United States** (Continued) | | |
| Devon Energy Corp. . . . . . . . | 12 | $ 965 |
| Dow Chemical Co. (The) . . . | 126 | 6,463 |
| Dril-Quip, Inc. (A) . . . . . . . . . | 19 | 2,108 |
| Eastman Chemical Co. . . . . . | 21 | 1,865 |
| Energy Transfer Equity L.P. . . . . . . . . . . . . . . . . . | 42 | 2,496 |
| EOG Resources, Inc. . . . . . . | 43 | 5,060 |
| Exxon Mobil Corp. . . . . . . . . | 9 | 856 |
| Flowserve Corp. . . . . . . . . . . | 52 | 3,859 |
| Fluor Corp. . . . . . . . . . . . . . . | 40 | 3,095 |
| FMC Technologies, Inc. (A) . . . . . . . . . . . . . . | 66 | 4,000 |
| Forum Energy Technologies, Inc. (A) . . . . . . . . . . . . . . | 62 | 2,259 |
| Freeport-McMoRan Copper & Gold, Inc., Class B . . . . . . . . . . . . . . | 143 | 5,212 |
| Gulfport Energy Corp. (A) . . . | 19 | 1,171 |
| Halliburton Co. . . . . . . . . . . . | 156 | 11,049 |
| Joy Global, Inc. . . . . . . . . . . | 49 | 2,987 |
| LyondellBasell Industries N.V., Class A . . . . . . . . . . | 47 | 4,619 |
| Marathon Petroleum Corp. . . . . . . . . . . . . . . . | 30 | 2,311 |
| MarkWest Energy Partners L.P. . . . . . . . . . . . . . . . . . | 25 | 1,807 |
| National Oilwell Varco, Inc. . . . . . . . . . . . . . . . . . | 23 | 1,882 |
| Newfield Exploration Co. (A) . . . . . . . . . . . . . . | 24 | 1,052 |
| Noble Energy, Inc. . . . . . . . . | 65 | 5,019 |
| NOW, Inc. (A) . . . . . . . . . . . | 6 | 207 |
| Oasis Petroleum LLC (A) . . . | 36 | 2,018 |
| Occidental Petroleum Corp. . . . . . . . . . . . . . . . | 18 | 1,868 |
| Oceaneering International, Inc. . . . . . . . . . . . . . . . . . | 12 | 965 |
| Patterson-UTI Energy, Inc. . . . . . . . . . . . . . . . . . | 63 | 2,213 |
| Peabody Energy Corp. . . . . . | 48 | 781 |
| Phillips 66 . . . . . . . . . . . . . . | 34 | 2,710 |
| Pioneer Natural Resources Co. . . . . . . . . . . . . . . . . . | 14 | 3,206 |
| Plains GP Holdings L.P., Class A . . . . . . . . . . . . . . | 54 | 1,734 |
| PPG Industries, Inc. . . . . . . . | 10 | 2,007 |
| Rice Energy, Inc. (A) . . . . . . | 44 | 1,338 |
| Schlumberger Ltd. . . . . . . . . | 90 | 10,669 |
| Southern Copper Corp. . . . . | 62 | 1,871 |
| Southwestern Energy Co. (A) . . . . . . . . . . . . . . | 41 | 1,845 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **United States** (Continued) | | |
| Superior Energy Services, Inc. . . . . . . . . . . . . . . . . . | 77 | $ 2,767 |
| Tesoro Corp. . . . . . . . . . . | 14 | 816 |
| Valero Energy Corp. . . . . | 36 | 1,786 |
| Valero Energy Partners L.P. . . . . . . . . . . . . . . . . . | 14 | 709 |
| Williams Co., Inc. (The) . . . . . . . . . . . . . . | 45 | 2,606 |
| | | 147,655 |
| | | |
| **TOTAL COMMON STOCKS – 98.2%** | | **$188,969** |
| (Cost: $155,518) | | |
| | | |
| **PREFERRED STOCKS** | | |
| **United States – 0.0%** | | |
| Konarka Technologies, Inc., 8.000% Cumulative (A)(B) . . . . . | 68 | — |
| | | |
| **TOTAL PREFERRED STOCKS – 0.0%** | | $ — |
| (Cost: $211) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper – 1.9%** | | |
| Medtronic, Inc., 0.080%, 7-16-14 (C) . . | $3,621 | 3,621 |
| | | |
| **Master Note – 1.6%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (D) . . . | 3,033 | 3,033 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 3.5%** | | $ 6,654 |
| (Cost: $6,654) | | |
| **TOTAL INVESTMENT SECURITIES – 101.7%** | | **$195,623** |
| (Cost: $162,383) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.7%)** | | (3,250) |
| **NET ASSETS – 100.0%** | | **$192,373** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Restricted security. At June 30, 2014, the Portfolio owned the following restricted security:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Konarka Technologies, Inc., 8.000% Cumulative | 8-31-07 | 68 | $211 | $— |

The total value of this security represented 0.0% of net assets at June 30, 2014.

(C) Rate shown is the yield to maturity at June 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date the variable rate resets.

Global Natural Resources *(in thousands)* JUNE 30, 2014 (UNAUDITED)

The following forward foreign currency contracts were outstanding at June 30, 2014:

| Type | Currency | Counterparty | Principal Amount of Contract (Denominated in Indicated Currency) | Settlement Date | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| Sell | British Pound | State Street Global Markets | 570 | 7-29-14 | $— | $ 6 |
| Sell | British Pound | UBS AG | 4,267 | 7-29-14 | — | 50 |
| Sell | Canadian Dollar | State Street Global Markets | 589 | 7-29-14 | — | 3 |
| Sell | Canadian Dollar | UBS AG | 4,994 | 7-29-14 | — | 22 |
| | | | | | $— | $81 |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Energy | $125,541 | $ — | $— |
| Financials | 1,820 | — | — |
| Industrials | 22,390 | — | — |
| Materials | 39,218 | — | — |
| Total Common Stocks | $188,969 | $ — | $— |
| Short-Term Securities | — | 6,654 | — |
| Total | $188,969 | $6,654 | $— |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts | $ — | $ 81 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

## Market Sector Diversification

| (as a % of net assets) | |
|---|---|
| Energy | 65.2% |
| Materials | 20.4% |
| Industrials | 11.7% |
| Financials | 0.9% |
| Utilities | 0.0% |
| Other+ | 1.8% |

*+Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **99.2%** |
| Consumer Discretionary | 27.7% |
| Information Technology | 24.0% |
| Health Care | 17.6% |
| Industrials | 17.5% |
| Consumer Staples | 4.0% |
| Telecommunication Services | 3.8% |
| Energy | 3.0% |
| Materials | 1.6% |
| **Cash and Cash Equivalents** | **0.8%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Gilead Sciences, Inc. | Health Care |
| Biogen Idec, Inc. | Health Care |
| MasterCard, Inc., Class A | Information Technology |
| Las Vegas Sands, Inc. | Consumer Discretionary |
| Apple, Inc. | Information Technology |
| Visa, Inc., Class A | Information Technology |
| Canadian Pacific Railway Ltd. | Industrials |
| Schlumberger Ltd. | Energy |
| Union Pacific Corp. | Industrials |
| Facebook, Inc., Class A | Information Technology |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Growth *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 4.4%** | | |
| Boeing Co. (The) | 142 | $18,016 |
| Precision Castparts Corp. | 71 | 18,021 |
| | | 36,037 |
| **Apparel Retail – 0.7%** | | |
| Limited Brands, Inc. | 93 | 5,455 |
| **Apparel, Accessories & Luxury Goods – 0.6%** | | |
| Under Armour, Inc., Class A (A) | 79 | 4,724 |
| **Application Software – 1.8%** | | |
| Adobe Systems, Inc. (A) | 202 | 14,588 |
| **Automotive Retail – 2.0%** | | |
| AutoZone, Inc. (A) | 18 | 9,438 |
| O'Reilly Automotive, Inc. (A) | 44 | 6,566 |
| | | 16,004 |
| **Biotechnology – 11.8%** | | |
| Amgen, Inc. | 76 | 9,043 |
| Biogen Idec, Inc. (A) | 103 | 32,572 |
| Celgene Corp. (A) | 205 | 17,571 |
| Gilead Sciences, Inc. (A) | 446 | 36,953 |
| | | 96,139 |
| **Brewers – 2.3%** | | |
| Anheuser-Busch InBev S.A. ADR | 166 | 19,103 |
| **Broadcasting – 2.4%** | | |
| CBS Corp., Class B | 320 | 19,879 |
| **Cable & Satellite – 1.8%** | | |
| Comcast Corp., Class A | 275 | 14,735 |
| **Casinos & Gaming – 6.3%** | | |
| Las Vegas Sands, Inc. | 418 | 31,821 |
| Wynn Resorts Ltd. | 94 | 19,448 |
| | | 51,269 |
| **Construction Machinery & Heavy Trucks – 0.8%** | | |
| Caterpillar, Inc. | 62 | 6,781 |
| **Consumer Electronics – 2.2%** | | |
| Harman International Industries, Inc. | 169 | 18,199 |
| **Data Processing & Outsourced Services – 7.2%** | | |
| MasterCard, Inc., Class A | 440 | 32,319 |
| Visa, Inc., Class A | 127 | 26,844 |
| | | 59,163 |
| **Diversified Chemicals – 1.6%** | | |
| PPG Industries, Inc. | 64 | 13,408 |
| **Electrical Components & Equipment – 0.5%** | | |
| Rockwell Automation, Inc. | 32 | 3,943 |
| **Footwear – 1.5%** | | |
| NIKE, Inc., Class B | 153 | $11,873 |
| **Health Care Facilities – 1.6%** | | |
| HCA Holdings, Inc. (A) | 236 | 13,289 |
| **Home Improvement Retail – 2.4%** | | |
| Home Depot, Inc. (The) | 246 | 19,876 |
| **Hotels, Resorts & Cruise Lines – 1.2%** | | |
| Hilton Worldwide Holdings, Inc. (A) | 175 | 4,073 |
| Starwood Hotels & Resorts Worldwide, Inc. | 74 | 5,961 |
| | | 10,034 |
| **Industrial Conglomerates – 0.8%** | | |
| Danaher Corp. | 79 | 6,243 |
| **Industrial Machinery – 4.2%** | | |
| Flowserve Corp. | 152 | 11,331 |
| Pall Corp. | 87 | 7,437 |
| Pentair, Inc. (A) | 210 | 15,110 |
| | | 33,878 |
| **Internet Retail – 3.8%** | | |
| Amazon.com, Inc. (A) | 45 | 14,583 |
| Netflix, Inc. (A) | 11 | 4,758 |
| priceline.com, Inc. (A) | 10 | 11,910 |
| | | 31,251 |
| **Internet Software & Services – 6.5%** | | |
| Facebook, Inc., Class A (A) | 311 | 20,954 |
| Google, Inc., Class A (A) | 22 | 12,898 |
| Google, Inc., Class C (A) | 22 | 12,691 |
| LinkedIn Corp., Class A (A) | 37 | 6,311 |
| | | 52,854 |
| **IT Consulting & Other Services – 1.2%** | | |
| Cognizant Technology Solutions Corp., Class A (A) | 200 | 9,758 |
| **Motorcycle Manufacturers – 1.8%** | | |
| Harley-Davidson, Inc. | 206 | 14,368 |
| **Movies & Entertainment – 1.0%** | | |
| Twenty-First Century Fox, Inc., Class A | 225 | 7,905 |
| **Oil & Gas Equipment & Services – 3.0%** | | |
| Schlumberger Ltd. | 210 | 24,775 |
| **Pharmaceuticals – 4.2%** | | |
| Bristol-Myers Squibb Co. | 170 | 8,242 |
| Johnson & Johnson | 112 | 11,676 |
| Shire Pharmaceuticals Group plc ADR | 61 | 14,435 |
| | | 34,353 |
| **Railroads – 6.8%** | | |
| Canadian Pacific Railway Ltd. | 140 | $ 25,268 |
| Kansas City Southern | 77 | 8,311 |
| Union Pacific Corp. | 220 | 21,965 |
| | | 55,544 |
| **Semiconductor Equipment – 2.1%** | | |
| Applied Materials, Inc. | 763 | 17,197 |
| **Semiconductors – 1.3%** | | |
| Xilinx, Inc. | 221 | 10,451 |
| **Technology Hardware, Storage & Peripherals – 3.9%** | | |
| Apple, Inc. | 341 | 31,660 |
| **Tobacco – 1.7%** | | |
| Philip Morris International, Inc. | 161 | 13,582 |
| **Wireless Telecommunication Service – 3.8%** | | |
| American Tower Corp., Class A | 157 | 14,136 |
| Crown Castle International Corp. | 136 | 10,129 |
| SBA Communications Corp. (A) | 65 | 6,670 |
| | | 30,935 |
| **TOTAL COMMON STOCKS – 99.2%** | | **$809,253** |
| (Cost: $565,640) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 0.4%** | | |
| United Technologies Corp., 0.070%, 7-1-14 (B) | $3,629 | 3,629 |
| **Master Note – 0.4%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (C) | 3,086 | 3,086 |
| **TOTAL SHORT-TERM SECURITIES – 0.8%** | | **$ 6,715** |
| (Cost: $6,715) | | |
| **TOTAL INVESTMENT SECURITIES – 100.0%** | | **$815,968** |
| (Cost: $572,355) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%** | | **(361)** |
| **NET ASSETS – 100.0%** | | **$815,607** |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2014.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** |  |  |  |
| Investments in Securities |  |  |  |
| Common Stocks | $809,253 | $ — | $— |
| Short-Term Securities | — | 6,715 | — |
| Total | $809,253 | $6,715 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

# High Income

## Asset Allocation

| | |
|---|---|
| **Bonds** | **96.7%** |
| Corporate Debt Securities | 74.5% |
| Loans | 22.1% |
| Municipal Bonds | 0.1% |
| **Cash and Cash Equivalents and Equities** | **3.3%** |

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **1.5%** |
| A | 0.0% |
| BBB | 1.5% |
| **Non-Investment Grade** | **95.2%** |
| BB | 18.4% |
| B | 36.5% |
| CCC | 40.1% |
| Non-rated | 0.2% |
| **Cash and Cash Equivalents and Equities** | **3.3%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.*

*We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

## COMMON STOCKS

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Casinos & Gaming – 0.0%** | | |
| New Cotai Participation Corp., Class B (A) . . . . . . . . | —* | $ 55 |
| **Consumer Finance – 0.1%** | | |
| JGWPT Holdings, Inc., Class A (A) . . . . . . . . . . . . . | 82 | 919 |
| **Gas Utilities – 0.0%** | | |
| Suburban Propane Partners L.P. . . . . . . . . . . . . . . . . . | 4 | 163 |
| **Integrated Telecommunication Services – 0.3%** | | |
| Verizon Communications, Inc. . . . . . . . . . . . . . . . . . | 51 | 2,495 |
| **Oil & Gas Storage & Transportation – 0.1%** | | |
| Crestwood Midstream Partners L.P. . . . . . . . . . . . . | 14 | 314 |
| Inergy L.P. . . . . . . . . . . . . . . . | 33 | 489 |
| | | 803 |
| **Railroads – 0.0%** | | |
| Kansas City Southern . . . . . . . | 3 | 301 |
| **Renewable Electricity – 0.3%** | | |
| Abengoa Yield plc (A) . . . . . . | 75 | 2,837 |
| **Specialty Stores – 0.3%** | | |
| Michaels Co., Inc. (The) (A) . . . . . . . . . . . . . . | 126 | 2,148 |
| **Trading Companies & Distributors – 0.2%** | | |
| HD Supply Holdings, Inc. (A) . . . . . . . . . . . . . . . . | 60 | 1,703 |
| **TOTAL COMMON STOCKS – 1.3%** | | **$11,424** |
| (Cost: $9,802) | | |

## PREFERRED STOCKS

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| **Consumer Finance – 0.1%** | | |
| Ally Financial, Inc., 8.125% . . . . . . . . . . . . . . . | 22 | 601 |
| Ally Financial, Inc., 8.500% . . . . . . . . . . . . . . . | 18 | 487 |
| | | 1,088 |
| **Steel – 0.1%** | | |
| ArcelorMittal, 6.000%, Convertible . . . . . . | 23 | 509 |
| **TOTAL PREFERRED STOCKS – 0.2%** | | **$ 1,597** |
| (Cost: $1,525) | | |

## WARRANTS

| WARRANTS | Shares | Value |
|---|---|---|
| **Agricultural Products – 0.0%** | | |
| ASG Consolidated LLC, Expires 5-15-18 (B) . . . . . . | 1 | 150 |
| **TOTAL WARRANTS – 0.0%** | | **$ 150** |
| (Cost: $72) | | |

## CORPORATE DEBT SECURITIES

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Advertising – 0.2%** | | |
| Lamar Media Corp., 5.375%, 1-15-24 (C) . . . . | $1,376 | $ 1,424 |
| **Aerospace & Defense – 2.3%** | | |
| Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%, 12-15-20 (C) . . | 5,011 | 5,361 |
| TransDigm Group, Inc.: | | |
| 5.500%, 10-15-20 . . . . . | 550 | 559 |
| 7.500%, 7-15-21 . . . . . . | 4,206 | 4,658 |
| TransDigm, Inc.: | | |
| 6.000%, 7-15-22 (C) . . . . | 3,825 | 3,930 |
| 6.500%, 7-15-24 (C) . . . . | 4,115 | 4,285 |
| | | 18,793 |
| **Agricultural Products – 0.6%** | | |
| American Seafoods Group LLC, 10.750%, 5-15-16 (C) . . | 1,716 | 1,712 |
| ASG Consolidated LLC, 15.000%, 5-15-17 (C)(D) . . | 3,567 | 3,317 |
| | | 5,029 |
| **Air Freight & Logistics – 0.2%** | | |
| TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8-15-19 . . . . . | 1,665 | 1,906 |
| **Aluminum – 0.8%** | | |
| Constellium N.V., 5.750%, 5-15-24 (C) . . . . | 1,887 | 1,981 |
| Wise Metals Group LLC, 8.750%, 12-15-18 (C) . . | 1,606 | 1,743 |
| Wise Metals Intermediate Holdings, 9.750%, 6-15-19 (C)(D) . . | 2,791 | 2,847 |
| | | 6,571 |
| **Apparel Retail – 2.0%** | | |
| Bon-Ton Stores, Inc. (The), 8.000%, 6-15-21 . . . . . . | 4,274 | 4,072 |
| Chinos Intermediate Holdings A, Inc., 7.750%, 5-1-19 (C)(D) . . | 2,586 | 2,592 |
| Gymboree Corp. (The), 9.125%, 12-1-18 . . . . . . | 1,779 | 1,187 |
| Hot Topic, Inc., 9.250%, 6-15-21 (C) . . . . | 1,445 | 1,604 |
| HT Intermediate Holdings Corp., 12.000%, 5-15-19 (C)(D) . . | 391 | 416 |
| Neiman Marcus Group Ltd., Inc., 8.000%, 10-15-21 (C) . . | 3,152 | 3,396 |
| Nine West Holdings, Inc., 8.250%, 3-15-19 (C) . . . . | 4,281 | 4,303 |
| | | 17,570 |
| **Application Software – 1.5%** | | |
| ACI Worldwide, Inc., 6.375%, 8-15-20 (C) . . . . | 1,813 | 1,908 |
| Epicor Software Corp., 8.625%, 5-1-19 . . . . . . . | 6,845 | 7,367 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Application Software** (Continued) | | |
| Infor Software Parent LLC and Infor Software Parent, Inc., 7.125%, 5-1-21 (C)(D) . . | $3,211 | $ 3,283 |
| | | 12,558 |
| **Auto Parts & Equipment – 1.5%** | | |
| IDQ Acquisition Corp., 14.000%, 10-1-17 (C)(D) . . | 2,110 | 2,110 |
| IDQ Holdings, Inc., 11.500%, 4-1-17 (C) . . . . | 4,021 | 4,433 |
| Schaeffler Finance B.V.: | | |
| 4.250%, 5-15-21 (C) . . . . | 2,196 | 2,196 |
| 4.750%, 5-15-21 (C) . . . . | 772 | 795 |
| Schaeffler Holding Finance B.V., 6.875%, 8-15-18 (C)(D) . . | 2,903 | 3,059 |
| | | 12,593 |
| **Automobile Manufacturers – 0.7%** | | |
| General Motors Co.: | | |
| 4.875%, 10-2-23 (C) . . . . | 659 | 694 |
| 6.250%, 10-2-43 (C) . . . . | 1,098 | 1,257 |
| Group 1 Automotive, Inc., 5.000%, 6-1-22 (C) . . . . . | 658 | 658 |
| Jaguar Land Rover plc, 5.625%, 2-1-23 (C) . . . . . | 1,458 | 1,549 |
| Navistar International Corp., 8.250%, 11-1-21 . . . . . . | 2,196 | 2,292 |
| | | 6,450 |
| **Automotive Retail – 0.5%** | | |
| Sonic Automotive, Inc., 5.000%, 5-15-23 . . . . . . | 4,227 | 4,153 |
| **Biotechnology – 0.0%** | | |
| Emergent BioSolutions, Inc., Convertible, 2.875%, 1-15-21 (C) . . . . | 65 | 68 |
| **Broadcasting – 1.8%** | | |
| CBS Outdoor Americas, Inc.: | | |
| 5.250%, 2-15-22 (C) . . . . | 500 | 514 |
| 5.625%, 2-15-24 (C) . . . . | 500 | 516 |
| Clear Channel Outdoor Holdings, Inc.: | | |
| 6.500%, 11-15-22 . . . . . | 994 | 1,068 |
| Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20 . . . . . . | 221 | 236 |
| Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20 . . . . . . | 1,780 | 1,920 |
| Cumulus Media, Inc., 7.750%, 5-1-19 . . . . . . . | 3,815 | 4,006 |
| WideOpenWest Finance LLC and WideOpenWest Capital Corp.: | | |
| 10.250%, 7-15-19 . . . . . | 5,170 | 5,811 |
| 13.375%, 10-15-19 . . . . | 1,584 | 1,833 |
| | | 15,904 |

High Income *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Building Products – 1.1%** | | |
| CPG Merger Sub LLC, 8.000%, 10-1-21 (C) | $2,577 | $2,712 |
| Ply Gem Industries, Inc., 6.500%, 2-1-22 (C) | 2,211 | 2,134 |
| Roofing Supply Group, LLC and Roofing Supply Finance, Inc., 10.000%, 6-1-20 (C) | 1,686 | 1,796 |
| USG Corp., 5.875%, 11-1-21 (C) | 2,772 | 2,938 |
| | | 9,580 |
| **Cable & Satellite – 3.8%** | | |
| Altice S.A.: | | |
| 7.250%, 5-15-22 (C)(E) | EUR256 | 372 |
| 7.750%, 5-15-22 (C) | $2,391 | 2,552 |
| Cablevision Systems Corp., 5.875%, 9-15-22 | 2,593 | 2,642 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.250%, 3-15-21 | 293 | 300 |
| 5.250%, 9-30-22 | 390 | 396 |
| 5.125%, 2-15-23 | 390 | 392 |
| 5.750%, 9-1-23 | 98 | 102 |
| 5.750%, 1-15-24 | 2,519 | 2,576 |
| DISH DBS Corp.: | | |
| 6.750%, 6-1-21 | 836 | 953 |
| 5.000%, 3-15-23 | 418 | 426 |
| LYNX I Corp., 5.375%, 4-15-21 (C) | 488 | 512 |
| LYNX II Corp., 6.375%, 4-15-23 (C) | 146 | 158 |
| Numericable Group S.A.: | | |
| 4.875%, 5-15-19 (C) | 510 | 523 |
| 5.375%, 5-15-22 (C)(E) | EUR256 | 372 |
| 6.000%, 5-15-22 (C) | $1,373 | 1,428 |
| 5.625%, 5-15-24 (C)(E) | EUR256 | 375 |
| 6.250%, 5-15-24 (C) | $491 | 512 |
| Sirius XM Radio, Inc.: | | |
| 5.875%, 10-1-20 (C) | 1,645 | 1,740 |
| 4.625%, 5-15-23 (C) | 936 | 896 |
| 6.000%, 7-15-24 (C) | 8,000 | 8,320 |
| VTR Finance B.V., 6.875%, 1-15-24 (C) | 5,285 | 5,673 |
| Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7-15-19 (C)(D) | 553 | 568 |
| WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9-1-20 (C) | 673 | 727 |
| | | 32,515 |
| **Casinos & Gaming – 1.0%** | | |
| Gateway Casinos & Entertainment Ltd., 8.500%, 11-26-20 (C)(E) | CAD1,276 | 1,221 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Casinos & Gaming** (Continued) | | |
| MCE Finance Ltd., 5.000%, 2-15-21 (C) | $3,074 | $3,105 |
| Pinnacle Entertainment, Inc. and PNK Finance Corp., 6.375%, 8-1-21 | 1,024 | 1,080 |
| Wynn Macau Ltd., 5.250%, 10-15-21 (C) | 3,529 | 3,626 |
| | | 9,032 |
| **Coal & Consumable Fuels – 0.3%** | | |
| Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8-15-21 (C) | 2,703 | 2,892 |
| **Commodity Chemicals – 0.6%** | | |
| Orion Engineered Carbons Holdings GmbH, 9.250%, 8-1-19 (C)(D) | 4,783 | 4,989 |
| **Communications Equipment – 0.9%** | | |
| Eagle Midco, Inc., 9.000%, 6-15-18 (C)(D) | 7,432 | 7,674 |
| **Construction Materials – 1.6%** | | |
| Headwaters, Inc., 7.250%, 1-15-19 (C) | 910 | 962 |
| Hillman Group, Inc. (The): | | |
| 10.875%, 6-1-18 | 9,732 | 10,328 |
| 6.375%, 7-15-22 (C) | 2,786 | 2,786 |
| | | 14,076 |
| **Consumer Finance – 1.3%** | | |
| Creditcorp, 12.000%, 7-15-18 (C) | 4,228 | 4,439 |
| General Motors Financial Co., Inc., 4.250%, 5-15-23 | 644 | 643 |
| Speedy Cash Intermediate Holdings Corp., 10.750%, 5-15-18 (C) | 5,523 | 5,606 |
| Speedy Group Holdings Corp., 12.000%, 11-15-17 (C) | 986 | 996 |
| | | 11,684 |
| **Data Processing & Outsourced Services – 0.9%** | | |
| Alliance Data Systems Corp., 6.375%, 4-1-20 (C) | 7,733 | 8,236 |
| **Distillers & Vintners – 0.3%** | | |
| Constellation Brands, Inc.: | | |
| 3.750%, 5-1-21 | 600 | 597 |
| 4.250%, 5-1-23 | 1,628 | 1,630 |
| | | 2,227 |
| **Distributors – 0.6%** | | |
| LKQ Corp., 4.750%, 5-15-23 | 2,250 | 2,219 |
| Pinnacle Operating Corp., 9.000%, 11-15-20 (C) | 3,133 | 3,399 |
| | | 5,618 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Diversified Banks – 0.4%** | | |
| Bank of America Corp.: | | |
| 8.000%, 12-29-49 | $1,450 | $1,605 |
| 8.125%, 12-29-49 | 426 | 479 |
| Barclays plc, 8.250%, 12-29-49 | 1,009 | 1,070 |
| | | 3,154 |
| **Diversified Capital Markets – 0.8%** | | |
| JLL /Delta Dutch Newco B.V., 7.500%, 2-1-22 (C) | 1,037 | 1,073 |
| Patriot Merger Corp., 9.000%, 7-15-21 (C) | 5,196 | 5,664 |
| | | 6,737 |
| **Diversified Metals & Mining – 2.2%** | | |
| American Gilsonite Holding Co., 11.500%, 9-1-17 (C) | 1,905 | 2,057 |
| Artsonig Pty Ltd., 11.500%, 4-1-19 (C)(D) | 1,884 | 1,858 |
| Compass Minerals International, Inc., 4.875%, 7-15-24 (C) | 2,566 | 2,566 |
| Crystal Merger Sub, Inc., 7.625%, 10-15-21 (C) | 489 | 522 |
| FMG Resources Pty Ltd.: | | |
| 8.250%, 11-1-19 (C) | 7,039 | 7,664 |
| 6.875%, 4-1-22 (C) | 3,567 | 3,826 |
| Imperial Metals Corp., 7.000%, 3-15-19 (C) | 314 | 322 |
| | | 18,815 |
| **Diversified Real Estate Activities – 0.1%** | | |
| CBRE Services, Inc., 5.000%, 3-15-23 | 1,053 | 1,064 |
| **Diversified REITs – 0.1%** | | |
| Rayonier A.M. Products, Inc., 5.500%, 6-1-24 (C) | 847 | 862 |
| **Diversified Support Services – 0.6%** | | |
| Algeco Scotsman Global Finance plc: | | |
| 8.500%, 10-15-18 (C) | 1,500 | 1,594 |
| 10.750%, 10-15-19 (C) | 1,821 | 1,876 |
| Nexeo Solutions LLC, 8.375%, 3-1-18 | 2,146 | 2,167 |
| | | 5,637 |
| **Education Services – 1.6%** | | |
| Laureate Education, Inc., 9.250%, 9-1-19 (C) | 13,103 | 13,496 |
| **Electric Utilities – 0.3%** | | |
| Alliant Holdings, 7.875%, 12-15-20 (C) | 2,202 | 2,323 |
| **Electronic Manufacturing Services – 0.6%** | | |
| KEMET Corp., 10.500%, 5-1-18 | 5,189 | 5,487 |

High Income *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Food Distributors – 3.5%** | | |
| Diamond Foods, Inc., 7.000%, 3-15-19 (C) | $ 1,169 | $ 1,225 |
| Simmons Foods, Inc., 10.500%, 11-1-17 (C) | 2,841 | 3,043 |
| Sun Merger Sub, Inc., 5.875%, 8-1-21 (C) | 864 | 914 |
| U.S. Foodservice, Inc., 8.500%, 6-30-19 | 24,332 | 26,046 |
| | | 31,228 |
| **Health Care Equipment – 0.1%** | | |
| DJO Finance LLC and DJO Finance Corp., 9.750%, 10-15-17 | 420 | 440 |
| **Health Care Facilities – 3.3%** | | |
| Acadia Healthcare Co., Inc., 5.125%, 7-1-22 (C) | 276 | 277 |
| AmSurg Corp., 5.625%, 11-30-20 | 897 | 906 |
| Capsugel S.A., 7.000%, 5-15-19 (C)(D) | 4,460 | 4,594 |
| Catamaran Corp., 4.750%, 3-15-21 | 1,016 | 1,026 |
| ConvaTec Finance International S.A., 8.250%, 1-15-19 (C)(D) | 2,570 | 2,628 |
| DaVita HealthCare Partners, Inc., 5.125%, 7-15-24 | 1,663 | 1,673 |
| FWCT-2 Escrow Corp., 6.875%, 2-1-22 (C) | 1,752 | 1,857 |
| HCA, Inc. (GTD by HCA Holdings, Inc.), 5.000%, 3-15-24 | 1,305 | 1,323 |
| MPH Acquisition Holdings LLC, 6.625%, 4-1-22 (C) | 1,451 | 1,520 |
| Tenet Healthcare Corp.: | | |
| 5.000%, 3-1-19 (C) | 277 | 281 |
| 6.750%, 2-1-20 | 1,408 | 1,529 |
| 6.000%, 10-1-20 | 1,928 | 2,092 |
| 8.125%, 4-1-22 | 4,821 | 5,580 |
| 6.875%, 11-15-31 | 3,993 | 3,863 |
| | | 29,149 |
| **Health Care Services – 1.5%** | | |
| Envision Healthcare Corp., 5.125%, 7-1-22 (C) | 830 | 837 |
| MedImpact Holdings, Inc., 10.500%, 2-1-18 (C) | 6,790 | 7,367 |
| Truven Health Analytics, 10.625%, 6-1-20 | 4,000 | 4,390 |
| | | 12,594 |
| **Health Care Supplies – 0.5%** | | |
| Alere, Inc., 6.500%, 6-15-20 | 693 | 728 |
| Ortho-Clinical Diagnostics, 6.625%, 5-15-22 (C) | 3,612 | 3,585 |
| | | 4,313 |
| **Home Furnishings – 0.5%** | | |
| Empire Today LLC and Empire Today Finance Corp., 11.375%, 2-1-17 (C) | $4,026 | $4,147 |
| **Hotels, Resorts & Cruise Lines – 1.0%** | | |
| Hilton Worldwide Finance LLC, 5.625%, 10-15-21 (C) | 6,568 | 6,979 |
| Ryman Hospitality Properties, Inc., 5.000%, 4-15-21 | 1,898 | 1,893 |
| | | 8,872 |
| **Industrial Conglomerates – 0.3%** | | |
| WESCO Distribution, Inc., 5.375%, 12-15-21 (C) | 2,424 | 2,479 |
| **Industrial Machinery – 0.1%** | | |
| Dynacast International LLC and Dynacast Finance, Inc., 9.250%, 7-15-19 | 941 | 1,035 |
| **Integrated Telecommunication Services – 0.1%** | | |
| BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4-15-21 (C) | 629 | 643 |
| Windstream Corp., 7.750%, 10-15-20 | 383 | 415 |
| | | 1,058 |
| **Internet Software & Services – 0.4%** | | |
| IAC/InterActiveCorp., 4.750%, 12-15-22 | 743 | 731 |
| J2 Global, Inc., 8.000%, 8-1-20 | 1,502 | 1,626 |
| VeriSign, Inc., 4.625%, 5-1-23 | 760 | 751 |
| | | 3,108 |
| **Investment Banking & Brokerage – 0.2%** | | |
| GFI Group, Inc., 9.625%, 7-19-18 (F) | 1,735 | 1,882 |
| **IT Consulting & Other Services – 0.5%** | | |
| Akamai Technologies, Inc., Convertible, 0.000%, 2-15-19 (C)(G) | 151 | 154 |
| iGATE Corp., 4.750%, 4-15-19 (C) | 3,045 | 3,098 |
| SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10-1-19 | 1,089 | 1,168 |
| | | 4,420 |
| **Leisure Facilities – 0.6%** | | |
| Palace Entertainment Holdings LLC, 8.875%, 4-15-17 (C) | 1,742 | 1,807 |
| **Leisure Facilities (Continued)** | | |
| Regal Entertainment Group, 5.750%, 2-1-25 | $3,505 | $ 3,549 |
| | | 5,356 |
| **Metal & Glass Containers – 2.0%** | | |
| Ardagh Finance Holdings, 8.625%, 6-15-19 (C)(D) | 3,370 | 3,471 |
| Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 6.000%, 6-30-21 (C) | 275 | 275 |
| BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C) | 2,746 | 2,949 |
| BOE Intermediate Holding Corp., 9.000%, 11-1-17 (C)(D) | 1,934 | 2,028 |
| BOE Merger Corp., 9.500%, 11-1-17 (C)(D) | 1,609 | 1,695 |
| Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7-15-20 (C) | 3,672 | 3,691 |
| Signode Industrial Group, 6.375%, 5-1-22 (C) | 3,371 | 3,413 |
| | | 17,522 |
| **Movies & Entertainment – 0.2%** | | |
| AMC Entertainment, Inc., 5.875%, 2-15-22 | 759 | 789 |
| WMG Acquisition Corp.: | | |
| 5.625%, 4-15-22 (C) | 251 | 253 |
| 6.750%, 4-15-22 (C) | 754 | 754 |
| | | 1,796 |
| **Oil & Gas Drilling – 0.2%** | | |
| KCA DEUTAG UK Finance plc, 7.250%, 5-15-21 (C) | 1,981 | 2,050 |
| **Oil & Gas Equipment & Services – 1.0%** | | |
| Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (C) | 3,385 | 3,613 |
| SESI LLC, 7.125%, 12-15-21 | 4,504 | 5,079 |
| | | 8,692 |
| **Oil & Gas Exploration & Production – 1.2%** | | |
| Athlon Holdings L.P. and Athlon Finance Corp., 6.000%, 5-1-22 (C) | 356 | 368 |
| Chesapeake Energy Corp.: | | |
| 3.479%, 4-15-19 (F) | 1,270 | 1,284 |
| 4.875%, 4-15-22 | 1,778 | 1,841 |
| 5.750%, 3-15-23 | 1,506 | 1,673 |
| Chesapeake Oilfield Operating, LLC, 6.500%, 7-15-22 (C) | 664 | 681 |
| Sabine Pass Liquefaction LLC: | | |
| 5.625%, 2-1-21 (F) | 1,010 | 1,068 |
| 5.625%, 4-15-23 | 359 | 374 |

High Income *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Oil & Gas Exploration & Production (Continued)** | | |
| Whiting Petroleum Corp.: | | |
| 5.000%, 3-15-19 | $1,201 | $ 1,264 |
| 5.750%, 3-15-21 | 1,569 | 1,718 |
| | | 10,271 |
| **Oil & Gas Refining & Marketing – 2.0%** | | |
| Offshore Drilling Holding S.A., 8.375%, 9-20-20 (C) | 5,070 | 5,615 |
| Offshore Group Investment Ltd.: | | |
| 7.500%, 11-1-19 | 3,850 | 4,071 |
| 7.125%, 4-1-23 | 1,858 | 1,891 |
| Samson Investment Co., 10.750%, 2-15-20 (C)(F) | 1,964 | 2,070 |
| Shelf Drilling Holdings Ltd., 8.625%, 11-1-18 (C) | 2,827 | 3,025 |
| | | 16,672 |
| **Oil & Gas Storage & Transportation – 0.6%** | | |
| Energy XXI Gulf Coast, Inc.: | | |
| 7.750%, 6-15-19 | 2,500 | 2,675 |
| 6.875%, 3-15-24 (C) | 1,203 | 1,227 |
| Williams Co., Inc. (The), 4.550%, 6-24-24 | 1,254 | 1,266 |
| | | 5,168 |
| **Other Diversified Financial Services – 4.7%** | | |
| AAF Holdings LLC and AAF Finance Co., 12.000%, 7-1-19 (C)(D) | 1,657 | 1,700 |
| Abengoa Finance SAU, 7.750%, 2-1-20 (C) | 3,849 | 4,287 |
| Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3-15-19 (C) | 3,033 | 3,094 |
| Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.: | | |
| 3.500%, 3-15-17 | 617 | 624 |
| 4.875%, 3-15-19 | 2,499 | 2,574 |
| 6.000%, 8-1-20 | 2,499 | 2,680 |
| 5.875%, 2-1-22 | 1,503 | 1,574 |
| Michaels FinCo Holdings LLC, 7.500%, 8-1-18 (C)(D) | 4,348 | 4,440 |
| NCR Escrow Corp.: | | |
| 5.875%, 12-15-21 (C) | 1,759 | 1,856 |
| 6.375%, 12-15-23 (C) | 1,656 | 1,797 |
| New Cotai LLC and New Cotai Capital Corp., 10.625%, 5-1-19 (C)(D) | 7,554 | 8,687 |
| PC Nextco Holdings LLC and PC Nextco Finance, Inc., 8.750%, 8-15-19 (C)(D) | 1,492 | 1,524 |
| TransUnion LLC and TransUnion Financing Corp., 9.625%, 6-15-18 (D) | 5,430 | 5,718 |
| | | 40,555 |
| **Packaged Foods & Meats – 0.7%** | | |
| Bumble Bee Foods LLC, 9.625%, 3-15-18 (C)(D) | $2,175 | $2,278 |
| JBS USA LLC and JBS USA Finance, Inc., 5.875%, 7-15-24 (C) | 3,882 | 3,873 |
| | | 6,151 |
| **Paper Packaging – 1.0%** | | |
| Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A.: | | |
| 5.625%, 12-15-16 (C) | 1,819 | 1,864 |
| 6.000%, 6-15-17 (C) | 790 | 810 |
| Exopack Holdings S.A., 7.875%, 11-1-19 (C) | 610 | 653 |
| Reynolds Group Holdings Ltd.: | | |
| 9.000%, 4-15-19 | 1,953 | 2,068 |
| 9.875%, 8-15-19 | 2,500 | 2,771 |
| 8.250%, 2-15-21 (F) | 280 | 305 |
| | | 8,471 |
| **Personal Products – 0.2%** | | |
| Elizabeth Arden, Inc., 7.375%, 3-15-21 | 1,875 | 1,988 |
| **Pharmaceuticals – 0.3%** | | |
| Grifols Worldwide Operations Ltd., 5.250%, 4-1-22 (C) | 525 | 545 |
| Salix Pharmaceuticals Ltd., 6.000%, 1-15-21 (C) | 2,252 | 2,415 |
| | | 2,960 |
| **Precious Metals & Minerals – 0.2%** | | |
| Prince Mineral Holding Corp., 11.500%, 12-15-19 (C) | 1,792 | 2,020 |
| **Property & Casualty Insurance – 0.6%** | | |
| Onex USI Acquisition Corp., 7.750%, 1-15-21 (C) | 5,188 | 5,305 |
| **Railroads – 0.4%** | | |
| Florida East Coast Holdings Corp. and Florida East Coast Industries LLC: | | |
| 6.750%, 5-1-19 (C) | 2,449 | 2,587 |
| 9.750%, 5-1-20 (C) | 1,017 | 1,074 |
| | | 3,661 |
| **Real Estate Services – 0.5%** | | |
| Stearns Holdings, Inc., 9.375%, 8-15-20 (C) | 4,038 | 4,230 |
| **Semiconductor Equipment – 0.0%** | | |
| Photronics, Inc., Convertible, 3.250%, 4-1-16 | 170 | 183 |
| **Semiconductors – 0.3%** | | |
| Canadian Solar, Inc., Convertible, 4.250%, 2-15-19 (C) | $ 101 | $ 104 |
| Micron Technology, Inc., 5.875%, 2-15-22 (C) | 2,517 | 2,699 |
| | | 2,803 |
| **Specialized Consumer Services – 3.0%** | | |
| Ancestry.com Holdings LLC, 9.625%, 10-15-18 (C)(D) | 1,224 | 1,265 |
| B-Corp Merger Sub, Inc., 8.250%, 6-1-19 | 6,528 | 6,740 |
| Carlson Travel Holdings, 7.500%, 8-15-19 (C)(D) | 1,390 | 1,418 |
| Carlson Wagonlit B.V.: | | |
| 6.875%, 6-15-19 (C) | 3,243 | 3,486 |
| 7.500%, 6-15-19 (C)(E) | EUR1,787 | 2,665 |
| Emdeon, Inc., 11.000%, 12-31-19 | $ 1,204 | 1,385 |
| Lansing Trade Group, 9.250%, 2-15-19 (C) | 1,834 | 1,797 |
| Nielsen Finance, 5.500%, 10-1-21 (C) | 2,871 | 2,964 |
| Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4-15-22 (C) | 4,385 | 4,418 |
| | | 26,138 |
| **Specialized Finance – 1.9%** | | |
| Consolidated Communications Finance Co., 10.875%, 6-1-20 | 1,710 | 1,996 |
| Flexi-Van Leasing, Inc., 7.875%, 8-15-18 (C) | 1,881 | 2,032 |
| International Lease Finance Corp.: | | |
| 5.875%, 4-1-19 | 815 | 897 |
| 4.625%, 4-15-21 | 286 | 295 |
| 5.875%, 8-15-22 | 1,234 | 1,348 |
| TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9-15-18 (C) | 7,571 | 8,026 |
| Westmoreland Escrow Corp., 10.750%, 2-1-18 (C) | 1,403 | 1,506 |
| | | 16,100 |
| **Specialized REITs – 1.0%** | | |
| Aircastle Ltd., 5.125%, 3-15-21 | 2,728 | 2,823 |
| CNL Lifestyles Properties, Inc., 7.250%, 4-15-19 | 5,171 | 5,436 |
| | | 8,259 |

High Income *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Specialty Stores – 3.5%** | | |
| Academy Ltd. and Academy Finance Corp., | | |
| 9.250%, 8-1-19 (C) | $ 357 | $ 383 |
| Central Garden & Pet Co., | | |
| 8.250%, 3-1-18 | 977 | 1,014 |
| Jo-Ann Stores Holdings, Inc., | | |
| 9.750%, 10-15-19 (C)(D) | 11,527 | 11,787 |
| Jo-Ann Stores, Inc., 8.125%, | | |
| 3-15-19 (C) | 205 | 210 |
| Michaels Stores, Inc., | | |
| 5.875%, 12-15-20 (C) | 442 | 452 |
| New Academy Finance Co. LLC, | | |
| 8.000%, 6-15-18 (C)(D) | 10,461 | 10,683 |
| PETCO Holdings, Inc., | | |
| 8.500%, 10-15-17 (C)(D) | 1,891 | 1,938 |
| Spencer Spirit Holdings, Inc., | | |
| 9.000%, 5-1-18 (C)(D) | 3,436 | 3,521 |
| | | 29,988 |
| **Technology Distributors – 0.7%** | | |
| Sophia L.P. and Sophia Finance, Inc.: | | |
| 9.625%, 12-1-18 (C)(D) | 2,694 | 2,802 |
| 9.750%, 1-15-19 (C) | 3,206 | 3,526 |
| | | 6,328 |
| **Textiles – 0.2%** | | |
| Quiksilver, Inc. and QS Wholesale, Inc.: | | |
| 7.875%, 8-1-18 (C) | 546 | 554 |
| 10.000%, 8-1-20 | 907 | 912 |
| | | 1,466 |
| **Thrifts & Mortgage Finance – 0.5%** | | |
| Provident Funding Associates L.P. and PFG Finance Corp., | | |
| 6.750%, 6-15-21 (C) | 4,573 | 4,630 |
| **Tobacco – 0.3%** | | |
| Prestige Brands, Inc., | | |
| 5.375%, 12-15-21 (C) | 2,358 | 2,405 |
| **Trading Companies & Distributors – 0.8%** | | |
| HD Supply, Inc.: | | |
| 7.500%, 7-15-20 | 2,072 | 2,264 |
| 11.500%, 7-15-20 | 4,116 | 4,929 |
| | | 7,193 |
| **Wireless Telecommunication Service – 2.7%** | | |
| Crown Castle International Corp., | | |
| 4.875%, 4-15-22 | 603 | 623 |
| Digicel Group Ltd., | | |
| 8.250%, 9-30-20 (C) | 2,313 | 2,522 |
| DigitalGlobe, Inc., | | |
| 5.250%, 2-1-21 | 2,117 | 2,096 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Wireless Telecommunication Service (Continued)** | | |
| Sprint Corp.: | | |
| 7.250%, 9-15-21 (C) | $2,137 | $ 2,356 |
| 7.875%, 9-15-23 (C) | 2,137 | 2,377 |
| 7.125%, 6-15-24 (C) | 7,811 | 8,281 |
| Telecom Italia S.p.A., | | |
| 5.303%, 5-30-24 (C) | 1,374 | 1,379 |
| T-Mobile USA, Inc.: | | |
| 6.542%, 4-28-20 | 980 | 1,058 |
| 6.633%, 4-28-21 | 492 | 533 |
| 6.125%, 1-15-22 | 791 | 839 |
| 6.731%, 4-28-22 | 196 | 211 |
| 6.836%, 4-28-23 | 196 | 213 |
| 6.500%, 1-15-24 | 1,091 | 1,166 |
| | | 23,654 |
| **TOTAL CORPORATE DEBT SECURITIES – 74.5%** | | **$645,857** |
| (Cost: $626,144) | | |
| **MUNICIPAL BONDS** | | |
| **Puerto Rico – 0.1%** | | |
| Cmnwlth of PR, GO Bonds of 2014, Ser A, | | |
| 8.000%, 7-1-35 | 1,470 | 1,296 |
| **TOTAL MUNICIPAL BONDS – 0.1%** | | **$ 1,296** |
| (Cost: $1,367) | | |
| **LOANS** | | |
| **Air Freight & Logistics – 0.1%** | | |
| DAE Aviation Holdings, Inc., | | |
| 7.750%, 7-29-19 (F) | 1,016 | 1,031 |
| **Apparel Retail – 1.8%** | | |
| Gymboree Corp. (The), | | |
| 5.000%, 2-23-18 (F) | 509 | 435 |
| Hoffmaster Group, Inc.: | | |
| 5.250%, 5-6-20 (F) | 1,094 | 1,093 |
| 10.000%, 5-6-21 (F) | 2,188 | 2,188 |
| Lands' End, Inc., | | |
| 4.250%, 3-14-21 (F) | 1,473 | 1,471 |
| Nine West Holdings, Inc., | | |
| 6.250%, 12-5-20 (F) | 3,065 | 3,069 |
| Talbots, Inc. (The): | | |
| 4.750%, 3-17-20 (F) | 1,298 | 1,285 |
| 8.250%, 3-17-21 (F) | 1,561 | 1,538 |
| True Religion Apparel, Inc.: | | |
| 5.875%, 7-29-19 (F) | 2,172 | 2,035 |
| 5.875%, 7-30-19 (F) | 2,194 | 2,056 |
| 11.000%, 1-30-20 (F) | 1,339 | 1,272 |
| | | 16,442 |
| **Application Software – 2.3%** | | |
| Applied Systems, Inc., | | |
| 7.500%, 1-15-22 (F) | 2,311 | 2,353 |
| Aptean Holdings, Inc.: | | |
| 5.250%, 2-6-20 (F) | 1,530 | 1,536 |
| 8.500%, 2-21-21 (F) | 1,022 | 1,033 |

| LOANS (Continued) | Principal | Value |
|---|---|---|
| **Application Software (Continued)** | | |
| Misys plc and Magic Newco LLC, | | |
| 12.000%, 6-12-19 (F) | $13,154 | $15,039 |
| | | 19,961 |
| **Auto Parts & Equipment – 0.1%** | | |
| Direct ChassisLink, Inc., | | |
| 8.250%, 11-7-19 (F) | 1,222 | 1,229 |
| **Building Products – 1.3%** | | |
| Continental Building Products LLC, | | |
| 4.250%, 8-28-20 (F) | 2,626 | 2,624 |
| GYP Holdings III Corp.: | | |
| 4.750%, 3-27-21 (F) | 2,121 | 2,110 |
| 7.750%, 3-27-22 (F) | 3,358 | 3,388 |
| Hampton Rubber Co. & SEI Holding Corp., | | |
| 9.000%, 3-24-22 (F) | 2,678 | 2,682 |
| | | 10,804 |
| **Casinos & Gaming – 0.2%** | | |
| Centaur Acquisition LLC, | | |
| 8.750%, 2-20-20 (F) | 675 | 685 |
| Gateway Casinos & Entertainment Ltd.: | | |
| 6.250%, 11-4-19 (E)(F) | CAD2 | 2 |
| 5.598%, 11-26-19 (E)(F) | 968 | 907 |
| | | 1,594 |
| **Commodity Chemicals – 0.1%** | | |
| Kronos Worldwide, Inc., | | |
| 4.750%, 1-31-20 (F) | $ 503 | 507 |
| **Construction Materials – 0.3%** | | |
| U.S. LBM Holdings LLC: | | |
| 0.000%, 4-25-20 (F) | 764 | 756 |
| 7.250%, 4-25-20 (F) | 2,285 | 2,263 |
| | | 3,019 |
| **Data Processing & Outsourced Services – 0.4%** | | |
| Sedgwick Claims Management Services, Inc., | | |
| 6.750%, 1-27-22 (F) | 3,395 | 3,386 |
| **Diversified Chemicals – 0.0%** | | |
| AI Chem & Cy S.C.A., | | |
| 8.250%, 4-3-20 (F) | 354 | 363 |
| **Diversified Support Services – 1.1%** | | |
| Advantage Sales & Marketing, Inc., | | |
| 8.250%, 6-18-18 (F) | 4,890 | 4,891 |
| Omnitracs, Inc.: | | |
| 4.750%, 10-29-20 (F) | 701 | 706 |
| 8.750%, 4-29-21 (F) | 470 | 475 |
| Sprint Industrial Holdings LLC: | | |
| 7.000%, 5-14-19 (F) | 2,170 | 2,176 |
| 11.250%, 5-14-19 (F) | 1,222 | 1,228 |
| | | 9,476 |

High Income *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| LOANS (Continued) | Principal | Value |
|---|---|---|
| **Environmental & Facilities Services – 0.2%** | | |
| Brickman Group Ltd. (The): | | |
| 4.000%, 12-11-20 (F) | $1,533 | $1,517 |
| 7.500%, 12-11-21 (F) | 513 | 521 |
| | | 2,038 |
| **Fertilizers & Agricultural Chemicals – 0.1%** | | |
| Verdesian Life Sciences LLC, 0.000%, 6-25-20 (F) | 556 | 556 |
| **Food Distributors – 0.2%** | | |
| Performance Food Group, Inc., 6.250%, 11-14-19 (F) | 1,697 | 1,713 |
| **Food Retail – 0.3%** | | |
| Focus Brands, Inc., 10.250%, 8-21-18 (F) | 2,837 | 2,876 |
| **General Merchandise Stores – 1.0%** | | |
| BJ's Wholesale Club, Inc.: | | |
| 4.500%, 9-26-19 (F) | 2,014 | 2,015 |
| 8.500%, 3-31-20 (F) | 2,817 | 2,882 |
| Orchard Acquisition Co. LLC, 7.000%, 2-8-19 (F) | 4,020 | 4,015 |
| | | 8,912 |
| **Health Care Facilities – 0.2%** | | |
| MPH Acquisition Holdings LLC, 4.000%, 3-21-21 (F) | 612 | 610 |
| Surgery Center Holdings, Inc., 9.750%, 4-11-20 (F) | 1,144 | 1,161 |
| | | 1,771 |
| **Health Care Services – 0.5%** | | |
| Accellent, Inc., 7.500%, 2-21-22 (F) | 1,414 | 1,402 |
| Ikaria, Inc.: | | |
| 5.000%, 2-4-21 (F) | 1,627 | 1,636 |
| 8.750%, 2-4-22 (F) | 1,525 | 1,551 |
| | | 4,589 |
| **Health Care Supplies – 0.5%** | | |
| Sage Products Holdings III LLC, 9.250%, 6-13-20 (F) | 3,952 | 4,022 |
| **Health Care Technology – 0.6%** | | |
| Carestream Health, Inc., 9.500%, 12-7-19 (F) | 3,447 | 3,515 |
| Vitera Healthcare Solutions LLC: | | |
| 6.000%, 11-4-20 (F) | 1,269 | 1,267 |
| 9.250%, 11-4-21 (F) | 765 | 768 |
| | | 5,550 |
| **Hotels, Resorts & Cruise Lines – 0.8%** | | |
| ESH Hospitality, Inc., 0.000%, 5-27-19 (F) | 1,108 | 1,117 |
| Four Seasons Hotels Ltd., 6.250%, 12-27-20 (F) | 3,071 | 3,117 |

| LOANS (Continued) | Principal | Value |
|---|---|---|
| **Hotels, Resorts & Cruise Lines (Continued)** | | |
| Hilton Worldwide Finance LLC: | | |
| 3.500%, 9-23-20 (F) | $ 67 | $ 67 |
| 3.500%, 10-15-20 (F) | 2,413 | 2,407 |
| | | 6,708 |
| **Housewares & Specialties – 0.5%** | | |
| KIK Custom Products, Inc.: | | |
| 5.500%, 5-17-19 (F) | 2,443 | 2,450 |
| 9.500%, 11-17-19 (F) | 2,105 | 2,129 |
| | | 4,579 |
| **Independent Power Producers & Energy Traders – 0.6%** | | |
| Alinta Energy Finance PTY Ltd.: | | |
| 0.000%, 8-13-19 (F) | 135 | 137 |
| 6.375%, 8-13-19 (F) | 2,048 | 2,079 |
| Texas Competitive Electric Holdings Co. LLC: 4.737%, 10-10-17 (F)(H) | 3,291 | 2,689 |
| | | 4,905 |
| **Industrial Conglomerates – 0.4%** | | |
| Crosby Worldwide Ltd.: | | |
| 3.196%, 11-22-20 (F) | 601 | 600 |
| 7.000%, 11-22-21 (F) | 2,768 | 2,773 |
| | | 3,373 |
| **Industrial Machinery – 0.5%** | | |
| Capital Safety North America Holdings, Inc.: | | |
| 4.000%, 3-26-21 (F) | 837 | 832 |
| 6.500%, 3-26-22 (F) | 2,758 | 2,766 |
| Husky Injection Moldings Systems Ltd., 0.000%, 6-10-22 (F) | 557 | 559 |
| | | 4,157 |
| **Internet Software & Services – 0.7%** | | |
| TravelCLICK, Inc. & TCH-2 Holdings LLC: | | |
| 5.500%, 5-8-21 (F) | 2,832 | 2,831 |
| 8.750%, 11-8-21 (F) | 2,827 | 2,785 |
| W3 Co., 9.250%, 9-1-20 (F) | 892 | 892 |
| | | 6,508 |
| **Investment Banking & Brokerage – 0.2%** | | |
| Bats Global Markets, Inc., 5.000%, 1-7-20 (F) | 1,844 | 1,824 |
| **IT Consulting & Other Services – 1.0%** | | |
| Active Network, Inc. (The): | | |
| 5.500%, 11-15-20 (F) | 2,039 | 2,027 |
| 9.500%, 11-15-21 (F) | 2,583 | 2,583 |
| Triple Point Group Holdings, Inc.: | | |
| 5.250%, 7-13-20 (F) | 3,109 | 2,772 |
| 9.250%, 7-13-21 (F) | 1,587 | 1,401 |
| | | 8,783 |

| LOANS (Continued) | Principal | Value |
|---|---|---|
| **Leisure Facilities – 0.3%** | | |
| Northfield Park Associates LLC, 9.000%, 12-10-18 (F) | $2,383 | $ 2,422 |
| **Life Sciences Tools & Services – 0.4%** | | |
| Atrium Innovations, Inc.: | | |
| 4.250%, 1-29-21 (F) | 405 | 401 |
| 7.750%, 7-29-21 (F) | 2,893 | 2,890 |
| | | 3,291 |
| **Metal & Glass Containers – 0.3%** | | |
| Consolidated Container Co. LLC, 9.750%, 1-3-20 (F) | 830 | 818 |
| Evergreen Tank Solution, Inc., 9.500%, 9-28-18 (F) | 2,151 | 2,150 |
| | | 2,968 |
| **Movies & Entertainment – 0.9%** | | |
| Formula One Holdings Ltd. and Alpha Topco Ltd., 9.250%, 10-16-19 (F) | 5,642 | 5,873 |
| Metro-Goldwyn-Mayer, Inc., 0.000%, 6-4-20 (F) | 417 | 422 |
| Yonkers Racing Corp., 8.750%, 8-20-20 (F) | 1,324 | 1,298 |
| | | 7,593 |
| **Oil & Gas Drilling – 0.3%** | | |
| KCA Deutag Alpha Ltd., 6.250%, 5-13-20 (F) | 2,466 | 2,454 |
| **Oil & Gas Exploration & Production – 0.1%** | | |
| Sabine Oil & Gas LLC, 8.750%, 12-31-18 (F) | 843 | 859 |
| **Oil & Gas Refining & Marketing – 1.3%** | | |
| Fieldwood Energy LLC, 8.375%, 9-30-20 (F) | 5,901 | 6,081 |
| Samson Investment Co., 5.000%, 9-25-18 (F) | 1,116 | 1,114 |
| Shelf Drilling Midco Ltd., 10.000%, 10-8-18 (D)(F) | 4,713 | 4,807 |
| | | 12,002 |
| **Oil & Gas Storage & Transportation – 0.3%** | | |
| Bowie Resources Holdings LLC: | | |
| 6.750%, 8-12-20 (F) | 1,058 | 1,068 |
| 11.750%, 2-16-21 (F) | 1,099 | 1,121 |
| | | 2,189 |
| **Other Diversified Financial Services – 0.5%** | | |
| World Endurance Holdings, Inc., 0.000%, 6-24-21 (F) | 833 | 835 |
| WP Mustang Holdings LLC: | | |
| 5.500%, 5-29-21 (F) | 1,713 | 1,728 |
| 8.500%, 5-29-22 (F) | 1,713 | 1,706 |
| | | 4,269 |

High Income *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| LOANS (Continued) | Principal | Value |
|---|---|---|
| Packaged Foods & Meats – 0.2% | | |
| Shearer's Foods LLC, 0.000%, 6-19-22 (F) | $1,386 | $1,396 |
| Paper Packaging – 0.4% | | |
| FPC Holdings, Inc., 9.250%, 5-27-20 (F) | 1,740 | 1,705 |
| Ranpak Corp., 8.500%, 4-10-20 (F) | 1,358 | 1,383 |
| | | 3,088 |
| Pharmaceuticals – 0.2% | | |
| Patheon, Inc., 4.250%, 1-23-21 (F) | 1,560 | 1,546 |
| Research & Consulting Services – 0.4% | | |
| AlixPartners LLP, 9.000%, 7-2-21 (D)(F) | 182 | 185 |
| Larchmont Resources LLC, 8.250%, 8-7-19 (F) | 3,186 | 3,241 |
| | | 3,426 |
| Restaurants – 0.3% | | |
| TGI Friday's, Inc.: | | |
| 0.000%, 6-20-20 (F) | $ 694 | $ 694 |
| 0.000%, 6-20-21 (F) | 1,971 | 1,964 |
| | | 2,658 |
| Specialty Chemicals – 0.2% | | |
| Chromaflo Technologies Corp., 8.250%, 6-2-20 (F) | 1,394 | 1,404 |
| **TOTAL LOANS – 22.1%** | | **$192,241** |
| (Cost: $190,035) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper – 1.7% | | |
| DTE Energy Co. (GTD by Detroit Edison Co.), 0.180%, 7-2-14 (I) | 10,000 | 10,000 |
| Kellogg Co., 0.150%, 7-17-14 (I) | $4,000 | $ 4,000 |
| United Technologies Corp., 0.070%, 7-1-14 (I) | 538 | 538 |
| | | 14,538 |
| **TOTAL SHORT-TERM SECURITIES – 1.7%** | | **$ 14,538** |
| (Cost: $14,538) | | |
| **TOTAL INVESTMENT SECURITIES – 99.9%** | | **$867,103** |
| (Cost: $843,483) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%** | | **1,228** |
| **NET ASSETS – 100.0%** | | **$868,331** |

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $423,731 or 48.8% of net assets.

(D)Payment-in-kind bonds.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar and EUR – Euro).

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014.

(G)Zero coupon bond.

(H)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(I)Rate shown is the yield to maturity at June 30, 2014.

The following forward foreign currency contracts were outstanding at June 30, 2014:

| Type | Currency | Counterparty | Principal Amount of Contract (Denominated in Indicated Currency) | Settlement Date | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| Sell | Euro | Morgan Stanley International | 2,847 | 7-29-14 | $— | $14 |

High Income *(in thousands)* JUNE 30, 2014 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $11,369 | $ — | $ 55 |
| Preferred Stocks | 1,088 | 509 | — |
| Warrants | — | — | 150 |
| Corporate Debt Securities | — | 613,214 | 32,643 |
| Municipal Bonds | — | 1,296 | — |
| Loans | — | 148,724 | 43,517 |
| Short-Term Securities | — | 14,538 | — |
| Total | $12,457 | $778,281 | $76,365 |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts | $ — | $ 14 | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Warrants | Corporate Debt Securities | Loans |
|---|---|---|---|---|
| Beginning Balance 1-1-14 | $49 | $150 | $15,286 | $ 40,917 |
| Net realized gain (loss) | — | — | —* | 15 |
| Net change in unrealized appreciation (depreciation) | 6 | — | 1,332 | 236 |
| Purchases | — | — | 5,582 | 17,383 |
| Sales | — | — | (98) | (2,289) |
| Amortization/Accretion of premium/discount | — | — | (55) | 10 |
| Transfers into Level 3 during the period | — | — | 20,036 | 1,767 |
| Transfers out of Level 3 during the period | — | — | (9,440) | (14,522) |
| Ending Balance 6-30-14 | **$55** | **$150** | **$32,643** | **$ 43,517** |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-14 | **$ 6** | **$ —** | **$ 1,332** | **$ 157** |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended June 30, 2014, securities totaling $583 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities.

Information about Level 3 fair value measurements:

| | Fair Value at 6-30-14 | Valuation Technique(s) | Unobservable Input(s) |
|---|---|---|---|
| **Assets** | | | |
| Common Stocks | $ 55 | Broker | Broker quotes |
| Warrants | 150 | Broker | Broker quotes |
| Corporate Debt Securities | 32,643 | Third-party valuation service | Broker quotes |
| Loans | 43,517 | Third-party valuation service | Broker quotes |

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

# International Core Equity

## Asset Allocation

| | |
|---|---|
| **Stocks** | **95.6%** |
| Financials | 17.9% |
| Consumer Discretionary | 14.9% |
| Health Care | 14.0% |
| Consumer Staples | 12.1% |
| Energy | 10.4% |
| Information Technology | 10.1% |
| Industrials | 7.3% |
| Telecommunication Services | 4.7% |
| Materials | 3.0% |
| Utilities | 1.2% |
| **Cash and Cash Equivalents** | **4.4%** |

## Country Weightings

| | |
|---|---|
| **Europe** | **52.8%** |
| United Kingdom | 23.0% |
| France | 11.0% |
| Germany | 6.4% |
| Other Europe | 12.4% |
| **Pacific Basin** | **32.4%** |
| Japan | 16.8% |
| China | 6.0% |
| Australia | 3.9% |
| Other Pacific Basin | 5.7% |
| **North America** | **4.6%** |
| **South America** | **3.7%** |
| Brazil | 3.7% |
| **Other** | **2.1%** |
| **Cash and Cash Equivalents** | **4.4%** |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Shire plc | United Kingdom | Health Care | Pharmaceuticals |
| Total S.A. | France | Energy | Integrated Oil & Gas |
| Teva Pharmaceutical Industries Ltd. ADR | Israel | Health Care | Pharmaceuticals |
| Royal Dutch Shell plc, Class A | United Kingdom | Energy | Integrated Oil & Gas |
| Nestle S.A., Registered Shares | Switzerland | Consumer Staples | Packaged Foods & Meats |
| Cheung Kong (Holdings) Ltd. | Hong Kong | Financials | Real Estate Development |
| Bayer AG | Germany | Health Care | Pharmaceuticals |
| Yahoo!, Inc. | United States | Information Technology | Internet Software & Services |
| Hypermarcas S.A. | Brazil | Consumer Staples | Personal Products |
| Daimler AG | Germany | Consumer Discretionary | Automobile Manufacturers |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

International Core Equity (in thousands)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia – 3.9%** | | |
| Amcor Ltd. | 968 | $ 9,516 |
| Coca-Cola Amatil Ltd. | 1,017 | 9,069 |
| Stockland Corp. Ltd. | 2,540 | 9,292 |
| | | 27,877 |
| **Brazil – 3.7%** | | |
| Embraer-Empresa Brasileira de Aeronautica S.A. | 149 | 5,420 |
| Hypermarcas S.A. (A) | 1,459 | 12,624 |
| TIM Participacoes S.A. | 1,322 | 7,689 |
| TIM Participacoes S.A. ADR | 14 | 417 |
| | | 26,150 |
| **China – 6.0%** | | |
| Baidu.com, Inc. ADR (A) | 43 | 8,106 |
| China Construction Bank Corp. | 10,708 | 8,096 |
| China Unicom Ltd. | 5,194 | 8,029 |
| JD.com, Inc. ADR (A) | 240 | 6,844 |
| Kweichow Moutai Co. Ltd., Class A | 229 | 5,242 |
| Ping An Insurance (Group) Co. of China Ltd., A Shares | 942 | 5,971 |
| | | 42,288 |
| **Denmark – 1.3%** | | |
| TDC A/S | 920 | 9,517 |
| **France – 11.0%** | | |
| Bouygues S.A. | 229 | 9,532 |
| Cap Gemini S.A. | 107 | 7,642 |
| European Aeronautic Defence and Space Co. | 52 | 3,491 |
| Gaz de France | 311 | 8,562 |
| L Air Liquide S.A. | 56 | 7,496 |
| Remy Cointreau S.A. | 69 | 6,305 |
| Sanofi-Aventis | 109 | 11,582 |
| Total S.A. | 324 | 23,404 |
| | | 78,014 |
| **Germany – 5.0%** | | |
| Bayer AG | 98 | 13,819 |
| Daimler AG | 135 | 12,599 |
| Fresenius SE & Co. KGaA | 58 | 8,682 |
| | | 35,100 |
| **Hong Kong – 2.5%** | | |
| Cheung Kong (Holdings) Ltd. | 788 | 13,980 |
| SJM Holdings Ltd. | 1,612 | 4,039 |
| | | 18,019 |
| **Israel – 2.1%** | | |
| Teva Pharmaceutical Industries Ltd. ADR | 283 | 14,842 |
| **Japan – 16.8%** | | |
| Bridgestone Corp. | 256 | 8,944 |
| FamilyMart Co. Ltd. | 184 | 7,920 |
| Inpex Corp. | 716 | 10,889 |
| Isuzu Motors Ltd. | 1,370 | 9,061 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Japan** (Continued) | | |
| Komatsu Ltd. | 349 | $ 8,110 |
| Millea Holdings, Inc. | 378 | 12,417 |
| Mitsubishi Corp. | 427 | 8,881 |
| Mitsubishi Heavy Industries, Ltd. | 1,245 | 7,767 |
| Nissin Kogyo Co. Ltd. | 397 | 7,875 |
| Seiko Epson Corp. | 119 | 5,054 |
| Softbank Corp. | 117 | 8,689 |
| Sumitomo Mitsui Trust Holdings, Inc. | 2,599 | 11,878 |
| Tokyo Electron Ltd. | 168 | 11,363 |
| | | 118,848 |
| **Luxembourg – 1.4%** | | |
| Acergy S.A. | 513 | 9,563 |
| **Mexico – 1.3%** | | |
| Grupo Financiero Banorte S.A.B. de C.V. | 1,314 | 9,398 |
| **Netherlands – 2.2%** | | |
| ASML Holding N.V., Ordinary Shares | 85 | 7,909 |
| ING Groep N.V., Certicaaten Van Aandelen (A) | 528 | 7,411 |
| | | 15,320 |
| **Singapore – 1.1%** | | |
| United Overseas Bank Ltd. | 443 | 8,001 |
| **South Korea – 2.1%** | | |
| Hyundai Mobis | 27 | 7,509 |
| Samsung Electronics Co. Ltd. | 5 | 7,147 |
| | | 14,656 |
| **Spain – 2.7%** | | |
| CaixaBank S.A. | 1,563 | 9,647 |
| Gestevision Telecinco S.A. | 804 | 9,374 |
| | | 19,021 |
| **Sweden – 1.8%** | | |
| Investor AB, B Shares | 241 | 9,043 |
| Svenska Cellulosa Aktiebolaget SCA (publ), Class B | 154 | 4,005 |
| | | 13,048 |
| **Switzerland – 3.0%** | | |
| Credit Suisse Group AG, Registered Shares | 255 | 7,289 |
| Nestle S.A., Registered Shares | 182 | 14,093 |
| | | 21,382 |
| **United Kingdom – 23.0%** | | |
| AstraZeneca plc ADR | 111 | 8,241 |
| BP plc | 875 | 7,710 |
| British Sky Broadcasting Group plc | 622 | 9,619 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **United Kingdom** (Continued) | | |
| Burberry Group plc | 342 | $ 8,670 |
| GlaxoSmithKline plc | 349 | 9,341 |
| Legal & General Group plc | 2,011 | 7,758 |
| Petrofac Ltd. | 347 | 7,147 |
| Prudential plc | 354 | 8,119 |
| Reckitt Benckiser Group plc | 95 | 8,327 |
| Rolls-Royce Group plc | 445 | 8,139 |
| Royal Dutch Shell plc, Class A | 354 | 14,655 |
| SABMiller plc | 206 | 11,923 |
| Shire plc | 416 | 32,533 |
| Unilever plc | 217 | 9,861 |
| WPP Group plc | 448 | 9,757 |
| | | 161,800 |
| **United States – 3.3%** | | |
| Cognizant Technology Solutions Corp., Class A (A) | 205 | 10,037 |
| Yahoo!, Inc. (A) | 382 | 13,426 |
| | | 23,463 |
| **TOTAL COMMON STOCKS – 94.2%** | | **$666,307** |
| (Cost: $568,297) | | |
| **PREFERRED STOCKS** | | |
| **Germany – 1.4%** | | |
| Volkswagen AG: | | |
| 2.260% | 10 | 2,705 |
| 2.260% (B) | 27 | 7,030 |
| | | 9,735 |
| **TOTAL PREFERRED STOCKS – 1.4%** | | **$ 9,735** |
| (Cost: $9,695) | | |
| **SHORT-TERM SECURITIES** | **Principal** | |
| **Commercial Paper – 4.4%** | | |
| Chevron Corp., 0.090%, 8-11-14 (C) | $10,000 | 9,999 |
| Diageo Capital plc (GTD by Diageo plc), 0.250%, 7-2-14 (C) | 3,000 | 3,000 |
| United Technologies Corp., 0.070%, 7-1-14 (C) | 14,973 | 14,973 |
| USAA Capital Corp., 0.060%, 7-1-14 (C) | 3,000 | 3,000 |
| | | 30,972 |

**SHORT-TERM**

| SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note- 0.5% | | |
| Toyota Motor Credit Corp., | | |
| 0.104%, 7-2-14 (D) .. | $3,564 | $ 3,564 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 4.9%** | | **$ 34,536** |
| (Cost: $34,536) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 100.5%** | | **$710,578** |
| (Cost: $612,528) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5%) | | (3,207) |
| **NET ASSETS – 100.0%** | | **$707,371** |

### Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $7,030 or 1.0% of net assets.

(C) Rate shown is the yield to maturity at June 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2014:

| Type | Currency | Counterparty | Principal Amount of Contract (Denominated in Indicated Currency) | Settlement Date | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| Sell | Euro | Barclays Capital, Inc. | 37,300 | 7-29-14 | $— | $218 |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks ............. | $666,307 | $ — | $— |
| Preferred Stocks ............. | 9,735 | — | — |
| Short-Term Securities ......... | — | 34,536 | — |
| Total ............. | $676,042 | $ 34,536 | $— |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts ........... | $ — | $ 218 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

### Market Sector Diversification

| (as a % of net assets) | |
|---|---|
| Financials | 17.9% |
| Consumer Discretionary | 14.9% |
| Health Care | 14.0% |
| Consumer Staples | 12.1% |
| Energy | 10.4% |

### Market Sector Diversification (Continued)

| Information Technology | 10.1% |
|---|---|
| Industrials | 7.3% |
| Telecommunication Services | 4.7% |
| Materials | 3.0% |
| Utilities | 1.2% |
| Other+ | 4.4% |

+Includes cash and cash equivalents and other assets and liabilities

## Asset Allocation

| | |
|---|---:|
| **Stocks** | **95.6%** |
| Consumer Discretionary | 25.8% |
| Health Care | 16.3% |
| Information Technology | 12.3% |
| Industrials | 12.1% |
| Financials | 12.1% |
| Energy | 6.3% |
| Materials | 5.3% |
| Consumer Staples | 3.5% |
| Telecommunication Services | 1.9% |
| **Cash and Cash Equivalents** | **4.4%** |

## Country Weightings

| | |
|---|---:|
| **Europe** | **55.5%** |
| United Kingdom | 18.3% |
| France | 12.9% |
| Germany | 10.1% |
| Switzerland | 6.4% |
| Other Europe | 7.8% |
| **Pacific Basin** | **29.0%** |
| Japan | 16.5% |
| China | 3.9% |
| Other Pacific Basin | 8.6% |
| **North America** | **8.7%** |
| United States | 6.4% |
| Other North America | 2.3% |
| **Other** | **2.4%** |
| **Cash and Cash Equivalents** | **4.4%** |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Shire plc | United Kingdom | Health Care | Pharmaceuticals |
| Fuji Heavy Industries Ltd. | Japan | Consumer Discretionary | Automobile Manufacturers |
| Vinci | France | Industrials | Construction & Engineering |
| Hyundai Motor Co. | South Korea | Consumer Discretionary | Automobile Manufacturers |
| Teva Pharmaceutical Industries Ltd. ADR | Israel | Health Care | Pharmaceuticals |
| Cognizant Technology Solutions Corp., Class A | United States | Information Technology | IT Consulting & Other Services |
| Tokyo Electron Ltd. | Japan | Information Technology | Semiconductor Equipment |
| Continental AG | Germany | Consumer Discretionary | Auto Parts & Equipment |
| Fresenius SE & Co. KGaA | Germany | Health Care | Health Care Services |
| InBev N.V. | United States | Consumer Staples | Brewers |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

International Growth *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia – 1.9%** | | |
| Telstra Corp. Ltd. ADR | 1,746 | $ 8,576 |
| **Canada – 0.7%** | | |
| Agrium, Inc. | 35 | 3,197 |
| **China – 3.9%** | | |
| Baidu.com, Inc. ADR (A) | 40 | 7,429 |
| Ctrip.com International Ltd. (A) | 65 | 4,151 |
| JD.com, Inc. ADR (A) | 205 | 5,839 |
| | | 17,419 |
| **Finland – 1.0%** | | |
| Nokia OYJ | 556 | 4,208 |
| **France – 12.9%** | | |
| Cap Gemini S.A. | 116 | 8,276 |
| Compagnie Generale des Etablissements Michelin, Class B | 58 | 6,889 |
| European Aeronautic Defence and Space Co. | 61 | 4,063 |
| L Air Liquide S.A. | 34 | 4,542 |
| LVMH Moet Hennessy – Louis Vuitton | 31 | 5,892 |
| Publicis Groupe S.A. (A) | 47 | 4,013 |
| Remy Cointreau S.A. | 24 | 2,186 |
| Safran | 130 | 8,490 |
| Technip-Coflexip | 20 | 2,210 |
| Vinci | 143 | 10,716 |
| | | 57,277 |
| **Germany – 10.1%** | | |
| Bayer AG | 60 | 8,475 |
| Bayerische Motoren Werke AG | 34 | 4,263 |
| Continental AG | 44 | 10,175 |
| Daimler AG | 92 | 8,647 |
| Fresenius SE & Co. KGaA | 63 | 9,448 |
| SAP AG | 51 | 3,912 |
| | | 44,920 |
| **Hong Kong – 1.8%** | | |
| Galaxy Entertainment Group | 984 | 7,872 |
| **India – 0.9%** | | |
| NMDC Ltd. | 1,345 | 4,080 |
| **Ireland – 1.5%** | | |
| Smurfit Kappa Group plc | 286 | 6,528 |
| **Israel – 2.4%** | | |
| Teva Pharmaceutical Industries Ltd. ADR | 202 | 10,597 |
| **Japan – 16.5%** | | |
| Daihatsu Motor Co. Ltd. | 248 | 4,409 |
| Fuji Heavy Industries Ltd. | 528 | 14,631 |
| JGC Corp. | 125 | $ 3,798 |
| Komatsu Ltd. | 306 | 7,114 |
| Mitsubishi Electric Corp. | 369 | 4,553 |
| Mitsui & Co. Ltd. | 178 | 2,855 |
| Mizuho Financial Group, Inc. | 2,032 | 4,173 |
| Nissin Kogyo Co. Ltd. | 230 | 4,567 |
| ORIX Corp. | 482 | 7,985 |
| Sumitomo Corp. | 274 | 3,700 |
| Sumitomo Mitsui Trust Holdings, Inc. | 1,050 | 4,799 |
| Tokyo Electron Ltd. | 154 | 10,403 |
| | | 72,987 |
| **Luxembourg – 0.5%** | | |
| Acergy S.A. | 109 | 2,028 |
| **Mexico – 1.6%** | | |
| Grupo Financiero Banorte S.A.B. de C.V. | 980 | 7,008 |
| **Netherlands – 1.3%** | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares | 188 | 5,963 |
| **Norway – 1.2%** | | |
| Yara International ASA | 106 | 5,299 |
| **Portugal – 0.5%** | | |
| Galp Energia SGPS S.A., Class B | 120 | 2,194 |
| **South Korea – 2.4%** | | |
| Hyundai Motor Co. | 47 | 10,620 |
| **Spain – 1.8%** | | |
| CaixaBank S.A. | 1,270 | 7,840 |
| **Switzerland – 6.4%** | | |
| Compagnie Financiere Richemont S.A. | 44 | 4,617 |
| Credit Suisse Group AG, Registered Shares | 272 | 7,773 |
| Novartis AG, Registered Shares | 86 | 7,812 |
| Swatch Group Ltd. (The), Bearer Shares | 14 | 8,175 |
| | | 28,377 |
| **Taiwan – 1.6%** | | |
| MediaTek, Inc. | 427 | 7,222 |
| **United Kingdom – 18.3%** | | |
| AstraZeneca plc | 99 | 7,327 |
| Aviva plc | 593 | 5,183 |
| BG Group plc | 98 | 2,069 |
| BP plc | 551 | 4,854 |
| Capita Group plc (The) | 163 | $ 3,188 |
| Diageo plc | 136 | 4,333 |
| Experian plc | 321 | 5,430 |
| GlaxoSmithKline plc | 304 | 8,127 |
| Merlin Entertainments plc (A) | 638 | 3,911 |
| Prudential plc | 364 | 8,355 |
| Royal Dutch Shell plc, Class A | 182 | 7,546 |
| Shire plc | 263 | 20,551 |
| | | 80,874 |
| **United States – 6.4%** | | |
| Cognizant Technology Solutions Corp., Class A (A) | 215 | 10,533 |
| InBev N.V. | 78 | 8,909 |
| Schlumberger Ltd. | 57 | 6,722 |
| Veeco Instruments, Inc. (A) | 54 | 2,026 |
| | | 28,190 |
| **TOTAL COMMON STOCKS – 95.6%** | | **$423,276** |
| (Cost: $346,464) | | |
| **SHORT-TERM SECURITIES** | **Principal** | |
| **Commercial Paper – 2.8%** | | |
| United Technologies Corp., 0.070%, 7-1-14 (B) | $8,396 | 8,396 |
| USAA Capital Corp., 0.060%, 7-1-14 (B) | 4,000 | 4,000 |
| | | 12,396 |
| **Master Note – 0.1%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (C) | 331 | 331 |
| **TOTAL SHORT-TERM SECURITIES – 2.9%** | | **$ 12,727** |
| (Cost: $12,727) | | |
| **TOTAL INVESTMENT SECURITIES – 98.5%** | | **$436,003** |
| (Cost: $359,191) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.5%** | | **6,719** |
| **NET ASSETS – 100.0%** | | **$442,722** |

**Notes to Schedule of Investments**

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2014:

| Type | Currency | Counterparty | Principal Amount of Contract (Denominated in Indicated Currency) | Settlement Date | Unrealized Appreciation | Unrealized Depreciation |
|------|----------|--------------|---------------------------------------------------------------|-----------------|-------------------------|-------------------------|
| Sell | Japanese Yen | Goldman Sachs International | 2,098,600 | 7-29-14 | $— | $81 |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---------|---------|---------|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $423,276 | $ — | $— |
| Short-Term Securities | — | 12,727 | — |
| Total | $423,276 | $12,727 | $— |
| **Liabilities** | | | |
| Forward Foreign Currency Contracts | $ — | $ 81 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

## Market Sector Diversification

| (as a % of net assets) | |
|------------------------|-------|
| Consumer Discretionary | 25.8% |
| Health Care | 16.3% |
| Information Technology | 12.3% |
| Industrials | 12.1% |
| Financials | 12.1% |
| Energy | 6.3% |
| Materials | 5.3% |
| Consumer Staples | 3.5% |
| Telecommunication Services | 1.9% |
| Other+ | 4.4% |

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Bonds** | **93.8%** |
| Corporate Debt Securities | 77.2% |
| United States Government and Government Agency Obligations | 16.6% |
| **Cash and Cash Equivalents** | **6.2%** |

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **92.1%** |
| AA | 24.2% |
| A | 32.1% |
| BBB | 35.8% |
| **Non-Investment Grade** | **1.7%** |
| BB | 0.8% |
| B | 0.9% |
| **Cash and Cash Equivalents** | **6.2%** |

*Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.*

*We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

Limited-Term Bond *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Air Freight & Logistics – 0.6%** | | |
| FedEx Corp., 8.000%, 1-15-19 | $2,252 | $ 2,818 |
| **Airlines – 0.5%** | | |
| Southwest Airlines Co., 5.125%, 3-1-17 | 2,263 | 2,467 |
| **Apparel Retail – 0.5%** | | |
| Limited Brands, Inc., 8.500%, 6-15-19 | 2,000 | 2,455 |
| **Apparel, Accessories & Luxury Goods – 0.9%** | | |
| LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6-29-17 (A) | 4,000 | 4,043 |
| **Automobile Manufacturers – 3.6%** | | |
| Borg Warner Automotive, Inc., 8.000%, 10-1-19 | 2,000 | 2,471 |
| General Motors Co., 3.500%, 10-2-18 (A) | 1,500 | 1,534 |
| Nissan Motor Acceptance Corp., 1.950%, 9-12-17 (A) | 3,370 | 3,412 |
| Toyota Motor Credit Corp.: | | |
| 2.000%, 9-15-16 | 1,750 | 1,795 |
| 2.000%, 10-24-18 | 4,000 | 4,043 |
| Volkswagen Group of America, Inc., 2.125%, 5-23-19 (A) | 4,000 | 4,002 |
| | | 17,257 |
| **Automotive Retail – 0.8%** | | |
| AutoZone, Inc., 1.300%, 1-13-17 | 3,500 | 3,508 |
| **Biotechnology – 0.7%** | | |
| Amgen, Inc.: | | |
| 6.150%, 6-1-18 | 102 | 118 |
| 2.200%, 5-22-19 | 3,000 | 2,996 |
| | | 3,114 |
| **Brewers – 2.6%** | | |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 7.750%, 1-15-19 | 3,250 | 4,015 |
| Heineken N.V., 1.400%, 10-1-17 (A) | 2,000 | 1,999 |
| International CCE, Inc., 2.125%, 9-15-15 | 1,075 | 1,095 |
| SABMiller Holdings, Inc., 1.850%, 1-15-15 (A) | 500 | 504 |
| SABMiller plc, 6.500%, 7-15-18 (A) | 3,500 | 4,095 |
| | | 11,708 |
| **Broadcasting – 1.2%** | | |
| CBS Corp.: | | |
| 7.625%, 1-15-16 | 1,000 | 1,101 |
| 8.875%, 5-15-19 | 3,557 | 4,611 |
| | | 5,712 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Cable & Satellite – 2.2%** | | |
| DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 5.875%, 10-1-19 | $3,984 | $ 4,633 |
| TCI Communications, Inc., 8.750%, 8-1-15 | 1,415 | 1,542 |
| Time Warner Co., Inc. (GTD by Time Warner, Inc.), 7.250%, 10-15-17 | 3,337 | 3,903 |
| | | 10,078 |
| **Construction Machinery & Heavy Trucks – 0.2%** | | |
| Joy Global, Inc., 6.000%, 11-15-16 | 1,000 | 1,108 |
| **Consumer Finance – 6.3%** | | |
| American Express Co., 7.000%, 3-19-18 | 3,000 | 3,568 |
| American Express Credit Corp., 1.300%, 7-29-16 | 1,500 | 1,512 |
| American Honda Finance Corp.: | | |
| 7.625%, 10-1-18 (A) | 1,000 | 1,232 |
| 2.125%, 10-10-18 | 3,000 | 3,047 |
| Capital One Bank USA N.A., 2.150%, 11-21-18 | 2,000 | 2,011 |
| Capital One Financial Corp.: | | |
| 2.150%, 3-23-15 | 1,000 | 1,012 |
| 6.750%, 9-15-17 | 1,000 | 1,164 |
| Caterpillar Financial Services Corp., 1.000%, 11-25-16 | 3,000 | 3,009 |
| Ford Motor Credit Co. LLC: | | |
| 1.500%, 1-17-17 | 1,000 | 1,005 |
| 5.000%, 5-15-18 | 3,626 | 4,034 |
| Hyundai Capital America: | | |
| 1.875%, 8-9-16 (A) | 1,000 | 1,015 |
| 2.875%, 8-9-18 (A) | 1,000 | 1,029 |
| Hyundai Capital Services, Inc.: | | |
| 4.375%, 7-27-16 (A) | 2,285 | 2,429 |
| 3.500%, 9-13-17 (A) | 1,500 | 1,578 |
| Western Union Co. (The), 5.930%, 10-1-16 | 2,000 | 2,195 |
| | | 29,840 |
| **Data Processing & Outsourced Services – 1.1%** | | |
| Alliance Data Systems Corp.: | | |
| 5.250%, 12-1-17 (A) | 3,000 | 3,135 |
| 6.375%, 4-1-20 (A) | 1,000 | 1,065 |
| Fidelity National Financial, Inc., 6.600%, 5-15-17 | 1,000 | 1,126 |
| | | 5,326 |
| **Department Stores – 0.3%** | | |
| Macy's Retail Holdings, Inc., 7.450%, 7-15-17 | 1,000 | 1,174 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Distillers & Vintners – 1.5%** | | |
| Beam, Inc., 1.875%, 5-15-17 | $3,672 | $ 3,682 |
| Diageo Capital plc, 5.750%, 10-23-17 | 3,000 | 3,420 |
| | | 7,102 |
| **Diversified Banks – 4.5%** | | |
| Bank of America Corp.: | | |
| 5.650%, 5-1-18 | 1,000 | 1,133 |
| 2.600%, 1-15-19 | 2,000 | 2,023 |
| Bank of Nova Scotia (The): | | |
| 2.050%, 10-30-18 | 2,500 | 2,511 |
| 2.050%, 6-5-19 | 2,500 | 2,484 |
| Bear Stearns Co., Inc. (The), 6.400%, 10-2-17 | 2,000 | 2,305 |
| Commonwealth Bank of Australia: | | |
| 1.950%, 3-16-15 | 1,000 | 1,011 |
| 2.250%, 3-13-19 | 2,500 | 2,522 |
| HSBC Bank plc, 3.100%, 5-24-16 (A) | 1,000 | 1,045 |
| U.S. Bancorp, 2.200%, 11-15-16 | 1,000 | 1,031 |
| Wachovia Corp., 5.750%, 2-1-18 | 1,500 | 1,717 |
| Wells Fargo & Co.: | | |
| 2.150%, 1-15-19 | 2,000 | 2,018 |
| 2.125%, 4-22-19 | 1,000 | 1,003 |
| | | 20,803 |
| **Diversified Chemicals – 0.7%** | | |
| Dow Chemical Co. (The), 4.250%, 11-15-20 | 1,168 | 1,269 |
| E.I. du Pont de Nemours and Co., 6.000%, 7-15-18 | 1,845 | 2,156 |
| | | 3,425 |
| **Diversified Metals & Mining – 0.3%** | | |
| Rio Tinto Finance (USA) Ltd., 2.250%, 9-20-16 | 1,500 | 1,546 |
| **Education Services – 0.6%** | | |
| Cornell University, 5.450%, 2-1-19 | 2,500 | 2,868 |
| **Electric Utilities – 2.0%** | | |
| Dayton Power & Light Co. (The), 1.875%, 9-15-16 (A) | 1,000 | 1,017 |
| Kansas City Power & Light Co., 7.150%, 4-1-19 | 3,590 | 4,404 |
| Mississippi Power Co., 2.350%, 10-15-16 | 1,500 | 1,545 |
| PacifiCorp, 5.500%, 1-15-19 | 2,100 | 2,418 |
| | | 9,384 |

Limited-Term Bond *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Electronic Equipment & Instruments – 0.6%** | | |
| Xerox Corp., 6.350%, 5-15-18 | $2,328 | $ 2,705 |
| **Electronic Manufacturing Services – 0.2%** | | |
| Jabil Circuit, Inc., 7.750%, 7-15-16 | 1,000 | 1,131 |
| **Environmental & Facilities Services – 1.6%** | | |
| Republic Services, Inc., 3.800%, 5-15-18 | 4,000 | 4,285 |
| Waste Management, Inc., 6.100%, 3-15-18 | 1,000 | 1,154 |
| Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 7.375%, 3-11-19 | 1,700 | 2,077 |
| | | 7,516 |
| **Fertilizers & Agricultural Chemicals – 1.0%** | | |
| Potash Corp. of Saskatchewan, Inc., 6.500%, 5-15-19 | 3,570 | 4,278 |
| **Food Distributors – 2.4%** | | |
| Bestfoods, 7.000%, 10-15-17 | 2,500 | 2,941 |
| Campbell Soup Co., 3.375%, 8-15-14 | 2,000 | 2,007 |
| ConAgra Foods, Inc.: | | |
| 1.300%, 1-25-16 | 1,000 | 1,008 |
| 5.819%, 6-15-17 | 1,000 | 1,124 |
| 7.000%, 4-15-19 | 1,000 | 1,202 |
| Wm. Wrigley Jr. Co.: | | |
| 2.000%, 10-20-17 (A) | 1,000 | 1,015 |
| 2.400%, 10-21-18 (A) | 2,000 | 2,031 |
| | | 11,328 |
| **Food Retail – 0.6%** | | |
| Kroger Co. (The), 6.800%, 12-15-18 | 2,245 | 2,657 |
| **Forest Products – 0.2%** | | |
| Georgia-Pacific LLC, 5.400%, 11-1-20 (A) | 1,000 | 1,154 |
| **General Merchandise Stores – 0.9%** | | |
| Dollar General Corp., 4.125%, 7-15-17 | 4,000 | 4,281 |
| **Health Care Equipment – 0.3%** | | |
| Stryker Corp., 4.375%, 1-15-20 | 1,400 | 1,547 |
| **Health Care Services – 1.7%** | | |
| Medco Health Solutions, Inc., 7.125%, 3-15-18 | 3,100 | 3,661 |
| Quest Diagnostics, Inc.: | | |
| 3.200%, 4-1-16 | 1,000 | 1,038 |
| 6.400%, 7-1-17 | 3,000 | 3,406 |
| | | 8,105 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Health Care Supplies – 2.0%** | | |
| Abbott Laboratories, 4.125%, 5-27-20 | $1,000 | $ 1,099 |
| Catholic Health Initiatives, 2.600%, 8-1-18 | 3,000 | 3,016 |
| DENTSPLY International, Inc., 2.750%, 8-15-16 | 1,000 | 1,036 |
| Express Scripts, Inc., 7.250%, 6-15-19 | 1,000 | 1,226 |
| Laboratory Corp. of America Holdings, 2.500%, 11-1-18 | 3,000 | 3,056 |
| | | 9,433 |
| **Home Improvement Retail – 0.4%** | | |
| Lowe's Co., Inc., 2.125%, 4-15-16 | 2,000 | 2,054 |
| **Industrial Conglomerates – 1.9%** | | |
| Danaher Corp., 5.400%, 3-1-19 | 3,750 | 4,305 |
| General Electric Capital Corp., 5.625%, 5-1-18 | 3,500 | 4,010 |
| | | 8,315 |
| **Industrial Machinery – 0.9%** | | |
| Ingersoll-Rand Global Holding Co. Ltd., 2.875%, 1-15-19 | 4,028 | 4,128 |
| **Integrated Oil & Gas – 3.0%** | | |
| Petro-Canada, 6.050%, 5-15-18 | 1,130 | 1,308 |
| Phillips Petroleum Co., 6.650%, 7-15-18 | 3,000 | 3,576 |
| Shell International Finance B.V., 4.300%, 9-22-19 | 2,625 | 2,916 |
| Statoil ASA (GTD by Statoil Petroleum AS), 1.950%, 11-8-18 | 1,500 | 1,513 |
| StatoilHydro ASA (GTD by StatoilHydro Petroleum AS), 5.250%, 4-15-19 | 2,000 | 2,296 |
| Suncor Energy, Inc., 6.100%, 6-1-18 | 2,000 | 2,321 |
| | | 13,930 |
| **Integrated Telecommunication Services –1.3%** | | |
| AT&T, Inc., 5.800%, 2-15-19 | 1,000 | 1,163 |
| CC Holdings GS V LLC, 2.381%, 12-15-17 | 1,000 | 1,018 |
| Verizon Communications, Inc.: | | |
| 6.350%, 4-1-19 | 2,455 | 2,904 |
| 2.550%, 6-17-19 | 1,000 | 1,014 |
| | | 6,099 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Investment Banking & Brokerage – 2.3%** | | |
| Goldman Sachs Group, Inc. (The): | | |
| 3.700%, 8-1-15 | $1,000 | $ 1,031 |
| 7.500%, 2-15-19 | 3,250 | 3,963 |
| Morgan Stanley: | | |
| 6.000%, 4-28-15 | 2,000 | 2,093 |
| 5.625%, 9-23-19 | 3,000 | 3,450 |
| | | 10,537 |
| **Leisure Products – 0.8%** | | |
| Hasbro, Inc., 3.150%, 5-15-21 | 2,500 | 2,513 |
| Mattel, Inc., 2.500%, 11-1-16 | 1,000 | 1,033 |
| | | 3,546 |
| **Life & Health Insurance – 2.2%** | | |
| Aflac, Inc., 8.500%, 5-15-19 | 2,917 | 3,761 |
| MetLife, Inc.: | | |
| 5.000%, 6-15-15 | 1,553 | 1,622 |
| 6.817%, 8-15-18 | 3,058 | 3,655 |
| Prudential Financial, Inc., 4.750%, 9-17-15 | 1,000 | 1,049 |
| | | 10,087 |
| **Metal & Glass Containers – 0.2%** | | |
| FBG Finance Ltd., 7.875%, 6-1-16 (A) | 1,000 | 1,128 |
| **Multi-Utilities – 0.8%** | | |
| Dominion Resources, Inc., 6.400%, 6-15-18 | 3,000 | 3,516 |
| **Oil & Gas Equipment & Services – 1.0%** | | |
| Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19 | 3,000 | 3,559 |
| Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.950%, 9-14-16 (A) | 1,000 | 1,023 |
| | | 4,582 |
| **Oil & Gas Exploration & Production – 3.5%** | | |
| BP Capital Markets plc (GTD by BP plc), 2.241%, 9-26-18 | 3,000 | 3,053 |
| EOG Resources, Inc., 4.100%, 2-1-21 | 1,000 | 1,089 |
| EQT Corp., 8.125%, 6-1-19 | 3,900 | 4,878 |
| Marathon Oil Corp., 0.900%, 11-1-15 | 2,000 | 2,007 |
| Petrohawk Energy Corp., 7.250%, 8-15-18 | 1,000 | 1,045 |
| Plains Exploration & Production Co.: | | |
| 6.125%, 6-15-19 | 2,000 | 2,210 |
| 8.625%, 10-15-19 | 1,500 | 1,605 |
| | | 15,887 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Oil & Gas Storage & Transportation – 1.5%** | | |
| Copano Energy LLC and Copano Energy Finance Corp., | | |
| 7.125%, 4-1-21 . . . . . . | $ 995 | $ 1,127 |
| DCP Midstream Operating L.P. (GTD by DCP Midstream Partners L.P.): | | |
| 3.250%, 10-1-15 . . . . . . | 1,500 | 1,541 |
| 2.700%, 4-1-19 . . . . . . | 1,000 | 1,013 |
| Kinder Morgan Energy Partners L.P., | | |
| 5.950%, 2-15-18 . . . . . . | 3,000 | 3,423 |
| | | 7,104 |
| **Other Diversified Financial Services – 2.4%** | | |
| Citigroup, Inc., | | |
| 2.550%, 4-8-19 . . . . . . . | 4,500 | 4,536 |
| Daimler Finance North America LLC, | | |
| 1.300%, 7-31-15 (A) . . . . | 1,760 | 1,774 |
| John Deere Capital Corp., | | |
| 1.200%, 10-10-17 . . . . . | 1,000 | 997 |
| JPMorgan Chase & Co., | | |
| 6.000%, 1-15-18 . . . . . . | 3,316 | 3,796 |
| | | 11,103 |
| **Pharmaceuticals – 2.6%** | | |
| AbbVie, Inc., | | |
| 1.200%, 11-6-15 . . . . . . | 1,500 | 1,510 |
| Merck Sharp & Dohme Corp., | | |
| 5.000%, 6-30-19 . . . . . . | 3,000 | 3,413 |
| Mylan, Inc., | | |
| 7.875%, 7-15-20 (A) . . . . | 3,000 | 3,320 |
| Roche Holdings, Inc., | | |
| 6.000%, 3-1-19 (A) . . . . . | 3,040 | 3,571 |
| | | 11,814 |
| **Railroads – 0.7%** | | |
| Union Pacific Corp., | | |
| 2.250%, 2-15-19 . . . . . . | 3,000 | 3,052 |
| **Regional Banks – 0.8%** | | |
| PNC Bank N.A., | | |
| 1.300%, 10-3-16 . . . . . . | 2,000 | 2,019 |
| PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), | | |
| 6.700%, 6-10-19 . . . . . . | 1,447 | 1,750 |
| | | 3,769 |
| **Semiconductors – 0.2%** | | |
| Broadcom Corp., | | |
| 2.700%, 11-1-18 . . . . . . | 1,000 | 1,035 |
| **Soft Drinks – 1.0%** | | |
| Bottling Group LLC, | | |
| 5.125%, 1-15-19 . . . . . . | 3,995 | 4,532 |
| **Specialty Chemicals – 1.3%** | | |
| Methanex Corp., | | |
| 3.250%, 12-15-19 . . . . . | 5,500 | 5,630 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Systems Software – 2.1%** | | |
| CA, Inc.: | | |
| 6.125%, 12-1-14 . . . . . | $1,000 | $ 1,023 |
| 5.375%, 12-1-19 . . . . . | 3,000 | 3,372 |
| Oracle Corp., | | |
| 5.000%, 7-8-19 . . . . . . | 4,350 | 4,960 |
| | | 9,355 |
| **Technology Hardware, Storage & Peripherals – 0.7%** | | |
| Apple, Inc., | | |
| 2.100%, 5-6-19 . . . . . . | 3,000 | 3,014 |
| **Trucking – 1.3%** | | |
| Penske Truck Leasing Co. L.P. and PTL Finance Corp., | | |
| 3.125%, 5-11-15 (A) . . | 4,000 | 4,086 |
| Ryder System, Inc., | | |
| 2.450%, 11-15-18 . . . . | 2,000 | 2,037 |
| | | 6,123 |
| **Wireless Telecommunication Service – 1.7%** | | |
| America Movil S.A.B. de C.V.: | | |
| 2.375%, 9-8-16 . . . . . . | 3,000 | 3,084 |
| 5.000%, 3-30-20 . . . . . | 1,000 | 1,109 |
| American Tower Corp.: | | |
| 7.000%, 10-15-17 . . . . | 2,000 | 2,327 |
| 5.900%, 11-1-21 . . . . . | 1,000 | 1,153 |
| Crown Castle International Corp., | | |
| 5.250%, 1-15-23 . . . . . | 200 | 209 |
| | | 7,882 |
| **TOTAL CORPORATE DEBT SECURITIES – 77.2%** | | **$358,093** |

(Cost: $353,576)

**UNITED STATES GOVERNMENT AGENCY OBLIGATIONS**

| | Principal | Value |
|---|---|---|
| **Agency Obligations – 2.3%** | | |
| Federal National Mortgage Association: | | |
| 2.000%, 12-30-15 . . . . | 1,000 | 1,024 |
| 5.450%, 10-18-21 . . . . | 4,640 | 5,115 |
| Ukraine Government AID Bond, | | |
| 1.844%, 5-16-19 . . . . . | 4,500 | 4,495 |
| | | 10,634 |
| **Mortgage-Backed Obligations – 13.2%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 4.000%, 6-15-26 . . . . . | 4,723 | 5,102 |
| 2.500%, 12-15-41 . . . . | 2,251 | 2,238 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates, | | |
| 4.000%, 1-1-27 . . . . . . | 4,900 | 5,202 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal Home Loan Mortgage Corp. Fixed Rate Pass-Through Certificates: | | |
| 3.000%, 8-1-28 . . . . . . | $4,733 | $ 4,869 |
| 3.000%, 9-1-28 . . . . . . | 4,683 | 4,829 |
| 3.500%, 10-1-28 . . . . . . | 5,143 | 5,398 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 3.000%, 2-25-25 . . . . . . | 2,831 | 2,932 |
| 2.000%, 4-25-39 . . . . . . | 1,731 | 1,685 |
| 4.000%, 5-25-39 . . . . . . | 1,714 | 1,792 |
| 3.000%, 11-25-39 . . . . . | 436 | 447 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 4.580%, 6-1-19 . . . . . . | 3,708 | 4,138 |
| 3.680%, 2-1-21 . . . . . . | 1,742 | 1,831 |
| 4.375%, 6-1-21 . . . . . . | 1,958 | 2,171 |
| 5.500%, 10-1-21 . . . . . . | 1,291 | 1,400 |
| 5.500%, 11-1-22 . . . . . . | 477 | 517 |
| 5.000%, 4-1-24 . . . . . . | 380 | 423 |
| 3.000%, 7-1-28 . . . . . . | 4,666 | 4,818 |
| 3.000%, 9-1-28 . . . . . . | 2,517 | 2,590 |
| 4.000%, 12-1-31 . . . . . . | 4,083 | 4,389 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 2.500%, 9-20-40 . . . . . . | 2,131 | 2,155 |
| 2.000%, 3-16-42 . . . . . . | 2,237 | 2,194 |
| | | 61,120 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 15.5%** | | **$71,754** |

(Cost: $71,538)

**UNITED STATES GOVERNMENT OBLIGATIONS**

| | Principal | Value |
|---|---|---|
| **Treasury Obligations – 1.1%** | | |
| U.S. Treasury Notes, | | |
| 0.750%, 10-31-17 (B) . . . | 5,000 | 4,950 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.1%** | | **$ 4,950** |

(Cost: $5,007)

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| **Commercial Paper – 4.7%** | | |
| BMW U.S. Capital LLC (GTD by BMW AG), | | |
| 0.090%, 7-14-14 (C) . . . | 3,000 | 3,000 |
| Diageo Capital plc (GTD by Diageo plc), | | |
| 0.250%, 7-2-14 (C) . . . . . | 2,000 | 2,000 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| DTE Energy Co. (GTD by Detroit Edison Co.), 0.180%, 7-2-14 (C) . . . . . | $4,000 | $4,000 |
| Exxon Mobil Corp., 0.060%, 7-10-14 (C) . . . . | 4,000 | 4,000 |
| Procter & Gamble Co. (The), 0.060%, 7-14-14 (C) . . . . | 4,000 | 4,000 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| United Technologies Corp., 0.070%, 7-1-14 (C) . . . . | $4,571 | $ 4,571 |
| | | 21,571 |
| **Master Note – 0.6%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (D) . . . . | 2,782 | 2,782 |

| SHORT-TERM SECURITIES (Continued) | Value |
|---|---|
| **TOTAL SHORT-TERM SECURITIES – 5.3%** | $ 24,353 |
| (Cost: $24,353) | |
| **TOTAL INVESTMENT SECURITIES – 99.1%** | $459,150 |
| (Cost: $454,474) | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%** | 4,032 |
| **NET ASSETS – 100.0%** | $463,182 |

**Notes to Schedule of Investments**

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2014, the total value of these securities amounted to $52,236 or 11.3% of net assets.

(B) All or a portion of the security position has been pledged as collateral on open futures contracts.

(C) Rate shown is the yield to maturity at June 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at June 30, 2014 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Market Value | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|
| U.S. 10-Year Treasury Note . . . . . . . . . . . . . . . . . . . . | Short | 9-30-14 | 156 | $ (19,527) | $ (9) |
| U.S. 2-Year Treasury Note . . . . . . . . . . . . . . . . . . . . | Short | 10-3-14 | 159 | (34,915) | 20 |
| U.S. 5-Year Treasury Note . . . . . . . . . . . . . . . . . . . . | Short | 10-3-14 | 793 | (94,733) | 113 |
| | | | | $(149,175) | $124 |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Debt Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $358,093 | $— |
| United States Government Agency Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 71,754 | — |
| United States Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 4,950 | — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 24,353 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $459,150 | $— |
| Futures Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $133 | $ — | $— |
| **Liabilities** | | | |
| Futures Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 9 | $ — | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

AID = Agency International Development

CMO = Collateralized Mortgage Obligation

GTD = Guaranteed

REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **97.1%** |
| Health Care | 27.6% |
| Information Technology | 19.7% |
| Consumer Discretionary | 16.0% |
| Industrials | 12.7% |
| Energy | 8.7% |
| Financials | 6.9% |
| Consumer Staples | 3.2% |
| Telecommunication Services | 2.3% |
| **Cash and Cash Equivalents** | **2.9%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Basic Energy Services, Inc. | Energy |
| Enanta Pharmaceuticals, Inc. | Health Care |
| RigNet, Inc. | Energy |
| Repligen Corp. | Health Care |
| Callidus Software, Inc. | Information Technology |
| Aerie Pharmaceuticals, Inc. | Health Care |
| Rentrak Corp. | Consumer Discretionary |
| Quidel Corp. | Health Care |
| Move, Inc. | Information Technology |
| Spectranetics Corp. (The) | Health Care |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Micro Cap Growth *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Alternative Carriers – 0.8%** | | |
| inContact, Inc. (A) | 71 | $ 654 |
| **Apparel, Accessories & Luxury Goods – 1.4%** | | |
| Movado Group, Inc. | 25 | 1,046 |
| **Application Software – 3.2%** | | |
| Callidus Software, Inc. (A) | 108 | 1,293 |
| Datawatch Corp. (A) | 27 | 396 |
| Materialise N.V. ADR (A) | 33 | 380 |
| Sapiens International Corp. N.V. (A) | 42 | 339 |
| | | 2,408 |
| **Asset Management & Custody Banks – 1.9%** | | |
| Hannon Armstrong Sustainable Infrastructure Capital, Inc. | 42 | 599 |
| Internet Capital Group, Inc. (A) | 39 | 803 |
| | | 1,402 |
| **Biotechnology – 10.9%** | | |
| Acceleron Pharma, Inc. (A) | 15 | 506 |
| Ardelyx, Inc. (A) | 34 | 538 |
| Argos Therapeutics, Inc. (A) | 42 | 337 |
| Cara Therapeutics, Inc. (A) | 53 | 900 |
| Concert Pharmaceuticals, Inc. (A) | 51 | 513 |
| Enanta Pharmaceuticals, Inc. (A) | 36 | 1,530 |
| KaloBios Pharmaceuticals, Inc. (A) | 53 | 120 |
| NewLink Genetics Corp. (A) | 24 | 627 |
| Repligen Corp. (A) | 61 | 1,392 |
| Synergy Pharmaceuticals, Inc. (A) | 77 | 313 |
| Vanda Pharmaceuticals, Inc. (A) | 58 | 943 |
| Verastem, Inc. (A) | 53 | 484 |
| | | 8,203 |
| **Broadcasting – 0.6%** | | |
| Entravision Communications Corp. | 77 | 480 |
| **Building Products – 2.7%** | | |
| Builders FirstSource, Inc. (A) | 125 | 934 |
| NCI Building Systems, Inc. (A) | 54 | 1,052 |
| | | 1,986 |
| **Casinos & Gaming – 1.4%** | | |
| Multimedia Games Holding Co., Inc. (A) | 35 | 1,049 |
| **Communications Equipment – 2.5%** | | |
| Applied Optoelectronics, Inc. (A) | 33 | 756 |
| Ruckus Wireless, Inc. (A) | 53 | 629 |
| ShoreTel, Inc. (A) | 75 | 490 |
| | | 1,875 |
| **Construction & Engineering – 0.8%** | | |
| Orion Marine Group, Inc. (A) | 59 | 634 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Construction Machinery & Heavy Trucks – 1.6%** | | |
| Commercial Vehicle Group, Inc. (A) | 31 | $ 308 |
| Wabash National Corp. (A) | 63 | 899 |
| | | 1,207 |
| **Diversified Banks – 0.9%** | | |
| Square 1 Financial, Inc., Class A (A) | 37 | 700 |
| **Education Services – 0.5%** | | |
| 2U, Inc. (A) | 24 | 397 |
| **Electrical Components & Equipment – 1.4%** | | |
| LSI Industries, Inc. | 40 | 320 |
| Orion Energy Systems, Inc. (A) | 85 | 344 |
| TCP International Holdings Ltd. (A) | 41 | 424 |
| | | 1,088 |
| **Electronic Equipment & Instruments – 0.8%** | | |
| CUI Global, Inc. (A) | 69 | 580 |
| **Food Distributors – 0.6%** | | |
| Chefs' Warehouse Holdings LLC (The) (A) | 23 | 451 |
| **Food Retail – 1.0%** | | |
| Natural Grocers by Vitamin Cottage, Inc. (A) | 34 | 726 |
| **Health Care Equipment – 5.7%** | | |
| Cardiovascular Systems, Inc. (A) | 30 | 943 |
| Cynosure, Inc., Class A (A) | 29 | 606 |
| K2M Group Holdings, Inc. (A) | 35 | 516 |
| Oxford Immunotec Global plc (A) | 42 | 702 |
| Rockwell Medical, Inc. (A) | 55 | 661 |
| Sunshine Heart, Inc. (A) | 59 | 333 |
| Veracyte, Inc. (A) | 32 | 546 |
| | | 4,307 |
| **Health Care Facilities – 1.0%** | | |
| Surgical Care Affiliates, Inc. (A) | 26 | 753 |
| **Health Care Supplies – 3.5%** | | |
| Quidel Corp. (A) | 52 | 1,157 |
| Spectranetics Corp. (The) (A) | 48 | 1,091 |
| TearLab Corp. (A) | 76 | 368 |
| | | 2,616 |
| **Health Care Technology – 1.4%** | | |
| HealthStream, Inc. (A) | 23 | 554 |
| Imprivata, Inc. (A) | 32 | 531 |
| | | 1,085 |
| **Home Entertainment Software – 0.6%** | | |
| Glu Mobile, Inc. (A) | 89 | 445 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Homebuilding – 0.8%** | | |
| M/I Homes, Inc. (A) | 25 | $ 607 |
| **Homefurnishing Retail – 0.7%** | | |
| Kirkland's, Inc. (A) | 30 | 560 |
| **Integrated Telecommunication Services – 0.7%** | | |
| Global Telecom & Technology, Inc. (A) | 50 | 507 |
| **Internet Retail – 0.7%** | | |
| RetailMeNot, Inc., Series 1 (A) | 20 | 522 |
| **Internet Software & Services – 7.3%** | | |
| Amber Road, Inc. (A) | 54 | 873 |
| Boingo Wireless, Inc. (A) | 40 | 276 |
| Borderfree, Inc. (A) | 41 | 681 |
| ChannelAdvisor Corp. (A) | 19 | 488 |
| Marchex, Inc., Class B | 66 | 791 |
| Move, Inc. (A) | 74 | 1,096 |
| Q2 Holdings, Inc. (A) | 26 | 372 |
| SPS Commerce, Inc. (A) | 16 | 1,011 |
| | | 5,588 |
| **Investment Banking & Brokerage – 0.9%** | | |
| Marcus & Millichap, Inc. (A) | 28 | 704 |
| **IT Consulting & Other Services – 1.0%** | | |
| Virtusa Corp. (A) | 20 | 730 |
| **Leisure Products – 3.6%** | | |
| Arctic Cat, Inc. | 21 | 824 |
| Black Diamond, Inc. (A) | 34 | 379 |
| Malibu Boats, Inc., Class A (A) | 36 | 716 |
| Nautilus Group, Inc. (The) (A) | 69 | 767 |
| | | 2,686 |
| **Marine – 0.7%** | | |
| Baltic Trading Ltd. | 91 | 543 |
| **Movies & Entertainment – 1.6%** | | |
| Rentrak Corp. (A) | 23 | 1,185 |
| **Office REITs – 0.6%** | | |
| City Office REIT, Inc. | 35 | 449 |
| **Office Services & Supplies – 1.8%** | | |
| ARC Document Solutions, Inc. (A) | 111 | 653 |
| CyrusOne, Inc. | 30 | 739 |
| | | 1,392 |
| **Oil & Gas Drilling – 1.3%** | | |
| Pioneer Drilling Co. (A) | 57 | 1,000 |
| **Oil & Gas Equipment & Services – 5.7%** | | |
| Basic Energy Services, Inc. (A) | 64 | 1,855 |
| RigNet, Inc. (A) | 27 | 1,459 |
| Willbros Group, Inc. (A) | 76 | 941 |
| | | 4,255 |

Micro Cap Growth *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Oil & Gas Exploration & Production – 1.7%** | | |
| Emerald Oil, Inc. (A) | 99 | $ 757 |
| Triangle Petroleum Corp. (A) | 43 | 508 |
| | | 1,265 |
| **Packaged Foods & Meats – 0.6%** | | |
| Inventure Foods, Inc. (A) | 39 | 442 |
| **Personal Products – 1.0%** | | |
| Inter Parfums, Inc. | 27 | 800 |
| **Pharmaceuticals – 5.1%** | | |
| Aerie Pharmaceuticals, Inc. (A) | 48 | 1,194 |
| Intra-Cellular Therapies, Inc. (A) | 32 | 546 |
| Pernix Therapeutics Holdings, Inc. (A) | 101 | 909 |
| XenoPort, Inc. (A) | 89 | 430 |
| ZS Pharma, Inc. (A) | 26 | 742 |
| | | 3,821 |
| **Regional Banks – 1.0%** | | |
| TriState Capital Holdings, Inc. (A) | 54 | 766 |
| **Restaurants – 4.7%** | | |
| Chuy's Holdings, Inc. (A) | 23 | 831 |
| Del Frisco's Restaurant Group, Inc. (A) | 32 | 877 |
| Red Robin Gourmet Burgers, Inc. (A) | 10 | 705 |
| Ruth's Hospitality Group, Inc. | 39 | 482 |
| Zoe's Kitchen, Inc. (A) | 19 | 646 |
| | | 3,541 |
| **Semiconductor Equipment – 1.1%** | | |
| Nanometrics, Inc. (A) | 27 | $ 491 |
| Ultra Clean Holdings, Inc. (A) | 38 | 347 |
| | | 838 |
| **Semiconductors – 0.6%** | | |
| Exar Corp. (A) | 37 | 415 |
| **Specialized REITs – 1.0%** | | |
| Ashford Hospitality Prime, Inc. | 42 | 717 |
| **Systems Software – 2.1%** | | |
| A10 Networks, Inc. (A) | 43 | 571 |
| Gigamon, Inc. (A) | 19 | 362 |
| Mavenir Systems, Inc. (A) | 43 | 648 |
| | | 1,581 |
| **Technology Hardware, Storage & Peripherals – 0.5%** | | |
| Datalink Corp. (A) | 40 | 398 |
| **Thrifts & Mortgage Finance – 0.6%** | | |
| PennyMac Financial Services, Inc., Class A (A) | 29 | 441 |
| **Trading Companies & Distributors – 1.1%** | | |
| Stock Building Supply Holdings, Inc. (A) | 42 | 823 |
| **Trucking – 2.6%** | | |
| Celadon Group, Inc. | 33 | 692 |
| Marten Transport Ltd. | 28 | 634 |
| Roadrunner Transportation Systems, Inc. (A) | 22 | 607 |
| | | 1,933 |
| **Wireless Telecommunication Service – 0.8%** | | |
| RingCentral, Inc., Class A (A) | 38 | $ 581 |
| **TOTAL COMMON STOCKS – 97.1%** | | **$73,182** |
| (Cost: $56,890) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Master Note – 2.5%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (B) | $1,908 | 1,908 |
| **TOTAL SHORT-TERM SECURITIES – 2.5%** | | **$ 1,908** |
| (Cost: $1,908) | | |
| **TOTAL INVESTMENT SECURITIES – 99.6%** | | **$75,090** |
| (Cost: $58,798) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%** | | **278** |
| **NET ASSETS – 100.0%** | | **$75,368** |

**Notes to Schedule of Investments**

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $73,182 | $ — | $— |
| Short-Term Securities | — | 1,908 | — |
| Total | $73,182 | $1,908 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **95.6%** |
| Consumer Discretionary | 22.2% |
| Information Technology | 19.7% |
| Industrials | 17.2% |
| Health Care | 15.0% |
| Financials | 8.2% |
| Energy | 6.4% |
| Consumer Staples | 5.9% |
| Materials | 1.0% |
| **Purchased Options** | **0.1%** |
| **Cash and Cash Equivalents** | **4.3%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Electronic Arts, Inc. | Information Technology |
| Northern Trust Corp. | Financials |
| Fastenal Co. | Industrials |
| Microchip Technology, Inc. | Information Technology |
| Signature Bank | Financials |
| Mead Johnson Nutrition Co. | Consumer Staples |
| Expeditors International of Washington, Inc. | Industrials |
| Varian Medical Systems, Inc. | Health Care |
| Pandora Media, Inc. | Information Technology |
| Vantiv, Inc., Class A | Information Technology |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Freight & Logistics – 2.1%** | | |
| Expeditors International of Washington, Inc. | 219 | $ 9,686 |
| | | |
| **Apparel Retail – 5.3%** | | |
| DSW, Inc., Class A | 135 | 3,762 |
| Limited Brands, Inc. | 94 | 5,529 |
| Ross Stores, Inc. | 121 | 7,977 |
| Urban Outfitters, Inc. (A) | 199 | 6,733 |
| | | 24,001 |
| **Apparel, Accessories & Luxury Goods – 2.5%** | | |
| Burberry Group plc (B) | 213 | 5,406 |
| Carter's, Inc. | 86 | 5,931 |
| | | 11,337 |
| **Application Software – 2.3%** | | |
| ANSYS, Inc. (A) | 68 | 5,141 |
| Solera Holdings, Inc. | 79 | 5,337 |
| | | 10,478 |
| **Asset Management & Custody Banks – 3.1%** | | |
| Northern Trust Corp. | 174 | 11,182 |
| Oaktree Capital Group LLC | 56 | 2,807 |
| | | 13,989 |
| **Auto Parts & Equipment – 1.4%** | | |
| Gentex Corp. | 210 | 6,107 |
| **Biotechnology – 4.1%** | | |
| ACADIA Pharmaceuticals, Inc. (A) | 80 | 1,807 |
| Alkermes plc (A) | 92 | 4,619 |
| BioMarin Pharmaceutical, Inc. (A) | 76 | 4,716 |
| Incyte Corp. (A) | 44 | 2,463 |
| Medivation, Inc. (A) | 66 | 5,066 |
| | | 18,671 |
| **Building Products – 1.9%** | | |
| Fortune Brands Home & Security, Inc. | 214 | 8,551 |
| **Communications Equipment – 2.2%** | | |
| Aruba Networks, Inc. (A) | 150 | 2,622 |
| F5 Networks, Inc. (A) | 66 | 7,355 |
| | | 9,977 |
| **Construction & Engineering – 1.0%** | | |
| Jacobs Engineering Group, Inc. (A) | 83 | 4,424 |
| **Construction Machinery & Heavy Trucks – 2.5%** | | |
| Allison Transmission Holdings, Inc. | 153 | 4,768 |
| Joy Global, Inc. | 106 | 6,552 |
| | | 11,320 |
| **Data Processing & Outsourced Services – 3.6%** | | |
| Alliance Data Systems Corp. (A) | 13 | 3,519 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Data Processing & Outsourced Services** (Continued) | | |
| Sabre Corp. (A) | 171 | $ 3,427 |
| Vantiv, Inc., Class A (A) | 276 | 9,285 |
| | | 16,231 |
| **Department Stores – 1.5%** | | |
| Nordstrom, Inc. | 98 | 6,671 |
| **Distillers & Vintners – 1.0%** | | |
| Brown-Forman Corp., Class B | 48 | 4,493 |
| **Distributors – 1.9%** | | |
| LKQ Corp. (A) | 317 | 8,451 |
| **Electrical Components & Equipment – 1.7%** | | |
| Polypore International, Inc. (A) | 160 | 7,642 |
| **Electronic Equipment & Instruments – 1.1%** | | |
| FLIR Systems, Inc. | 136 | 4,737 |
| **Environmental & Facilities Services – 1.3%** | | |
| Stericycle, Inc. (A) | 49 | 5,828 |
| **Fertilizers & Agricultural Chemicals – 1.0%** | | |
| Scotts Miracle-Gro Co. (The) | 76 | 4,296 |
| **Health Care Distributors – 1.4%** | | |
| Henry Schein, Inc. (A) | 53 | 6,266 |
| **Health Care Equipment – 3.6%** | | |
| Intuitive Surgical, Inc. (A) | 16 | 6,754 |
| Varian Medical Systems, Inc. (A) | 113 | 9,403 |
| | | 16,157 |
| **Health Care Facilities – 0.8%** | | |
| Acadia Healthcare Co., Inc. (A) | 80 | 3,647 |
| **Health Care Services – 0.6%** | | |
| Premier, Inc. (A) | 90 | 2,600 |
| **Health Care Supplies – 2.8%** | | |
| Align Technology, Inc. (A) | 110 | 6,169 |
| DENTSPLY International, Inc. | 138 | 6,522 |
| | | 12,691 |
| **Home Entertainment Software – 2.5%** | | |
| Electronic Arts, Inc. (A) | 319 | 11,426 |
| **Hotels, Resorts & Cruise Lines – 1.4%** | | |
| Norwegian Cruise Line Holdings Ltd. (A) | 200 | 6,338 |
| **Industrial Machinery – 1.9%** | | |
| Flowserve Corp. | 116 | 8,622 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Internet Retail – 0.9%** | | |
| HomeAway, Inc. (A) | 111 | $ 3,877 |
| **Internet Software & Services – 3.2%** | | |
| Pandora Media, Inc. (A) | 318 | 9,388 |
| WebMD Health Corp., Class A (A) | 104 | 5,035 |
| | | 14,423 |
| **IT Consulting & Other Services – 1.4%** | | |
| Teradata Corp. (A) | 156 | 6,259 |
| **Leisure Products – 1.9%** | | |
| Mattel, Inc. | 224 | 8,741 |
| **Managed Health Care – 1.2%** | | |
| Humana, Inc. | 42 | 5,371 |
| **Oil & Gas Equipment & Services – 1.1%** | | |
| Dril-Quip, Inc. (A) | 47 | 5,156 |
| **Oil & Gas Exploration & Production – 5.3%** | | |
| Cabot Oil & Gas Corp. | 160 | 5,470 |
| Continental Resources, Inc. (A) | 57 | 9,080 |
| Oasis Petroleum LLC (A) | 46 | 2,595 |
| Southwestern Energy Co. (A) | 147 | 6,664 |
| | | 23,809 |
| **Packaged Foods & Meats – 3.9%** | | |
| Hain Celestial Group, Inc. (The) (A) | 88 | 7,804 |
| Mead Johnson Nutrition Co. | 104 | 9,704 |
| | | 17,508 |
| **Personal Products – 1.0%** | | |
| Coty, Inc., Class A | 256 | 4,379 |
| **Pharmaceuticals – 0.5%** | | |
| Zoetis, Inc. | 70 | 2,259 |
| **Regional Banks – 5.1%** | | |
| First Republic Bank | 167 | 9,186 |
| Signature Bank (A) | 80 | 10,139 |
| UMB Financial Corp. | 58 | 3,698 |
| | | 23,023 |
| **Research & Consulting Services – 2.4%** | | |
| CoStar Group, Inc. (A) | 25 | 4,030 |
| Verisk Analytics, Inc., Class A (A) | 111 | 6,635 |
| | | 10,665 |
| **Restaurants – 2.8%** | | |
| Dunkin' Brands Group, Inc. | 174 | 7,978 |
| Panera Bread Co., Class A (A) | 31 | 4,615 |
| | | 12,593 |

### COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **Semiconductors – 2.3%** | | |
| Microchip Technology, Inc. . . . . . . . . . . . . | 215 | $ 10,516 |
| **Specialty Stores – 2.6%** | | |
| Tiffany & Co. . . . . . . | 48 | 4,802 |
| Ulta Salon, Cosmetics & Fragrance, Inc. (A) . . . . . . . . . | 77 | 7,048 |
| | | 11,850 |
| **Systems Software – 1.1%** | | |
| ServiceNow, Inc. (A) . . . . . . . . . | 79 | 4,901 |
| **Trading Companies & Distributors – 2.4%** | | |
| Fastenal Co. . . . . . . . | 220 | 10,881 |
| **TOTAL COMMON STOCKS – 95.6%** | | **$430,848** |

(Cost: $360,161)

### PURCHASED OPTIONS

| | Number of Contracts (Unrounded) | |
|---|---|---|
| Consumer Discretionary Select Sector SPDR Fund: Put $64.00, Expires 7-18-14, OTC (Ctrpty: Credit Suisse (USA), Inc.) . . . . | 1,673 | 19 |

### PURCHASED OPTIONS (Continued)

| | Number of Contracts (Unrounded) | Value |
|---|---|---|
| Consumer Discretionary Select Sector SPDR Fund (Continued) Put $65.00, Expires 7-18-14, OTC (Ctrpty: Credit Suisse (USA), Inc.) . . . . . . . | 2,507 | $ 50 |
| NASDAQ 100 Index, Put $3,710.00, Expires 7-18-14 . . . . . . . . . . | 29 | 15 |
| Russell 2000 Index, Put $1,150.00, Expires 7-18-14, OTC (Ctrpty: Societe Generale Bank) . . . . | 235 | 102 |
| SPDR S&P MIDCAP 400 ETF Trust: Put $250.00, Expires 7-18-14, OTC (Ctrpty: Deutsche Bank AG) . . . . . . . . | 870 | 41 |
| Put $255.00, Expires 7-18-14, OTC (Ctrpty: Deutsche Bank AG) . . . . . . . . | 870 | 85 |
| **TOTAL PURCHASED OPTIONS – 0.1%** | | **$312** |

(Cost: $1,095)

### SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper – 3.7%** | | |
| BMW U.S. Capital LLC (GTD by BMW AG), 0.090%, 7-14-14 (C) . . . | $2,000 | $ 2,000 |
| DTE Energy Co. (GTD by Detroit Edison Co.), 0.180%, 7-2-14 (C) . . . | 4,000 | 4,000 |
| Medtronic, Inc., 0.080%, 7-16-14 (C) . . . | 6,565 | 6,565 |
| United Technologies Corp., 0.070%, 7-1-14 (C) . . . | 4,300 | 4,300 |
| | | 16,865 |
| **Master Note – 0.5%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (D) . . | 2,275 | 2,275 |
| **TOTAL SHORT-TERM SECURITIES – 4.2%** | | **$ 19,140** |

(Cost: $19,140)

| **TOTAL INVESTMENT SECURITIES – 99.9%** | | **$450,300** |
|---|---|---|

(Cost: $380,396)

| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%** | | 475 |
|---|---|---|
| **NET ASSETS – 100.0%** | | **$450,775** |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Rate shown is the yield to maturity at June 30, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2014 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Alkermes plc | Societe Generale Bank | Put | 280 | July 2014 | $42.00 | $38 | $(7) |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $430,848 | $ — | $— |
| Purchased Options | 15 | 297 | — |
| Short-Term Securities | — | 19,140 | — |
| Total | $430,863 | $19,437 | $— |
| **Liabilities** | | | |
| Written Options | $ — | $ 7 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Corporate Obligations** | **74.3%** |
| Commercial Paper | 34.5% |
| Notes | 24.3% |
| Certificate Of Deposit | 13.3% |
| Master Note | 2.2% |
| **Municipal Obligations** | **22.6%** |
| **United States Government and Government Agency Obligations** | **2.7%** |
| **Cash and Other Assets, Net of Liabilities** | **0.4%** |

Money Market *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| CORPORATE OBLIGATIONS | Principal | Value |
|---|---|---|
| **Certificate Of Deposit** | | |
| Banco del Estado de Chile: | | |
| 0.200%, 7-16-14 | $ 6,500 | $ 6,500 |
| 0.220%, 9-3-14 | 2,000 | 2,000 |
| 0.190%, 9-24-14 | 7,700 | 7,700 |
| 0.190%, 9-29-14 | 2,500 | 2,500 |
| Bank of America N.A.: | | |
| 0.210%, 7-15-14 | 17,200 | 17,200 |
| 0.170%, 8-20-14 | 14,000 | 14,000 |
| 0.200%, 9-24-14 | 5,700 | 5,700 |
| Citibank N.A.: | | |
| 0.160%, 8-14-14 | 13,700 | 13,700 |
| 0.170%, 9-4-14 | 14,500 | 14,500 |
| 0.170%, 10-1-14 | 5,000 | 5,000 |
| JPMorgan Chase Bank N.A., 0.350%, 2-3-15 | 4,000 | 4,000 |
| Toyota Motor Credit Corp., 0.200%, 7-25-14 (A) | 8,000 | 8,000 |
| **Total Certificate Of Deposit – 13.3%** | | **100,800** |
| **Commercial Paper** | | |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB): | | |
| 0.110%, 9-2-14 (B) | 6,514 | 6,513 |
| 0.150%, 9-3-14 (B) | 3,000 | 2,999 |
| Army & Air Force Exchange Service: | | |
| 0.090%, 7-16-14 (B) | 1,800 | 1,800 |
| 0.110%, 8-18-14 (B) | 4,000 | 3,999 |
| Bank of Nova Scotia (The), 0.140%, 7-1-14 (B) | 7,300 | 7,300 |
| BMW U.S. Capital LLC (GTD by BMW AG), 0.110%, 8-12-14 (B) | 4,850 | 4,849 |
| COFCO Capital Corp. (GTD by Rabobank Nederland), 0.170%, 7-15-14 (B) | 15,000 | 14,999 |
| Corporacion Andina de Fomento: | | |
| 0.170%, 7-1-14 (B) | 8,500 | 8,500 |
| 0.130%, 8-18-14 (B) | 1,500 | 1,500 |
| 0.140%, 8-25-14 (B) | 4,000 | 3,999 |
| 0.150%, 9-10-14 (B) | 6,000 | 5,998 |
| Danaher Corp., 0.090%, 7-9-14 (B) | 5,000 | 5,000 |
| Essilor International S.A.: | | |
| 0.130%, 8-18-14 (B) | 10,000 | 9,998 |
| 0.130%, 9-15-14 (B) | 14,000 | 13,996 |
| GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc): | | |
| 0.170%, 9-3-14 (B) | 16,700 | 16,696 |
| 0.200%, 10-2-14 (B) | 3,500 | 3,499 |
| ICICI Bank Ltd. (GTD by Wells Fargo Bank N.A.): | | |
| 0.190%, 7-22-14 (B) | 4,500 | 4,499 |
| 0.180%, 7-28-14 (B) | 7,000 | 6,999 |
| 0.190%, 7-28-14 (B) | 9,400 | 9,399 |
| 0.190%, 9-25-14 (B) | 13,000 | 12,994 |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.090%, 7-16-14 (B) | $ 2,000 | $ 2,000 |
| River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 0.170%, 7-15-14 (B) | 6,300 | 6,300 |
| River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia), 0.190%, 7-31-14 (B) | 25,500 | 25,496 |
| River Fuel Trust #1 (GTD by Bank of Nova Scotia), 0.170%, 7-1-14 (B) | 5,561 | 5,561 |
| St. Jude Medical, Inc.: | | |
| 0.180%, 7-25-14 (B) | 3,000 | 2,999 |
| 0.250%, 8-25-14 (B) | 6,000 | 5,998 |
| 0.210%, 8-28-14 (B) | 15,500 | 15,495 |
| 0.230%, 9-4-14 (B) | 8,100 | 8,097 |
| 0.250%, 12-17-14 (B) | 4,600 | 4,595 |
| Total Capital Canada Ltd. (GTD by Total S.A.), 0.100%, 7-10-14 (B) | 4,500 | 4,500 |
| Unilever N.V. (GTD by Unilever plc), 0.180%, 9-8-14 (B) | 4,400 | 4,399 |
| United Technologies Corp., 0.070%, 7-1-14 (B) | 6,314 | 6,314 |
| USAA Capital Corp., 1.050%, 9-30-14 (B) | 1,500 | 1,503 |
| Wisconsin Electric Power Co., 0.180%, 7-8-14 (B) | 10,180 | 10,180 |
| Wisconsin Gas LLC, 0.110%, 7-10-14 (B) | 12,122 | 12,122 |
| **Total Commercial Paper – 34.5%** | | **261,095** |
| **Master Note** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (A) | 16,661 | 16,661 |
| **Total Master Note – 2.2%** | | **16,661** |
| **Notes** | | |
| American Honda Finance Corp.: | | |
| 0.230%, 9-10-14 (A) | 1,300 | 1,300 |
| 0.230%, 9-12-14 (A) | 16,600 | 16,600 |
| 1.850%, 9-19-14 | 3,000 | 3,009 |
| 3.500%, 3-16-15 | 738 | 755 |
| American Honda Finance Corp. (GTD by Honda Motor Co.), 0.246%, 7-17-14 (A) | 7,300 | 7,300 |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB): | | |
| 0.590%, 7-14-14 (A) | 9,004 | 9,005 |
| 1.500%, 7-14-14 | 10,000 | 10,005 |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Notes** (Continued) | | |
| Banco del Estado de Chile: | | |
| 0.340%, 7-1-14 (A) | $ 4,500 | $ 4,500 |
| 0.360%, 7-24-14 (A) | 10,000 | 10,000 |
| 0.370%, 9-21-14 (A) | 4,000 | 4,000 |
| Bank of Nova Scotia (The): | | |
| 0.250%, 7-1-14 (A) | 5,550 | 5,550 |
| 0.220%, 7-23-14 (A) | 10,000 | 10,000 |
| 0.220%, 7-23-14 (A) | 4,400 | 4,400 |
| 3.400%, 1-22-15 | 5,000 | 5,086 |
| Baxter International, Inc., 0.400%, 9-11-14 (A) | 6,400 | 6,404 |
| BHP Billiton Finance (USA) Ltd., 1.000%, 2-24-15 | 2,000 | 2,009 |
| BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton Ltd.), 1.125%, 11-21-14 | 4,500 | 4,514 |
| Caterpillar Financial Services Corp., 1.125%, 12-15-14 | 1,060 | 1,064 |
| Caterpillar, Inc., 0.950%, 6-26-15 | 2,400 | 2,415 |
| Colgate-Palmolive Co., 0.600%, 11-15-14 | 1,950 | 1,953 |
| General Electric Capital Corp.: | | |
| 0.620%, 7-1-14 (A) | 1,400 | 1,404 |
| 1.000%, 7-30-14 (A) | 1,550 | 1,556 |
| 2.150%, 1-9-15 | 500 | 505 |
| John Deere Capital Corp., 0.330%, 7-8-14 (A) | 900 | 900 |
| Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.050%, 7-7-14 (A) | 5,500 | 5,500 |
| JPMorgan Chase & Co.: | | |
| 0.310%, 7-21-14 (A) | 1,650 | 1,650 |
| 0.350%, 9-8-14 (A) | 4,750 | 4,750 |
| NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.060%, 7-7-14 (A) | 5,000 | 5,000 |
| PACCAR Financial Corp., 1.550%, 9-29-14 | 4,000 | 4,013 |
| Rabobank Nederland: | | |
| 0.250%, 7-13-14 (A) | 7,300 | 7,300 |
| 0.300%, 8-12-14 (A) | 5,000 | 5,000 |
| SD Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank N.A.), 0.050%, 7-7-14 (A) | 5,000 | 5,000 |
| Target Corp., 0.400%, 7-18-14 (A) | 7,550 | 7,551 |
| Toyota Motor Credit Corp., 0.400%, 7-23-14 (A) | 2,500 | 2,502 |

## CORPORATE OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Notes** (Continued) | | |
| Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.150%, 7-7-14 (A) . . . | $ 822 | $ 822 |
| Wells Fargo & Co.: | | |
| 3.750%, 10-1-14 . . . . . | 5,800 | 5,848 |
| 1.250%, 2-13-15 . . . . . | 4,000 | 4,022 |
| Wells Fargo Bank N.A.: | | |
| 0.320%, 7-21-14 (A) . . | 3,000 | 3,000 |
| 0.280%, 9-10-14 (A) . . | 3,500 | 3,500 |
| 0.320%, 9-15-14 (A) . . | 4,500 | 4,500 |
| **Total Notes – 24.3%** | | **184,192** |
| **TOTAL CORPORATE OBLIGATIONS – 74.3%** | | **$562,748** |

(Cost: $562,748)

## MUNICIPAL OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **California – 4.1%** | | |
| CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America N.A.), 0.030%, 7-1-14 (A) . . . | 900 | 900 |
| CA Hlth Fac Fin Auth, Var Rate Rev Bonds (Scripps Health), Ser 2008E, 0.060%, 7-7-14 (A) . . . | 5,300 | 5,300 |
| CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.), 0.020%, 7-1-14 (A) . . . | 1,900 | 1,900 |
| CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), 0.010%, 7-1-14 (A) . . . | 4,314 | 4,314 |
| CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by JPMorgan Chase Bank N.A.), 0.010%, 7-1-14 (A) . . . | 2,979 | 2,979 |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by U.S. Government), 0.070%, 7-7-14 (A) . . . | 8,700 | 8,700 |

## MUNICIPAL OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by U.S. Government), 0.070%, 7-7-14 (A) . . . . . | $2,232 | $ 2,232 |
| Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank N.A.), 0.050%, 7-7-14 (A) . . . . . | 5,000 | 5,000 |
| | | 31,325 |
| **Colorado – 1.4%** | | |
| Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.080%, 7-7-14 (A) . . . . . | 5,450 | 5,450 |
| CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.080%, 7-7-14 (A) . . . . . | 3,110 | 3,110 |
| Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.), 0.050%, 7-7-14 (A) . . . . . | 250 | 250 |
| Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.): | | |
| 0.090%, 7-7-14 (A) . . . . . | 1,500 | 1,500 |
| 0.100%, 7-7-14 (A) . . . . . | 550 | 550 |
| | | 10,860 |
| **Florida – 0.4%** | | |
| FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.), 0.050%, 7-1-14 (A) . . . . . | 3,060 | 3,060 |
| **Georgia – 3.0%** | | |
| Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.050%, 7-1-14 (A) . . . . . | 2,275 | 2,275 |
| Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), 0.110%, 7-15-14 . . . . . . | 4,000 | 4,000 |

## MUNICIPAL OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Georgia** (Continued) | | |
| Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank N.A.), 0.150%, 7-28-14 . . . . . . | $16,007 | $16,007 |
| | | 22,282 |
| **Illinois – 0.2%** | | |
| Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.060%, 7-7-14 (A) . . . . . | 640 | 640 |
| IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.040%, 7-1-14 (A) . . . . . | 1,000 | 1,000 |
| | | 1,640 |
| **Iowa – 0.2%** | | |
| IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center), 0.050%, 7-1-14 (A) . . . . . | 1,165 | 1,165 |
| **Louisiana – 1.0%** | | |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.040%, 7-1-14 (A) . . . . . | 3,941 | 3,941 |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.050%, 7-7-14 (A) . . . . . | 2,350 | 2,350 |
| Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.040%, 7-1-14 (A) . . . . . | 1,600 | 1,600 |
| | | 7,891 |
| **Maryland – 0.1%** | | |
| MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.120%, 7-7-14 (A) . . . . . | 525 | 525 |

Money Market *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Michigan – 0.3%** | | |
| MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.040%, 7-1-14 (A) | $ 1,900 | $ 1,900 |
| **Mississippi – 4.1%** | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.020%, 7-1-14 (A) | 15,237 | 15,237 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.020%, 7-1-14 (A) | 4,820 | 4,820 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2010J (GTD by Chevron Corp.), 0.030%, 7-1-14 (A) | 4,332 | 4,332 |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.030%, 7-1-14 (A) | 6,300 | 6,300 |
| | | 30,689 |
| **Missouri – 0.2%** | | |
| Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.120%, 7-7-14 (A) | 1,340 | 1,340 |
| **New Jersey – 0.4%** | | |
| NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.040%, 7-7-14 (A) | 3,200 | 3,200 |
| **New York – 3.2%** | | |
| NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank N.A.), 0.060%, 7-7-14 (A) | 2,000 | 2,000 |

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **New York** (Continued) | | |
| NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank N.A.), 0.060%, 7-7-14 (A) | $ 1,800 | $ 1,800 |
| NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.080%, 7-7-14 (A) | 900 | 900 |
| NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2014A, 0.060%, 7-7-14 (A) | 2,250 | 2,250 |
| NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.080%, 7-7-14 (A) | 14,600 | 14,600 |
| NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006A (GTD by Citibank N.A.), 0.080%, 7-7-14 (A) | 3,000 | 3,000 |
| | | 24,550 |
| **Ohio – 1.2%** | | |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006, 0.050%, 7-7-14 (A) | 9,300 | 9,300 |
| **Oregon – 0.1%** | | |
| Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.050%, 7-7-14 (A) | 700 | 700 |
| **Texas – 1.7%** | | |
| Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.060%, 7-7-14 (A) | 1,600 | 1,600 |
| Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.040%, 7-1-14 (A) | 2,250 | 2,250 |
| Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.040%, 7-1-14 (A) | 9,220 | 9,220 |
| | | 13,070 |

| MUNICIPAL OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Wisconsin – 0.7%** | | |
| WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.), 0.050%, 7-7-14 (A) | $5,100 | $ 5,100 |
| **Wyoming – 0.3%** | | |
| Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.030%, 7-1-14 (A) | 2,381 | 2,381 |
| **TOTAL MUNICIPAL OBLIGATIONS – 22.6%** | | **$170,978** |
| (Cost: $170,978) | | |

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| **United States Government Agency Obligations** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government): | | |
| 0.110%, 7-2-14 (A) | 3,000 | 3,000 |
| 0.110%, 7-2-14 (A) | 1,536 | 1,536 |
| 0.110%, 7-2-14 (A) | 1,500 | 1,500 |
| 0.110%, 7-4-14 (A) | 9,114 | 9,114 |
| 0.110%, 7-7-14 (A) | 1,583 | 1,584 |
| 0.110%, 7-7-14 (A) | 953 | 953 |
| 0.120%, 7-7-14 (A) | 2,250 | 2,250 |
| Totem Ocean Trailer Express, Inc. (GTD by U.S. Government), 0.480%, 7-15-14 (A) | 443 | 443 |
| **Total United States Government Agency Obligations – 2.7%** | | **20,380** |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 2.7%** | | **$ 20,380** |
| (Cost: $20,380) | | |
| **TOTAL INVESTMENT SECURITIES – 99.6%** | | **$754,106** |
| (Cost: $754,106) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%** | | **3,157** |
| **NET ASSETS – 100.0%** | | **$757,263** |

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets or the next demand date.

(B)Rate shown is the yield to maturity at June 30, 2014.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Obligations | $— | $562,748 | $— |
| Municipal Obligations | — | 170,978 | — |
| United States Government Agency Obligations | — | 20,380 | — |
| Total | $— | $754,106 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

# Real Estate Securities

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.7%** |
| Financials | 97.1% |
| Consumer Discretionary | 0.9% |
| Health Care | 0.7% |
| **Cash and Cash Equivalents** | **1.3%** |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Simon Property Group, Inc. | Financials | Retail REITs |
| AvalonBay Communities, Inc. | Financials | Residential REITs |
| Vornado Realty Trust | Financials | Diversified REITs |
| Boston Properties, Inc. | Financials | Office REITs |
| Ventas, Inc. | Financials | Specialized REITs |
| Essex Property Trust, Inc. | Financials | Residential REITs |
| Public Storage, Inc. | Financials | Specialized REITs |
| SL Green Realty Corp. | Financials | Office REITs |
| Equity Residential | Financials | Residential REITs |
| ProLogis | Financials | Industrial REITs |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Diversified REITs – 6.3%** | | |
| Cousins Properties, Inc. . . . . . | 56 | $ 696 |
| Vornado Realty Trust . . . . . . . | 21 | 2,283 |
| | | 2,979 |
| **Health Care Facilities – 0.7%** | | |
| Brookdale Senior Living, Inc. (A) . . . . . . . . . . . . . . . | 11 | 353 |
| **Hotels, Resorts & Cruise Lines – 0.9%** | | |
| Marriott International, Inc., Class A . . . . . . . . . . . . . . . | 7 | 442 |
| **Industrial REITs – 6.6%** | | |
| DCT Industrial Trust, Inc. . . . . | 110 | 904 |
| EastGroup Properties, Inc. . . . | 10 | 644 |
| ProLogis . . . . . . . . . . . . . . . . | 38 | 1,554 |
| | | 3,102 |
| **Office REITs – 16.1%** | | |
| Alexandria Real Estate Equities, Inc. . . . . . . . . . . . . | 12 | 901 |
| BioMed Realty Trust, Inc. . . . . | 24 | 522 |
| Boston Properties, Inc. . . . . . . | 18 | 2,079 |
| Douglas Emmett, Inc. . . . . . . . | 25 | 697 |
| Duke Realty Corp. . . . . . . . . . | 68 | 1,229 |
| Kilroy Realty Corp. . . . . . . . . . | 7 | 455 |
| SL Green Realty Corp. . . . . . . | 16 | 1,751 |
| | | 7,634 |
| **Residential REITs – 19.8%** | | |
| AvalonBay Communities, Inc. . . . . . . . . . . . . . . . . . . | 17 | 2,389 |
| Camden Property Trust . . . . . | 17 | 1,224 |
| Education Realty Trust, Inc. . . . . . . . . . . . . . . . . . . . | 41 | 440 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Residential REITs (Continued)** | | |
| Equity Residential . . . . . . . . . | 25 | $ 1,562 |
| Essex Property Trust, Inc. . . . | 10 | 1,933 |
| Mid-America Apartment Communities, Inc. . . . . . . | 13 | 958 |
| UDR, Inc. . . . . . . . . . . . . . . . | 31 | 885 |
| | | 9,391 |
| **Retail REITs – 25.0%** | | |
| Acadia Realty Trust . . . . . . . | 30 | 851 |
| DDR Corp. . . . . . . . . . . . . . . | 61 | 1,067 |
| Federal Realty Investment Trust . . . . . . . . . . . . . . . . | 9 | 1,076 |
| General Growth Properties, Inc. . . . . . . . . . . . . . . . . . | 54 | 1,263 |
| Glimcher Realty Trust . . . . . . | 46 | 494 |
| Kimco Realty Corp. . . . . . . . | 46 | 1,064 |
| Kite Realty Group Trust . . . . | 8 | 47 |
| Macerich Co. (The) . . . . . . . | 3 | 193 |
| Retail Properties of America, Inc. . . . . . . . . . . . . . . . . . | 32 | 486 |
| Simon Property Group, Inc. . . . . . . . . . . . . . . . . . | 28 | 4,646 |
| Taubman Centers, Inc. . . . . | 8 | 606 |
| | | 11,793 |
| **Specialized REITs – 23.3%** | | |
| CubeSmart . . . . . . . . . . . . . . | 31 | 575 |
| Extra Space Storage, Inc. . . . | 22 | 1,156 |
| HCP, Inc. . . . . . . . . . . . . . . . | 22 | 898 |
| Health Care REIT, Inc. . . . . . | 19 | 1,210 |
| Host Hotels & Resorts, Inc. . . . . . . . . . . . . . . . . . | 58 | 1,275 |
| LaSalle Hotel Properties . . . . | 20 | 698 |
| Pebblebrook Hotel Trust . . . | 14 | 532 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Specialized REITs (Continued)** | | |
| Public Storage, Inc. . . . . . . | 11 | $ 1,833 |
| Sabra Health Care REIT, Inc. . . . . . . . . . . . . . . . | 16 | 468 |
| Sunstone Hotel Investors, Inc. . . . . . . . . . . . . . . . | 24 | 357 |
| Ventas, Inc. . . . . . . . . . . . . | 31 | 2,009 |
| | | 11,011 |
| **TOTAL COMMON STOCKS – 98.7%** | | $46,705 |
| (Cost: $40,812) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Master Note – 1.2%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (B) . . . . | $586 | 586 |
| **TOTAL SHORT-TERM SECURITIES – 1.2%** | | $ 586 |
| (Cost: $586) | | |
| **TOTAL INVESTMENT SECURITIES – 99.9%** | | $47,291 |
| (Cost: $41,398) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%** | | 31 |
| **NET ASSETS – 100.0%** | | $47,322 |

**Notes to Schedule of Investments**

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $46,705 | $ — | $— |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 586 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $46,705 | $586 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

# Science and Technology

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.9%** |
| Information Technology | 67.6% |
| Health Care | 15.3% |
| Industrials | 5.7% |
| Consumer Discretionary | 4.3% |
| Materials | 2.9% |
| Telecommunication Services | 1.8% |
| Financials | 0.8% |
| Utilities | 0.5% |
| **Warrants** | **0.1%** |
| **Cash and Cash Equivalents** | **1.0%** |

## Country Weightings

| | |
|---|---|
| **North America** | **78.7%** |
| United States | 78.7% |
| **Europe** | **9.7%** |
| **Pacific Basin** | **4.9%** |
| **Bahamas/Caribbean** | **2.8%** |
| **Other** | **2.3%** |
| **South America** | **0.6%** |
| **Cash and Cash Equivalents** | **1.0%** |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Micron Technology, Inc. | Information Technology | Semiconductors |
| Aspen Technology, Inc. | Information Technology | Application Software |
| Alliance Data Systems Corp. | Information Technology | Data Processing & Outsourced Services |
| Cree, Inc. | Information Technology | Semiconductors |
| Vertex Pharmaceuticals, Inc. | Health Care | Biotechnology |
| Euronet Worldwide, Inc. | Information Technology | Data Processing & Outsourced Services |
| iGATE Corp. | Information Technology | IT Consulting & Other Services |
| Pentair, Inc. | Industrials | Industrial Machinery |
| Facebook, Inc., Class A | Information Technology | Internet Software & Services |
| ACI Worldwide, Inc. | Information Technology | Application Software |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Application Software – 9.8%** | | |
| ACI Worldwide, Inc. (A) | 270 | $15,052 |
| Aspen Technology, Inc. (A) | 672 | 31,158 |
| Qlik Technologies, Inc. (A) | 231 | 5,232 |
| Silver Spring Networks, Inc. (A) | 552 | 7,362 |
| | | 58,804 |
| **Biotechnology – 5.5%** | | |
| Evogene Ltd. (A) | 145 | 2,357 |
| Isis Pharmaceuticals, Inc. (A) | 311 | 10,714 |
| Vertex Pharmaceuticals, Inc. (A) | 216 | 20,489 |
| | | 33,560 |
| **Commodity Chemicals – 0.3%** | | |
| BioAmber, Inc. (A) | 206 | 2,054 |
| **Communications Equipment – 0.7%** | | |
| Ruckus Wireless, Inc. (A) | 328 | 3,911 |
| **Construction & Engineering – 1.8%** | | |
| Abengoa S.A., Class B ADR | 395 | 10,519 |
| **Consumer Electronics – 3.9%** | | |
| Garmin Ltd. | 159 | 9,671 |
| Harman International Industries, Inc. | 129 | 13,890 |
| | | 23,561 |
| **Data Processing & Outsourced Services – 12.4%** | | |
| Alliance Data Systems Corp. (A) | 105 | 29,645 |
| Euronet Worldwide, Inc. (A) | 389 | 18,751 |
| EVERTEC, Inc. | 241 | 5,844 |
| QIWI plc ADR | 223 | 8,977 |
| WNS (Holdings) Ltd. ADR (A) | 589 | 11,289 |
| | | 74,506 |
| **Electrical Components & Equipment – 0.3%** | | |
| SolarCity Corp. (A) | 23 | 1,624 |
| **Electronic Components – 1.8%** | | |
| Universal Display Corp. (A) | 230 | 7,367 |
| Vishay Intertechnology, Inc. | 213 | 3,302 |
| | | 10,669 |
| **Electronic Equipment & Instruments – 1.0%** | | |
| FLIR Systems, Inc. | 175 | 6,092 |
| **Fertilizers & Agricultural Chemicals – 2.6%** | | |
| Marrone Bio Innovations, Inc. (A) | 280 | 3,249 |
| Monsanto Co. | 97 | 12,124 |
| | | 15,373 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care Equipment – 2.9%** | | |
| Boston Scientific Corp. (A) | 713 | $ 9,111 |
| Cardiovascular Systems, Inc. (A) | 76 | 2,368 |
| Volcano Corp. (A) | 325 | 5,716 |
| | | 17,195 |
| **Health Care Facilities – 1.1%** | | |
| Tenet Healthcare Corp. (A) | 136 | 6,398 |
| **Health Care Technology – 1.6%** | | |
| Cerner Corp. (A) | 182 | 9,382 |
| **Industrial Conglomerates – 0.8%** | | |
| Toshiba Corp. (B) | 1,075 | 5,019 |
| **Industrial Machinery – 2.8%** | | |
| ESCO Technologies, Inc. | 15 | 523 |
| Pentair, Inc. (A) | 227 | 16,393 |
| | | 16,916 |
| **Integrated Telecommunication Services – 0.7%** | | |
| Windstream Corp. | 418 | 4,164 |
| **Internet Retail – 0.4%** | | |
| Coupons.com, Inc. (A) | 88 | 2,313 |
| **Internet Software & Services – 6.4%** | | |
| 21Vianet Group, Inc. ADR (A) | 176 | 5,263 |
| Facebook, Inc., Class A (A) | 231 | 15,557 |
| Google, Inc., Class A (A) | 15 | 8,770 |
| Google, Inc., Class A (A) | 15 | 8,629 |
| | | 38,219 |
| **IT Consulting & Other Services – 6.1%** | | |
| Acxiom Corp. (A) | 618 | 13,400 |
| EPAM Systems, Inc. (A) | 153 | 6,703 |
| iGATE Corp. (A) | 459 | 16,695 |
| | | 36,798 |
| **Managed Health Care – 2.3%** | | |
| Odontoprev S.A. (B) | 794 | 3,423 |
| UnitedHealth Group, Inc. | 128 | 10,472 |
| | | 13,895 |
| **Office REITs – 0.8%** | | |
| QTS Realty Trust, Inc., Class A | 163 | 4,675 |
| **Pharmaceuticals – 1.9%** | | |
| Teva Pharmaceutical Industries Ltd. ADR | 213 | 11,181 |
| **Renewable Electricity – 0.5%** | | |
| Abengoa Yield plc (A) | 78 | 2,950 |
| **Semiconductor Equipment – 1.7%** | | |
| Lam Research Corp. | 46 | 3,136 |
| Nanometrics, Inc. (A) | 154 | 2,809 |
| Photronics, Inc. (A) | 473 | 4,065 |
| | | 10,010 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Semiconductors – 24.8%** | | |
| Advanced Micro Devices, Inc. (A) | 817 | $ 3,424 |
| Cree, Inc. (A) | 494 | 24,680 |
| Cypress Semiconductor Corp. | 669 | 7,299 |
| Dialog Semiconductor plc (A)(B) | 269 | 9,332 |
| Marvell Technology Group Ltd. | 506 | 7,248 |
| Micron Technology, Inc. (A) | 1,733 | 57,107 |
| Microsemi Corp. (A) | 378 | 10,107 |
| NXP Semiconductors N.V. (A) | 192 | 12,707 |
| Rambus, Inc. (A) | 627 | 8,965 |
| Samsung Electronics Co. Ltd. (B) | 6 | 7,839 |
| | | 148,708 |
| **Systems Software – 2.0%** | | |
| Microsoft Corp. | 281 | 11,726 |
| **Technology Hardware, Storage & Peripherals – 0.9%** | | |
| Apple, Inc. | 60 | 5,594 |
| **Wireless Telecommunication Service – 1.1%** | | |
| Sprint Nextel Corp. (A) | 807 | 6,880 |
| **TOTAL COMMON STOCKS – 98.9%** | | $592,696 |
| (Cost: $357,444) | | |

**WARRANTS**

| | Shares | Value |
|---|---|---|
| **Commodity Chemicals – 0.1%** | | |
| BioAmber, Inc., Expires 5-9-17 (C) | 201 | 506 |
| **TOTAL WARRANTS – 0.1%** | | $ 506 |
| (Cost: $24) | | |

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| **Commercial Paper – 0.9%** | | |
| United Technologies Corp., 0.070%, 7-1-14 (D) | $5,398 | 5,398 |
| **Master Note – 0.3%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (E) | 2,225 | 2,225 |

**SHORT-TERM SECURITIES**

| (Continued) | Principal | Value |
|---|---|---|
| Municipal Obligations - Taxable – 0.1% | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.020%, 7-1-14 (E) . . | $300 | $ 300 |
| **TOTAL SHORT-TERM SECURITIES – 1.3%** | | $ 7,923 |
| (Cost: $7,923) | | |
| **TOTAL INVESTMENT SECURITIES – 100.3%** | | $601,125 |
| (Cost: $365,391) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)** | | (1,873) |
| **NET ASSETS – 100.0%** | | $599,252 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(D) Rate shown is the yield to maturity at June 30, 2014.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $592,696 | $ — | $— |
| Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 506 | — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 7,923 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $592,696 | $8,429 | $— |

During the period ended June 30, 2014, securities totaling $147 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

Science and Technology (in thousands) JUNE 30, 2014 (UNAUDITED)

## Country Diversification

| (as a % of net assets) | |
|---|---|
| United States | 78.7% |
| Bermuda | 2.8% |
| United Kingdom | 2.7% |
| Israel | 2.3% |
| Netherlands | 2.1% |
| India | 1.9% |
| Spain | 1.8% |
| Germany | 1.6% |
| Cyprus | 1.5% |
| South Korea | 1.3% |
| Other Countries | 2.3% |
| Other+ | 1.0% |

*+Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
# Small Cap Growth

ALL DATA IS AS OF JUNE 30, 2014 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| **Stocks** | **98.1%** |
| Information Technology | 26.1% |
| Consumer Discretionary | 23.3% |
| Industrials | 20.7% |
| Health Care | 18.3% |
| Energy | 7.6% |
| Financials | 1.8% |
| Materials | 0.3% |
| **Cash and Cash Equivalents** | **1.9%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Portfolio Recovery Associates, Inc. | Industrials |
| Targa Resources Corp. | Energy |
| Harman International Industries, Inc. | Consumer Discretionary |
| Lithia Motors, Inc. | Consumer Discretionary |
| Amerigon, Inc. | Consumer Discretionary |
| Huntington Ingalls Industries, Inc. | Industrials |
| IPG Photonics Corp. | Information Technology |
| Demandware, Inc. | Information Technology |
| WageWorks, Inc. | Industrials |
| Swift Transportation Co. | Industrials |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Small Cap Growth *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 2.6%** | | |
| Huntington Ingalls Industries, Inc. | 103 | $ 9,746 |
| **Air Freight & Logistics – 1.5%** | | |
| Hub Group, Inc. (A) | 112 | 5,636 |
| **Apparel Retail – 1.3%** | | |
| Zumiez, Inc. (A) | 182 | 5,031 |
| **Apparel, Accessories & Luxury Goods – 1.8%** | | |
| Under Armour, Inc., Class A (A) | 111 | 6,608 |
| **Application Software – 6.3%** | | |
| Synchronoss Technologies, Inc. (A) | 224 | 7,822 |
| Tyler Technologies, Inc. (A) | 87 | 7,943 |
| Ultimate Software Group, Inc. (The) (A) | 54 | 7,482 |
| | | 23,247 |
| **Auto Parts & Equipment – 3.6%** | | |
| Amerigon, Inc. (A) | 299 | 13,272 |
| **Automotive Retail – 5.1%** | | |
| Asbury Automotive Group, Inc. (A) | 79 | 5,443 |
| Lithia Motors, Inc. | 146 | 13,725 |
| | | 19,168 |
| **Biotechnology – 1.2%** | | |
| KYTHERA Biopharmaceuticals, Inc. (A) | 115 | 4,410 |
| **Broadcasting – 1.3%** | | |
| Entravision Communications Corp. | 788 | 4,904 |
| **Building Products – 1.6%** | | |
| Apogee Enterprises, Inc. | 168 | 5,860 |
| **Communications Equipment – 6.0%** | | |
| Aruba Networks, Inc. (A) | 252 | 4,424 |
| Finisar Corp. (A) | 221 | 4,358 |
| Ruckus Wireless, Inc. (A) | 563 | 6,710 |
| ShoreTel, Inc. (A) | 986 | 6,426 |
| | | 21,918 |
| **Computer & Electronics Retail – 1.5%** | | |
| Conn's, Inc. (A) | 113 | 5,567 |
| **Consumer Electronics – 3.8%** | | |
| Harman International Industries, Inc. | 133 | 14,240 |
| **Consumer Finance – 1.2%** | | |
| JGWPT Holdings, Inc., Class A (A) | 392 | 4,410 |
| **Data Processing & Outsourced Services – 0.7%** | | |
| EVERTEC, Inc. | 114 | 2,762 |
| **Diversified Metals & Mining – 0.3%** | | |
| Horsehead Holding Corp. (A) | 66 | $ 1,211 |
| **Diversified Support Services – 4.2%** | | |
| Portfolio Recovery Associates, Inc. (A) | 261 | 15,516 |
| **Electrical Components & Equipment – 1.0%** | | |
| Acuity Brands, Inc. | 28 | 3,892 |
| **Electronic Components – 0.9%** | | |
| Universal Display Corp. (A) | 107 | 3,428 |
| **Electronic Manufacturing Services – 3.6%** | | |
| IPG Photonics Corp. (A) | 135 | 9,309 |
| Methode Electronics, Inc. | 108 | 4,143 |
| | | 13,452 |
| **Footwear – 1.8%** | | |
| Skechers USA, Inc. (A) | 148 | 6,741 |
| **Health Care Equipment – 3.3%** | | |
| Cyberonics, Inc. (A) | 114 | 7,096 |
| DexCom, Inc. (A) | 132 | 5,232 |
| | | 12,328 |
| **Health Care Facilities – 4.3%** | | |
| Acadia Healthcare Co., Inc. (A) | 115 | 5,236 |
| Hanger Orthopedic Group, Inc. (A) | 201 | 6,335 |
| Surgical Care Affiliates, Inc. (A) | 148 | 4,295 |
| | | 15,866 |
| **Health Care Services – 1.0%** | | |
| Air Methods Corp. | 70 | 3,627 |
| **Health Care Supplies – 2.6%** | | |
| Align Technology, Inc. (A) | 109 | 6,084 |
| Vascular Solutions, Inc. (A) | 169 | 3,759 |
| | | 9,843 |
| **Human Resource & Employment Services – 2.4%** | | |
| WageWorks, Inc. (A) | 186 | 8,980 |
| **Industrial Machinery – 5.2%** | | |
| Barnes Group, Inc. | 134 | 5,149 |
| Proto Labs, Inc. (A) | 99 | 8,083 |
| Rexnord Corp. (A) | 218 | 6,145 |
| | | 19,377 |
| **Internet Software & Services – 5.3%** | | |
| Demandware, Inc. (A) | 134 | 9,286 |
| OpenTable, Inc. (A) | 56 | 5,813 |
| Textura Corp. (A) | 203 | 4,807 |
| | | 19,906 |
| **Investment Banking & Brokerage – 0.6%** | | |
| Moelis & Co., Class A (A) | 70 | 2,343 |
| **Leisure Facilities – 1.0%** | | |
| Vail Resorts, Inc. | 48 | $ 3,722 |
| **Oil & Gas Equipment & Services – 3.0%** | | |
| Dril-Quip, Inc. (A) | 56 | 6,140 |
| Helix Energy Solutions Group, Inc. (A) | 70 | 1,838 |
| Nuverra Environmental Solutions, Inc. (A) | 155 | 3,113 |
| | | 11,091 |
| **Oil & Gas Exploration & Production – 0.5%** | | |
| Bonanza Creek Energy, Inc. (A) | 31 | 1,759 |
| **Oil & Gas Storage & Transportation – 4.1%** | | |
| Targa Resources Corp. | 110 | 15,356 |
| **Pharmaceuticals – 5.9%** | | |
| Akorn, Inc. (A) | 184 | 6,114 |
| Aratana Therapeutics, Inc. (A) | 91 | 1,414 |
| Revance Therapeutics, Inc. (A) | 161 | 5,478 |
| Salix Pharmaceuticals Ltd. (A) | 63 | 7,787 |
| ZS Pharma, Inc. (A) | 50 | 1,438 |
| | | 22,231 |
| **Restaurants – 0.9%** | | |
| Krispy Kreme Doughnuts, Inc. (A) | 208 | 3,323 |
| **Semiconductors – 3.3%** | | |
| Atmel Corp. (A) | 499 | 4,672 |
| Canadian Solar, Inc. (A) | 78 | 2,445 |
| Integrated Device Technology, Inc. (A) | 343 | 5,302 |
| | | 12,419 |
| **Specialized Consumer Services – 1.2%** | | |
| LifeLock, Inc. (A) | 324 | 4,528 |
| **Trucking – 2.2%** | | |
| Swift Transportation Co. (A) | 326 | 8,224 |
| **TOTAL COMMON STOCKS – 98.1%** | | **$365,942** |
| (Cost: $264,249) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 1.3%** | | |
| United Technologies Corp., 0.070%, 7-1-14 (B) | $1,684 | 1,684 |
| Wal-Mart Stores, Inc., 0.060%, 7-14-14 (B) | 3,000 | 3,000 |
| | | 4,684 |

Small Cap Growth *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note – 0.4% | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (C) | $1,579 | $ 1,579 |
| **TOTAL SHORT-TERM SECURITIES – 1.7%** | | **$ 6,263** |
| (Cost: $6,263) | | |
| **TOTAL INVESTMENT SECURITIES – 99.8%** | | **$372,205** |
| (Cost: $270,512) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%** | | **914** |
| **NET ASSETS – 100.0%** | | **$373,119** |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $365,942 | $ — | $— |
| Short-Term Securities | — | 6,263 | — |
| Total | $365,942 | $6,263 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

## Asset Allocation

| | |
|---|---|
| **Stocks** | **90.2%** |
| Financials | 25.7% |
| Industrials | 18.3% |
| Consumer Discretionary | 12.6% |
| Energy | 10.2% |
| Information Technology | 10.2% |
| Materials | 7.1% |
| Health Care | 5.0% |
| Utilities | 1.1% |
| **Cash and Cash Equivalents** | **9.8%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Armstrong World Industries, Inc. | Industrials |
| Teradyne, Inc. | Information Technology |
| Matson, Inc. | Industrials |
| Saia, Inc. | Industrials |
| Atlas Pipeline Partners L.P. | Energy |
| Carmike Cinemas, Inc. | Consumer Discretionary |
| LifePoint Hospitals, Inc. | Health Care |
| Western Alliance Bancorporation | Financials |
| SunCoke Energy Partners L.P. | Materials |
| Marten Transport Ltd. | Industrials |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aerospace & Defense – 0.5%** | | |
| Triumph Group, Inc. . . . . . . . | 21 | $ 1,445 |
| **Apparel Retail – 2.7%** | | |
| AnnTaylor Stores Corp. (A) . . | 82 | 3,366 |
| Express, Inc. (A) . . . . . . . . . . | 101 | 1,713 |
| Stage Stores, Inc. . . . . . . . . . | 151 | 2,818 |
| | | 7,897 |
| **Application Software – 0.8%** | | |
| Synchronoss Technologies, Inc. (A) . . . . . . . . . . . . . . . | 72 | 2,503 |
| **Auto Parts & Equipment – 3.8%** | | |
| Dana Holding Corp. . . . . . . . . | 246 | 6,009 |
| Visteon Corp. (A) . . . . . . . . . | 54 | 5,248 |
| | | 11,257 |
| **Building Products – 4.7%** | | |
| Armstrong World Industries, Inc. (A) . . . . . . . . . . . . . . . | 140 | 8,057 |
| Continental Building Products, Inc. (A) . . . . . . . . . . . . . . . | 146 | 2,250 |
| NCI Building Systems, Inc. (A) . . . . . . . . . . . . . . . | 192 | 3,723 |
| | | 14,030 |
| **Casinos & Gaming – 2.0%** | | |
| Pinnacle Entertainment, Inc. (A) . . . . . . . . . . . . . . . | 239 | 6,026 |
| **Construction & Engineering – 1.1%** | | |
| Foster Wheeler Ltd. (A) . . . . . | 99 | 3,387 |
| **Construction Machinery & Heavy Trucks – 2.8%** | | |
| Manitowoc Co., Inc. (The) . . . | 130 | 4,271 |
| Terex Corp. . . . . . . . . . . . . . . | 99 | 4,057 |
| | | 8,328 |
| **Consumer Finance – 0.5%** | | |
| JGWPT Holdings, Inc., Class A (A) . . . . . . . . . . . . | 128 | 1,440 |
| **Data Processing & Outsourced Services – 2.3%** | | |
| CoreLogic, Inc. (A) . . . . . . . . | 97 | 2,945 |
| EVERTEC, Inc. . . . . . . . . . . . . | 163 | 3,958 |
| | | 6,903 |
| **Forest Products – 1.0%** | | |
| Boise Cascade Co. (A) . . . . . . | 103 | 2,938 |
| **Gas Utilities – 1.1%** | | |
| Southwest Gas Corp. . . . . . . . | 62 | 3,290 |
| **Health Care Facilities – 5.0%** | | |
| Community Health Systems, Inc. (A) . . . . . . . . . . . . . . . | 79 | 3,580 |
| HealthSouth Corp. . . . . . . . . . | 118 | 4,236 |
| LifePoint Hospitals, Inc. (A) . . | 113 | 7,036 |
| | | 14,852 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care REITs – 0.4%** | | |
| Titan International, Inc. . . . . . | 69 | $ 1,157 |
| **Homebuilding – 0.5%** | | |
| M.D.C. Holdings, Inc. . . . . . . | 50 | 1,521 |
| **Life & Health Insurance – 2.8%** | | |
| American Equity Investment Life Holding Co. . . . . . . . . . | 151 | 3,710 |
| Fidelity & Guaranty Life . . . . . | 197 | 4,713 |
| | | 8,423 |
| **Marine – 2.6%** | | |
| Matson, Inc. . . . . . . . . . . . . . . | 290 | 7,787 |
| **Metal & Glass Containers – 1.1%** | | |
| Owens-Illinois, Inc. (A) . . . . . . | 94 | 3,246 |
| **Movies & Entertainment – 3.6%** | | |
| Carmike Cinemas, Inc. (A) . . . | 209 | 7,328 |
| Cinemark Holdings, Inc. . . . . | 96 | 3,377 |
| | | 10,705 |
| **Office REITs – 2.7%** | | |
| Corporate Office Properties Trust . . . . . . . . . . . . . . . . . | 164 | 4,567 |
| Lexington Corp. Properties Trust . . . . . . . . . . . . . . . . . | 318 | 3,504 |
| | | 8,071 |
| **Oil & Gas Equipment & Services – 4.0%** | | |
| Basic Energy Services, Inc. (A) . . . . . . . . . . . . . . . | 135 | 3,942 |
| GulfMark Offshore, Inc. . . . . . | 53 | 2,390 |
| Key Energy Services, Inc. (A) . . . . . . . . . . . . . . . | 361 | 3,300 |
| McDermott International, Inc. (A) . . . . . . . . . . . . . . . | 270 | 2,180 |
| | | 11,812 |
| **Oil & Gas Exploration & Production – 0.4%** | | |
| RSP Permian, Inc. (A) . . . . . . | 37 | 1,187 |
| **Oil & Gas Refining & Marketing – 1.9%** | | |
| Western Refining, Inc. . . . . . . | 147 | 5,531 |
| **Oil & Gas Storage & Transportation – 3.9%** | | |
| Atlas Energy L.P. . . . . . . . . . . | 99 | 4,421 |
| Atlas Pipeline Partners L.P. . . | 217 | 7,461 |
| | | 11,882 |
| **Property & Casualty Insurance – 1.8%** | | |
| Argo Group International Holdings Ltd. . . . . . . . . . . . | 103 | 5,260 |
| **Real Estate Operating Companies – 1.4%** | | |
| Forest City Enterprises, Inc., Class A (A) . . . . . . . . . . . . . | 216 | 4,284 |
| **Regional Banks – 8.7%** | | |
| First Horizon National Corp. . . . . . . . . . . . . . . . . . | 407 | 4,829 |
| Synovus Financial Corp. . . . . . | 150 | 3,649 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Regional Banks** (Continued) | | |
| Texas Capital Bancshares, Inc. (A) . . . . . . . . . . . . . . . | 67 | $ 3,620 |
| Webster Financial Corp. . . . . . | 116 | 3,665 |
| Western Alliance Bancorporation (A) . . . . . . | 294 | 7,001 |
| Zions Bancorporation . . . . . | 105 | 3,083 |
| | | 25,847 |
| **Reinsurance – 4.9%** | | |
| Endurance Specialty Holdings Ltd. . . . . . . . . . . | 88 | 4,535 |
| Maiden Holdings Ltd. . . . . . | 369 | 4,464 |
| Reinsurance Group of America, Inc. . . . . . . . . . . | 71 | 5,570 |
| | | 14,569 |
| **Semiconductor Equipment – 2.6%** | | |
| Teradyne, Inc. . . . . . . . . . . . | 398 | 7,807 |
| **Semiconductors – 2.8%** | | |
| Freescale Semiconductor, Inc. (A) . . . . . . . . . . . . . . . | 192 | 4,505 |
| Spansion, Inc. (A) . . . . . . . . | 168 | 3,538 |
| | | 8,043 |
| **Specialized REITs – 1.4%** | | |
| Strategic Hotels & Resorts, Inc. (A) . . . . . . . . . . . . . . . | 343 | 4,018 |
| **Specialty Chemicals – 2.8%** | | |
| Cytec Industries, Inc. . . . . . . | 44 | 4,628 |
| Kraton Performance Polymers, Inc. (A) . . . . . . . | 177 | 3,956 |
| | | 8,584 |
| **Steel – 2.2%** | | |
| SunCoke Energy Partners L.P. . . . . . . . . . . . . . . . . . | 213 | 6,418 |
| **Technology Distributors – 1.7%** | | |
| Insight Enterprises, Inc. (A) . . . . . . . . . . . . . . . | 165 | 5,072 |
| **Trucking – 6.6%** | | |
| Con-way, Inc. . . . . . . . . . . . . | 109 | 5,469 |
| Marten Transport Ltd. . . . . . | 278 | 6,208 |
| Saia, Inc. (A) . . . . . . . . . . . . | 172 | 7,563 |
| | | 19,240 |
| **TOTAL COMMON STOCKS – 89.1%** | | **$264,760** |
| (Cost: $210,573) | | |
| **INVESTMENT FUNDS** | | |
| **Asset Management & Custody Banks – 1.1%** | | |
| THL Credit, Inc. . . . . . . . . . . | 234 | 3,282 |
| **TOTAL INVESTMENT FUNDS – 1.1%** | | **$ 3,282** |
| (Cost: $3,062) | | |

Small Cap Value *(in thousands)* JUNE 30, 2014 (UNAUDITED)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper – 7.7%** | | |
| Army & Air Force Exchange Service, 0.090%, 7-16-14 (B) | $3,200 | $ 3,200 |
| Exxon Mobil Corp., 0.060%, 7-10-14 (B) | 4,000 | 4,000 |
| United Technologies Corp., 0.070%, 7-1-14 (B) | 8,476 | 8,476 |
| USAA Capital Corp., 0.060%, 7-1-14 (B) | 7,000 | 7,000 |
| | | 22,676 |
| **Master Note – 1.1%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (C) | 3,279 | 3,279 |
| **Municipal Obligations – Taxable – 0.9%** | | |
| Franklin, OH, Var Rate Demand Hosp Fac Rfdg and Impvt Rev Bonds (U.S. Hlth Corp. of Columbus), Ser 1996A (GTD by U.S. Bank N.A.), 0.060%, 7-7-14 (C) | 1,430 | 1,430 |
| NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.080%, 7-7-14 (C) | $1,283 | $ 1,283 |
| | | 2,713 |
| **TOTAL SHORT-TERM SECURITIES – 9.7%** | | **$ 28,668** |
| (Cost: $28,668) | | |
| **TOTAL INVESTMENT SECURITIES – 99.9%** | | **$296,710** |
| (Cost: $242,303) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%** | | **297** |
| **NET ASSETS – 100.0%** | | **$297,007** |

**Notes to Schedule of Investments**

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2014 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Manitowoc Co., Inc. (The) | Societe Generale Bank | Call | 650 | August 2014 | $35.00 | $59 | $(49) |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $264,760 | $ — | $— |
| Investment Funds | 3,282 | — | — |
| Short-Term Securities | — | 28,668 | — |
| Total | $268,042 | $28,668 | $— |
| **Liabilities** | | | |
| Written Options | $ — | $ 49 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

# Value

## Asset Allocation

| | |
|---|---:|
| **Stocks** | **97.2%** |
| Financials | 25.2% |
| Energy | 20.4% |
| Health Care | 13.1% |
| Information Technology | 13.0% |
| Consumer Discretionary | 10.6% |
| Consumer Staples | 7.5% |
| Materials | 6.3% |
| Industrials | 1.1% |
| **Cash and Cash Equivalents** | **2.8%** |

## Top 10 Equity Holdings

| Company | Sector |
|---|---|
| Western Digital Corp. | Information Technology |
| Capital One Financial Corp. | Financials |
| JPMorgan Chase & Co. | Financials |
| Citigroup, Inc. | Financials |
| Time Warner Cable, Inc. | Consumer Discretionary |
| SanDisk Corp. | Information Technology |
| Xerox Corp. | Information Technology |
| Atlas Energy L.P. | Energy |
| Marathon Petroleum Corp. | Energy |
| Humana, Inc. | Health Care |

*See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.*

Value (in thousands) JUNE 30, 2014 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Asset Management & Custody Banks – 1.8%** | | |
| Blackstone Group L.P. (The) | 197 | $ 6,571 |
| **Biotechnology – 1.9%** | | |
| Amgen, Inc. | 58 | 6,877 |
| **Cable & Satellite – 4.0%** | | |
| Time Warner Cable, Inc. | 100 | 14,701 |
| **Consumer Finance – 6.0%** | | |
| Ally Financial, Inc. (A) | 205 | 4,892 |
| Capital One Financial Corp. | 201 | 16,586 |
| | | 21,478 |
| **Department Stores – 2.0%** | | |
| Macy's, Inc. | 124 | 7,194 |
| **Diversified Chemicals – 3.2%** | | |
| Dow Chemical Co. (The) | 226 | 11,609 |
| **Drug Retail – 2.7%** | | |
| CVS Caremark Corp. | 130 | 9,791 |
| **Electronic Equipment & Instruments – 4.0%** | | |
| Xerox Corp. | 1,161 | 14,447 |
| **General Merchandise Stores – 2.8%** | | |
| Target Corp. | 171 | 9,927 |
| **Health Care Distributors – 2.0%** | | |
| McKesson Corp. (B) | 39 | 7,169 |
| **Health Care Facilities – 2.3%** | | |
| HCA Holdings, Inc. (A) | 147 | 8,305 |
| **Hotels, Resorts & Cruise Lines – 1.8%** | | |
| Wyndham Worldwide Corp. | 84 | 6,368 |
| **Industrial Machinery – 1.1%** | | |
| Parker Hannifin Corp. | 31 | 3,885 |
| **Integrated Oil & Gas – 2.9%** | | |
| Occidental Petroleum Corp. | 101 | 10,355 |
| **Investment Banking & Brokerage – 1.0%** | | |
| Goldman Sachs Group, Inc. (The) | 22 | $ 3,633 |
| **Life & Health Insurance – 2.5%** | | |
| MetLife, Inc. | 162 | 8,990 |
| **Managed Health Care – 4.4%** | | |
| Humana, Inc. (B) | 91 | 11,674 |
| WellPoint, Inc. | 36 | 3,863 |
| | | 15,537 |
| **Oil & Gas Refining & Marketing – 7.2%** | | |
| HollyFrontier Corp. | 152 | 6,654 |
| Marathon Petroleum Corp. | 152 | 11,844 |
| Phillips 66 | 92 | 7,383 |
| | | 25,881 |
| **Oil & Gas Storage & Transportation – 10.3%** | | |
| Atlas Energy L.P. | 309 | 13,885 |
| Atlas Pipeline Partners L.P. | 264 | 9,092 |
| MarkWest Energy Partners L.P. | 65 | 4,653 |
| Regency Energy Partners L.P. | 297 | 9,557 |
| | | 37,187 |
| **Other Diversified Financial Services – 8.6%** | | |
| Citigroup, Inc. | 324 | 15,275 |
| JPMorgan Chase & Co. | 266 | 15,316 |
| | | 30,591 |
| **Pharmaceuticals – 2.5%** | | |
| Teva Pharmaceutical Industries Ltd. ADR | 173 | 9,048 |
| **Property & Casualty Insurance – 2.3%** | | |
| ACE Ltd. | 81 | 8,358 |
| **Reinsurance – 3.0%** | | |
| Reinsurance Group of America, Inc. | 136 | 10,754 |
| **Soft Drinks – 1.9%** | | |
| Coca-Cola Enterprises, Inc. (C) | 146 | 6,957 |
| **Specialty Chemicals – 3.1%** | | |
| LyondellBasell Industries N.V., Class A | 113 | $ 11,015 |
| **Technology Hardware, Storage & Peripherals – 9.0%** | | |
| SanDisk Corp. | 141 | 14,683 |
| Western Digital Corp. | 189 | 17,407 |
| | | 32,090 |
| **Tobacco – 2.9%** | | |
| Philip Morris International, Inc. | 123 | 10,327 |
| **TOTAL COMMON STOCKS – 97.2%** | | **$349,045** |
| (Cost: $287,039) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper – 1.6%** | | |
| United Technologies Corp., 0.070%, 7-1-14 (D) | $5,515 | 5,515 |
| **Master Note – 1.0%** | | |
| Toyota Motor Credit Corp., 0.104%, 7-2-14 (E) | 3,761 | 3,761 |
| **TOTAL SHORT-TERM SECURITIES – 2.6%** | | **$ 9,276** |
| (Cost: $9,276) | | |
| **TOTAL INVESTMENT SECURITIES – 99.8%** | | **$358,321** |
| (Cost: $296,315) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%** | | **764** |
| **NET ASSETS – 100.0%** | | **$359,085** |

**Notes to Schedule of Investments**

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at June 30, 2014.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2014. Date shown represents the date that the variable rate resets.

Value (in thousands) JUNE 30, 2014 (UNAUDITED)

The following written options were outstanding at June 30, 2014 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Coca-Cola Enterprises, Inc. | Morgan Stanley & Co., Inc. | Call | 1,434 | August 2014 | $ 49.00 | $ 90 | $(132) |
| Humana, Inc. | N/A | Call | 286 | August 2014 | 140.00 | 38 | (35) |
| Limited Brands, Inc. | N/A | Put | 239 | August 2014 | 55.00 | 42 | (14) |
| McKesson Corp. | N/A | Call | 193 | August 2014 | 200.00 | 46 | (14) |
| | | | | | | $216 | $(195) |

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $349,045 | $ — | $— |
| Short-Term Securities | — | 9,276 | — |
| Total | $349,045 | $9,276 | $— |
| **Liabilities** | | | |
| Written Options | $ 63 | $ 132 | $— |

As of June 30, 2014, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Pathfinder Aggressive | Pathfinder Conservative | Pathfinder Moderate | Pathfinder Moderately Aggressive | Pathfinder Moderately Conservative | Pathfinder Moderate – Managed Volatility | Pathfinder Moderately Aggressive – Managed Volatility |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at market value+ | $ 578 | $ 439 | $ 222 | $ 631 | $ 544 | $ 3,391 | $ 1,209 |
| Investments in affiliated securities at market value+ | 87,969 | 122,497 | 934,548 | 1,116,463 | 300,596 | 102,286 | 30,184 |
| **Investments at Market Value** | 88,547 | 122,936 | 934,770 | 1,117,094 | 301,140 | 105,677 | 31,393 |
| Cash | 1 | —* | 1 | 1 | 1 | 1 | —* |
| Restricted cash | — | — | — | — | — | 52 | 17 |
| Investment securities sold receivable | 22 | 161 | 378 | — | 56 | — | — |
| Dividends and interest receivable | —* | —* | 1 | —* | —* | —* | —* |
| Capital shares sold receivable | —* | 48 | 1,884 | 43 | 1,086 | 857 | 241 |
| Variation margin receivable | — | — | — | — | — | —* | —* |
| Prepaid and other assets | — | — | — | — | — | 5 | 5 |
| **Total Assets** | 88,570 | 123,145 | 937,034 | 1,117,138 | 302,283 | 106,592 | 31,656 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | — | — | — | 31 | — | 227 | 275 |
| Capital shares redeemed payable | 32 | 6 | 105 | 543 | 33 | 6 | 3 |
| Trustees and Chief Compliance Officer fees payable | 5 | 5 | 33 | 40 | 11 | —* | —* |
| Shareholder servicing payable | —* | —* | 3 | 4 | 1 | —* | —* |
| Investment management fee payable | — | — | — | — | — | 1 | —* |
| Accounting services fee payable | 2 | 3 | 13 | 15 | 5 | 2 | 1 |
| Other liabilities | 3 | 3 | 9 | 14 | 9 | 4 | 2 |
| **Total Liabilities** | 42 | 17 | 163 | 647 | 59 | 240 | 281 |
| **Total Net Assets** | $88,528 | $123,128 | $936,871 | $1,116,491 | $302,224 | $106,352 | $31,375 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $73,874 | $110,320 | $787,729 | $ 912,789 | $262,442 | $102,377 | $29,849 |
| Undistributed net investment income | 2,360 | 1,399 | 15,606 | 25,261 | 4,256 | 1,292 | 541 |
| Accumulated net realized gain | 7,800 | 6,675 | 66,941 | 83,966 | 19,384 | 4,773 | 1,678 |
| Net unrealized appreciation (depreciation) | 4,494 | 4,734 | 66,595 | 94,475 | 16,142 | (2,090) | (693) |
| **Total Net Assets** | $88,528 | $123,128 | $936,871 | $1,116,491 | $302,224 | $106,352 | $31,375 |
| **CAPITAL SHARES OUTSTANDING** | 15,552 | 22,473 | 160,946 | 183,043 | 52,603 | 19,190 | 5,596 |
| **NET ASSET VALUE PER SHARE** | $5.69 | $5.48 | $5.82 | $6.10 | $5.75 | $5.54 | $5.61 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $ 578 | $ 439 | $ 222 | $ 631 | $ 544 | $ 3,391 | $ 1,209 |
| Investments in affiliated securities at cost | 83,475 | 117,763 | 867,953 | 1,021,988 | 284,454 | 104,385 | 30,880 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Pathfinder Moderately Conservative – Managed Volatility | Asset Strategy[1] | Balanced | Bond | Core Equity | Dividend Opportunities | Energy |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at market value+ | $ 632 | $1,571,122 | $413,840 | $314,782 | $503,677 | $506,035 | $145,196 |
| Investments in affiliated securities at market value+ | 20,479 | 40,864 | — | — | — | — | — |
| Bullion at market value+ | — | 108,658 | — | — | — | — | — |
| **Investments at Market Value** | 21,111 | 1,720,644 | 413,840 | 314,782 | 503,677 | 506,035 | 145,196 |
| Cash | —* | 1,458 | 1 | 1 | —* | 1 | —* |
| Cash denominated in foreign currencies at market value+ | — | 1,283 | — | — | — | — | — |
| Restricted cash | 9 | — | — | — | — | — | — |
| Investment securities sold receivable | — | — | 1,766 | — | 17,730 | — | 603 |
| Dividends and interest receivable | —* | 5,753 | 965 | 2,603 | 473 | 741 | 94 |
| Capital shares sold receivable | 3 | 1,961 | 29 | —* | 59 | 82 | 1,323 |
| Unrealized appreciation on swap agreements | — | 2,709 | — | — | — | — | — |
| Prepaid and other assets | 6 | — | — | —* | — | — | — |
| **Total Assets** | 21,129 | 1,733,808 | 416,601 | 317,386 | 521,939 | 506,859 | 147,216 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | — | 6,796 | 2,531 | — | 6,609 | 1,226 | 3,964 |
| Capital shares redeemed payable | 1 | 1,241 | 340 | 715 | 506 | 204 | 5 |
| Trustees and Chief Compliance Officer fees payable | —* | 138 | 85 | 78 | 162 | 25 | 4 |
| Service fee payable | — | 12 | 3 | 2 | 3 | 3 | 1 |
| Shareholder servicing payable | —* | 6 | 2 | 1 | 2 | 2 | 1 |
| Investment management fee payable | —* | 32 | 8 | 4 | 9 | 10 | 3 |
| Accounting services fee payable | 1 | 21 | 10 | 8 | 11 | 11 | 5 |
| Unrealized depreciation on forward foreign currency contracts | — | 316 | — | — | — | — | — |
| Unrealized depreciation on swap agreements | — | 346 | — | — | — | — | — |
| Variation margin payable | — | — | — | 22 | — | — | — |
| Written options at market value+ | — | 89 | — | — | — | — | — |
| Other liabilities | 2 | 152 | 7 | 8 | 9 | 8 | 4 |
| **Total Liabilities** | 4 | 9,149 | 2,986 | 838 | 7,311 | 1,489 | 3,987 |
| **Total Net Assets** | $21,125 | $1,724,659 | $413,615 | $316,548 | $514,628 | $505,370 | $143,229 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $20,280 | $1,334,813 | $279,206 | $306,370 | $354,873 | $357,933 | $108,047 |
| Undistributed net investment income | 195 | 15,996 | 1,736 | 3,666 | 831 | 3,098 | 36 |
| Accumulated net realized gain (loss) | 875 | 252,836 | 22,307 | (1,407) | 29,111 | 23,948 | (1,989) |
| Net unrealized appreciation (depreciation) | (225) | 121,014 | 110,366 | 7,919 | 129,813 | 120,391 | 37,135 |
| **Total Net Assets** | $21,125 | $1,724,659 | $413,615 | $316,548 | $514,628 | $505,370 | $143,229 |
| **CAPITAL SHARES OUTSTANDING** | 3,883 | 151,656 | 41,312 | 59,731 | 37,351 | 57,311 | 16,435 |
| **NET ASSET VALUE PER SHARE** | $5.44 | $11.37 | $10.01 | $5.30 | $13.78 | $8.82 | $8.72 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $ 632 | $1,449,425 | $303,474 | $306,874 | $373,864 | $385,644 | $108,061 |
| Investments in affiliated securities at cost | 20,704 | 40,864 | — | — | — | — | — |
| Bullion at cost | — | 111,563 | — | — | — | — | — |
| Cash denominated in foreign currencies at cost | — | 1,284 | — | — | — | — | — |
| Written options premiums received at cost | — | 234 | — | — | — | — | — |

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Global Bond | Global Natural Resources | Growth | High Income | International Core Equity | International Growth | Limited-Term Bond |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at market value+ | $18,629 | $195,623 | $815,968 | $867,103 | $710,578 | $436,003 | $459,150 |
| Investments at Market Value | 18,629 | 195,623 | 815,968 | 867,103 | 710,578 | 436,003 | 459,150 |
| Cash | 8 | 1 | —* | 1,855 | 1 | 1 | —* |
| Cash denominated in foreign currencies at market value+ | — | — | — | 4 | 819 | 1 | — |
| Restricted cash | — | — | — | — | 21 | — | — |
| Investment securities sold receivable | — | — | — | 5,421 | 547 | 5,536 | — |
| Dividends and interest receivable | 208 | 152 | 636 | 11,448 | 1,945 | 1,451 | 4,125 |
| Capital shares sold receivable | 2 | 102 | 69 | 1,322 | 116 | 86 | 123 |
| Prepaid and other assets | — | — | 1 | —* | — | — | — |
| Total Assets | 18,847 | 195,878 | 816,674 | 887,153 | 714,027 | 443,078 | 463,398 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | 162 | 3,196 | — | 18,182 | 5,953 | — | — |
| Capital shares redeemed payable | 2 | 192 | 765 | 479 | 331 | 168 | 107 |
| Trustees and Chief Compliance Officer fees payable | 1 | 17 | 242 | 48 | 73 | 55 | 9 |
| Service fee payable | —* | 1 | 6 | 6 | 5 | 3 | 3 |
| Shareholder servicing payable | —* | 1 | 4 | 2 | 2 | 2 | 1 |
| Investment management fee payable | — | 5 | 15 | 14 | 16 | 10 | 6 |
| Accounting services fee payable | 1 | 6 | 17 | 17 | 14 | 11 | 11 |
| Unrealized depreciation on forward foreign currency contracts | — | 81 | — | 14 | 218 | 81 | — |
| Variation margin payable | — | — | — | — | — | — | 73 |
| Other liabilities | 8 | 6 | 18 | 60 | 44 | 26 | 6 |
| Total Liabilities | 174 | 3,505 | 1,067 | 18,822 | 6,656 | 356 | 216 |
| Total Net Assets | $18,673 | $192,373 | $815,607 | $868,331 | $707,371 | $442,722 | $463,182 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $18,131 | $184,849 | $510,827 | $812,685 | $565,959 | $347,157 | $458,822 |
| Undistributed (distributions in excess of) net investment income | 287 | 1 | 630 | 24,603 | (548) | 342 | 3,081 |
| Accumulated net realized gain (loss) | (147) | (25,636) | 60,537 | 7,437 | 44,113 | 18,461 | (3,521) |
| Net unrealized appreciation | 402 | 33,159 | 243,613 | 23,606 | 97,847 | 76,762 | 4,800 |
| Total Net Assets | $18,673 | $192,373 | $815,607 | $868,331 | $707,371 | $442,722 | $463,182 |
| **CAPITAL SHARES OUTSTANDING** | 3,565 | 30,963 | 71,781 | 218,889 | 36,780 | 47,395 | 94,240 |
| **NET ASSET VALUE PER SHARE** | $5.24 | $6.21 | $11.36 | $3.97 | $19.23 | $9.34 | $4.91 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $18,228 | $162,383 | $572,355 | $843,483 | $612,528 | $359,191 | $454,474 |
| Cash denominated in foreign currencies at cost | — | — | — | 4 | 825 | 1 | — |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Micro Cap Growth | Mid Cap Growth | Money Market | Real Estate Securities | Science and Technology | Small Cap Growth | Small Cap Value |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at market value+ | $75,090 | $450,300 | $754,106 | $47,291 | $601,125 | $372,205 | $296,710 |
| **Investments at Market Value** | 75,090 | 450,300 | 754,106 | 47,291 | 601,125 | 372,205 | 296,710 |
| Cash | 100 | 1 | 1 | 1 | 1 | —* | —* |
| Investment securities sold receivable | 819 | — | — | 125 | 534 | 1,703 | 436 |
| Dividends and interest receivable | 21 | 181 | 369 | 155 | 285 | 20 | 193 |
| Capital shares sold receivable | 38 | 633 | 2,061 | 37 | 543 | 97 | 48 |
| Receivable from affiliates | — | 76 | 1,023 | — | — | — | — |
| Prepaid and other assets | — | — | —* | — | — | — | — |
| **Total Assets** | 76,068 | 451,191 | 757,560 | 47,609 | 602,488 | 374,025 | 297,387 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | 656 | — | — | 255 | 2,824 | 698 | 159 |
| Capital shares redeemed payable | 27 | 362 | 229 | 20 | 296 | 77 | 121 |
| Distributions payable | — | — | —* | — | — | — | — |
| Trustees and Chief Compliance Officer fees payable | 7 | 14 | 32 | 5 | 70 | 100 | 27 |
| Service fee payable | 1 | 3 | — | —* | 4 | 3 | 2 |
| Shareholder servicing payable | —* | 1 | 2 | —* | 2 | 2 | 1 |
| Investment management fee payable | 2 | 10 | 8 | 1 | 14 | 8 | 7 |
| Accounting services fee payable | 4 | 11 | 17 | 2 | 13 | 8 | 8 |
| Written options at market value+ | — | 7 | — | — | — | — | 49 |
| Other liabilities | 3 | 8 | 9 | 4 | 13 | 10 | 6 |
| **Total Liabilities** | 700 | 416 | 297 | 287 | 3,236 | 906 | 380 |
| **Total Net Assets** | $75,368 | $450,775 | $757,263 | $47,322 | $599,252 | $373,119 | $297,007 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $50,492 | $340,622 | $757,270 | $38,780 | $350,806 | $236,573 | $225,817 |
| Undistributed (distributions in excess of) net investment income | (417) | (1,171) | — | 481 | (1,255) | (2,104) | 404 |
| Accumulated net realized gain (loss) | 9,001 | 41,389 | (7) | 2,168 | 13,967 | 36,957 | 16,369 |
| Net unrealized appreciation | 16,292 | 69,935 | — | 5,893 | 235,734 | 101,693 | 54,417 |
| **Total Net Assets** | $75,368 | $450,775 | $757,263 | $47,322 | $599,252 | $373,119 | $297,007 |
| **CAPITAL SHARES OUTSTANDING** | 2,796 | 43,201 | 757,273 | 5,487 | 23,449 | 31,040 | 16,664 |
| **NET ASSET VALUE PER SHARE** | $26.95 | $10.43 | $1.00 | $8.62 | $25.56 | $12.02 | $17.82 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $58,798 | $380,396 | $754,106 | $41,398 | $365,391 | $270,512 | $242,303 |
| Written options premiums received at cost | — | 38 | — | — | — | — | 59 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Value |
|---|---:|
| **ASSETS** | |
| Investments in unaffiliated securities at market value+ | $358,321 |
| **Investments at Market Value** | **358,321** |
| Cash | —* |
| Investment securities sold receivable | 2,188 |
| Dividends and interest receivable | 495 |
| Capital shares sold receivable | 69 |
| **Total Assets** | **361,073** |
| **LIABILITIES** | |
| Investment securities purchased payable | 1,488 |
| Capital shares redeemed payable | 229 |
| Trustees and Chief Compliance Officer fees payable | 51 |
| Service fee payable | 2 |
| Shareholder servicing payable | 1 |
| Investment management fee payable | 7 |
| Accounting services fee payable | 8 |
| Written options at market value+ | 195 |
| Other liabilities | 7 |
| **Total Liabilities** | **1,988** |
| **Total Net Assets** | **$359,085** |
| **NET ASSETS** | |
| Capital paid in (shares authorized – unlimited) | $256,673 |
| Undistributed net investment income | 4,239 |
| Accumulated net realized gain | 36,146 |
| Net unrealized appreciation | 62,027 |
| **Total Net Assets** | **$359,085** |
| **CAPITAL SHARES OUTSTANDING** | 50,637 |
| **NET ASSET VALUE PER SHARE** | $7.09 |
| **+COST** | |
| Investments in unaffiliated securities at cost | $296,315 |
| Written options premiums received at cost | 216 |

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Pathfinder Aggressive | Pathfinder Conservative | Pathfinder Moderate | Pathfinder Moderately Aggressive | Pathfinder Moderately Conservative | Pathfinder Moderate – Managed Volatility | Pathfinder Moderately Aggressive – Managed Volatility |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from affiliated securities | $ 2,399 | $ 1,446 | $ 15,798 | $ 25,482 | $ 4,343 | $ 1,414 | $ 607 |
| Interest and amortization from unaffiliated securities | —* | —* | —* | —* | —* | 1 | —* |
| Total Investment Income | 2,399 | 1,446 | 15,798 | 25,482 | 4,343 | 1,415 | 607 |
| **EXPENSES** | | | | | | | |
| Investment management fee | — | — | — | — | — | 66 | 22 |
| Shareholder servicing | 1 | 1 | 9 | 11 | 3 | —* | —* |
| Offering Costs | — | — | — | — | — | 19 | 19 |
| Custodian fees | 1 | 1 | 2 | 1 | 1 | 2 | 2 |
| Trustees and Chief Compliance Officer fees | 3 | 4 | 26 | 31 | 9 | 1 | —* |
| Accounting services fee | 13 | 18 | 76 | 88 | 31 | 12 | 5 |
| Professional fees | 12 | 12 | 23 | 27 | 15 | 13 | 12 |
| Other | 4 | 7 | 24 | 29 | 15 | 5 | 2 |
| Total Expenses | 34 | 43 | 160 | 187 | 74 | 118 | 62 |
| Net Investment Income | 2,365 | 1,403 | 15,638 | 25,295 | 4,269 | 1,297 | 545 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in affiliated securities | 1,624 | 2,510 | 18,727 | 21,062 | 6,411 | 247 | 112 |
| Distributions of realized capital gains from affiliated securities | 6,178 | 4,168 | 48,233 | 62,921 | 12,979 | 4,322 | 1,499 |
| Futures contracts | — | — | — | — | — | 239 | 77 |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in affiliated securities | (6,584) | (5,346) | (52,204) | (66,234) | (15,373) | (3,033) | (1,117) |
| Futures contracts | — | — | — | — | — | (16) | (4) |
| Net Realized and Unrealized Gain | 1,218 | 1,332 | 14,756 | 17,749 | 4,017 | 1,759 | 567 |
| Net Increase in Net Assets Resulting from Operations | $ 3,583 | $ 2,735 | $ 30,394 | $ 43,044 | $ 8,286 | $ 3,056 | $ 1,112 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Pathfinder Moderately Conservative – Managed Volatility | Asset Strategy[1] | Balanced | Bond | Core Equity | Dividend Opportunities | Energy |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ — | $ 16,224 | $ 2,552 | $ — | $ 3,358 | $ 5,351 | $ 573 |
| Dividends from affiliated securities | 253 | — | — | — | — | — | — |
| Foreign dividend withholding tax | — | (813) | — | — | (25) | (14) | (14) |
| Interest and amortization from unaffiliated securities | —* | 1,379 | 1,314 | 4,979 | 3 | 5 | 3 |
| Foreign interest withholding tax | — | —* | — | — | — | — | — |
| Payment in-kind bond security income | — | 2,361 | — | — | — | — | — |
| **Total Investment Income** | **253** | **19,151** | **3,866** | **4,979** | **3,336** | **5,342** | **562** |
| **EXPENSES** | | | | | | | |
| Investment management fee | 15 | 5,730 | 1,417 | 744 | 1,726 | 1,677 | 475 |
| Service fee | — | 2,109 | 506 | 392 | 617 | 599 | 140 |
| Shareholder servicing | —* | 19 | 4 | 4 | 5 | 5 | 1 |
| Offering Costs | 19 | — | — | — | — | — | — |
| Custodian fees | 2 | 53 | 3 | 4 | 5 | 5 | 5 |
| Trustees and Chief Compliance Officer fees | —* | 56 | 19 | 14 | 30 | 15 | 3 |
| Accounting services fee | 4 | 124 | 62 | 46 | 66 | 65 | 29 |
| Professional fees | 12 | 91 | 23 | 24 | 20 | 20 | 16 |
| Other | 2 | 78 | 14 | 9 | 14 | 8 | (6) |
| **Total Expenses** | **54** | **8,260** | **2,048** | **1,237** | **2,483** | **2,394** | **663** |
| Less: | | | | | | | |
| Expenses in excess of limit | — | (50) | — | — | (124) | — | — |
| **Total Net Expenses** | **54** | **8,210** | **2,048** | **1,237** | **2,359** | **2,394** | **663** |
| **Net Investment Income (Loss)** | **199** | **10,941** | **1,818** | **3,742** | **977** | **2,948** | **(101)** |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | — | 264,416 | 22,376 | 635 | 29,121 | 23,833 | 2,396 |
| Investments in affiliated securities | 79 | — | — | — | — | — | — |
| Distributions of realized capital gains from affiliated securities | 757 | — | — | — | — | — | — |
| Futures contracts | 43 | (6,399) | — | (1,668) | — | — | — |
| Written options | — | 3,225 | — | — | — | — | — |
| Swap agreements | — | 1,897 | — | — | — | — | — |
| Forward foreign currency contracts | — | 1,200 | — | — | — | — | — |
| Foreign currency exchange transactions | — | (17) | (3) | — | — | 1 | —* |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | — | (280,998) | (1,645) | 8,564 | 2,077 | 6,588 | 19,476 |
| Investments in affiliated securities | (567) | 90 | — | — | — | — | — |
| Futures contracts | (4) | (2,698) | — | (359) | — | — | — |
| Written options | — | (297) | — | — | — | — | — |
| Swap agreements | — | 2,363 | — | — | — | — | — |
| Forward foreign currency contracts | — | (8,460) | — | — | — | — | — |
| Foreign currency exchange transactions | — | (6) | — | — | — | — | —* |
| **Net Realized and Unrealized Gain (Loss)** | **308** | **(25,684)** | **20,728** | **7,172** | **31,198** | **30,422** | **21,872** |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **$ 507** | **$ (14,743)** | **$22,546** | **$10,914** | **$32,175** | **$33,370** | **$21,771** |

*Not shown due to rounding.

(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Global Bond | Global Natural Resources | Growth | High Income | International Core Equity | International Growth | Limited-Term Bond |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ 41 | $ 1,235 | $ 5,857 | $ 134 | $11,655 | $ 6,533 | $ — |
| Foreign dividend withholding tax | (1) | (40) | (15) | — | (1,137) | (720) | — |
| Interest and amortization from unaffiliated securities | 323 | 2 | 6 | 27,781 | 9 | 8 | 4,921 |
| Foreign interest withholding tax | — | — | — | — | —* | —* | — |
| Total Investment Income | 363 | 1,197 | 5,848 | 27,915 | 10,527 | 5,821 | 4,921 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 54 | 879 | 3,595 | 2,357 | 2,840 | 1,781 | 1,126 |
| Service fee | 21 | 220 | 1,294 | 956 | 835 | 524 | 563 |
| Shareholder servicing | —* | 2 | 12 | 7 | 8 | 5 | 3 |
| Custodian fees | 3 | 5 | 12 | 7 | 33 | 19 | 5 |
| Trustees and Chief Compliance Officer fees | —* | 6 | 55 | 23 | 25 | 16 | 12 |
| Accounting services fee | 7 | 33 | 115 | 93 | 82 | 62 | 64 |
| Professional fees | 19 | 23 | 31 | 37 | 39 | 35 | 25 |
| Other | 3 | 9 | 26 | 34 | 22 | 20 | 30 |
| Total Expenses | 107 | 1,177 | 5,140 | 3,514 | 3,884 | 2,462 | 1,828 |
| Less: | | | | | | | |
| Expenses in excess of limit | (54) | — | (139) | (124) | — | (63) | — |
| Total Net Expenses | 53 | 1,177 | 5,001 | 3,390 | 3,884 | 2,399 | 1,828 |
| Net Investment Income | 310 | 20 | 847 | 24,525 | 6,643 | 3,422 | 3,093 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | (12) | 3,522 | 147,854 | 7,577 | 43,892 | 18,474 | 479 |
| Futures contracts | — | — | — | — | — | — | (3,505) |
| Forward foreign currency contracts | (16) | (336) | — | (57) | 410 | 30 | — |
| Foreign currency exchange transactions | (2) | (3) | — | 1 | 89 | (29) | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | 399 | 20,965 | (110,837) | 4,617 | 4,449 | 5,706 | 5,959 |
| Futures contracts | — | — | — | — | — | — | (357) |
| Written options | — | — | — | — | 86 | — | — |
| Forward foreign currency contracts | 7 | 58 | — | 111 | (361) | (63) | — |
| Foreign currency exchange transactions | 2 | (2) | — | (2) | (11) | (21) | — |
| Net Realized and Unrealized Gain | 378 | 24,204 | 37,017 | 12,247 | 48,554 | 24,097 | 2,576 |
| Net Increase in Net Assets Resulting from Operations | $688 | $24,224 | $ 37,864 | $36,772 | $55,197 | $27,519 | $ 5,669 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Micro Cap Growth | Mid Cap Growth | Money Market | Real Estate Securities | Science and Technology | Small Cap Growth | Small Cap Value |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ 80 | $ 1,265 | $ — | $ 706 | $ 2,121 | $ 697 | $ 1,285 |
| Foreign dividend withholding tax | — | — | — | — | (44) | (4) | — |
| Interest and amortization from unaffiliated securities | 2 | 6 | 589 | —* | 5 | 6 | 12 |
| Total Investment Income | 82 | 1,271 | 589 | 706 | 2,082 | 699 | 1,297 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 362 | 1,820 | 1,362 | 197 | 2,425 | 2,027 | 1,206 |
| Service fee | 95 | 535 | — | 55 | 713 | 596 | 355 |
| Shareholder servicing | 1 | 4 | 5 | —* | 6 | 6 | 3 |
| Custodian fees | 4 | 7 | 9 | 3 | 22 | 6 | 5 |
| Trustees and Chief Compliance Officer fees | 4 | 12 | 20 | 2 | 22 | 24 | 10 |
| Accounting services fee | 22 | 63 | 90 | 14 | 78 | 66 | 46 |
| Professional fees | 16 | 18 | 21 | 22 | 26 | 23 | 18 |
| Other | 3 | 18 | 36 | 3 | 22 | 15 | 7 |
| Total Expenses | 507 | 2,477 | 1,543 | 296 | 3,314 | 2,763 | 1,650 |
| Less: | | | | | | | |
| Expenses in excess of limit | — | (119) | (1,023) | (19) | (57) | (47) | — |
| Total Net Expenses | 507 | 2,358 | 520 | 277 | 3,257 | 2,716 | 1,650 |
| Net Investment Income (Loss) | (425) | (1,087) | 69 | 429 | (1,175) | (2,017) | (353) |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | 9,003 | 42,927 | — | 2,276 | 13,908 | 69,116 | 16,843 |
| Written options | — | (681) | — | 1 | 148 | — | — |
| Foreign currency exchange transactions | — | —* | — | —* | (8) | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | (9,519) | (25,019) | — | 4,097 | 15,982 | (75,746) | 653 |
| Written options | — | 42 | — | 2 | (76) | — | 10 |
| Foreign currency exchange transactions | — | —* | — | (1) | —* | — | — |
| Net Realized and Unrealized Gain (Loss) | (516) | 17,269 | — | 6,375 | 29,954 | (6,630) | 17,506 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $ (941) | $ 16,182 | $ 69 | $6,804 | $28,779 | $ (8,647) | $17,153 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Value |
|---|---:|
| **INVESTMENT INCOME** | |
| Dividends from unaffiliated securities | $ 3,176 |
| Foreign dividend withholding tax | (9) |
| Interest and amortization from unaffiliated securities | 7 |
| **Total Investment Income** | **3,174** |
| | |
| **EXPENSES** | |
| Investment management fee | 1,244 |
| Service fee | 444 |
| Shareholder servicing | 4 |
| Custodian fees | 5 |
| Trustees and Chief Compliance Officer fees | 15 |
| Accounting services fee | 54 |
| Professional fees | 21 |
| Other | 16 |
| **Total Expenses** | **1,803** |
| Less: | |
| Expenses in excess of limit | (18) |
| **Total Net Expenses** | **1,785** |
| **Net Investment Income** | **1,389** |
| | |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | |
| Net realized gain (loss) on: | |
| Investments in unaffiliated securities | 35,766 |
| Written options | (576) |
| Net change in unrealized appreciation (depreciation) on: | |
| Investments in unaffiliated securities | (16,341) |
| Written options | 1,813 |
| **Net Realized and Unrealized Gain** | **20,662** |
| **Net Increase in Net Assets Resulting from Operations** | **$ 22,051** |

See Accompanying Notes to Financial Statements.

# Ivy Funds VIP

| (In thousands) | Pathfinder Aggressive | | Pathfinder Conservative | | Pathfinder Moderate | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 2,365 | $ 731 | $ 1,403 | $ 1,290 | $ 15,638 | $ 9,583 |
| Net realized gain on investments | 7,802 | 6,253 | 6,678 | 7,314 | 66,960 | 65,667 |
| Net change in unrealized appreciation (depreciation) | (6,584) | 11,334 | (5,346) | 6,892 | (52,204) | 82,619 |
| **Net Increase in Net Assets Resulting from Operations** | **3,583** | **18,318** | **2,735** | **15,496** | **30,394** | **157,869** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (732) | (963) | (1,290) | (1,576) | (9,590) | (9,499) |
| Net realized gains | (6,253) | (4,480) | (7,315) | (4,671) | (65,663) | (30,261) |
| **Total Distributions to Shareholders** | **(6,985)** | **(5,443)** | **(8,605)** | **(6,247)** | **(75,253)** | **(39,760)** |
| **Capital Share Transactions** | **6,073** | **4,098** | **7,778** | **4,958** | **60,131** | **70,984** |
| **Net Increase in Net Assets** | **2,671** | **16,973** | **1,908** | **14,207** | **15,272** | **189,093** |
| Net Assets, Beginning of Period | 85,857 | 68,884 | 121,220 | 107,013 | 921,599 | 732,506 |
| **Net Assets, End of Period** | **$ 88,528** | **$ 85,857** | **$123,128** | **$121,220** | **$936,871** | **$921,599** |
| Undistributed net investment income | $ 2,360 | $ 727 | $ 1,399 | $ 1,286 | $ 15,606 | $ 9,558 |

| (In thousands) | Pathfinder Moderately Aggressive | | Pathfinder Moderately Conservative | | Pathfinder Moderate – Managed Volatility | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Period from 8-1-13 to 12-31-13 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ 25,295 | $ 11,279 | $ 4,269 | $ 2,924 | $ 1,297 | $ (28) |
| Net realized gain on investments | 83,983 | 76,002 | 19,390 | 18,973 | 4,808 | 110 |
| Net change in unrealized appreciation (depreciation) | (66,234) | 122,975 | (15,373) | 21,924 | (3,049) | 959 |
| **Net Increase in Net Assets Resulting from Operations** | **43,044** | **210,256** | **8,286** | **43,821** | **3,056** | **1,041** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (11,294) | (11,573) | (2,929) | (3,438) | — | — |
| Net realized gains | (75,998) | (42,000) | (18,975) | (10,234) | (110) | (12) |
| **Total Distributions to Shareholders** | **(87,292)** | **(53,573)** | **(21,904)** | **(13,672)** | **(110)** | **(12)** |
| **Capital Share Transactions** | **71,265** | **59,479** | **16,026** | **29,233** | **69,445** | **32,932** |
| **Net Increase in Net Assets** | **27,017** | **216,162** | **2,408** | **59,382** | **72,391** | **33,961** |
| Net Assets, Beginning of Period | 1,089,474 | 873,312 | 299,816 | 240,434 | 33,961 | — |
| **Net Assets, End of Period** | **$1,116,491** | **$1,089,474** | **$302,224** | **$299,816** | **$106,352** | **$ 33,961** |
| Undistributed (distributions in excess of) net investment income | $ 25,261 | $ 11,260 | $ 4,256 | $ 2,916 | $ 1,292 | $ (5) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Pathfinder Moderately Aggressive – Managed Volatility | | Pathfinder Moderately Conservative – Managed Volatility | | Asset Strategy[1] | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 (Unaudited) | Period from 8-1-13 to 12-31-13 | Six months ended 6-30-14 (Unaudited) | Period from 8-1-13 to 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ 545 | $ (22) | $ 199 | $ (22) | $ 10,941 | $ 12,076 |
| Net realized gain on investments | 1,688 | 49 | 879 | 54 | 264,322 | 237,268 |
| Net change in unrealized appreciation (depreciation) | (1,121) | 428 | (571) | 346 | (290,006) | 88,247 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 1,112 | 455 | 507 | 378 | (14,743) | 337,591 |
| Distributions to Shareholders From: | | | | | | |
| Net investment income | — | — | — | — | (8,178) | (18,794) |
| Net realized gains | (33) | (8) | (35) | (5) | (216,767) | — |
| Total Distributions to Shareholders | (33) | (8) | (35) | (5) | (224,945) | (18,794) |
| Capital Share Transactions | 19,929 | 9,920 | 10,833 | 9,447 | 259,874 | 40,530 |
| Net Increase in Net Assets | 21,008 | 10,367 | 11,305 | 9,820 | 20,186 | 359,327 |
| Net Assets, Beginning of Period | 10,367 | — | 9,820 | — | 1,704,473 | 1,345,146 |
| Net Assets, End of Period | $ 31,375 | $ 10,367 | $ 21,125 | $ 9,820 | $1,724,659 | $1,704,473 |
| Undistributed (distributions in excess of) net investment income | $ 541 | $ (4) | $ 195 | $ (4) | $ 15,996 | $ 13,250 |

| (In thousands) | Balanced | | Bond | | Core Equity | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 1,818 | $ 3,810 | $ 3,742 | $ 10,522 | $ 977 | $ 2,439 |
| Net realized gain (loss) on investments | 22,373 | 34,602 | (1,033) | 10,907 | 29,121 | 69,660 |
| Net change in unrealized appreciation (depreciation) | (1,645) | 43,413 | 8,205 | (30,455) | 2,077 | 55,995 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 22,546 | 81,825 | 10,914 | (9,026) | 32,175 | 128,094 |
| Distributions to Shareholders From: | | | | | | |
| Net investment income | (3,847) | (5,586) | (11,937) | (17,519) | (2,471) | (2,364) |
| Net realized gains | (34,579) | (32,109) | (9,440) | (8,284) | (69,613) | (34,808) |
| Total Distributions to Shareholders | (38,426) | (37,695) | (21,377) | (25,803) | (72,084) | (37,172) |
| Capital Share Transactions | 11,618 | 19,028 | 12,918 | (161,639) | 54,552 | 18,263 |
| Net Increase (Decrease) in Net Assets | (4,262) | 63,158 | 2,455 | (196,468) | 14,643 | 109,185 |
| Net Assets, Beginning of Period | 417,877 | 354,719 | 314,093 | 510,561 | 499,985 | 390,800 |
| Net Assets, End of Period | $413,615 | $417,877 | $316,548 | $ 314,093 | $ 514,628 | $ 499,985 |
| Undistributed net investment income | $ 1,736 | $ 3,768 | $ 3,666 | $ 11,861 | $ 831 | $ 2,325 |

(1)Consolidated Statement of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Dividend Opportunities | | Energy | | Global Bond | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ 2,948 | $ 5,366 | $ (101) | $ (200) | $ 310 | $ 413 |
| Net realized gain (loss) on investments | 23,834 | 37,682 | 2,396 | 4,936 | (30) | (132) |
| Net change in unrealized appreciation (depreciation) | 6,588 | 69,799 | 19,476 | 14,735 | 408 | (45) |
| **Net Increase in Net Assets Resulting from Operations** | **33,370** | **112,847** | **21,771** | **19,471** | **688** | **236** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (5,596) | (6,899) | — | — | (415) | — |
| Net realized gains | (37,543) | (9,376) | (3,701) | (282) | — | — |
| Total Distributions to Shareholders | (43,139) | (16,275) | (3,701) | (282) | (415) | — |
| Capital Share Transactions | 30,674 | 1,455 | 25,967 | 12,791 | 2,567 | 4,656 |
| Net Increase in Net Assets | 20,905 | 98,027 | 44,037 | 31,980 | 2,840 | 4,892 |
| Net Assets, Beginning of Period | 484,465 | 386,438 | 99,192 | 67,212 | 15,833 | 10,941 |
| Net Assets, End of Period | $505,370 | $484,465 | $ 143,229 | $ 99,192 | $ 18,673 | $ 15,833 |
| Undistributed net investment income | $ 3,098 | $ 5,745 | $ 36 | $ 137 | $ 287 | $ 405 |

| (In thousands) | Global Natural Resources | | Growth | | High Income | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ 20 | $ (43) | $ 847 | $ 3,221 | $ 24,525 | $ 39,696 |
| Net realized gain (loss) on investments | 3,183 | (10,587) | 147,854 | 145,325 | 7,521 | 13,402 |
| Net change in unrealized appreciation (depreciation) | 21,021 | 24,070 | (110,837) | 194,791 | 4,726 | 2,720 |
| **Net Increase in Net Assets Resulting from Operations** | **24,224** | **13,440** | **37,864** | **343,337** | **36,772** | **55,818** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | — | — | (3,270) | (4,695) | (39,918) | (27,182) |
| Net realized gains | — | — | (145,321) | (83,930) | (6,022) | — |
| Total Distributions to Shareholders | — | — | (148,591) | (88,625) | (45,940) | (27,182) |
| Capital Share Transactions | (4,377) | (20,853) | (275,135) | (45,243) | 188,208 | 211,658 |
| Net Increase (Decrease) in Net Assets | 19,847 | (7,413) | (385,862) | 209,469 | 179,040 | 240,294 |
| Net Assets, Beginning of Period | 172,526 | 179,939 | 1,201,469 | 992,000 | 689,291 | 448,997 |
| Net Assets, End of Period | $192,373 | $172,526 | $ 815,607 | $1,201,469 | $868,331 | $689,291 |
| Undistributed (distributions in excess of) net investment income | $ 1 | $ (16) | $ 630 | $ 3,053 | $ 24,603 | $ 39,872 |

See Accompanying Notes to Financial Statements.

## Ivy Funds VIP

| (In thousands) | International Core Equity Six months ended 6-30-14 (Unaudited) | International Core Equity Year ended 12-31-13 | International Growth Six months ended 6-30-14 (Unaudited) | International Growth Year ended 12-31-13 | Limited-Term Bond Six months ended 6-30-14 (Unaudited) | Limited-Term Bond Year ended 12-31-13 |
|---|---|---|---|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 6,643 | $ 10,024 | $ 3,422 | $ 5,170 | $ 3,093 | $ 2,376 |
| Net realized gain (loss) on investments | 44,391 | 80,800 | 18,475 | 39,595 | (3,026) | 331 |
| Net change in unrealized appreciation (depreciation) | 4,163 | 57,809 | 5,622 | 40,135 | 5,602 | (3,527) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **55,197** | **148,633** | **27,519** | **84,900** | **5,669** | **(820)** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (16,870) | (11,160) | (8,928) | (4,721) | (2,598) | — |
| Net realized gains | (52,403) | — | (36,409) | (10,103) | (604) | (135) |
| Total Distributions to Shareholders | (69,273) | (11,160) | (45,337) | (14,824) | (3,202) | (135) |
| Capital Share Transactions | 49,372 | (87,256) | 41,570 | (129,161) | 24,104 | 314,950 |
| Net Increase (Decrease) in Net Assets | 35,296 | 50,217 | 23,752 | (59,085) | 26,571 | 313,995 |
| Net Assets, Beginning of Period | 672,075 | 621,858 | 418,970 | 478,055 | 436,611 | 122,616 |
| Net Assets, End of Period | $707,371 | $672,075 | $442,722 | $ 418,970 | $463,182 | $436,611 |
| Undistributed (distributions in excess of) net investment income | $ (548) | $ 9,590 | $ 342 | $ 5,877 | $ 3,081 | $ 2,586 |

| (In thousands) | Micro Cap Growth Six months ended 6-30-14 (Unaudited) | Micro Cap Growth Year ended 12-31-13 | Mid Cap Growth Six months ended 6-30-14 (Unaudited) | Mid Cap Growth Year ended 12-31-13 | Money Market Six months ended 6-30-14 (Unaudited) | Money Market Year ended 12-31-13 |
|---|---|---|---|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ (425) | $ (737) | $ (1,087) | $ (1,283) | $ 69 | $ 72 |
| Net realized gain on investments | 9,003 | 10,502 | 42,246 | 27,540 | — | 1 |
| Net change in unrealized appreciation (depreciation) | (9,519) | 18,252 | (24,977) | 65,124 | — | — |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **(941)** | **28,017** | **16,182** | **91,381** | **69** | **73** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | — | — | — | — | (69) | (72) |
| Net realized gains | (9,753) | (2,495) | (26,432) | (11,278) | — | — |
| Total Distributions to Shareholders | (9,753) | (2,495) | (26,432) | (11,278) | (69) | (72) |
| Capital Share Transactions | 6,886 | 4,836 | 35,253 | 81,550 | 152,567 | 359,751 |
| Net Increase (Decrease) in Net Assets | (3,808) | 30,358 | 25,003 | 161,653 | 152,567 | 359,752 |
| Net Assets, Beginning of Period | 79,176 | 48,818 | 425,772 | 264,119 | 604,696 | 244,944 |
| Net Assets, End of Period | $ 75,368 | $ 79,176 | $450,775 | $ 425,772 | $757,263 | $604,696 |
| Undistributed (distributions in excess of) net investment income | $ (417) | $ 8 | $ (1,171) | $ (84) | $ — | $ — |

See Accompanying Notes to Financial Statements.

| (In thousands) | Real Estate Securities | | Science and Technology | | Small Cap Growth | |
|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ 429 | $ 422 | $ (1,175) | $ (2,126) | $ (2,017) | $ (4,310) |
| Net realized gain on investments | 2,277 | 3,123 | 14,048 | 47,326 | 69,116 | 51,993 |
| Net change in unrealized appreciation (depreciation) | 4,098 | (3,128) | 15,906 | 150,128 | (75,746) | 138,156 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **6,804** | **417** | **28,779** | **195,328** | **(8,647)** | **185,839** |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income | (469) | (467) | — | — | — | — |
| Net realized gains | (2,580) | — | (46,853) | (24,421) | (43,759) | — |
| **Total Distributions to Shareholders** | **(3,049)** | **(467)** | **(46,853)** | **(24,421)** | **(43,759)** | **—** |
| **Capital Share Transactions** | **3,415** | **(206)** | **47,542** | **64,753** | **(134,863)** | **(73,598)** |
| **Net Increase (Decrease) in Net Assets** | **7,170** | **(256)** | **29,468** | **235,660** | **(187,269)** | **112,241** |
| Net Assets, Beginning of Period | 40,152 | 40,408 | 569,784 | 334,124 | 560,388 | 448,147 |
| **Net Assets, End of Period** | **$ 47,322** | **$ 40,152** | **$599,252** | **$569,784** | **$ 373,119** | **$560,388** |
| Undistributed (distributions in excess of) net investment income | $ 481 | $ 521 | $ (1,255) | $ (72) | $ (2,104) | $ (87) |

| (In thousands) | Small Cap Value | | Value | |
|---|---|---|---|---|
| | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 | Six months ended 6-30-14 (Unaudited) | Year ended 12-31-13 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| **Operations:** | | | | |
| Net investment income (loss) | $ (353) | $ (239) | $ 1,389 | $ 2,686 |
| Net realized gain on investments | 16,843 | 44,086 | 35,190 | 50,309 |
| Net change in unrealized appreciation (depreciation) | 663 | 35,573 | (14,528) | 52,204 |
| **Net Increase in Net Assets Resulting from Operations** | **17,153** | **79,420** | **22,051** | **105,199** |
| **Distributions to Shareholders From:** | | | | |
| Net investment income | (253) | (2,358) | (3,627) | (2,749) |
| Net realized gains | (43,526) | (17,437) | (47,695) | (8,828) |
| **Total Distributions to Shareholders** | **(43,779)** | **(19,795)** | **(51,322)** | **(11,577)** |
| **Capital Share Transactions** | **34,490** | **(16,009)** | **16,740** | **(30,379)** |
| **Net Increase (Decrease) in Net Assets** | **7,864** | **43,616** | **(12,531)** | **63,243** |
| Net Assets, Beginning of Period | 289,143 | 245,527 | 371,616 | 308,373 |
| **Net Assets, End of Period** | **$297,007** | **$289,143** | **$359,085** | **$371,616** |
| Undistributed net investment income | $ 404 | $ 1,010 | $ 4,239 | $ 6,477 |

See Accompanying Notes to Financial Statements.

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| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Pathfinder Aggressive** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | $5.95 | $ 0.16[2] | $ 0.07 | $ 0.23 | $(0.05) | $(0.44) | $(0.49) |
| Year ended 12-31-2013 | 5.04 | 0.05[2] | 1.27 | 1.32 | (0.07) | (0.34) | (0.41) |
| Year ended 12-31-2012 | 4.77 | 0.07[2] | 0.48 | 0.55 | (0.05) | (0.23) | (0.28) |
| Year ended 12-31-2011 | 5.16 | 0.04[2] | (0.24) | (0.20) | (0.06) | (0.13) | (0.19) |
| Year ended 12-31-2010 | 4.63 | 0.06 | 0.63 | 0.69 | (0.05) | (0.11) | (0.16) |
| Year ended 12-31-2009 | 3.81 | 0.05 | 0.83 | 0.88 | (0.02) | (0.04) | (0.06) |
| **Pathfinder Conservative** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 5.77 | 0.07[2] | 0.05 | 0.12 | (0.06) | (0.35) | (0.41) |
| Year ended 12-31-2013 | 5.33 | 0.06[2] | 0.70 | 0.76 | (0.08) | (0.24) | (0.32) |
| Year ended 12-31-2012 | 5.18 | 0.08[2] | 0.27 | 0.35 | (0.05) | (0.15) | (0.20) |
| Year ended 12-31-2011 | 5.32 | 0.06[2] | (0.02) | 0.04 | (0.07) | (0.11) | (0.18) |
| Year ended 12-31-2010 | 5.02 | 0.06 | 0.39 | 0.45 | (0.05) | (0.10) | (0.15) |
| Year ended 12-31-2009 | 4.45 | 0.06 | 0.52 | 0.58 | —* | (0.01) | (0.01) |
| **Pathfinder Moderate** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 6.14 | 0.10[2] | 0.09 | 0.19 | (0.07) | (0.44) | (0.51) |
| Year ended 12-31-2013 | 5.33 | 0.07[2] | 1.02 | 1.09 | (0.07) | (0.21) | (0.28) |
| Year ended 12-31-2012 | 5.06 | 0.07[2] | 0.40 | 0.47 | (0.05) | (0.15) | (0.20) |
| Year ended 12-31-2011 | 5.27 | 0.06[2] | (0.13) | (0.07) | (0.06) | (0.08) | (0.14) |
| Year ended 12-31-2010 | 4.76 | 0.06 | 0.53 | 0.59 | (0.03) | (0.05) | (0.08) |
| Year ended 12-31-2009 | 4.06 | 0.03 | 0.70 | 0.73 | (0.01) | (0.02) | (0.03) |
| **Pathfinder Moderately Aggressive** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 6.38 | 0.15[2] | 0.09 | 0.24 | (0.07) | (0.45) | (0.52) |
| Year ended 12-31-2013 | 5.45 | 0.07[2] | 1.19 | 1.26 | (0.07) | (0.26) | (0.33) |
| Year ended 12-31-2012 | 5.09 | 0.08[2] | 0.46 | 0.54 | (0.04) | (0.14) | (0.18) |
| Year ended 12-31-2011 | 5.37 | 0.05[2] | (0.21) | (0.16) | (0.04) | (0.08) | (0.12) |
| Year ended 12-31-2010 | 4.80 | 0.05 | 0.63 | 0.68 | (0.04) | (0.07) | (0.11) |
| Year ended 12-31-2009 | 4.01 | 0.04 | 0.78 | 0.82 | (0.01) | (0.02) | (0.03) |
| **Pathfinder Moderately Conservative** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 6.03 | 0.09[2] | 0.08 | 0.17 | (0.06) | (0.39) | (0.45) |
| Year ended 12-31-2013 | 5.41 | 0.06[2] | 0.87 | 0.93 | (0.08) | (0.23) | (0.31) |
| Year ended 12-31-2012 | 5.19 | 0.08[2] | 0.34 | 0.42 | (0.05) | (0.15) | (0.20) |
| Year ended 12-31-2011 | 5.34 | 0.06[2] | (0.06) | 0.00 | (0.06) | (0.09) | (0.15) |
| Year ended 12-31-2010 | 4.94 | 0.06 | 0.47 | 0.53 | (0.05) | (0.08) | (0.13) |
| Year ended 12-31-2009 | 4.31 | 0.05 | 0.60 | 0.65 | (0.01) | (0.01) | (0.02) |
| **Pathfinder Moderate – Managed Volatility** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 5.37 | 0.11[2] | 0.07 | 0.18 | — | (0.01) | (0.01) |
| Year ended 12-31-2013[5] | 5.00 | (0.01)[2] | 0.38 | 0.37 | — | —* | —* |
| **Pathfinder Moderately Aggressive – Managed Volatility** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 5.41 | 0.14[2] | 0.07 | 0.21 | — | (0.01) | (0.01) |
| Year ended 12-31-2013[5] | 5.00 | (0.02)[2] | 0.43 | 0.41 | — | —* | —* |
| **Pathfinder Moderately Conservative – Managed Volatility** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 5.31 | 0.07[2] | 0.07 | 0.14 | — | (0.01) | (0.01) |
| Year ended 12-31-2013[5] | 5.00 | (0.02)[2] | 0.33 | 0.31 | — | —* | —* |

*Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Annualized.

(4) Ratios of expenses to average net assets excluding offering cost was 0.30%.

(5) For the period from August 1, 2013 (commencement of operations of the Portfolio) through December 31, 2013.

(6) Ratios of expenses to average net assets excluding offering cost was 0.29%.

(7) Ratios of expenses to average net assets excluding offering cost was 0.40%.

(8) Ratios of expenses to average net assets excluding offering cost was 0.36%.

(9) Ratios of expenses to average net assets excluding offering cost was 0.47%.

(10) Ratios of expenses to average net assets excluding offering cost was 0.35%.

| | Net Asset Value, End of Period | Total Return[1] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Pathfinder Aggressive** | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | |
| (unaudited) | $5.69 | 4.18% | $ 89 | 0.08%[3] | 5.54%[3] | 8% |
| Year ended 12-31-2013 | 5.95 | 27.13 | 86 | 0.07 | 0.96 | 38 |
| Year ended 12-31-2012 | 5.04 | 12.18 | 69 | 0.08 | 1.41 | 38 |
| Year ended 12-31-2011 | 4.77 | -4.15 | 65 | 0.07 | 0.85 | 18 |
| Year ended 12-31-2010 | 5.16 | 15.53 | 72 | 0.08 | 1.35 | 24 |
| Year ended 12-31-2009 | 4.63 | 23.32 | 61 | 0.10 | 1.40 | 22 |
| **Pathfinder Conservative** | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | |
| (unaudited) | 5.48 | 2.26 | 123 | 0.07[3] | 2.34[3] | 11 |
| Year ended 12-31-2013 | 5.77 | 14.75 | 121 | 0.07 | 1.15 | 66 |
| Year ended 12-31-2012 | 5.33 | 6.95 | 107 | 0.07 | 1.57 | 36 |
| Year ended 12-31-2011 | 5.18 | 0.75 | 88 | 0.07 | 1.17 | 24 |
| Year ended 12-31-2010 | 5.32 | 9.38 | 71 | 0.08 | 1.65 | 26 |
| Year ended 12-31-2009 | 5.02 | 12.95 | 44 | 0.12 | 1.66 | 27 |
| **Pathfinder Moderate** | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | |
| (unaudited) | 5.82 | 3.35 | 937 | 0.03[3] | 3.43[3] | 8 |
| Year ended 12-31-2013 | 6.14 | 20.83 | 922 | 0.03 | 1.15 | 39 |
| Year ended 12-31-2012 | 5.33 | 9.53 | 733 | 0.04 | 1.43 | 24 |
| Year ended 12-31-2011 | 5.06 | -1.46 | 582 | 0.04 | 1.15 | 16 |
| Year ended 12-31-2010 | 5.27 | 12.63 | 461 | 0.04 | 1.52 | 18 |
| Year ended 12-31-2009 | 4.76 | 17.95 | 270 | 0.06 | 1.35 | 18 |
| **Pathfinder Moderately Aggressive** | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | |
| (unaudited) | 6.10 | 4.00 | 1,116 | 0.03[3] | 4.68[3] | 7 |
| Year ended 12-31-2013 | 6.38 | 23.81 | 1,089 | 0.03 | 1.15 | 33 |
| Year ended 12-31-2012 | 5.45 | 10.82 | 873 | 0.04 | 1.42 | 25 |
| Year ended 12-31-2011 | 5.09 | -3.02 | 723 | 0.04 | 0.97 | 14 |
| Year ended 12-31-2010 | 5.37 | 14.46 | 501 | 0.04 | 1.35 | 23 |
| Year ended 12-31-2009 | 4.80 | 20.70 | 302 | 0.06 | 1.35 | 19 |
| **Pathfinder Moderately Conservative** | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | |
| (unaudited) | 5.75 | 2.82 | 302 | 0.05[3] | 2.89[3] | 9 |
| Year ended 12-31-2013 | 6.03 | 17.71 | 300 | 0.05 | 1.09 | 46 |
| Year ended 12-31-2012 | 5.41 | 8.41 | 240 | 0.05 | 1.57 | 26 |
| Year ended 12-31-2011 | 5.19 | 0.00 | 194 | 0.05 | 1.12 | 18 |
| Year ended 12-31-2010 | 5.34 | 10.97 | 151 | 0.06 | 1.60 | 21 |
| Year ended 12-31-2009 | 4.94 | 15.12 | 92 | 0.09 | 1.56 | 28 |
| **Pathfinder Moderate – Managed Volatility** | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | |
| (unaudited) | 5.54 | 3.28 | 106 | 0.36[3][4] | 3.95[3] | 5 |
| Year ended 12-31-2013[5] | 5.37 | 7.50 | 34 | 0.58[3][6] | -0.57[3] | 18 |
| **Pathfinder Moderately Aggressive – Managed Volatility** | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | |
| (unaudited) | 5.61 | 3.79 | 31 | 0.57[3][7] | 5.06[3] | 6 |
| Year ended 12-31-2013[5] | 5.41 | 8.27 | 10 | 1.04[3][8] | -1.03[3] | 15 |
| **Pathfinder Moderately Conservative – Managed Volatility** | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | |
| (unaudited) | 5.44 | 2.62 | 21 | 0.72[3][9] | 2.65[3] | 5 |
| Year ended 12-31-2013[5] | 5.31 | 6.29 | 10 | 0.98[3][10] | -0.97[3] | 21 |

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Ivy Funds VIP FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Asset Strategy** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | $13.25 | $ 0.08(3) | $(0.24) | $(0.16) | $(0.06) | $(1.66) | $(1.72) |
| Year ended 12-31-2013 | 10.73 | 0.10(3) | 2.57 | 2.67 | (0.15) | — | (0.15) |
| Year ended 12-31-2012 | 9.11 | 0.18(3) | 1.55 | 1.73 | (0.11) | — | (0.11) |
| Year ended 12-31-2011 | 9.91 | 0.06(3) | (0.76) | (0.70) | (0.10) | — | (0.10) |
| Year ended 12-31-2010 | 9.23 | 0.09 | 0.69 | 0.78 | (0.10) | — | (0.10) |
| Year ended 12-31-2009 | 8.27 | 0.08 | 1.82 | 1.90 | (0.03) | (0.91) | (0.94) |
| **Balanced** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 10.46 | 0.05(3) | 0.50 | 0.55 | (0.10) | (0.90) | (1.00) |
| Year ended 12-31-2013 | 9.37 | 0.10(3) | 2.01 | 2.11 | (0.15) | (0.87) | (1.02) |
| Year ended 12-31-2012 | 9.01 | 0.14(3) | 0.88 | 1.02 | (0.14) | (0.52) | (0.66) |
| Year ended 12-31-2011 | 9.59 | 0.14(3) | 0.20 | 0.34 | (0.15) | (0.77) | (0.92) |
| Year ended 12-31-2010 | 8.48 | 0.15 | 1.26 | 1.41 | (0.17) | (0.13) | (0.30) |
| Year ended 12-31-2009 | 7.70 | 0.17 | 0.82 | 0.99 | (0.16) | (0.05) | (0.21) |
| **Bond** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 5.49 | 0.07(3) | 0.12 | 0.19 | (0.21) | (0.17) | (0.38) |
| Year ended 12-31-2013 | 5.90 | 0.14(3) | (0.26) | (0.12) | (0.20) | (0.09) | (0.29) |
| Year ended 12-31-2012 | 5.80 | 0.15(3) | 0.18 | 0.33 | (0.18) | (0.05) | (0.23) |
| Year ended 12-31-2011 | 5.60 | 0.17(3) | 0.22 | 0.39 | (0.15) | (0.04) | (0.19) |
| Year ended 12-31-2010 | 5.50 | 0.12 | 0.20 | 0.32 | (0.22) | — | (0.22) |
| Year ended 12-31-2009 | 5.34 | 0.15 | 0.22 | 0.37 | (0.21) | — | (0.21) |
| **Core Equity** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 15.13 | 0.03(3) | 0.86 | 0.89 | (0.08) | (2.16) | (2.24) |
| Year ended 12-31-2013 | 12.38 | 0.07(3) | 3.88 | 3.95 | (0.07) | (1.13) | (1.20) |
| Year ended 12-31-2012 | 11.70 | 0.07(3) | 1.96 | 2.03 | (0.08) | (1.27) | (1.35) |
| Year ended 12-31-2011 | 11.91 | 0.07(3) | 0.15 | 0.22 | (0.04) | (0.39) | (0.43) |
| Year ended 12-31-2010 | 9.95 | 0.04 | 2.02 | 2.06 | (0.10) | — | (0.10) |
| Year ended 12-31-2009 | 8.11 | 0.10 | 1.83 | 1.93 | (0.09) | — | (0.09) |
| **Dividend Opportunities** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 9.04 | 0.06(3) | 0.55 | 0.61 | (0.11) | (0.72) | (0.83) |
| Year ended 12-31-2013 | 7.24 | 0.10(3) | 2.01 | 2.11 | (0.13) | (0.18) | (0.31) |
| Year ended 12-31-2012 | 6.47 | 0.14(3) | 0.71 | 0.85 | (0.08) | — | (0.08) |
| Year ended 12-31-2011 | 6.86 | 0.09(3) | (0.41) | (0.32) | (0.07) | — | (0.07) |
| Year ended 12-31-2010 | 5.96 | 0.07 | 0.90 | 0.97 | (0.07) | — | (0.07) |
| Year ended 12-31-2009 | 5.11 | 0.06 | 0.84 | 0.90 | (0.05) | — | (0.05) |
| **Energy** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 7.50 | (0.00)(3) | 1.47 | 1.47 | — | (0.25) | (0.25) |
| Year ended 12-31-2013 | 5.89 | (0.02)(3) | 1.65 | 1.63 | — | (0.02) | (0.02) |
| Year ended 12-31-2012 | 5.81 | (0.01)(3) | 0.09 | 0.08 | — | — | — |
| Year ended 12-31-2011 | 6.39 | (0.02)(3) | (0.56) | (0.58) | — | — | — |
| Year ended 12-31-2010 | 5.26 | (0.01) | 1.16 | 1.15 | (0.02) | — | (0.02) |
| Year ended 12-31-2009 | 3.74 | 0.02 | 1.50 | 1.52 | — | — | — |
| **Global Bond** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 5.16 | 0.09(3) | 0.11 | 0.20 | (0.12) | — | (0.12) |
| Year ended 12-31-2013 | 5.07 | 0.15(3) | (0.06) | 0.09 | — | — | — |
| Year ended 12-31-2012 | 4.90 | 0.15(3) | 0.16 | 0.31 | (0.14) | —* | (0.14) |
| Year ended 12-31-2011 | 5.00 | 0.12(3) | (0.12) | 0.00 | (0.10) | — | (0.10) |
| Year ended 12-31-2010(5) | 5.00 | 0.00 | 0.00 | 0.00 | — | — | — |

** Not shown due to rounding.*

*(1) Based on net asset value. Total returns for periods less than one year are not annualized.*

*(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.*

*(3) Based on average weekly shares outstanding.*

*(4) Annualized.*

*(5) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.*

| | Net Asset Value, End of Period | Total Return[1] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Asset Strategy** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | $11.37 | -0.87% | $1,725 | 0.97%[4] | 1.30%[4] | 0.98%[4] | 1.29%[4] | 60% |
| Year ended 12-31-2013 | 13.25 | 25.13 | 1,704 | 0.97 | 0.82 | 0.98 | 0.81 | 64 |
| Year ended 12-31-2012 | 10.73 | 19.18 | 1,345 | 1.00 | 1.83 | 1.01 | 1.82 | 49 |
| Year ended 12-31-2011 | 9.11 | -7.21 | 1,197 | 0.99 | 0.62 | 1.00 | 0.61 | 57 |
| Year ended 12-31-2010 | 9.91 | 8.68 | 1,295 | 1.02 | 1.07 | 1.03 | 1.06 | 104 |
| Year ended 12-31-2009 | 9.23 | 25.04 | 1,095 | 1.05 | 1.17 | 1.06 | 1.16 | 113 |
| **Balanced** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 10.01 | 5.65 | 414 | 1.01[4] | 0.90[4] | — | — | 24 |
| Year ended 12-31-2013 | 10.46 | 23.70 | 418 | 1.01 | 0.99 | — | — | 38 |
| Year ended 12-31-2012 | 9.37 | 11.75 | 355 | 1.01 | 1.55 | — | — | 43 |
| Year ended 12-31-2011 | 9.01 | 3.31 | 345 | 1.01 | 1.46 | — | — | 32 |
| Year ended 12-31-2010 | 9.59 | 17.11 | 375 | 1.01 | 1.52 | — | — | 48 |
| Year ended 12-31-2009 | 8.48 | 13.23 | 361 | 1.03 | 1.95 | — | — | 46 |
| **Bond** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 5.30 | 3.52 | 317 | 0.79[4] | 2.39[4] | — | — | 3 |
| Year ended 12-31-2013 | 5.49 | -2.09 | 314 | 0.78 | 2.50 | — | — | 48 |
| Year ended 12-31-2012 | 5.90 | 5.78 | 511 | 0.78 | 2.62 | — | — | 33 |
| Year ended 12-31-2011 | 5.80 | 7.31 | 640 | 0.77 | 3.02 | — | — | 65 |
| Year ended 12-31-2010 | 5.60 | 6.04 | 508 | 0.78 | 2.25 | — | — | 49 |
| Year ended 12-31-2009 | 5.50 | 7.16 | 471 | 0.80 | 3.56 | — | — | 30 |
| **Core Equity** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 13.78 | 6.60 | 515 | 0.96[4] | 0.40[4] | 1.01[4] | 0.35[4] | 21 |
| Year ended 12-31-2013 | 15.13 | 33.51 | 500 | 0.96 | 0.55 | 1.01 | 0.50 | 70 |
| Year ended 12-31-2012 | 12.38 | 18.60 | 391 | 0.97 | 0.60 | 1.02 | 0.55 | 53 |
| Year ended 12-31-2011 | 11.70 | 1.66 | 376 | 0.96 | 0.57 | 1.01 | 0.52 | 70 |
| Year ended 12-31-2010 | 11.91 | 20.89 | 429 | 0.96 | 0.33 | 1.01 | 0.28 | 100 |
| Year ended 12-31-2009 | 9.95 | 24.02 | 415 | 0.98 | 1.01 | 1.03 | 0.96 | 101 |
| **Dividend Opportunities** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 8.82 | 7.07 | 505 | 1.00[4] | 1.23[4] | — | — | 20 |
| Year ended 12-31-2013 | 9.04 | 29.61 | 484 | 1.00 | 1.23 | — | — | 53 |
| Year ended 12-31-2012 | 7.24 | 13.18 | 386 | 1.01 | 1.95 | — | — | 43 |
| Year ended 12-31-2011 | 6.47 | -4.69 | 343 | 1.00 | 1.30 | — | — | 45 |
| Year ended 12-31-2010 | 6.86 | 16.37 | 296 | 1.02 | 1.37 | — | — | 44 |
| Year ended 12-31-2009 | 5.96 | 17.88 | 201 | 1.05 | 1.48 | — | — | 31 |
| **Energy** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 8.72 | 19.77 | 143 | 1.19[4] | -0.18[4] | — | — | 12 |
| Year ended 12-31-2013 | 7.50 | 27.76 | 99 | 1.23 | -0.24 | — | — | 33 |
| Year ended 12-31-2012 | 5.89 | 1.38 | 67 | 1.25 | -0.18 | — | — | 38 |
| Year ended 12-31-2011 | 5.81 | -9.08 | 62 | 1.24 | -0.36 | — | — | 14 |
| Year ended 12-31-2010 | 6.39 | 21.96 | 44 | 1.28 | -0.25 | — | — | 27 |
| Year ended 12-31-2009 | 5.26 | 40.48 | 31 | 1.01 | 0.35 | 1.33 | 0.03 | 15 |
| **Global Bond** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 5.24 | 3.95 | 19 | 0.62[4] | 3.62[4] | 1.25[4] | 2.99[4] | 6 |
| Year ended 12-31-2013 | 5.16 | 1.74 | 16 | 0.63 | 3.00 | 1.26 | 2.37 | 26 |
| Year ended 12-31-2012 | 5.07 | 6.41 | 11 | 0.67 | 3.01 | 1.29 | 2.39 | 28 |
| Year ended 12-31-2011 | 4.90 | 0.08 | 7 | 0.81 | 2.45 | 1.43 | 1.83 | 46 |
| Year ended 12-31-2010[5] | 5.00 | -0.10 | 5 | 0.90[4] | 0.09[4] | 1.52[4] | -0.53[4] | 28 |

See Accompanying Notes to Financial Statements.

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Global Natural Resources** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | $ 5.43 | $ 0.00*[3] | $ 0.78 | $ 0.78 | $ — | $ — | $ — |
| Year ended 12-31-2013 | 5.04 | 0.00*[3] | 0.39 | 0.39 | — | — | — |
| Year ended 12-31-2012 | 5.29 | (0.01)[3] | 0.07 | 0.06 | — | (0.31) | (0.31) |
| Year ended 12-31-2011 | 6.73 | (0.01)[3] | (1.43) | (1.44) | — | — | — |
| Year ended 12-31-2010 | 5.75 | (0.02) | 1.00 | 0.98 | — | — | — |
| Year ended 12-31-2009 | 3.31 | (0.02) | 2.46 | 2.44 | — | — | — |
| **Growth** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 13.33 | 0.01[3] | 0.56 | 0.57 | (0.06) | (2.48) | (2.54) |
| Year ended 12-31-2013 | 10.63 | 0.03[3] | 3.65 | 3.68 | (0.05) | (0.93) | (0.98) |
| Year ended 12-31-2012 | 10.19 | 0.05[3] | 1.20 | 1.25 | (0.01) | (0.80) | (0.81) |
| Year ended 12-31-2011 | 10.38 | 0.01[3] | 0.22 | 0.23 | (0.04) | (0.38) | (0.42) |
| Year ended 12-31-2010 | 9.28 | 0.04 | 1.12 | 1.16 | (0.06) | — | (0.06) |
| Year ended 12-31-2009 | 7.55 | 0.06 | 1.93 | 1.99 | (0.03) | (0.23) | (0.26) |
| **High Income** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 4.00 | 0.13[3] | 0.07 | 0.20 | (0.20) | (0.03) | (0.23) |
| Year ended 12-31-2013 | 3.80 | 0.27[3] | 0.12 | 0.39 | (0.19) | — | (0.19) |
| Year ended 12-31-2012 | 3.42 | 0.29[3] | 0.33 | 0.62 | (0.24) | — | (0.24) |
| Year ended 12-31-2011 | 3.49 | 0.28[3] | (0.09) | 0.19 | (0.26) | — | (0.26) |
| Year ended 12-31-2010 | 3.30 | 0.27 | 0.19 | 0.46 | (0.27) | — | (0.27) |
| Year ended 12-31-2009 | 2.48 | 0.25 | 0.84 | 1.09 | (0.27) | — | (0.27) |
| **International Core Equity** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 19.75 | 0.19[3] | 1.37 | 1.56 | (0.51) | (1.57) | (2.08) |
| Year ended 12-31-2013 | 16.07 | 0.27[3] | 3.70 | 3.97 | (0.29) | — | (0.29) |
| Year ended 12-31-2012 | 14.67 | 0.25[3] | 1.64 | 1.89 | (0.36) | (0.13) | (0.49) |
| Year ended 12-31-2011 | 17.29 | 0.32[3] | (2.68) | (2.36) | (0.26) | — | (0.26) |
| Year ended 12-31-2010 | 15.38 | 0.26 | 1.86 | 2.12 | (0.21) | — | (0.21) |
| Year ended 12-31-2009 | 12.46 | 0.20 | 4.01 | 4.21 | (0.49) | (0.80) | (1.29) |
| **International Growth** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 9.81 | 0.08[3] | 0.52 | 0.60 | (0.21) | (0.86) | (1.07) |
| Year ended 12-31-2013 | 8.46 | 0.09[3] | 1.51 | 1.60 | (0.08) | (0.17) | (0.25) |
| Year ended 12-31-2012 | 7.86 | 0.09[3] | 1.22 | 1.31 | (0.17) | (0.54) | (0.71) |
| Year ended 12-31-2011 | 8.51 | 0.14[3] | (0.76) | (0.62) | (0.03) | — | (0.03) |
| Year ended 12-31-2010 | 7.49 | 0.08 | 1.01 | 1.09 | (0.07) | — | (0.07) |
| Year ended 12-31-2009 | 6.01 | 0.07 | 1.51 | 1.58 | (0.10) | — | (0.10) |
| **Limited-Term Bond** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 4.89 | 0.03[3] | 0.03 | 0.06 | (0.03) | (0.01) | (0.04) |
| Year ended 12-31-2013 | 4.92 | 0.05[3] | (0.08) | (0.03) | — | —* | —* |
| Year ended 12-31-2012 | 5.03 | 0.07[3] | 0.10 | 0.17 | (0.15) | (0.13) | (0.28) |
| Year ended 12-31-2011 | 4.96 | 0.06[3] | 0.09 | 0.15 | (0.08) | — | (0.08) |
| Year ended 12-31-2010[5] | 5.00 | 0.02 | (0.06) | (0.04) | — | — | — |
| **Micro Cap Growth** | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 31.78 | (0.17)[3] | (0.59) | (0.76) | — | (4.07) | (4.07) |
| Year ended 12-31-2013 | 21.13 | (0.31)[3] | 12.05 | 11.74 | — | (1.09) | (1.09) |
| Year ended 12-31-2012 | 20.56 | (0.20)[3] | 2.57 | 2.37 | — | (1.80) | (1.80) |
| Year ended 12-31-2011 | 22.11 | (0.26)[3] | (1.29) | (1.55) | — | — | — |
| Year ended 12-31-2010 | 15.70 | (0.21) | 6.62 | 6.41 | — | — | — |
| Year ended 12-31-2009 | 11.11 | (0.17) | 4.76 | 4.59 | — | — | — |

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

| | Net Asset Value, End of Period | Total Return[1] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Global Natural Resources** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | $6.21 | 14.36% | $ 192 | 1.34%[4] | 0.02%[4] | —% | —% | 20% |
| Year ended 12-31-2013 | 5.43 | 7.80 | 173 | 1.35 | -0.02 | — | — | 134 |
| Year ended 12-31-2012 | 5.04 | 1.89 | 180 | 1.36 | -0.13 | — | — | 102 |
| Year ended 12-31-2011 | 5.29 | -21.45 | 184 | 1.37 | -0.14 | — | — | 100 |
| Year ended 12-31-2010 | 6.73 | 17.06 | 236 | 1.37 | -0.31 | — | — | 117 |
| Year ended 12-31-2009 | 5.75 | 73.64 | 192 | 1.45 | -0.56 | — | — | 101 |
| **Growth** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 11.36 | 5.15 | 816 | 0.97[4] | 0.16[4] | 0.99[4] | 0.14[4] | 9 |
| Year ended 12-31-2013 | 13.33 | 36.46 | 1,201 | 0.96 | 0.30 | 0.99 | 0.27 | 43 |
| Year ended 12-31-2012 | 10.63 | 12.75 | 992 | 0.97 | 0.47 | 1.00 | 0.44 | 47 |
| Year ended 12-31-2011 | 10.19 | 2.12 | 859 | 0.97 | 0.07 | 1.00 | 0.04 | 42 |
| Year ended 12-31-2010 | 10.38 | 12.58 | 917 | 0.97 | 0.42 | 1.00 | 0.39 | 64 |
| Year ended 12-31-2009 | 9.28 | 27.07 | 881 | 0.99 | 0.67 | 1.02 | 0.64 | 59 |
| **High Income** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 3.97 | 4.99 | 868 | 0.89[4] | 6.41[4] | 0.92[4] | 6.38[4] | 26 |
| Year ended 12-31-2013 | 4.00 | 10.50 | 689 | 0.88 | 6.99 | 0.93 | 6.94 | 84 |
| Year ended 12-31-2012 | 3.80 | 18.64 | 449 | 0.89 | 7.86 | 0.94 | 7.81 | 91 |
| Year ended 12-31-2011 | 3.42 | 5.26 | 272 | 0.90 | 8.01 | 0.95 | 7.96 | 78 |
| Year ended 12-31-2010 | 3.49 | 14.86 | 243 | 0.91 | 8.27 | 0.96 | 8.22 | 108 |
| Year ended 12-31-2009 | 3.30 | 46.42 | 214 | 0.93 | 9.15 | 0.98 | 9.10 | 74 |
| **International Core Equity** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 19.23 | 8.41 | 707 | 1.16[4] | 1.99[4] | — | — | 46 |
| Year ended 12-31-2013 | 19.75 | 24.91 | 672 | 1.16 | 1.51 | — | — | 92 |
| Year ended 12-31-2012 | 16.07 | 13.33 | 622 | 1.17 | 1.64 | — | — | 85 |
| Year ended 12-31-2011 | 14.67 | -13.88 | 521 | 1.19 | 1.96 | — | — | 100 |
| Year ended 12-31-2010 | 17.29 | 14.09 | 580 | 1.19 | 1.70 | — | — | 107 |
| Year ended 12-31-2009 | 15.38 | 36.96 | 513 | 1.22 | 1.58 | — | — | 142 |
| **International Growth** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 9.34 | 6.62 | 443 | 1.15[4] | 1.63[4] | 1.18[4] | 1.60[4] | 23 |
| Year ended 12-31-2013 | 9.81 | 19.23 | 419 | 1.14 | 1.06 | 1.17 | 1.03 | 49 |
| Year ended 12-31-2012 | 8.46 | 18.05 | 478 | 1.15 | 1.09 | 1.18 | 1.06 | 44 |
| Year ended 12-31-2011 | 7.86 | -7.32 | 266 | 1.15 | 1.67 | 1.18 | 1.64 | 61 |
| Year ended 12-31-2010 | 8.51 | 14.79 | 331 | 1.17 | 1.22 | 1.20 | 1.19 | 75 |
| Year ended 12-31-2009 | 7.49 | 26.89 | 261 | 1.19 | 1.34 | 1.22 | 1.31 | 80 |
| **Limited-Term Bond** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 4.91 | 1.26 | 463 | 0.81[4] | 1.37[4] | — | — | 12 |
| Year ended 12-31-2013 | 4.89 | -0.54 | 437 | 0.82 | 1.14 | — | — | 25 |
| Year ended 12-31-2012 | 4.92 | 3.37 | 123 | 0.81 | 1.33 | 0.82 | 1.32 | 60 |
| Year ended 12-31-2011 | 5.03 | 3.17 | 241 | 0.76 | 1.27 | 0.84 | 1.19 | 55 |
| Year ended 12-31-2010[5] | 4.96 | -0.85 | 142 | 0.76[4] | 0.92[4] | 0.84[4] | 0.84[4] | 15 |
| **Micro Cap Growth** | | | | | | | | |
| Six-month period ended 6-30-2014 (unaudited) | 26.95 | -0.92 | 75 | 1.33[4] | -1.12[4] | — | — | 30 |
| Year ended 12-31-2013 | 31.78 | 57.28 | 79 | 1.34 | -1.19 | — | — | 61 |
| Year ended 12-31-2012 | 21.13 | 11.84 | 49 | 1.35 | -0.91 | — | — | 52 |
| Year ended 12-31-2011 | 20.56 | -7.01 | 46 | 1.34 | -1.20 | — | — | 57 |
| Year ended 12-31-2010 | 22.11 | 40.85 | 55 | 1.35 | -1.15 | — | — | 77 |
| Year ended 12-31-2009 | 15.70 | 41.29 | 38 | 1.42 | -1.34 | — | — | 70 |

See Accompanying Notes to Financial Statements.

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss) | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Mid Cap Growth** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | $10.72 | $(0.03)[3] | $ 0.40 | $ 0.37 | $ — | $(0.66) | $(0.66) |
| Year ended 12-31-2013 | 8.54 | (0.04)[3] | 2.54 | 2.50 | — | (0.32) | (0.32) |
| Year ended 12-31-2012 | 8.37 | (0.02)[3] | 1.07 | 1.05 | — | (0.88) | (0.88) |
| Year ended 12-31-2011 | 8.69 | (0.03)[3] | 0.01 | (0.02) | —* | (0.30) | (0.30) |
| Year ended 12-31-2010 | 6.61 | 0.00 | 2.08 | 2.08 | —* | — | —* |
| Year ended 12-31-2009 | 4.51 | 0.00 | 2.10 | 2.10 | — | — | — |
| **Money Market** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 1.00 | 0.00*[3] | 0.00* | 0.00* | —* | — | —* |
| Year ended 12-31-2013 | 1.00 | 0.00*[3] | 0.00 | 0.00* | —* | — | —* |
| Year ended 12-31-2012 | 1.00 | 0.00*[3] | 0.00* | 0.00* | —* | — | —* |
| Year ended 12-31-2011 | 1.00 | 0.00[3] | 0.00 | 0.00 | —* | — | —* |
| Year ended 12-31-2010 | 1.00 | 0.00 | 0.00 | 0.00 | —* | —* | —* |
| Year ended 12-31-2009 | 1.00 | 0.01 | 0.00 | 0.01 | (0.01) | —* | (0.01) |
| **Real Estate Securities** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 7.90 | 0.08[3] | 1.24 | 1.32 | (0.09) | (0.51) | (0.60) |
| Year ended 12-31-2013 | 7.89 | 0.08[3] | 0.02 | 0.10 | (0.09) | — | (0.09) |
| Year ended 12-31-2012 | 6.75 | 0.08[3] | 1.11 | 1.19 | (0.05) | — | (0.05) |
| Year ended 12-31-2011 | 6.48 | 0.06[3] | 0.26 | 0.32 | (0.05) | — | (0.05) |
| Year ended 12-31-2010 | 5.14 | 0.05 | 1.40 | 1.45 | (0.11) | — | (0.11) |
| Year ended 12-31-2009 | 4.30 | 0.11 | 0.85 | 0.96 | (0.12) | — | (0.12) |
| **Science and Technology** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 26.58 | (0.05)[3] | 1.20 | 1.15 | — | (2.17) | (2.17) |
| Year ended 12-31-2013 | 18.10 | (0.11)[3] | 9.89 | 9.78 | — | (1.30) | (1.30) |
| Year ended 12-31-2012 | 15.25 | (0.12)[3] | 4.22 | 4.10 | — | (1.25) | (1.25) |
| Year ended 12-31-2011 | 16.73 | (0.13)[3] | (0.75) | (0.88) | — | (0.60) | (0.60) |
| Year ended 12-31-2010 | 15.30 | (0.08) | 1.96 | 1.88 | — | (0.45) | (0.45) |
| Year ended 12-31-2009 | 11.43 | 0.01 | 4.73 | 4.74 | — | (0.87) | (0.87) |
| **Small Cap Growth** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 13.76 | (0.06)[3] | (0.06) | (0.12) | — | (1.62) | (1.62) |
| Year ended 12-31-2013 | 9.60 | (0.10)[3] | 4.26 | 4.16 | — | — | — |
| Year ended 12-31-2012 | 9.34 | (0.08)[3] | 0.57 | 0.49 | — | (0.23) | (0.23) |
| Year ended 12-31-2011 | 10.53 | (0.10)[3] | (1.00) | (1.10) | — | (0.09) | (0.09) |
| Year ended 12-31-2010 | 8.17 | (0.07) | 2.43 | 2.36 | — | — | — |
| Year ended 12-31-2009 | 6.09 | (0.06) | 2.17 | 2.11 | (0.03) | — | (0.03) |
| **Small Cap Value** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 19.90 | (0.02)[3] | 1.04 | 1.02 | (0.02) | (3.08) | (3.10) |
| Year ended 12-31-2013 | 16.04 | (0.01)[3] | 5.20 | 5.19 | (0.16) | (1.17) | (1.33) |
| Year ended 12-31-2012 | 14.57 | 0.12[3] | 2.44 | 2.56 | (0.07) | (1.02) | (1.09) |
| Year ended 12-31-2011 | 16.78 | 0.08[3] | (2.21) | (2.13) | (0.08) | — | (0.08) |
| Year ended 12-31-2010 | 13.29 | 0.07 | 3.43 | 3.50 | (0.01) | — | (0.01) |
| Year ended 12-31-2009 | 10.29 | 0.01 | 2.99 | 3.00 | — | — | — |
| **Value** | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | |
| (unaudited) | 7.82 | 0.03[3] | 0.42 | 0.45 | (0.08) | (1.10) | (1.18) |
| Year ended 12-31-2013 | 5.97 | 0.05[3] | 2.03 | 2.08 | (0.05) | (0.18) | (0.23) |
| Year ended 12-31-2012 | 5.57 | 0.07[3] | 0.91 | 0.98 | (0.08) | (0.50) | (0.58) |
| Year ended 12-31-2011 | 6.05 | 0.06[3] | (0.50) | (0.44) | (0.04) | — | (0.04) |
| Year ended 12-31-2010 | 5.14 | 0.03 | 0.93 | 0.96 | (0.05) | — | (0.05) |
| Year ended 12-31-2009 | 4.15 | 0.07 | 1.01 | 1.08 | (0.09) | — | (0.09) |

*Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[1] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Mid Cap Growth** | | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | | |
| (unaudited) | $10.43 | 3.79% | $451 | 1.10%[4] | -0.51%[4] | 1.15%[4] | -0.56%[4] | 33% |
| Year ended 12-31-2013 | 10.72 | 29.94 | 426 | 1.10 | -0.36 | 1.16 | -0.42 | 35 |
| Year ended 12-31-2012 | 8.54 | 13.56 | 264 | 1.12 | -0.27 | 1.17 | -0.32 | 35 |
| Year ended 12-31-2011 | 8.37 | -0.56 | 173 | 1.16 | -0.32 | 1.18 | -0.34 | 49 |
| Year ended 12-31-2010 | 8.69 | 31.56 | 142 | 1.17 | 0.01 | 1.19 | -0.01 | 44 |
| Year ended 12-31-2009 | 6.61 | 46.66 | 92 | 1.21 | 0.03 | 1.23 | 0.01 | 33 |
| **Money Market** | | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | | |
| (unaudited) | 1.00 | 0.00 | 757 | 0.15[4] | 0.02[4] | 0.45[4] | -0.28[4] | — |
| Year ended 12-31-2013 | 1.00 | 0.02 | 605 | 0.19 | 0.02 | 0.45 | -0.24 | — |
| Year ended 12-31-2012 | 1.00 | 0.02 | 245 | 0.30 | 0.02 | 0.47 | -0.15 | — |
| Year ended 12-31-2011 | 1.00 | 0.02 | 223 | 0.28 | 0.02 | 0.47 | -0.17 | — |
| Year ended 12-31-2010 | 1.00 | 0.08 | 178 | 0.42 | 0.06 | 0.49 | -0.01 | — |
| Year ended 12-31-2009 | 1.00 | 1.02 | 151 | 0.51 | 0.99 | — | — | — |
| **Real Estate Securities** | | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | | |
| (unaudited) | 8.62 | 16.89 | 47 | 1.26[4] | 1.96[4] | 1.35[4] | 1.87[4] | 52 |
| Year ended 12-31-2013 | 7.90 | 1.13 | 40 | 1.24 | 1.01 | 1.33 | 0.92 | 43 |
| Year ended 12-31-2012 | 7.89 | 17.72 | 40 | 1.33 | 1.03 | 1.34 | 1.02 | 47 |
| Year ended 12-31-2011 | 6.75 | 5.01 | 39 | 1.33 | 0.87 | — | — | 54 |
| Year ended 12-31-2010 | 6.48 | 28.51 | 40 | 1.36 | 0.75 | — | — | 67 |
| Year ended 12-31-2009 | 5.14 | 23.62 | 34 | 1.43 | 2.54 | — | — | 62 |
| **Science and Technology** | | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | | |
| (unaudited) | 25.56 | 5.10 | 599 | 1.14[4] | -0.41[4] | 1.16[4] | -0.43[4] | 12 |
| Year ended 12-31-2013 | 26.58 | 56.39 | 570 | 1.14 | -0.49 | 1.16 | -0.51 | 51 |
| Year ended 12-31-2012 | 18.10 | 27.83 | 334 | 1.15 | -0.67 | 1.17 | -0.69 | 44 |
| Year ended 12-31-2011 | 15.25 | -5.77 | 279 | 1.16 | -0.77 | 1.18 | -0.79 | 50 |
| Year ended 12-31-2010 | 16.73 | 12.75 | 326 | 1.16 | -0.48 | 1.18 | -0.50 | 27 |
| Year ended 12-31-2009 | 15.30 | 43.84 | 316 | 1.19 | 0.06 | 1.21 | 0.04 | 65 |
| **Small Cap Growth** | | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | | |
| (unaudited) | 12.02 | 0.49 | 373 | 1.14[4] | -0.85[4] | 1.16[4] | -0.87[4] | 34 |
| Year ended 12-31-2013 | 13.76 | 43.36 | 560 | 1.14 | -0.84 | 1.16 | -0.86 | 74 |
| Year ended 12-31-2012 | 9.60 | 5.17 | 448 | 1.14 | -0.80 | 1.16 | -0.82 | 85 |
| Year ended 12-31-2011 | 9.34 | -10.60 | 350 | 1.14 | -0.95 | 1.16 | -0.97 | 80 |
| Year ended 12-31-2010 | 10.53 | 28.85 | 419 | 1.14 | -0.83 | 1.16 | -0.85 | 60 |
| Year ended 12-31-2009 | 8.17 | 34.72 | 356 | 1.17 | -0.88 | 1.19 | -0.90 | 44 |
| **Small Cap Value** | | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | | |
| (unaudited) | 17.82 | 6.11 | 297 | 1.16[4] | -0.25[4] | — | — | 22 |
| Year ended 12-31-2013 | 19.90 | 33.53 | 289 | 1.16 | -0.09 | — | — | 54 |
| Year ended 12-31-2012 | 16.04 | 18.63 | 246 | 1.17 | 0.78 | — | — | 64 |
| Year ended 12-31-2011 | 14.57 | -12.79 | 228 | 1.17 | 0.50 | — | — | 59 |
| Year ended 12-31-2010 | 16.78 | 26.41 | 244 | 1.17 | 0.54 | — | — | 78 |
| Year ended 12-31-2009 | 13.29 | 29.15 | 197 | 1.21 | 0.05 | — | — | 100 |
| **Value** | | | | | | | | |
| Six-month period ended 6-30-2014 | | | | | | | | |
| (unaudited) | 7.09 | 6.44 | 359 | 1.00[4] | 0.78[4] | 1.01[4] | 0.77[4] | 38 |
| Year ended 12-31-2013 | 7.82 | 35.34 | 372 | 1.00 | 0.76 | 1.01 | 0.75 | 63 |
| Year ended 12-31-2012 | 5.97 | 18.88 | 308 | 1.00 | 1.20 | 1.02 | 1.18 | 67 |
| Year ended 12-31-2011 | 5.57 | -7.32 | 287 | 1.00 | 1.04 | 1.01 | 1.03 | 60 |
| Year ended 12-31-2010 | 6.05 | 18.71 | 316 | 1.01 | 0.52 | 1.02 | 0.51 | 51 |
| Year ended 12-31-2009 | 5.14 | 26.64 | 277 | 1.04 | 1.45 | 1.05 | 1.44 | 73 |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust is divided into 29 series (each a "Portfolio"). The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios") and Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility (collectively, the "Managed Volatility Portfolios"), are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Waddell & Reed Investment Management Company ("WRIMCO").

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

**Foreign Currency Translation.** Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended June 30, 2014, management believes that no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments

**Concentration of Market and Credit Risk.** In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Inflation-Indexed Bonds** Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest-Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Payment In-Kind Securities** Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value ("NAV") to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Loans.** Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates of domestic or foreign corporations, partnerships and other entities ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Trustees and Chief Compliance Officer Fees.** Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

**Indemnifications.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Money Market Portfolio and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Bullion.** The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

**Corporate Bonds.** The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Restricted Securities.** Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Portfolios' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Portfolios may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations when presented by primary underlying risk exposure.

**Forward Foreign Currency Contracts.** Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Futures Contracts.** Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

**Option Contracts.** Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the securities purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying security (or basket of securities). With written options, there may be times when a Portfolio will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

**Swap Agreements.** Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Collateral and rights of offset.** A Portfolio may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Portfolio's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of June 30, 2014:

## Assets

| Portfolio | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | Net Amount Receivable |
| **Asset Strategy Portfolio** | | | | | | | |
| Investments in unaffiliated securities at value* | $1,623 | $— | $1,623 | $ (89) | $ (776) | $ (749) | $ 9 |
| Unrealized appreciation on swap agreements | 2,709 | — | 2,709 | (57) | (1,921) | (316) | 415 |
| Total | $4,332 | $— | $4,332 | $(146) | $(2,697) | $(1,065) | $424 |
| **High Income Portfolio** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $ 537 | $— | $ 537 | $ (44) | $ — | $ (417) | $ 76 |
| **Mid Cap Growth Portfolio** | | | | | | | |
| Investments in unaffiliated securities at value* | $ 297 | $— | $ 297 | $ (7) | $ — | $ (94) | $196 |

*Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.*

## Liabilities

| Portfolio | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | Net Amount Payable |
| **Asset Strategy Portfolio** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $316 | $— | $316 | $ — | $ — | $— | $316 |
| Unrealized depreciation on swap agreements | 346 | — | 346 | (57) | (289) | — | — |
| Written options at value | 89 | — | 89 | (89) | — | — | — |
| Total | $751 | $— | $751 | $(146) | $(289) | $— | $316 |
| **Global Natural Resources Portfolio** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $ 81 | $— | $ 81 | $ — | $ — | $— | $ 81 |
| **High Income Portfolio** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $ 44 | $— | $ 44 | $ (44) | $ — | $— | $ — |
| **International Core Equity Portfolio** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $218 | $— | $218 | $ — | $ (79) | $— | $139 |
| **International Growth Portfolio** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts | $ 81 | $— | $ 81 | $ — | $ — | $— | $ 81 |
| **Mid Cap Growth Portfolio** | | | | | | | |
| Written options at value | $ 7 | $— | $ 7 | $ (7) | $ — | $— | $ — |
| **Small Cap Value Portfolio** | | | | | | | |
| Written options at value | $ 49 | $— | $ 49 | $ — | $ — | $— | $ 49 |
| **Value Portfolio** | | | | | | | |
| Written options at value | $132 | $— | $132 | $ — | $ — | $— | $132 |

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2014:

| Portfolio | Type of Risk Exposure | Assets Statement of Assets & Liabilities Location | Value | Liabilities Statement of Assets & Liabilities Location | Value |
|---|---|---|---|---|---|
| Pathfinder Moderate – Managed Volatility | Equity | Unrealized appreciation on futures contracts** | $9 | | — |
| Pathfinder Moderately Aggressive – Managed Volatility | Equity | Unrealized appreciation on futures contracts** | 3 | | — |
| Asset Strategy | Equity | Investments in unaffiliated securities at value* | 1,949 | Written options at value | $89 |
| | Equity | Unrealized appreciation on swap agreements | 2,709 | Unrealized depreciation on swap agreements | 346 |
| | Foreign currency | | — | Unrealized depreciation on forward foreign currency contracts | 316 |
| Bond | Interest rate | Unrealized appreciation on futures contracts** | 20 | Unrealized depreciation on futures contracts** | 9 |
| Global Natural Resources | Foreign currency | | — | Unrealized depreciation on forward foreign currency contracts | 81 |
| High Income | Foreign currency | | — | Unrealized depreciation on forward foreign currency contracts | 14 |
| International Core Equity | Foreign currency | | — | Unrealized depreciation on forward foreign currency contracts | 218 |
| International Growth | Foreign currency | | — | Unrealized depreciation on forward foreign currency contracts | 81 |
| Limited-Term Bond | Interest rate | Unrealized appreciation on futures contracts** | 133 | Unrealized depreciation on futures contracts** | 9 |
| Mid Cap Growth | Equity | Investments in unaffiliated securities at value* | 312 | Written options at value | 7 |
| Small Cap Value | Equity | | — | Written options at value | 49 |
| Value | Equity | | — | Written options at value | 195 |

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
**The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2014.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended June 30, 2014:

| Portfolio | Type of Risk Exposure | Net realized gain (loss) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Pathfinder Moderate – Managed Volatility | Equity | $— | $— | $239 | $— | $— | $239 |
| Pathfinder Moderately Aggressive – Managed Volatility | Equity | — | — | 77 | — | — | 77 |
| Pathfinder Moderately Conservative – Managed Volatility | Equity | — | — | 43 | — | — | 43 |
| Asset Strategy | Commodity | (44) | — | (6,384) | (35) | — | (6,463) |
| | Equity | (277) | 1,897 | (15) | 3,260 | — | 4,865 |
| | Foreign currency | — | — | — | — | 1,200 | 1,200 |
| Bond | Interest rate | — | — | (1,668) | — | — | (1,668) |
| Global Bond | Foreign currency | — | — | — | — | (16) | (16) |
| Global Natural Resources | Foreign currency | — | — | — | — | (336) | (336) |
| High Income | Foreign currency | — | — | — | — | (57) | (57) |
| International Core Equity | Foreign currency | — | — | — | — | 410 | 410 |
| International Growth | Foreign currency | — | — | — | — | 30 | 30 |
| Limited-Term Bond | Interest rate | — | — | (3,505) | — | — | (3,505) |
| Mid Cap Growth | Equity | (312) | — | — | (681) | — | (993) |
| Real Estate Securities | Equity | — | — | — | 1 | — | 1 |
| Science and Technology | Equity | 853 | — | — | 148 | — | 1,001 |
| Value | Equity | — | — | — | (576) | — | (576) |

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended June 30, 2014:

| Portfolio | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Pathfinder Moderate – Managed Volatility | Equity | $— | $— | $(16) | $— | $— | $(16) |
| Pathfinder Moderately Aggressive – Managed Volatility | Equity | — | — | (4) | — | — | (4) |
| Pathfinder Moderately Conservative – Managed Volatility | Equity | — | — | (4) | — | — | (4) |
| Asset Strategy | Commodity | (3) | — | (2,698) | (12) | — | (2,713) |
| | Equity | (1,577) | 2,363 | — | (285) | — | 501 |
| | Foreign currency | — | — | — | — | (8,460) | (8,460) |
| Bond | Interest rate | — | — | (359) | — | — | (359) |
| Global Bond | Foreign currency | — | — | — | — | 7 | 7 |
| Global Natural Resources | Foreign currency | — | — | — | — | 58 | 58 |
| High Income | Foreign currency | — | — | — | — | 111 | 111 |
| International Core Equity | Equity | — | — | — | 86 | — | 86 |
| | Foreign currency | — | — | — | — | (361) | (361) |
| International Growth | Foreign currency | — | — | — | — | (63) | (63) |
| Limited-Term Bond | Interest rate | — | — | (357) | — | — | (357) |
| Mid Cap Growth | Equity | (731) | — | — | 42 | — | (689) |
| Real Estate Securities | Equity | — | — | — | 2 | — | 2 |
| Science and Technology | Equity | 115 | — | — | (76) | — | 39 |
| Small Cap Value | Equity | — | — | — | 10 | — | 10 |
| Value | Equity | — | — | — | 1,813 | — | 1,813 |

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the period ended June 30, 2014, the average derivative volume was as follows:

| Portfolio | Long forward contracts[1] | Short forward contracts[1] | Long futures contracts[1] | Short futures contracts[1] | Swap agreements[2] | Purchased options[1] | Written options[1] |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Pathfinder Moderate – Managed Volatility | $ — | $ — | $1,815 | $ — | $ — | $ — | $ — |
| Pathfinder Moderately Aggressive – Managed Volatility | — | — | 785 | — | — | — | $ — |
| Asset Strategy | 174,423 | 90,345 | — | — | 34,879 | 2,541 | 1,044 |
| Bond | — | — | — | 35,117 | — | — | — |
| Global Bond | 248 | 249 | — | — | — | — | — |
| Global Natural Resources | 13,159 | 13,212 | — | — | — | — | — |
| High Income | 5,222 | 5,244 | — | — | — | — | — |
| International Core Equity | 55,441 | 55,442 | — | — | — | — | 21 |
| International Growth | 55,417 | 55,476 | — | — | — | — | — |
| Limited Term Bond | — | — | — | 95,870 | — | — | — |
| Mid Cap Growth | — | — | — | — | — | 76 | 317 |
| Real Estate Securities | — | — | — | — | — | — | —* |
| Science and Technology | — | — | — | — | — | 615 | 106 |
| Small Cap Value | — | — | — | — | — | — | —* |
| Value | — | — | — | — | — | — | 1,063 |

*Not shown due to rounding.*
(1)Average value outstanding during the period.
(2)Average notional amount outstanding during the period.

## Objectives and Strategies

**Pathfinder Moderate — Managed Volatility.** The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long exchange traded futures contracts on certain equity indices.

**Pathfinder Moderately Aggressive — Managed Volatility.** The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long exchange traded futures contracts on certain equity indices.

**Pathfinder Moderately Conservative — Managed Volatility.** The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long exchange traded futures contracts on certain equity indices.

**Asset Strategy.** The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures, total return swaps and option contracts, both written and purchased, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts and option contracts, both written and purchased, to either increase or decrease exposure to a given currency. To manage event risks, the Portfolio utilized short futures on commodities, as well as on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Portfolio.

**Bond.** The Portfolio's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Portfolio primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Portfolio.

**Global Bond.** The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either hedge a position held by the Portfolio, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

**Global Natural Resources.** The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

**High Income.** The Portfolio's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Portfolio utilized forward contracts.

**International Core Equity.** The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies, to generate additional income from written option premiums, and to facilitate trading in certain securities. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency and utilized written options on individual equity securities.

**International Growth.** The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

**Limited-Term Bond.** The Portfolio's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Portfolio primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Portfolio.

**Mid Cap Growth.** The Portfolio's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Portfolio and hedging market risk on equity securities. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

**Real Estate Securities.** The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and to facilitate trading in certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

**Science and Technology.** The Portfolio's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio and on domestic equity indices.

**Small Cap Value.** The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

**Value.** The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

## 5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

| Portfolio | Outstanding at 12-31-13 | Options written | Options closed | Options exercised | Options expired | Outstanding at 6-30-14 |
|---|---|---|---|---|---|---|
| **Asset Strategy** | | | | | | |
| Number of Contracts | 5,327 | 715,037 | (699,933) | — | (14,911) | 5,520 |
| Premium Received | $ 984 | $ 5,822 | $ (3,693) | $ — | $ (2,879) | $ 234 |
| **International Core Equity** | | | | | | |
| Number of Contracts | 76,150 | — | — | (76,150) | — | — |
| Premium Received | $ 63 | $ — | $ — | $ (63) | $ — | $ — |
| **Mid Cap Growth** | | | | | | |
| Number of Contracts | 3,090 | 3,059 | (872) | (1,842) | (3,155) | 280 |
| Premium Received | $ 167 | $ 415 | $ (176) | $ (221) | $ (147) | $ 38 |
| **Real Estate Securities** | | | | | | |
| Number of Contracts | 20 | — | — | — | (20) | — |
| Premium Received | $ 1 | $ — | $ — | $ — | $ (1) | $ — |
| **Science and Technology** | | | | | | |
| Number of Contracts | 4,084 | 192 | (3,454) | — | (822) | — |
| Premium Received | $ 511 | $ 13 | $ (421) | $ — | $ (103) | $ — |
| **Small Cap Value** | | | | | | |
| Number of Contracts | — | 650 | — | — | — | 650 |
| Premium Received | $ — | $ 59 | $ — | $ — | $ — | $ 59 |
| **Value** | | | | | | |
| Number of Contracts | 4,856 | 9,371 | (3,490) | (3,223) | (5,362) | 2,152 |
| Premium Received | $ 637 | $ 1,920 | $ (834) | $ (1,081) | $ (426) | $ 216 |

## 6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Portfolio (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC and VIP ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Portfolio. Each Subsidiary and Company acts as an investment vehicle for the Portfolio, in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and SAI.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Portfolio, its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2014 of each Subsidiary and Company to the Portfolio (amounts in thousands).

| Subsidiary/Company | Date of Incorporation | Subscription Agreement | Portfolio Net Assets | Subsidiary Net Assets | Percentage of Portfolio Net Assets |
|---|---|---|---|---|---|
| Ivy VIP ASF II, Ltd. | 1-31-13 | 4-10-13 | $1,724,659 | $109,060 | 6.32% |
| VIP ASF III (SBP), LLC | 4-9-13 | 4-23-13 | 1,724,659 | 40,868 | 2.37 |
| VIP ASF, LLC | 12-10-12 | 12-18-12 | 1,724,659 | 18,255 | 1.06 |

## 7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

**Management Fees.** WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

| Portfolio (M – Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,000 to $3,000M | Over $3,000M |
|---|---|---|---|---|---|---|
| Asset Strategy | 0.700% | 0.700% | 0.650% | 0.650% | 0.600% | 0.550% |
| Balanced | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 |
| Bond | 0.525 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 |
| Core Equity | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 |
| Dividend Opportunities | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 |
| Energy | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 |
| Global Bond | 0.625 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 |

| Portfolio (M – Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,000 to $3,000M | Over $3,000M |
|---|---|---|---|---|---|---|
| Global Natural Resources | 1.000% | 0.850% | 0.830% | 0.830% | 0.800% | 0.760% |
| Growth | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 |
| High Income | 0.625 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 |
| International Core Equity | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 |
| International Growth | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 |
| Limited-Term Bond | 0.500 | 0.450 | 0.400 | 0.350 | 0.350 | 0.350 |
| Micro Cap Growth | 0.950 | 0.950 | 0.930 | 0.930 | 0.900 | 0.860 |
| Mid Cap Growth | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 |
| Money Market | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 |
| Real Estate Securities | 0.900 | 0.900 | 0.870 | 0.870 | 0.840 | 0.800 |
| Science and Technology | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 |
| Small Cap Growth | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 |
| Small Cap Value | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 |
| Value | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 |

Each Managed Volatility Portfolio pays a management fee to WRIMCO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

| Portfolio (M – Millions) | $0 to $500M | $500 to $1,000M | Over $1,000M |
|---|---|---|---|
| Pathfinder Moderate – Managed Volatility | 0.200% | 0.170% | 0.150% |
| Pathfinder Moderately Aggressive – Managed Volatility | 0.200 | 0.170 | 0.150 |
| Pathfinder Moderately Conservative – Managed Volatility | 0.200 | 0.170 | 0.150 |

WRIMCO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Advantus Capital Management Inc. ("Advantus Capital"). Accordingly, Advantus Capital receives a fee based on the total assets of the Managed Volatility Portfolios.

Effective October 1, 2006, under terms of a settlement agreement, the management fee is payable at the following annual rates for those Portfolios included in the settlement agreement until September 30, 2016:

| Portfolio (M – Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,000 to $3,000M | Over $3,000M |
|---|---|---|---|---|---|---|
| Asset Strategy | 0.690% | 0.690% | 0.650% | 0.650% | 0.600% | 0.550% |
| Bond | 0.485 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 |
| Core Equity | 0.650 | 0.650 | 0.650 | 0.650 | 0.600 | 0.550 |
| Growth | 0.670 | 0.670 | 0.650 | 0.650 | 0.600 | 0.550 |
| High Income | 0.575 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 |
| International Growth | 0.820 | 0.820 | 0.830 | 0.830 | 0.800 | 0.760 |
| Mid Cap Growth | 0.830 | 0.830 | 0.830 | 0.830 | 0.800 | 0.760 |
| Science and Technology | 0.830 | 0.830 | 0.830 | 0.830 | 0.800 | 0.760 |
| Small Cap Growth | 0.830 | 0.830 | 0.830 | 0.830 | 0.800 | 0.760 |
| Value | 0.690 | 0.690 | 0.650 | 0.650 | 0.600 | 0.550 |

Effective August 6, 2007, the fee is contractually payable by Bond as follows:

| Portfolio (M – Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,000 to $3,000M | Over $3,000M |
|---|---|---|---|---|---|---|
| Bond | 0.475% | 0.475% | 0.450% | 0.400% | 0.400% | 0.400% |

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios and Managed Volatility Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios:

Under agreements between WRIMCO and the named entities, the following serve as subadvisors to certain Portfolios: Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital serves as subadvisor to Real Estate Securities and the Managed Volatility Portfolios. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all costs applicable of the subadvisors.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios and Managed Volatility Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M – Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

| (M – Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . . . . . . . . . . . | $0.00 | $5.75 | $11.55 | $17.75 | $24.20 | $31.60 | $41.25 | $48.15 | $60.80 | $74.25 |

**Administrative Fee.** Each Portfolio also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing.** Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

**Service Plan.** Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Money Market, the Pathfinder Portfolios and the Managed Volatility Portfolios, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

**Expense Reimbursements and/or Waivers.** During the period ended June 30, 2014, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

| | |
|---|---|
| Asset Strategy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $  50 |
| Core Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124 |
| Growth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 139 |
| High Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124 |
| International Growth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 63 |
| Mid Cap Growth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43 |
| Science and Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57 |
| Small Cap Growth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 47 |
| Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18 |

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the period ended June 30, 2014, expenses in the amount of $1,023 were reimbursed. This reimbursement serves to reduce shareholder servicing.

For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO have contractually agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. For the period from September 1, 2011 through January 31, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective May 1 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Mid Cap Growth to cap the expenses for the Portfolio at 1.10%. For the period ended June 30, 2014, expenses in the amount of $76 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective December 3, 2012, WRIMCO has contractually agreed to reduce the management fee computed and paid by Real Estate Securities Portfolio each day on NAV by 0.09% on an annualized basis. For the period ended June 30, 2014, expenses in the amount of $19 were reimbursed.

During the period ended June 30, 2014, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios and Managed Volatility Portfolios, having less than $25 million in net assets:

| | |
|---|---|
| Global Bond . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $54 |

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2014 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2014 follows:

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Aggressive** | | | | | | | |
| Ivy Funds VIP Growth | 1,234 | $ 3,031 | $ 1,820 | $ 2,896 | $ 289 | 1,339 | $ 15,216 |
| Ivy Funds VIP International Core Equity | 434 | 1,035 | 290 | 229 | 714 | 473 | 9,089 |
| Ivy Funds VIP International Growth | 1,311 | 1,601 | 402 | 1,186 | 273 | 1,440 | 13,446 |
| Ivy Funds VIP Limited-Term Bond | 2,540 | 599 | 342 | 19 | 72 | 2,592 | 12,741 |
| Ivy Funds VIP Mid Cap Growth | 712 | 604 | 688 | 666 | 137 | 672 | 7,009 |
| Ivy Funds VIP Money Market | 4,163 | 4,429 | 183 | — | 1 | 8,409 | 8,409 |
| Ivy Funds VIP Small Cap Growth | 550 | 1,088 | 646 | 837 | 224 | 579 | 6,964 |
| Ivy Funds VIP Small Cap Value | 391 | 1,308 | 276 | 901 | 398 | 448 | 7,982 |
| Ivy Funds VIP Value | 990 | 1,138 | 843 | 1,068 | 291 | 1,003 | 7,113 |
| | | | | $ 7,802 | $ 2,399 | | $ 87,969 |

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Conservative** | | | | | | | |
| Ivy Funds VIP Dividend Opportunities | 2,034 | $ 2,185 | $ 2,548 | $ 2,293 | $ 292 | 1,877 | $ 16,553 |
| Ivy Funds VIP Growth | 1,115 | 3,163 | 1,691 | 2,746 | 264 | 1,232 | 14,000 |
| Ivy Funds VIP International Core Equity | 310 | 903 | 333 | 239 | 504 | 336 | 6,461 |
| Ivy Funds VIP Limited-Term Bond | 4,843 | 1,589 | 1,219 | 40 | 136 | 4,917 | 24,165 |
| Ivy Funds VIP Mid Cap Growth | 226 | 157 | 960 | 397 | 24 | 119 | 1,246 |
| Ivy Funds VIP Money Market | 47,611 | 8,787 | 2,568 | — | 5 | 53,830 | 53,830 |
| Ivy Funds VIP Small Cap Growth | 350 | 681 | 997 | 647 | 119 | 309 | 3,714 |
| Ivy Funds VIP Value | 314 | 468 | 132 | 316 | 102 | 357 | 2,528 |
| | | | | $ 6,678 | $ 1,446 | | $ 122,497 |

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderate** | | | | | | | |
| Ivy Funds VIP Dividend Opportunities | 15,432 | $13,759 | $ 3,895 | $12,265 | $ 2,562 | 16,348 | $ 144,153 |
| Ivy Funds VIP Growth | 9,868 | 22,200 | 16,782 | 24,969 | 2,191 | 10,144 | 115,256 |
| Ivy Funds VIP International Core Equity | 2,356 | 5,227 | 1,620 | 1,332 | 3,833 | 2,536 | 48,769 |
| Ivy Funds VIP International Growth | 9,481 | 10,804 | 3,151 | 8,541 | 1,951 | 10,299 | 96,204 |
| Ivy Funds VIP Limited-Term Bond | 27,558 | 4,890 | 3,579 | 206 | 777 | 27,823 | 136,747 |
| Ivy Funds VIP Mid Cap Growth | 2,576 | 1,490 | 6,962 | 3,637 | 367 | 1,802 | 18,802 |
| Ivy Funds VIP Money Market | 225,790 | 51,622 | 6,666 | — | 25 | 270,746 | 270,746 |
| Ivy Funds VIP Small Cap Growth | 3,979 | 6,858 | 7,035 | 6,319 | 1,501 | 3,885 | 46,694 |
| Ivy Funds VIP Small Cap Value | 1,415 | 4,484 | 1,061 | 3,249 | 1,422 | 1,602 | 28,553 |
| Ivy Funds VIP Value | 4,773 | 4,421 | 7,292 | 6,442 | 1,169 | 4,036 | 28,624 |
| | | | | $66,960 | $15,798 | | $ 934,548 |

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderately Aggressive** | | | | | | | |
| Ivy Funds VIP Dividend Opportunities | 18,231 | $15,194 | $ 3,424 | $13,819 | $ 3,033 | 19,409 | $ 171,146 |
| Ivy Funds VIP Growth | 11,658 | 25,300 | 19,102 | 28,656 | 2,594 | 12,043 | 136,839 |
| Ivy Funds VIP International Core Equity | 5,567 | 11,646 | 2,579 | 3,157 | 9,073 | 6,021 | 115,796 |
| Ivy Funds VIP International Growth | 11,201 | 12,060 | 2,663 | 9,923 | 2,309 | 12,227 | 114,216 |
| Ivy Funds VIP Limited-Term Bond | 32,559 | 5,175 | 2,844 | 233 | 919 | 33,033 | 162,353 |
| Ivy Funds VIP Mid Cap Growth | 4,058 | 2,394 | 8,036 | 4,924 | 652 | 3,209 | 33,486 |
| Ivy Funds VIP Money Market | 160,056 | 57,663 | 3,419 | — | 19 | 214,300 | 214,300 |
| Ivy Funds VIP Small Cap Growth | 5,484 | 9,341 | 7,755 | 8,389 | 2,132 | 5,536 | 66,541 |
| Ivy Funds VIP Small Cap Value | 3,343 | 10,178 | 1,959 | 7,488 | 3,367 | 3,804 | 67,802 |
| Ivy Funds VIP Value | 5,639 | 4,963 | 8,412 | 7,394 | 1,384 | 4,792 | 33,984 |
| | | | | $83,983 | $25,482 | | $1,116,463 |

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderately Conservative** | | | | | | | |
| Ivy Funds VIP Dividend Opportunities | 5,033 | $ 4,021 | $5,354 | $ 5,777 | $ 715 | 4,581 | $ 40,399 |
| Ivy Funds VIP Growth | 2,988 | 7,250 | 3,664 | 7,242 | 705 | 3,280 | 37,268 |
| Ivy Funds VIP International Core Equity | 768 | 1,732 | 633 | 496 | 1,233 | 820 | 15,770 |
| Ivy Funds VIP International Growth | 1,546 | 1,788 | 677 | 1,383 | 314 | 1,665 | 15,555 |
| Ivy Funds VIP Limited-Term Bond | 11,983 | 2,130 | 2,055 | 94 | 333 | 11,997 | 58,962 |
| Ivy Funds VIP Mid Cap Growth | 840 | 487 | 2,392 | 1,117 | 118 | 583 | 6,080 |
| Ivy Funds VIP Money Market | 88,364 | 17,135 | 3,352 | — | 10 | 102,147 | 102,147 |
| Ivy Funds VIP Small Cap Growth | 1,081 | 1,794 | 2,355 | 1,818 | 386 | 1,005 | 12,081 |
| Ivy Funds VIP Small Cap Value | 154 | 491 | 135 | 363 | 153 | 173 | 3,078 |
| Ivy Funds VIP Value | 1,167 | 1,432 | 386 | 1,100 | 376 | 1,305 | 9,256 |
| | | | | $19,390 | $4,343 | | $300,596 |

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderate – Managed Volatility** | | | | | | | |
| Ivy Funds VIP Dividend Opportunities | 541 | $11,180 | $ 133 | $ 898 | $ 229 | 1,780 | $ 15,695 |
| Ivy Funds VIP Growth | 344 | 10,497 | 1,046 | 1,809 | 196 | 1,106 | 12,570 |
| Ivy Funds VIP International Core Equity | 82 | 3,783 | 40 | 89 | 342 | 275 | 5,289 |
| Ivy Funds VIP International Growth | 332 | 7,599 | 50 | 716 | 174 | 1,121 | 10,469 |
| Ivy Funds VIP Limited-Term Bond | 967 | 10,241 | — | 16 | 70 | 3,052 | 14,998 |
| Ivy Funds VIP Mid Cap Growth | 90 | 1,726 | 575 | 92 | 33 | 198 | 2,061 |
| Ivy Funds VIP Money Market | 7,913 | 21,856 | — | — | 2 | 29,769 | 29,769 |
| Ivy Funds VIP Small Cap Growth | 140 | 4,152 | 493 | 386 | 136 | 432 | 5,196 |
| Ivy Funds VIP Small Cap Value | 49 | 2,392 | 34 | 253 | 127 | 175 | 3,123 |
| Ivy Funds VIP Value | 167 | 2,659 | 597 | 310 | 105 | 439 | 3,116 |
| | | | | $ 4,569 | $1,414 | | $102,286 |

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderately Aggressive – Managed Volatility** | | | | | | | |
| Ivy Funds VIP Dividend Opportunities | 167 | $ 3,218 | $ 46 | $ 282 | $ 72 | 523 | $ 4,611 |
| Ivy Funds VIP Growth | 106 | 3,114 | 356 | 583 | 62 | 325 | 3,692 |
| Ivy Funds VIP International Core Equity | 51 | 2,181 | 28 | 57 | 216 | 162 | 3,113 |
| Ivy Funds VIP International Growth | 103 | 2,191 | 15 | 226 | 55 | 329 | 3,078 |
| Ivy Funds VIP Limited-Term Bond | 298 | 2,934 | — | 5 | 22 | 895 | 4,401 |
| Ivy Funds VIP Mid Cap Growth | 37 | 737 | 199 | 44 | 16 | 87 | 906 |
| Ivy Funds VIP Money Market | 1,464 | 4,355 | — | — | —* | 5,819 | 5,819 |
| Ivy Funds VIP Small Cap Growth | 50 | 1,456 | 158 | 153 | 51 | 151 | 1,816 |
| Ivy Funds VIP Small Cap Value | 31 | 1,385 | 23 | 160 | 80 | 103 | 1,832 |
| Ivy Funds VIP Value | 52 | 802 | 209 | 101 | 33 | 129 | 916 |
| | | | | $ 1,611 | $ 607 | | $ 30,184 |

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss)[1] | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Pathfinder Moderately Conservative – Managed Volatility** | | | | | | | |
| Ivy Funds VIP Dividend Opportunities | 157 | $ 1,690 | $ 297 | $ 194 | $ 42 | 311 | $ 2,739 |
| Ivy Funds VIP Growth | 93 | 1,725 | 131 | 373 | 41 | 223 | 2,529 |
| Ivy Funds VIP International Core Equity | 24 | 623 | 12 | 19 | 72 | 55 | 1,065 |
| Ivy Funds VIP International Growth | 48 | 626 | 9 | 75 | 18 | 113 | 1,054 |
| Ivy Funds VIP Limited-Term Bond | 373 | 2,189 | — | 5 | 19 | 819 | 4,025 |
| Ivy Funds VIP Mid Cap Growth | 26 | 285 | 134 | 24 | 7 | 40 | 414 |
| Ivy Funds VIP Money Market | 2,748 | 4,236 | — | — | —* | 6,984 | 6,984 |
| Ivy Funds VIP Small Cap Growth | 34 | 565 | 116 | 72 | 23 | 69 | 833 |
| Ivy Funds VIP Small Cap Value | 5 | 133 | 3 | 18 | 9 | 12 | 209 |
| Ivy Funds VIP Value | 36 | 397 | 9 | 56 | 22 | 88 | 627 |
| | | | | $ 836 | $ 253 | | $ 20,479 |

| | 12-31-13 Share Balance | Purchases at Cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received | 6-30-14 Share Balance | 6-30-14 Value |
|---|---|---|---|---|---|---|---|
| **Asset Strategy** | | | | | | | |
| Media Group Holdings LLC[2] | 19 | $— | $— | $— | $— | 19 | $40,864 |

*Not shown due to rounding.
(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.
(2)No dividends were paid during the preceding 12 months.

## 9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2014, were as follows:

| | Purchases | | Sales | |
|---|---|---|---|---|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Pathfinder Aggressive | $ — | $ 14,832 | $ — | $ 7,114 |
| Pathfinder Conservative | — | 17,934 | — | 12,958 |
| Pathfinder Moderate | — | 125,755 | — | 76,770 |
| Pathfinder Moderately Aggressive | — | 153,915 | — | 81,254 |
| Pathfinder Moderately Conservative | — | 38,259 | — | 27,414 |
| Pathfinder Moderate – Managed Volatility | — | 76,086 | — | 3,215 |
| Pathfinder Moderately Aggressive – Managed Volatility | — | 22,374 | — | 1,145 |
| Pathfinder Moderately Conservative – Managed Volatility | — | 12,469 | — | 791 |
| Asset Strategy | — | 785,479 | 6 | 1,011,921 |
| Balanced | 9,178 | 86,971 | 10,940 | 95,551 |
| Bond | 12 | 8,393 | 5,642 | 15,867 |
| Core Equity | — | 102,058 | — | 133,451 |
| Dividend Opportunities | — | 93,170 | — | 93,688 |
| Energy | — | 33,609 | — | 13,501 |
| Global Bond | 799 | 2,809 | — | 966 |
| Global Natural Resources | — | 34,175 | — | 35,486 |
| Growth | — | 93,811 | — | 169,026 |
| High Income | — | 368,515 | — | 196,725 |
| International Core Equity | — | 302,426 | — | 322,446 |
| International Growth | — | 91,755 | — | 97,955 |
| Limited-Term Bond | 4,500 | 89,615 | 2,946 | 47,595 |
| Micro Cap Growth | — | 22,307 | — | 25,146 |
| Mid Cap Growth | — | 139,957 | — | 138,056 |
| Money Market | — | — | — | — |
| Real Estate Securities | — | 24,024 | — | 22,690 |
| Science and Technology | — | 87,102 | — | 68,780 |
| Small Cap Growth | — | 162,728 | — | 185,757 |
| Small Cap Value | — | 56,953 | — | 77,088 |
| Value | — | 129,517 | — | 156,317 |

## 10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

| | Pathfinder Aggressive | | | | Pathfinder Conservative | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | | Six months ended 6-30-14 | | Year ended 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 358 | $ 2,100 | 1,112 | $ 6,069 | 983 | $ 5,562 | 3,330 | $ 18,341 |
| Shares issued in reinvestment of distributions to shareholders | 1,273 | 6,985 | 1,045 | 5,443 | 1,597 | 8,605 | 1,162 | 6,247 |
| Shares redeemed | (515) | (3,012) | (1,377) | (7,414) | (1,118) | (6,389) | (3,561) | (19,630) |
| **Net increase** | **1,116** | **$ 6,073** | **780** | **$ 4,098** | **1,462** | **$ 7,778** | **931** | **$ 4,958** |

| | Pathfinder Moderate | | | | Pathfinder Moderately Aggressive | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | | Six months ended 6-30-14 | | Year ended 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares . . . . . . . . . . . . . . | 1,513 | $ 9,165 | 10,828 | $ 60,932 | 1,193 | $ 7,512 | 7,454 | $ 43,164 |
| Shares issued in reinvestment of distributions to shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,275 | 75,253 | 7,168 | 39,760 | 14,770 | 87,291 | 9,423 | 53,573 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,042) | (24,287) | (5,186) | (29,708) | (3,748) | (23,538) | (6,339) | (37,258) |
| Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,746 | $ 60,131 | 12,810 | $ 70,984 | 12,215 | $ 71,265 | 10,538 | $ 59,479 |

| | Pathfinder Moderately Conservative | | | | Pathfinder Moderate – Managed Volatility | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | | Six months ended 6-30-14 | | Period from 8-1-13 to 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares . . . . . . . . . . . . . . | 909 | $ 5,387 | 5,868 | $ 33,093 | 13,110 | $ 70,750 | 6,375 | $ 33,213 |
| Shares issued in reinvestment of distributions to shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,895 | 21,903 | 2,468 | 13,672 | 21 | 110 | 2 | 12 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,881) | (11,264) | (3,094) | (17,532) | (262) | (1,415) | (56) | (293) |
| Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,923 | $ 16,026 | 5,242 | $ 29,233 | 12,869 | $ 69,445 | 6,321 | $ 32,932 |

| | Pathfinder Moderately Aggressive – Managed Volatility | | | | Pathfinder Moderately Conservative – Managed Volatility | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Period from 8-1-13 to 12-31-13 | | Six months ended 6-30-14 | | Period from 8-1-13 to 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares . . . . . . . . . . . . . . | 3,782 | $ 20,489 | 1,969 | $ 10,193 | 2,150 | $ 11,455 | 1,873 | $ 9,571 |
| Shares issued in reinvestment of distributions to shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 | 33 | 2 | 8 | 6 | 35 | 1 | 5 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . | (109) | (593) | (54) | (281) | (122) | (657) | (25) | (129) |
| Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,679 | $ 19,929 | 1,917 | $ 9,920 | 2,034 | $ 10,833 | 1,849 | $ 9,447 |

| | Asset Strategy | | | | Balanced | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | | Six months ended 6-30-14 | | Year ended 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares . . . . . . . . . . . . . . | 11,636 | $ 147,604 | 23,733 | $ 279,518 | 1,069 | $ 11,027 | 2,732 | $ 26,790 |
| Shares issued in reinvestment of distributions to shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,293 | 224,946 | 1,627 | 18,794 | 3,988 | 38,426 | 4,011 | 37,695 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . | (8,926) | (112,676) | (22,118) | (257,782) | (3,702) | (37,835) | (4,637) | (45,457) |
| Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23,003 | $ 259,874 | 3,242 | $ 40,530 | 1,355 | $ 11,618 | 2,106 | $ 19,028 |

| | Bond | | | | Core Equity | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | | Six months ended 6-30-14 | | Year ended 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares . . . . . . . . . . . . . . | 1,927 | $ 10,666 | 23,585 | $ 131,474 | 941 | $ 13,893 | 3,111 | $ 41,991 |
| Shares issued in reinvestment of distributions to shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,054 | 21,376 | 4,581 | 25,803 | 5,503 | 72,084 | 2,848 | 37,173 |
| Shares redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . | (3,468) | (19,124) | (57,504) | (318,916) | (2,132) | (31,425) | (4,485) | (60,901) |
| Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . | 2,513 | $ 12,918 | (29,338) | $(161,639) | 4,312 | $ 54,552 | 1,474 | $ 18,263 |

## Dividend Opportunities

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 2,283 | $ 20,457 | 5,070 | $ 41,103 |
| Shares issued in reinvestment of distributions to shareholders | 5,114 | 43,139 | 2,023 | 16,275 |
| Shares redeemed | (3,652) | (32,922) | (6,868) | (55,923) |
| **Net increase** | **3,745** | **$ 30,674** | **225** | **$ 1,455** |

## Energy

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 3,361 | $ 27,065 | 3,804 | $ 26,268 |
| Shares issued in reinvestment of distributions to shareholders | 464 | 3,701 | 42 | 282 |
| Shares redeemed | (609) | (4,799) | (2,030) | (13,759) |
| **Net increase** | **3,216** | **$ 25,967** | **1,816** | **$ 12,791** |

## Global Bond

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 661 | $ 3,433 | 1,795 | $ 9,147 |
| Shares issued in reinvestment of distributions to shareholders | 80 | 415 | — | — |
| Shares redeemed | (246) | (1,281) | (884) | (4,491) |
| **Net increase (decrease)** | **495** | **$ 2,567** | **911** | **$ 4,656** |

## Global Natural Resources

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 3,765 | $ 21,401 | 5,473 | $ 28,427 |
| Shares issued in reinvestment of distributions to shareholders | — | — | — | — |
| Shares redeemed | (4,558) | (25,778) | (9,421) | (49,280) |
| **Net increase (decrease)** | **(793)** | **$ (4,377)** | **(3,948)** | **$ (20,853)** |

## Growth

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 1,560 | $ 19,987 | 3,778 | $ 43,895 |
| Shares issued in reinvestment of distributions to shareholders | 13,698 | 148,591 | 7,954 | 88,625 |
| Shares redeemed | (33,591) | (443,713) | (14,966) | (177,763) |
| **Net increase (decrease)** | **(18,333)** | **$(275,135)** | **(3,234)** | **$ (45,243)** |

## High Income

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 55,488 | $226,588 | 92,634 | $ 359,958 |
| Shares issued in reinvestment of distributions to shareholders | 11,698 | 45,940 | 7,054 | 27,182 |
| Shares redeemed | (20,798) | (84,320) | (45,498) | (175,482) |
| **Net increase (decrease)** | **46,388** | **$188,208** | **54,190** | **$ 211,658** |

## International Core Equity

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 702 | $ 13,723 | 2,233 | $ 38,477 |
| Shares issued in reinvestment of distributions to shareholders | 3,766 | 69,273 | 636 | 11,160 |
| Shares redeemed | (1,716) | (33,624) | (7,540) | (136,893) |
| **Net increase (decrease)** | **2,752** | **$ 49,372** | **(4,671)** | **$ (87,256)** |

## International Growth

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 1,582 | $ 15,324 | 6,955 | $ 61,355 |
| Shares issued in reinvestment of distributions to shareholders | 5,097 | 45,337 | 1,643 | 14,824 |
| Shares redeemed | (1,971) | (19,091) | (22,389) | (205,340) |
| **Net increase (decrease)** | **4,708** | **$ 41,570** | **(13,791)** | **$(129,161)** |

## Limited-Term Bond

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 6,634 | $ 32,562 | 77,472 | $ 378,791 |
| Shares issued in reinvestment of distributions to shareholders | 653 | 3,203 | 27 | 135 |
| Shares redeemed | (2,373) | (11,661) | (13,099) | (63,976) |
| **Net increase** | **4,914** | **$ 24,104** | **64,400** | **$ 314,950** |

## Micro Cap Growth

| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
|---|---|---|---|---|
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 243 | $ 7,483 | 472 | $ 12,724 |
| Shares issued in reinvestment of distributions to shareholders | 403 | 9,753 | 105 | 2,495 |
| Shares redeemed | (342) | (10,350) | (396) | (10,383) |
| **Net increase** | **304** | **$ 6,886** | **181** | **$ 4,836** |

| | Mid Cap Growth | | | | Money Market | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | | Six months ended 6-30-14 | | Year ended 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 4,538 | $ 48,201 | 13,582 | $ 130,242 | 190,480 | $190,480 | 421,420 | $421,420 |
| Shares issued in reinvestment of distributions to shareholders | 2,653 | 26,432 | 1,216 | 11,278 | 78 | 78 | 72 | 72 |
| Shares redeemed | (3,695) | (39,380) | (6,029) | (59,970) | (37,991) | (37,991) | (61,741) | (61,741) |
| Net increase | 3,496 | $ 35,253 | 8,769 | $ 81,550 | 152,567 | $152,567 | 359,751 | $359,751 |

| | Real Estate Securities | | | | Science and Technology | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | | Six months ended 6-30-14 | | Year ended 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 606 | $ 5,182 | 969 | $ 8,005 | 2,747 | $ 72,250 | 5,970 | $132,226 |
| Shares issued in reinvestment of distributions to shareholders | 362 | 3,049 | 53 | 467 | 2,014 | 46,854 | 1,217 | 24,421 |
| Shares redeemed | (563) | (4,816) | (1,059) | (8,678) | (2,745) | (71,562) | (4,206) | (91,894) |
| Net increase (decrease) | 405 | $ 3,415 | (37) | $ (206) | 2,016 | $ 47,542 | 2,981 | $ 64,753 |

| | Small Cap Growth | | | | Small Cap Value | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | | Six months ended 6-30-14 | | Year ended 12-31-13 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 1,505 | $ 19,649 | 3,444 | $ 39,928 | 373 | $ 7,222 | 1,199 | $ 21,467 |
| Shares issued in reinvestment of distributions to shareholders | 4,049 | 43,759 | — | — | 2,615 | 43,779 | 1,141 | 19,795 |
| Shares redeemed | (15,249) | (198,271) | (9,399) | (113,526) | (853) | (16,511) | (3,116) | (57,271) |
| Net increase (decrease) | (9,695) | $(134,863) | (5,955) | $ (73,598) | 2,135 | $ 34,490 | (776) | $ (16,009) |

| | Value | | | |
|---|---|---|---|---|
| | Six months ended 6-30-14 | | Year ended 12-31-13 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 1,614 | $ 12,396 | 5,419 | $ 37,864 |
| Shares issued in reinvestment of distributions to shareholders | 7,529 | 51,322 | 1,678 | 11,577 |
| Shares redeemed | (6,053) | (46,978) | (11,193) | (79,820) |
| Net increase (decrease) | 3,090 | $ 16,740 | (4,096) | $ (30,379) |

## 11. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. At period ended June 30, 2014, High Income had outstanding bridge loan commitments of $17,384. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations.

## 12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2014 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Pathfinder Aggressive | $ 84,053 | $ 4,494 | $ — | $ 4,494 |
| Pathfinder Conservative | 118,203 | 4,782 | 49 | 4,733 |
| Pathfinder Moderate | 868,177 | 67,134 | 541 | 66,593 |
| Pathfinder Moderately Aggressive | 1,022,619 | 94,475 | — | 94,475 |

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Pathfinder Moderately Conservative | $ 284,998 | $ 16,165 | $ 23 | $ 16,142 |
| Pathfinder Moderate – Managed Volatility | 107,776 | 23 | 2,122 | (2,099) |
| Pathfinder Moderately Aggressive – Managed Volatility | 32,090 | 36 | 733 | (697) |
| Pathfinder Moderately Conservative – Managed Volatility | 21,336 | 55 | 280 | (225) |
| Asset Strategy | 1,599,946 | 139,927 | 19,229 | 120,698 |
| Balanced | 303,539 | 110,947 | 646 | 110,301 |
| Bond | 306,874 | 13,839 | 5,931 | 7,908 |
| Core Equity | 373,866 | 131,023 | 1,212 | 129,811 |
| Dividend Opportunities | 385,342 | 120,842 | 149 | 120,693 |
| Energy | 107,943 | 38,634 | 1,381 | 37,253 |
| Global Bond | 18,228 | 648 | 247 | 401 |
| Global Natural Resources | 162,534 | 38,856 | 5,767 | 33,089 |
| Growth | 572,397 | 246,085 | 2,514 | 243,571 |
| High Income | 843,483 | 27,251 | 3,631 | 23,620 |
| International Core Equity | 619,749 | 98,624 | 7,795 | 90,829 |
| International Growth | 362,220 | 77,188 | 3,405 | 73,783 |
| Limited-Term Bond | 454,485 | 5,099 | 434 | 4,665 |
| Micro Cap Growth | 58,798 | 19,772 | 3,480 | 16,292 |
| Mid Cap Growth | 381,091 | 78,088 | 8,879 | 69,209 |
| Money Market | 754,106 | — | — | — |
| Real Estate Securities | 41,485 | 6,710 | 904 | 5,806 |
| Science and Technology | 365,408 | 242,907 | 7,190 | 235,717 |
| Small Cap Growth | 271,441 | 109,545 | 8,781 | 100,764 |
| Small Cap Value | 242,099 | 58,786 | 4,175 | 54,611 |
| Value | 292,469 | 70,371 | 4,519 | 65,852 |

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2013 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

| Fund | Distributed Ordinary Income | Undistributed Ordinary Income | Distributed Long-Term Capital Gains | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|---|---|
| Pathfinder Aggressive | $ 1,168 | $ 947 | $ 4,275 | $ 6,035 | $— | $ — | $ — |
| Pathfinder Conservative | 1,675 | 1,950 | 4,572 | 6,652 | — | — | — |
| Pathfinder Moderate | 9,901 | 11,312 | 29,860 | 63,917 | — | — | — |
| Pathfinder Moderately Aggressive | 12,112 | 12,268 | 41,461 | 75,003 | — | — | — |
| Pathfinder Moderately Conservative | 3,456 | 3,495 | 10,216 | 18,400 | — | — | — |
| Pathfinder Moderate – Managed Volatility | 10 | 91 | 2 | 8 | — | — | — |
| Pathfinder Moderately Aggressive – Managed Volatility | 6 | 28 | 2 | 2 | — | — | — |
| Pathfinder Moderately Conservative – Managed Volatility | 5 | 34 | — | — | — | — | — |
| Asset Strategy | 18,794 | 8,177 | — | 216,752 | — | — | — |
| Balanced | 8,035 | 7,917 | 29,661 | 30,502 | — | — | — |
| Bond | 17,518 | 11,932 | 8,284 | 9,436 | — | — | — |
| Core Equity | 4,917 | 15,328 | 32,256 | 56,751 | — | — | — |
| Dividend Opportunities | 6,899 | 8,902 | 9,375 | 34,228 | — | — | — |
| Energy | — | 232 | 282 | 3,468 | — | — | — |
| Global Bond | — | 411 | — | — | — | — | — |
| Global Natural Resources | — | — | — | — | — | 1,468 | — |
| Growth | 4,695 | 15,501 | 83,930 | 133,083 | — | — | — |
| High Income | 27,182 | 39,912 | — | 6,011 | — | — | — |
| International Core Equity | 11,160 | 55,557 | — | 13,713 | — | — | — |
| International Growth | 4,722 | 8,925 | 10,103 | 36,406 | — | — | — |
| Limited-Term Bond | — | 2,597 | 134 | 602 | — | — | — |
| Micro Cap Growth | — | 172 | 2,496 | 9,581 | — | — | — |
| Mid Cap Growth | — | 8,357 | 11,278 | 17,831 | — | — | — |
| Money Market | 72 | 19 | — | — | — | — | — |
| Real Estate Securities | 467 | 455 | — | 2,587 | — | — | — |
| Science and Technology | — | — | 24,421 | 46,851 | — | — | 30 |
| Small Cap Growth | — | 11,898 | — | 31,856 | — | — | — |
| Small Cap Value | 10,012 | 14,771 | 9,783 | 29,004 | — | — | — |
| Value | 7,365 | 14,661 | 4,212 | 36,652 | — | — | — |

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2013 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act was December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a RIC during the period end December 31, 2013:

| | Pre-Enactment | | | | | Post-Enactment | |
| | | | | | | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
| Fund | 2014 | 2015 | 2016 | 2017 | 2018 | | |
|---|---|---|---|---|---|---|---|
| Pathfinder Aggressive | $— | $— | $ — | $ — | $ — | $ — | $ — |
| Pathfinder Conservative | — | — | — | — | — | — | — |
| Pathfinder Moderate | — | — | — | — | — | — | — |
| Pathfinder Moderately Aggressive | — | — | — | — | — | — | — |
| Pathfinder Moderately Conservative | — | — | — | — | — | — | — |
| Pathfinder Moderate – Managed Volatility | — | — | — | — | — | — | — |
| Pathfinder Moderately Aggressive – Managed Volatility | — | — | — | — | — | — | — |
| Pathfinder Moderately Conservative – Managed Volatility | — | — | — | — | — | — | — |
| Asset Strategy | — | — | — | — | — | — | — |
| Balanced | — | — | — | — | — | — | — |
| Bond | — | — | — | — | — | — | — |
| Core Equity | — | — | — | — | — | — | — |
| Dividend Opportunities | — | — | — | — | — | — | — |
| Energy | — | — | 1,276 | 1,950 | 432 | 479 | 227 |
| Global Bond | — | — | — | — | — | 44 | 93 |
| Global Natural Resources | — | — | — | — | — | 2,248 | 25,067 |
| Growth | — | — | — | — | — | — | — |
| High Income | — | — | — | — | — | — | — |
| International Core Equity | — | — | — | — | — | — | — |
| International Growth | — | — | — | — | — | — | — |
| Limited-Term Bond | — | — | — | — | — | — | — |
| Micro Cap Growth | — | — | — | — | — | — | — |
| Mid Cap Growth | — | — | — | — | — | — | — |
| Money Market | — | — | — | — | — | — | — |
| Real Estate Securities | — | — | — | — | — | — | — |
| Science and Technology | — | — | — | — | — | — | — |
| Small Cap Growth | — | — | — | — | — | — | — |
| Small Cap Value | — | — | — | — | — | — | — |
| Value | — | — | — | — | — | — | — |

## 13. IN-KIND REDEMPTIONS

In certain circumstances, a Portfolio may distribute portfolio securities rather than cash as payment for redemption of Portfolio shares ("in-kind redemption"). For financial reporting purposes, a Portfolio recognizes a gain on the in-kind redemptions to the extent the value of the distributed securities on the date of redemption exceeds the cost of those securities; a Portfolio recognizes a loss if cost exceeds value. Gains and losses realized on the in-kind redemptions are not recognized for tax purposes, and are reclassified from accumulated net realized gains (losses) to paid-in capital. During the period ended June 30, 2014, the following Portfolios realized gains or losses from in-kind redemptions ($ amounts in thousands) of approximately:

| Portfolio | Realized Gains | Realized Losses |
|---|---|---|
| Growth | $89,798 | $(2,588) |
| Small Cap Growth | 39,468 | (7,415) |

## 14. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

At a meeting of the Board of Trustees on May 20-21, 2014 ("May Meeting"), the Board of Trustees, including the Independent Trustees, considered whether to approve a new subadvisory agreement ("New Agreement") between Waddell & Reed Investment Management Company ("WRIMCO") and Wall Street Associates, LLC ("WSA") with respect to Ivy Funds VIP Micro Cap Growth ("Micro Cap Growth") to enable WSA to continue to serve as the subadviser to Micro Cap Growth following a possible change of control of WSA if approved by shareholders of Micro Cap Growth. As part of that consideration, the Board of Trustees noted that, at a meeting on August 12-13, 2013 (the "August Meeting"), it had considered the renewal of the previous subadvisory agreement between WRIMCO and WSA with respect to Micro Cap Growth ("Previous Agreement"). The Board of Trustees considered that, at the August Meeting, it had reviewed and discussed extensively the information provided by WSA on, among other things: the nature, extent and quality of services WSA provides Micro Cap Growth; any benefits derived by WSA from its relationship to Micro Cap Growth; the fees charged by WSA for subadvisory services to Micro Cap Growth; WSA's performance in advising Micro Cap Growth; whether there are economies of scale with respect to the management of Micro Cap Growth; and the anticipated profits to be realized by WSA in connection with the operation of Micro Cap Growth and whether the amount of profit is a fair entrepreneurial profit for the management of Micro Cap Growth, as disclosed in Micro Cap Growth's Annual Report to shareholders dated December 31, 2013. The Board of Trustees then noted that, at the August Meeting, after extensive deliberation of the materials it had received from WSA that it believed to be reasonably necessary to evaluate the terms of the Previous Agreement, the Board of Trustees, including by separate vote the Independent Trustees, unanimously determined that approval of the continuation of the Previous Agreement was in the best interests of the Ivy Funds Variable Insurance Portfolios and the shareholders of Micro Cap Growth, and so it unanimously approved the renewal of the Previous Agreement.

During the May Meeting, a representative of WRIMCO discussed the possible change of control of WSA by virtue of the retirement of William Jeffery and Ken McCain, the controlling shareholders of WSA, which had necessitated approval of the New Agreement, and also explained that the change of control is not expected to impact or interfere with the management or the business of WSA with respect to its subadvisory services to Micro Cap Growth. The Board of Trustees then considered that the terms and conditions of the New Agreement were identical in all material respects to the terms and conditions of the Previous Agreement that it had approved at the August Meeting. The Board of Trustees also considered that the factors upon which it had based its conclusion to continue the Previous Agreement had not changed.

As a result of its considerations, the Board of Trustees, including all of the Independent Trustees, unanimously approved the New Agreement.

On July 2, 2014, a special shareholder meeting (Meeting) for Ivy Funds VIP Micro Cap Growth was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

**Proposal No. 1:** To approve a new investment subadvisory agreement between Wall Street Associates, LLC, the Fund's subadviser, and Waddell & Reed Investment Management Company ("WRIMCO"), the Fund's investment manager.

| FUND NAME | FOR | AGAINST | ABSTAIN | TOTAL |
|---|---|---|---|---|
| Ivy Funds VIP Micro Cap Growth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,126,195 | 156,300 | 182,199 | 2,464,694 |

**Proposal No. 2:** To approve the use of a "manager of managers" structure, whereby WRIMCO will be able to hire and replace subadvisers for the fund without shareholder approval.

| FUND NAME | FOR | AGAINST | ABSTAIN | TOTAL |
|---|---|---|---|---|
| Ivy Funds VIP Micro Cap Growth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,966,751 | 294,963 | 202,980 | 2,464,694 |

## PROXY VOTING INFORMATION

### Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

### Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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# The Ivy Funds Variable Insurance Portfolios Family

## Global/International Portfolios

International Core Equity

International Growth

## Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

## Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

## Money Market Portfolios

Money Market

## Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate Managed Volatility

Pathfinder Moderately Aggressive Managed Volatility

Pathfinder Moderately Conservative Managed Volatility

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.